4 May 2004

82-3010

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

04030435

Dear Sirs,

WEMBLEY PLC

Enclosed are copies of:-

- Information that Wembley made public distributed under English law
  - Press Releases

- Reports that Wembley filed with the London Stock Exchange
  - Copies of Announcements made to the London Stock Exchange

- Information or reports that Wembley distributed to its shareholders during 2004
  - Annual Report and Accounts 2003
  - Offer document from MGM (now superseded)
  - Offer document from BLB

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Yours faithfully,

Diana Bromley
Company Secretary

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone 020 8902 8833 Fax 020 8900 1046
e-mail corporate@wembley.co.uk

REG-Wembley PLC (WMY.L) Acquisition by MGM Mirage - Part 1.

4,361 words

27 January 2004

07:29

Regulatory News Service

English

RNS Number:6617U Wembley PLC 27 January 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES,

AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

27 January 2004

MGM MIRAGE AND WEMBLEY PLC

RECOMMENDED CASH ACQUISITION
BY MGM MIRAGE OF WEMBLEY PLC
AND RELATED PROPOSALS

Summary

- The boards of MGM MIRAGE and Wembley announce that they have reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley.

- Under the terms of the Acquisition, Wembley Shareholders will receive 750 pence in cash per Wembley Share. Wembley Shareholders will also receive shares in Newco pro rata to their shareholdings in Wembley. The Acquisition values the entire issued and to be issued share capital of Wembley at approximately £270 million before taking into account any additional value of the shares in Newco.

- The Acquisition represents a premium of 22.4 per cent. (before ascribing any value to Newco) over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004, the last business day prior to this announcement, and a premium of 42.2 per cent. (before ascribing any value to Newco) over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley. - The proposal includes a reorganisation as a result of which Wembley Shareholders will receive shares in Newco pro rata to their shareholdings in Wembley. Newco is an English company to be formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (immediately prior to its acquisition by MGM MIRAGE) its potential liability for, and associated costs of, the Lincoln Park Litigation.

- As part of the Lincoln Park Reorganisation, LPRI, which will be wholly-owned by Newco, will become the entity subject to the Lincoln Park Litigation and will, upon the Acquisition taking effect, have cash balances of $16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share). This will include $8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. On this basis, the Wembley Directors believe, following legal advice, that LPRI will have sufficient funds to meet its liability for, and associated costs of, the Lincoln Park Litigation.

- On resolution of the Lincoln Park Litigation, any remaining cash will be distributed to Wembley Shareholders through their shareholdings in Newco. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, $8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to Wembley Shareholders, together with any cash balances remaining after the payment of legal and other costs.

- Given the limited liability status of Newco and LPRI (the only asset of Newco), Wembley Shareholders should have no legal or financial exposure (beyond the cash retained in LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their shareholding in Newco, nor should Wembley or MGM MIRAGE have any legal or financial exposure relating to such litigation.

- The Acquisition is conditional, inter alia, upon the completion of the Lincoln Park Reorganisation and receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators.

- All of the Wembley Directors and certain other Wembley Shareholders, together owning or controlling an aggregate of 18,032,646 Wembley Shares, representing approximately 52.0 per cent. of the existing issued share capital of Wembley, have confirmed to MGM MIRAGE that they intend to vote in favour of the Acquisition.

- The Acquisition, which has been unanimously recommended by the Wembley Directors, will be effected by

way of a scheme of arrangement of Wembley under section 425 of the Companies Act. The Wembley Board is being advised by Hawkpoint and Merrill Lynch in connection with the Acquisition.

- MGM MIRAGE is one of the world's leading and most respected hotel and gaming resort operators. It owns and operates 12 casino resorts located in Nevada, Mississippi, Michigan and Australia. The company is headquartered in Las Vegas, Nevada and is listed on the New York Stock Exchange with a market capitalisation of approximately $5.8 billion (approximately £3.2 billion).

Commenting on the Acquisition, J. Terrence Lanni, Chairman and Chief Executive Officer of MGM MIRAGE, said:. "The acquisition of Wembley will complement MGM MIRAGE's existing portfolio of assets, particularly in the US. We believe that Wembley is a business with considerable potential which we intend to accelerate through the use of the considerable gaming expertise within MGM MIRAGE as well as MGM MIRAGE's strong balance sheet."

Claes Hultman, Chairman of Wembley, said:

"We are very pleased to have reached an agreement with MGM MIRAGE on a proposal which will provide a healthy premium to our shareholders, representing a share price growth of 275 per cent. plus dividends since the company's reconstruction in May 1995. This compares to a rise of 46 per cent. for the FTSE Leisure Index over the same period. MGM MIRAGE is a highly respected gaming operator and our Rhode Island, Colorado and UK businesses will be placed in very capable hands."

Enquiries:

MGM MIRAGE	Tel: +1 (702) 891 7147
Alan M. Feldman	
Citigroup	Tel: +44 (0) 207 986 4000
Wendell Brooks Simon Gluckstein	
Carl Byoir & Associates	Tel: +44 (0) 207 413 3042
Lalu Dasgupta	
Wembley	Tel: +44 (0) 208 795 8003
Claes Hultman Mark Elliott	

Hawkpoint Tel: +44 (0) 207 665 4500

Paul Baines Vinay Ghai

Merrill Lynch Tel: +44 (0) 207 628 1000

Simon Mackenzie-Smith Tim Pratelli

College Hill Tel: +44 (0) 207 457 2020

Matthew Smallwood Justine Warren

This summary should be read in conjunction with the full text of the attached announcement.

Citigroup Global Markets Limited, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for MGM MIRAGE and no one else in connection with the Acquisition and will not be responsible to anyone other than MGM MIRAGE for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Acquisition. Hawkpoint, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Acquisition and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Acquisition.

Merrill Lynch, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Acquisition and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Acquisition.

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The information contained herein is not for publication or distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. The announcement is not an offer to sell or a solicitation of any offer to buy shares in Newco in the United States; the shares in Newco may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of shares in

Newco in the United States.

Appendix II contains the definitions of certain terms used in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES,

AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

27 January 2004

MGM MIRAGE AND WEMBLEY PLC

RECOMMENDED CASH ACQUISITION
BY MGM MIRAGE OF WEMBLEY PLC
AND RELATED PROPOSALS

1. Introduction.

The boards of MGM MIRAGE and Wembley announce that they have reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley to be effected by means of a scheme of arrangement of Wembley under section 425 of the Companies Act.

Under the terms of the Acquisition, Wembley Shareholders will receive 750 pence in cash per Wembley Share. Wembley Shareholders will also receive shares in Newco pro rata to their shareholdings in Wembley.

The Acquisition values the entire issued and to be issued share capital of Wembley at approximately £270 million before taking into account any additional value attributable to the shares in Newco. On this basis, the Acquisition represents a premium of 22.4 per cent. (before ascribing any value to Newco) over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004, the last business day prior to this announcement, and a premium of 42.2 per cent. (before ascribing any value to Newco) over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

2. Recommendation

The Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Wembley Board, Hawkpoint and Merrill Lynch have taken into account the commercial assessments of the Wembley Directors. Accordingly, the

Wembley Directors unanimously recommend that Wembley Shareholders vote in favour of the resolutions to be considered at the Wembley Court Meeting(s) and the Wembley Extraordinary General Meeting, as they have indicated they will do in respect of their entire holdings of 94,891 Wembley Shares, representing 0.3 per cent. of the existing issued share capital of Wembley.

3. Details of the Acquisition

Under the terms of the Acquisition, Wembley Shareholders will receive:

for each Wembley Share 750 pence in cash.

Upon the Acquisition taking effect, Wembley Shareholders will also receive shares in Newco pro rata to their shareholdings in Wembley. Newco is an English company to be formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (immediately prior to its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation. Newco's only asset will be LPRI, a Rhode Island limited liability company which, in addition to the potential liability for, and associated costs of, the Lincoln Park Litigation will, upon the Acquisition taking effect, have cash balances of $16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share). This will include $8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. On this basis, the Wembley Directors believe, following legal advice, that LPRI will have sufficient funds to meet its liability for, and associated costs of, the Lincoln Park Litigation.

On resolution of the Lincoln Park Litigation, the directors of Newco (who will be the current Wembley Directors) will return any remaining cash to shareholders. The timing and amount of any such return will depend on the extent to which LPRI is successful in resolving the Lincoln Park Litigation for an aggregate cost (including any penalty imposed) which is less than the amount of its cash balances. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, $8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to shareholders, together with any cash balances remaining after the payment of legal and other costs. MGM MIRAGE and Citigroup express no opinion as to whether the retained cash balances will be sufficient and, accordingly, whether or when any future return of cash to shareholders will be made. Given the limited liability status of Newco and LPRI (the only asset of Newco), Wembley Shareholders should have no legal or financial exposure (beyond the cash retained in LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their shareholdings in Newco, nor should Wembley or MGM MIRAGE have any legal or financial exposure relating to such litigation. MGM MIRAGE will not acquire any interest in Newco or LPRI and neither it nor Wembley will have any responsibility for the conduct or outcome of the Lincoln Park Litigation. No application will be made for the admission of the shares in Newco to the Official List or to trading on the London Stock Exchange.

Wembley Shares will be acquired under the Acquisition fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto, including, without limitation, the right to receive all dividends and other distributions (if any) announced, declared, made or paid hereafter.

The Acquisition will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Scheme Document.

4. The Lincoln Park Reorganisation

The indictment under the Lincoln Park Litigation is currently against Lincoln Park Inc., an indirect wholly-owned subsidiary of Wembley. The Lincoln Park Reorganisation is intended to separate from the Wembley Group (immediately prior to its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation.

Under the Lincoln Park Reorganisation, the following steps are proposed (although Wembley and MGM MIRAGE reserve the right to agree amendments to these steps to effect the underlying commercial objectives):

(i) Lincoln Park Inc. will be reorganised by way of merger into LPRI, a Rhode Island limited liability company.

(ii) LPRI will transfer (by distribution or otherwise) its business, assets and liabilities to its immediate holding company, UTGR Inc., save that it will retain its liability for the Lincoln Park Litigation, including associated legal and other costs. It will also retain cash balances of $16.3 million (approximately £9.0 million), being an amount which the directors of Wembley believe, following legal advice, will be sufficient to provide for such liability and costs.

(iii)A new English company, Newco, will be established, following which UTGR Inc. will transfer its membership interest in LPRI to Newco.

(iv) Upon the Scheme becoming effective, Wembley Shareholders will receive shares in Newco pro rata to their shareholdings in Wembley.

The US Attorney has confirmed, as part of the agreement establishing the $8 million escrow account referred to above, that he would not object to the implementation of the Lincoln Park Reorganisation. The Lincoln Park Reorganisation will only be implemented once the necessary resolutions have been passed at the Wembley Court Meeting(s) and the Wembley Extraordinary General Meeting and the necessary regulatory clearances have been received. It is expected that, in such circumstances, the Lincoln Park Reorganisation would be implemented immediately prior to the Scheme becoming effective.

5. Reasons for the Acquisition

MGM MIRAGE believes that Wembley will geographically and commercially complement its existing core gaming assets in the United States. Wembley's leading position in Rhode Island represents a strong fit with MGM MIRAGE's existing gaming operations and will allow MGM MIRAGE to leverage its significant gaming expertise and strong balance sheet across the Wembley Group. Additionally, Wembley owns sites in the United Kingdom which could complement MGM MIRAGE's plans to develop facilities in the United Kingdom, should the currently proposed gaming reforms be adopted.

6. Background to and reasons for the recommendation of the Board of Wembley

Wembley has undergone considerable change since its reconstruction in 1995. The Wembley Board has concentrated on the development of a focused group and has sought to realise assets where good value could be achieved. Following the reconstruction, it has also pursued an active share buy-back programme, which totalled some £118 million and significantly enhanced Wembley's earnings per share.

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal locations, namely Rhode Island, Colorado and the United Kingdom. Wembley's facility at Rhode Island in the United States now generates the vast majority of the Wembley Group's profitability (approximately 93.5 per cent. of operating profit in 2002). As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, indictments had been issued against Lincoln Park Inc. and two company executives. On 20 November 2003, Wembley announced that it had received approaches from a number of parties interested in acquiring some or all of its assets. In order to facilitate a sale should an appropriate offer be made, Wembley formulated the Lincoln Park Reorganisation pursuant to which the potential liability for, and associated costs of, the Lincoln Park Litigation could be separated from the Wembley Group. In light of this structure, MGM MIRAGE proposed the Acquisition which the Wembley Directors, taking into account, inter alia, the discussions that Wembley had had with other parties, believe provides the best available means for Wembley Shareholders to realise their investments in cash at a significant premium to the prevailing share price.

Accordingly, the Wembley Board has decided unanimously to recommend that Wembley Shareholders vote in favour of the resolutions to be proposed at the Wembley Court Meeting(s) and the Wembley Extraordinary General Meeting.

7. Information on MGM MIRAGE

MGM MIRAGE is one of the world's leading and most respected hotel and gaming resort operators. It owns and operates 12 casino resorts located in Nevada, Mississippi, Michigan and Australia. The company is headquartered in Las Vegas, Nevada and is listed on the New York Stock Exchange with a market capitalisation of approximately $5.8 billion (approximately £3.2 billion). Its portfolio of resorts includes Bellagio, MGM Grand, The Mirage, Treasure Island, New York-New York, Beau Rivage, MGM Grand Detroit and the Primm Valley Resorts. The company also operates three championship golf courses (one in Nevada and two in California, at the Nevada border). MGM MIRAGE is a 50 per cent. owner of Borgata, a destination casino resort at Renaissance Pointe in Atlantic City, New Jersey and a 50 per cent. owner of the Monte Carlo Casino Hotel in Las Vegas. Internationally, MGM MIRAGE owns and operates MGM Grand Australia in Darwin, Australia and holds a 25 per cent. interest in casino developer Metro Casinos Limited of Great Britain. MGM MIRAGE has recently entered the United Kingdom market notably through a joint venture development agreement with Earls Court and Olympia Group that could lead to the development of a new gaming and entertainment complex in the Olympia Exhibition Centre in London and a 50:50 joint venture with Newcastle United PLC to build a major new mixed-use development on a prime site above St. James' Metro Station. For the year ended 31 December 2002, MGM MIRAGE reported net revenue of $3.8 billion (2001: $3.7 billion) and net income of $292 million (2001: $170 million). As at 31 December 2002, MGM MIRAGE had total assets of $10.5 billion and total stockholders' equity of $2.7 billion.

For the nine months ended 30 September 2003, MGM MIRAGE reported net revenues of $2.9 billion (2002: $2.9 billion) and net income of $152 million (2002: $253 million).

8. Information on Wembley

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island and Colorado. Wembley's principal venue is the Lincoln Park greyhound track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy is to offer additional gaming opportunities in the form of video lottery terminals. Video lottery terminals at greyhound racing tracks are not presently authorised under Colorado law, a referendum seeking such authorisation having been defeated in 2003. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31 December 2002, Wembley reported audited turnover from continuing operations of £101.1 million (2001: £101.2 million) and audited operating profit from continuing operations and before tax, interest and exceptional items of £38.9 million (2001: £35.1 million). As at 31 December 2002, Wembley had audited net assets of £189.0 million.

For the six months ended 30 June 2003, Wembley reported unaudited turnover from continuing operations

of £50.5 million (2002: £51.2 million) and unaudited operating profit from continuing operations and before tax, interest and exceptional items of £18.0 million (2002: £20.1 million). As at 30 June 2003, Wembley had unaudited net assets of £195.3 million and net cash of £1.2 million. Wembley issued a trading update on 5 November 2003. Since then, the Wembley Group has been trading in line with the Wembley Board's expectations. It is expected that Wembley will announce its preliminary results for the year ended 31 December 2003 on 24 February 2004, full details of which will be incorporated in the Scheme Document.

In light of the Acquisition, Wembley will not be declaring a final dividend in respect of the year ended 31 December 2003.

9. Description of the Scheme

The Acquisition will be effected by way of a scheme of arrangement of Wembley under section 425 of the Companies Act. It is expected that the Scheme Document will be posted to Wembley Shareholders in late February 2004. Application will be made to the Court to obtain a hearing date for final sanction of the Scheme when the necessary regulatory clearances have been obtained or the timing for obtaining them has been clarified. It is hoped that regulatory clearances will be obtained by not later than June 2004.

Under the Scheme, each Wembley Share will be cancelled pursuant to the Capital Reduction and new shares in Wembley will be issued fully paid to MGM MIRAGE. In consideration for the cancellation of their shares in Wembley, Wembley Shareholders will receive the cash consideration under the terms of the Acquisition as outlined above. On the Scheme becoming effective, Wembley will become a wholly-owned subsidiary of MGM MIRAGE.

The Scheme will be subject to the conditions set out in Appendix I, including the satisfaction of certain regulatory conditions and the sanction of the Scheme by the Court.

To become effective, the Scheme requires, amongst other things, the approval of a majority in number representing three-fourths in value of Wembley Shareholders present and voting, either in person or by proxy, at the relevant Wembley Court Meeting(s).

In addition to the Wembley Court Meeting(s), an Extraordinary General Meeting of Wembley will be held for the purpose of considering and, if thought fit, approving the necessary resolutions relating to the Capital Reduction, the Lincoln Park Reorganisation and the implementation of the Scheme. This meeting will be held directly after the Wembley Court Meeting(s). The Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Order and the registration of such Order. Upon the Scheme becoming effective, it will be binding on all Wembley Shareholders, irrespective of whether or not they attended or voted at the Wembley Court Meeting(s) or the Wembley Extraordinary General Meeting.

The directors of Wembley and the other head office employees will be made redundant upon the Scheme becoming effective and paid in accordance with their terms of employment and normal Wembley redundancy practice. In respect of the employees and management within the rest of the Wembley Group, MGM MIRAGE has assured the Wembley Board that, upon the Scheme becoming effective, the existing employment rights, including pension rights, of all such employees and management will be fully safeguarded.

11. Wembley Share Option Schemes

Appropriate proposals will be made in due course to the holders of options under the Wembley Share Option Schemes.

12. Inducement fee

As an inducement to MGM MIRAGE to make the Acquisition, Wembley and MGM MIRAGE have entered into an agreement under which Wembley has agreed to pay MGM MIRAGE approximately £2.7 million in the event that:

(i) the Wembley Directors withdraw their unanimous recommendation to the

Wembley Shareholders to vote in favour of the Acquisition (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the Acquisition lapses or is withdrawn in accordance with its terms; or

(ii) any person unconnected with MGM MIRAGE makes a takeover proposal

which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

More to follow, for following part double-click [nRN1a6617U].

Document RNS0000020040127e01r00092

REG-Wembley PLC (WMY.L) US Attorney Agreement.

468 words
27 January 2004
07:27
Regulatory News Service
English

RNS Number:6615U Wembley PLC 27 January 2004

WEMBLEY PLC

("Wembley" or the "Company")

Agreement with US Attorney caps maximum penalty at $8m
and facilitates sale of the Company

Wembley announces that its Rhode Island subsidiary, Lincoln Park Inc, has entered into an agreement with the United States Attorney for the District of Rhode Island (the "US Attorney") to deposit US$ 8 million into an escrow account. This follows agreement with the US Attorney that US$ 8 million represents the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc on all counts under the indictment against it.

As part of this agreement, the US Attorney has also confirmed that he would not object to a transfer of the business of Lincoln Park Inc to another Wembley subsidiary, if regulatory approval were sought for this. Such a transfer helps facilitate a sale of the Rhode Island operation (or of Wembley itself) since the indicted entity, Lincoln Park Inc (or any successor company), could then be transferred out of the Wembley Group to Wembley's shareholders, possibly by way of a dividend in specie. In such a situation, Lincoln Park Inc, having transferred its business to another Wembley subsidiary, would solely retain the benefit of the funds in escrow, together with sufficient additional funds to cover anticipated defence and other related costs.

The deposit into escrow of the US$ 8 million does not represent an acknowledgement of any guilt whatsoever by Lincoln Park Inc, Nigel Potter or Dan Bucci. Indeed, as previously stated, the Board of

Wembley believes that no US laws were broken nor was there ever any intention to break any US laws and accordingly it remains of the view that the allegations against Lincoln Park Inc are without foundation. Lincoln Park Inc and Messrs Potter and Bucci strenuously deny the allegations against them and intend to defend themselves vigorously at trial. In the event that Lincoln Park Inc is acquitted (or any fines imposed are less than US$ 8 million), the US$ 8 million (or any balance thereof) would be returned to Lincoln Park Inc. If Lincoln Park Inc had previously been transferred out of the Wembley Group to Wembley's shareholders, this amount would in turn be distributed to shareholders.

Wembley has also reached agreement on the terms of a recommended cash acquisition for the Company by MGM MIRAGE of the USA, details of which are incorporated in a separate announcement.

27 January 2004

Enquiries:

Wembley plc — Today: 020 7457 2020
Claes Hultman, Executive Chairman — (Thereafter: 020 8902 8833)

Mark Elliott, Finance Director

College Hill — Tel: 020 7457 2020

Justine Warren Matthew Smallwood

END

AGRQKOKBABKKDDB.

Document RNS0000020040127e01r00090

REG-Wembley PLC (WMY.L) Relevant Securities in Issue.

138 words
28 January 2004
08:55
Regulatory News Service
English

RNS Number:7156U Wembley PLC 28 January 2004

WEMBLEY PLC

("Wembley" or the "Company")

Rule 2.10 Announcement - Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, further to the announcement made yesterday by the Company, the Company confirms that it has 34,661,954 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

28 January 2004

Enquiries:

College Hill tel: 020 7457 2020

Matthew Smallwood / Justine Warren

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

130 words
5 February 2004
17:06
Regulatory News Service
English

.

RNS Number:0881V Wembley PLC 05 February 2004

WEMBLEY PLC

Rule 2.10 Announcement - Relevant Securities in Issue

Further to the announcement of 28 January 2004, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that it has 34,693,189 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

Enquiries:

College Hill tel: 020 7457 2020

Matthew Smallwood / Justine Warren

END RTTSSLFWISLSESE.

Document RNS0000020040205e025006n0

REG-Wembley PLC (WMY.L) Holding(s) in Company.

79 words
9 February 2004
15:16
Regulatory News Service
English

RNS Number:1822V Wembley PLC 09 February 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 9 February 2004 that Credit Suisse First Boston Equities Limited has an interest of 1,468,970 shares, representing approximately 4.28% of the issued share capital of the Company.

END

HOLQKCKDPBKDQBK.

Document RNS0000020040209e029005bp

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

131 words
11 February 2004
16:17
Regulatory News Service
English

RNS Number:3015V Wembley PLC 11 February 2004

WEMBLEY PLC

Rule 2.10 Announcement - Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options, it has 34,704,863 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

Enquiries:

College Hill tel: 020 7457 2020

Matthew Smallwood / Justine Warren

END

RTTSFMFMFSLSEFE.

Document RNS0000020040211e02b006en

REG-Wembley PLC (WMY.L) Notice of Results.

71 words

13 February 2004

16:32

Regulatory News Service

English

RNS Number:4284V Wembley PLC 13 February 2004

WEMBLEY PLC

Notification of Results

Wembley plc will be announcing preliminary results for the year ended 31 December 2003 on Tuesday 24 February 2004.

13 February 2004

ENQUIRIES:

College Hill Tel: 020 7457 2020

Matthew Smallwood Justine Warren

END NORGUUUWPUPCGQW.

Document RNS0000020040213e02d005em

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

112 words
18 February 2004
13:38
Regulatory News Service
English

RNS Number:5651V Wembley PLC 18 February 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options, it has 34,705,063 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares and ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

END

RTTSFWFDASLSEDE.

Document RNS0000020040218e02i004bn

REG-Wembley PLC (WMY.L) Offer Update.

297 words
19 February 2004
08:13
Regulatory News Service
English

RNS Number:5955V Wembley PLC 19 February 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES,

AUSTRALIA, CANADA OR JAPAN

WEMBLEY PLC

RECOMMENDED CASH ACQUISITION
BY MGM MIRAGE OF WEMBLEY PLC

Following the announcement on 27 January 2004 of MGM MIRAGE's proposed recommended cash acquisition of Wembley, it is Wembley's intention that the documents relating to the scheme of arrangement will be posted to Wembley Shareholders in late February 2004 after the announcement of Wembley's preliminary results on 24 February 2004.

Rule 30.1 of the Code normally requires offer documentation to be posted within 28 days of an offer announcement, which would mean that the documentation in respect of MGM MIRAGE's recommended cash acquisition would have to be posted on or before 24 February 2004. However, as a result of the timing of Wembley's announcement of its preliminary results, the Panel Executive, with the agreement of MGM MIRAGE, has consented to an extension of the normal timetable for posting.

The Acquisition is being implemented by way of a scheme of arrangement of Wembley under section 425 of the Companies Act. The Acquisition is subject to a number of conditions, including regulatory clearances in the US, the sanction of the Court and the approval of Wembley Shareholders. It is hoped that regulatory clearances will be obtained by not later than June 2004 with the Acquisition being completed shortly thereafter.

2004

Enquiries:

College Hill Tel: 020 7457 2020

Matthew Smallwood / Justine Warren

Terms defined in Wembley's recommended cash acquisition announcement dated 27 January 2004 have the same meaning in this announcement.

END OUPSFFSAUSLSEFE.

Document RNS0000020040219e02j000rt

REG-Wembley PLC (WMY.L) Final Results - Part 1.

5,710 words
24 February 2004
07:23
Regulatory News Service
English

.

RNS Number:7357V Wembley PLC 24 February 2004

24 February 2004

WEMBLEY PLC ANNOUNCES 2003 results

Wembley plc, the track based gaming company operating in the UK and USA, today announces its results for 2003. This follows the recent announcement of a recommended cash acquisition of Wembley plc by MGM MIRAGE at 750 pence per share.

Financial and commercial highlights

	31 December 2003	31 December 2002
- Average weekly VLT revenue (Lincoln Park)	$5.1m	$4.5m
- Operating profit (from continuing operations before exceptional items)	£35.3m	£39.3m
- Profit before tax	£26.1m	£26.1m
- Earnings per share (adjusted)	64.0p	64.0p

Operating profit (from continuing operations before exceptional items) at £35.3m was £4.0m lower than in 2002. This was caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50), which had an adverse impact of around £3.2m.

At Lincoln Park, Rhode Island, a total of 572 new video lottery terminals ("VLTs ") were introduced in the first half of the year, bringing the total number of VLTs operational at Lincoln Park to 2,272. This followed the receipt of permission in January 2003 to install a further 1,300 VLTs. The new VLTs helped increase the average weekly VLT revenue, which is the key performance indicator of this business, by around 13% to $5.1m (2002: $4.5m). The benefit of this additional revenue was offset by legislative changes that reduced Lincoln Park's share of this VLT revenue to an average for 2003 of 28.75% (2002: 30.75%). Overall, profit before tax at £26.1m (2002: £26.1m) and adjusted earnings per share at 64.0p (2002: 64.0p) were in line with that achieved last year.

On 9 September 2003, an indictment was issued against Lincoln Park and two Wembley executives following a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the potential separation of the indicted Lincoln Park corporate entity from the Wembley Group and capped its maximum liability at trial at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced.

On 5 November 2003, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday.

Proposed acquisition by MGM MIRAGE ("MGM")

On 27 January 2004, it was announced that agreement had been reached with MGM of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share) that would be available to meet any fine that may be imposed upon that company, together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%.

As a result of this recommended cash acquisition by MGM, Wembley has decided not to declare a final dividend for 2003.

A document setting out the proposal will be posted to shareholders on 27 February 2004.

Claes Hultman, Chairman and Chief Executive of Wembley, commented:

"The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its VLT operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The Board believes that the acquisition of Wembley plc by MGM at 750 pence per share is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price."

For further information, please contact:.

Claes Hultman Chairman and Chief Wembley plc 020
8795 8003

Executive

Mark Elliott Finance Director Wembley plc 020
8795 8003

Matthew Smallwood College Hill 020
7457 2020
Justine Warren College Hill 020
7457 2020

E-mail corporate@wembleyplc.com www.wembleyplc.com

Chairman's statement

Since my appointment as Chairman of Wembley in 1995, following the refinancing of the company, the Board has pursued a clear 3-point strategy to release the inherent value from within Wembley:

1. Maximise operating income;
2. Release cash from under-performing assets; and

3. Determine a way forward for the core businesses to secure future growth.

The sale of under-performing assets was completed by the beginning of 2003 following the disposals of Wembley Stadium in 1999 for £106m and the remaining land at Wembley in 2002 for £48.6m. The cash released from these disposals allowed Wembley to return £118m to shareholders through a programme of share buybacks that resulted in the purchase and cancellation of around 40% of its issued share capital.

Wembley has emerged as a focused gaming group, operating in the UK and in Rhode Island and Colorado in the US. Operating profit (excluding exceptional items) has improved during this period from £19.7m in 1995 to £35.3m in 2003 and Wembley's principal asset, Lincoln Park in Rhode Island, is now recognised as arguably the best performing venue of its type in the US. Since 1995, shareholders have received dividends totalling 69 pence per share and have benefited from substantial share price growth.

With in excess of 90% of profits now being generated by Lincoln Park, the Board, in determining the way forward for Wembley, faced the issue of a heavy concentration of the earnings stream being generated in one location. As this business is also highly dependent upon political and regulatory influences, the risk profile is high. This concentration of risk has led, inter alia, to a low rating of Wembley's shares on the London Stock Market compared to its more diversified UK and US peer group. In order to solve this rating deficiency, the Board had the choice between two competing strategies:. 1. Expand the business beyond Lincoln Park by acquiring additional gaming operations; or 2. Sell the existing businesses at a premium.

The first option would have required us to buy gaming operations in direct competition with the larger US operators. The Board believed that the second option would result in shareholder value being maximised. As a result, in 2003 we began exploratory discussions regarding a possible sale of all or part of the Wembley Group. This process was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and two Wembley executives.

The discussions subsequently resumed, culminating in the announcement on 27 January 2004 that the Board had reached agreement with MGM MIRAGE ("MGM") of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders. On announcement, shareholders representing 52.0% of Wembley's issued share capital had indicated to MGM that they intended to vote in favour of the proposal. The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence

per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%. The Board believes that this is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price. An analysis of the events in 2003 will help to illustrate some of the reasons behind the Board's thinking in recommending the MGM acquisition. The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its video lottery terminal ("VLT") operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The indictment issued against Lincoln Park and two Wembley executives follows a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The implications of a criminal conviction for the Lincoln Park business, in the absence of a reorganisation along the lines of that envisaged in the proposed sale to MGM, are potentially serious. However, the Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The indicted executives, who have both stood down from their executive duties, have the full support of Wembley and the allegations will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the ring-fencing of the Lincoln Park indictment and capped the maximum liability at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced. The costs incurred in 2003 in relation to the indictment were £1.4m and have been expensed as an exceptional item. Authorisation for a further 1,300 VLTs at Lincoln Park was received from the Rhode Island Lottery Commission in January 2003, bringing the total number permitted to 3,000. Of the new VLTs, 572 were installed during the first half of the year, augmenting the existing 1,700. The implementation of the balance, and in particular, the location of all 3,000 VLTs in an optimal ground-floor location, is dependent on the construction of a new building at the Lincoln Park site. Construction is in turn dependent upon Lincoln Park securing a long-term revenue sharing agreement with the State. This agreement is essential given that unexpected legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% with effect from 1 July 2003, following a reduction from 31% in July 2002. In order to commit the required investment and thereby maximise revenue, it is imperative that assurance over future levels of revenue share is received.

In a November 2003 referendum, Colorado voters rejected a proposal to introduce VLTs into Colorado's

a reasonable chance of success and, if passed, would have been of great benefit to Wembley, as it owns four out of the five racetracks in the State.

Operating profit (from continuing operations before exceptional charges) of £35.3m was £4.0m lower than in 2002 (£39.3m) caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50). This adversely affected profit in the period by around £3.2m. Sterling has continued to strengthen against the US dollar to a current level of around £1: $1.87.

Revenues generated within the US gaming division remained strong, due primarily to the VLT operation at Lincoln Park. The average weekly VLT revenue, which is the key performance indicator of this business, increased by around 13% to $5.1m (2002: $4.5m). The additional 572 VLTs introduced during the first half of 2003 were largely responsible for this growth. However, the benefit of this increase in revenue was offset by the reduction in Lincoln Park's share of it. The UK gaming division had a difficult year, particularly at its two London tracks. At Wimbledon, operational changes made mid-way through the year improved its performance in the second half. Following a review, the Board decided to dispose of the loss-making Catford track and operations there were ended in November 2003. Discussions with a potential acquirer of the site are progressing.

Following the announcement of the recommended cash acquisition of Wembley plc by MGM, no final dividend will be paid.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday. With the introduction of a further 220 VLTs into the existing building during the first quarter of 2004, further revenue growth should be deliverable over the coming months.

I would like to take this opportunity, on behalf of the Board, to thank the employees of Wembley for their continued efforts during what has been a very challenging year for the Group. Assuming that shareholders vote in favour of the acquisition by MGM and the necessary regulatory approvals are received, I am confident that Wembley's three businesses and their employees will be in good hands as part of the MGM group.

Claes Hultman Chairman and Chief Executive

Review of operations

US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of video lottery terminals ("VLTs"). In January 2003, approval was received for Lincoln Park to increase the number of VLTs that it operates from 1,700 to 3,000. Throughout most of 2003, Lincoln Park operated 2,272 VLTs. Lincoln Park also stages live greyhound racing at its track and provides wagering opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation. Operating profit from the US gaming division in 2003 was marginally down at $56.3m (2002: $56.9m). However, as a result of an adverse impact of approximately £3.2m arising from the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50), sterling denominated profits were 9.2% lower at £34.4m (2002: £37.9m).

Rhode Island:

The VLT operation at Lincoln Park in Rhode Island is the principal contributor of profits to the US gaming division. In 2003, dollar denominated profits were slightly below those in 2002, despite the generation of record VLT revenues. This was principally due to legislative changes that reduced Lincoln Park's share of VLT revenue to 30.5% in the first half (2002: 31.0%) and 27.0% in the second half (2002: 30.5%) for an average share of 28.75% (average for 2002: 30.75%). Assuming no further legislative changes, the average for 2004 will be 27.0%.

In January 2003, the Rhode Island Lottery Commission granted Lincoln Park permission to install an additional 1,300 VLTs, bringing the total number permitted at Lincoln Park to 3,000. Given the space limitations in the existing building, 460 of the additional VLTs were installed on the second floor in March 2003, with a further 112 incorporated onto the ground floor during May 2003 in space created by the relocation of some pari-mutuel activities.

Historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. As a result, management has sought to increase footfall to the second floor gaming areas by locating the more popular games there, through the construction of an adjacent bar and dining area and by hosting live comedy shows, karaoke and televised live boxing events. This strategy has proved successful, as the revenue generated by the second floor VLTs has exceeded expectations. The VLTs on the second floor generated net terminal income ("NTI") of around $200 per day, compared to previously experienced levels of around $100 per day. The NTI of VLTs on the ground floor was in the region of $350. There has been some movement of revenue from the ground floor VLTs to those on the second floor, as the NTI of the ground floor VLTs immediately before the introduction of the new VLTs was around $380. Therefore, not all of the NTI for the second floor machines is incremental revenue. Overall, the net effect of the new machines has been to add revenue at a level of around 30% of that generated by the original 1,700 VLTs on the ground floor. The movement of some revenue from the ground floor creates an opportunity to continue to grow revenue in this optimal area. Table 1 - Average daily NTI and average number of machines

	1998	1999	2000	2001	2002	2003
Average daily NTI ($)	260	305	290	323	377	337
Average number of machines	1,200	1,276	1,604	1,700	1,700	2,160

The impact of the additional VLTs on overall NTI was to reduce it in 2003 to an average of $337 per day (based on a weighted average number of VLTs of 2,160), compared to $377 per day in 2002 (based on a weighted average of 1,700 VLTs) (Table 1). As mentioned, immediately before the introduction of the new machines, NTI on the 1,700 machines had risen to around $380 per day. This demonstrates the potential for further revenue growth, although, to a large extent, this is dependent upon the construction of a new building in order to bring the VLTs down from the upper floor to a preferred ground floor location.

Table 2 - Average weekly VLT revenue and average number of machines

	1998	1999	2000	2001	2002	2003
Average weekly VLT revenue ($'m)	2.2	2.7	3.2	3.8	4.6	5.1
Average number of machines	1,200	1,276	1,604	1,700	1,700	2,160

The growth in the average weekly VLT revenue in 2003 continues the pattern of revenue growth achieved over recent years. The average weekly VLT revenue in 2003 was $5.1m, compared to $4.5m in 2002, representing growth of around 13% (Table 2). Whilst the increased supply of VLTs during the year is a key factor behind this growth, the marketing programme at Lincoln Park has also contributed significantly. The less busy midweek days present a major opportunity for growth as the business usually operates at close to full capacity during the weekend. Two initiatives, scan card promotions, through the Diamond Club, and bus tours, also enabled double-digit increases to be achieved in average daily VLT revenue on these midweek days. The Diamond Club is Lincoln Park's customer loyalty programme and operates through the mail out of scan cards that can be redeemed for free cash on predetermined days at Lincoln Park. Bus tours, where management arranges transportation for groups to visit Lincoln Park, were also used extensively to boost midweek business, with 159 tours in 2003 compared to 80 in 2002. As well as being successful in increasing VLT revenues, the bus tours have also contributed to an increase in revenues from onsite catering. Table 3 - Average weekly VLT revenue by quarter and number of machines

	Average weekly VLT revenue ($'m)					Number of VLTs at end of quarter				
	2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
Q1	3.1	3.7	4.4	4.8	5.1	1,489	1,700	1,700	2,159	2,272
Q2	3.3	3.7	4.6	5.2		1,700	1,700	1,700	2,272	

							1,700	2,272
Q4	3.2	4.0	4.4	4.9	1,700	1,700	1,700	2,272

The average weekly VLT revenue by quarter since 2000 illustrates the consistent growth delivered and also the established trading pattern of a quieter fourth quarter (Table 3). The figure of $5.2m in the second quarter of 2003 includes one week in which a new record of $5.7m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday. This record was subsequently beaten in the week ended 3 January 2004 when revenue of $6.2m was achieved; this week included the New Year's Day public holiday.

The average revenue for the first seven weeks of 2004 of $5.1m is around 11% greater than the $4.6m achieved in the corresponding period of 2003. This is due primarily to the additional 572 VLTs compared to the same period in 2003, although the result in 2004 has, to some extent, been adversely impacted by severe cold weather. A further boost will be obtained with the introduction of a further 220 VLTs during the first quarter of 2004, although the majority of these additional VLTs will be located on the second floor.

Legislative changes introduced through the State of Rhode Island's budget setting process resulted in Lincoln Park's share of VLT revenue being reduced to 27% from 1 July 2003. As part of this process, Lincoln Park sought to secure a long-term revenue sharing agreement with the State of Rhode Island, thereby establishing Lincoln Park's share of VLT revenues in order that the business can plan for the future and, in particular, commence construction of a new building to house all of the 1,300 additional VLTs in an optimal ground floor location. A proposed ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, but did not get through the House of Representatives principally due to lack of legislative time. Such an agreement remains a key objective for the business in order to allow construction of the new building to commence. Only when this is achieved will the VLT revenue levels from all 3,000 VLTs be maximised. No new competitive threats emerged during the year in the neighbouring States or from within Rhode Island itself. In Massachusetts, a proposal to allow slot machines at the State's four racetracks was deferred and may be considered again in 2004. The most immediate threat to the business is the possibility of approval for a casino in Rhode Island. A State sponsored Gaming Commission, established to study the impact of a casino in Rhode Island, published its findings in Spring 2003. This Commission recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. Such a referendum could be held in November 2004. Lincoln Park will actively campaign to ensure that, if a casino operation is allowed into Rhode Island, then it will have to pay a comparable proportion of revenues to the State of Rhode Island. For revenues generated at Lincoln Park, this rate is currently around 60%, which is likely to be unattractive to a casino operator.

The small losses generated by the racing operation at Lincoln Park increased due to an increase in the cost of broadcasting live horse-racing pictures for simulcast betting and the suspension during April 2003 of live greyhound racing at Lincoln Park following an outbreak of kennel cough.

Colorado:

The Colorado racetracks increased profits slightly compared to 2003, despite a reduction in betting revenue and a legislative change that increased the cost of running live races. This positive result was achieved through a reduction in the number of, expensive to stage, live races and by management continuing to achieve operating cost efficiencies.

In line with the trend experienced over the past few years, betting revenue declined by around 8% (2002: 9% down on 2001). This is a general industry trend, although it was exacerbated by management's decision to reduce the number of live races held at the Colorado racetracks. During 2003, the number of high-cost live racing performances reduced to 331, compared to 457 in 2002. They were replaced with more profitable simulcast racing product. Whilst this has resulted in a reduction in betting revenue, the shift from live racing to simulcast racing increased the overall profitability of the operation. This shift also accords with the changing preference of customers in Colorado and was facilitated by the introduction for the first time in 2003 of out-of-state greyhound signals, thereby increasing the availability of simulcast product in Colorado. Management continued to target the cost base of the businesses, through rigorous spending control policies and by the more efficient utilisation of labour across the tracks, for example, through the introduction of "touch totes" - automated betting ticket issuing machines.

There was an increase in outside events held at the tracks during 2003, such as weddings, trade shows, business meetings and parties. In May 2003, the outsourced food and beverage concessions businesses at two of the tracks were brought in-house. This has increased the quality of catering offered at these tracks and is expected to increase profitability in 2004.

In November 2003, in a Statewide referendum held in Colorado, voters rejected the proposal known as Amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that it had a reasonable chance of success and, if passed, would have been of great benefit, being the owner of four out of the five racetracks in the State. Whilst the defeat of the amendment was unwelcome, in the end it was not altogether surprising given both the concerted opposition to the amendment, funded by casino interests operating in the State, and a reduction in support following the issue of the indictment in Rhode Island in September. Costs of £4.3m were incurred in the pursuit of this referendum and these have been expensed as an exceptional item. A strategic review is currently in progress to determine the most appropriate future strategy for the Colorado racetracks in light of this result.

UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's

November 2003.

The UK gaming division had a poor year, achieving an operating profit of £3.6m, which is approximately £0.9m (20.0%) below that achieved in 2002. The principal causes of this reduction were the disappointing performances of the two London tracks and increases in insurance costs and pension contributions. In line with other UK leisure operators, the UK gaming division experienced challenging trading conditions during 2003. Following a reasonably buoyant start to the year, the traditional seasonal uplift in trading in the spring did not materialise. This situation continued into the summer and it was not until the autumn period that trading levels reached expectations. The final two months of the year were strong with excellent bookings at track restaurants and executive boxes over the Christmas season. The adverse trading conditions appeared most pronounced at the two London tracks, Catford and Wimbledon, with the other tracks impacted to a much lesser extent.

Profits at the Wimbledon track were significantly below those of prior years due to lower attendances and spend levels. Corporate bookings, in particular, were noticeably down on 2002 levels. At Wimbledon, management decided, on a trial basis, to continue into the first half of 2003 the four nights per week operating schedule that had been successfully introduced to provide for the strong Christmas demand in 2002. This additional weekly race meeting did not prove profitable, introducing additional costs. In May, Wimbledon reverted to the traditional three nights per week format, stepping back up to four nights for the busy Christmas period. In addition, staffing levels were reduced in line with market conditions.

Operations at the loss-making Catford track ceased in November 2003. Management had, for many years, been trying to acquire a parcel of land adjacent to the track in order to redevelop the facilities, thereby transforming the quality of the experience for the race-goer. Towards the end of 2003, it became evident that the additional land was not available at an acceptable price and that the operating losses were increasing to unacceptable levels. The closure of the track is consistent with the division's strategy, as without a major redevelopment, the facilities provided at the track were not of a suitable quality. Following the closure of the track, the profitable BAGS races previously held at the track were transferred to Wimbledon. Costs of closure of around £0.6m have been charged as an exceptional item. Discussions are currently taking place with a purchaser for the site that, it is anticipated, will conclude in the next few months.

For the year as a whole, attendances, at a little under one million, were approximately 7% lower than in 2002. This is in line with the reduction in attendances for the UK greyhound-racing industry as a whole.

Despite the reduced attendances, the division was successful in continuing to increase the key spend indicators. Average catering spend per head increased by around 6% compared to 2002 and betting spend per head was up marginally on 2002 levels (Tables 4 and 5). Price rises and enhanced menus offered at all tracks largely drove the catering spend per head increase. In addition, the capital investment in the restaurant and catering facilities within the tracks over recent years played an important role.

Table 4 - Average betting spend per head per visit

	1999	2000	2001	2002	2003
Average catering spend per head per visit (£)	22.7	23.0	24.2	25.0	25.1.

Table 5 - Average catering spend per head per visit

	1999	2000	2001	2002	2003
Average catering spend per head per visit (£)	23.4	24.8	24.2	25.1	26.6

In May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed at a cost of £4.3m. This acquisition is consistent with the strategy of increasing the number of quality tracks in the portfolio and also forms part of the longer-term strategy of positioning the UK gaming division to take advantage of the anticipated gaming deregulation in the UK. This track is believed to have strong demographics for a casino operation. A £2.2m expansion of the restaurant at the track will commence in 2004, which will increase the dining capacity to around 500 covers and improve the facilities to the standard of our other quality tracks. Located in North Birmingham, the track benefits from a number of shared management functions with Hall Green located in South Birmingham.

In June 2003, the local authority planning committee in Liverpool heard and rejected a planning application for the construction of a new greyhound track in the city. We have charged the costs of the planning application as an exceptional item.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Scrutiny Committee is scheduled to report back to Government by April 2004. It is expected that a final bill will be presented to Parliament in early 2005. Whilst the principal requirements of the greyhound industry have been incorporated into this first draft, it is still far from certain what the Gambling Bill and deregulation will involve and what the timescale for its implementation will be. However, it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. To this end, preliminary work has commenced to identify which of our tracks have the appropriate demographics for the development of additional gaming facilities.

More to follow, for following part double-click [nRN1X7357V].

PRESS RELEASE

24 February 2004

WEMBLEY PLC ANNOUNCES 2003 RESULTS

Wembley plc, the track based gaming company operating in the UK and USA, today announces its results for 2003. This follows the recent announcement of a recommended cash acquisition of Wembley plc by MGM MIRAGE at 750 pence per share.

Financial and commercial highlights

	31 December 2003	31 December 2002
• Average weekly VLT revenue (Lincoln Park)	**\$5.1m**	\$4.5m
• Operating profit (from continuing operations before exceptional items)	**£35.3m**	£39.3m
• Profit before tax	**£26.1m**	£26.1m
• Earnings per share (adjusted)	**64.0p**	64.0p

Operating profit (from continuing operations before exceptional items) at £35.3m was £4.0m lower than in 2002. This was caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1: \$1.64 (2002: £1: \$1.50), which had an adverse impact of around £3.2m.

At Lincoln Park, Rhode Island, a total of 572 new video lottery terminals ("VLTs") were introduced in the first half of the year, bringing the total number of VLTs operational at Lincoln Park to 2,272. This followed the receipt of permission in January 2003 to install a further 1,300 VLTs. The new VLTs helped increase the average weekly VLT revenue, which is the key performance indicator of this business, by around 13% to \$5.1m (2002: \$4.5m). The benefit of this additional revenue was offset by legislative changes that reduced Lincoln Park's share of this VLT revenue to an average for 2003 of 28.75% (2002: 30.75%).

Overall, profit before tax at £26.1m (2002: £26.1m) and adjusted earnings per share at 64.0p (2002: 64.0p) were in line with that achieved last year.

On 9 September 2003, an indictment was issued against Lincoln Park and two Wembley executives following a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the potential separation of the indicted Lincoln Park corporate entity from the Wembley Group and capped its maximum liability at trial at \$8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced.

On 5 November 2003, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to \$5.1m (2003: \$4.6m). A new record of \$6.2m was established in the week of the New Year's Day public holiday.

Wembley plc
Elvin House Stadium Way Wembley HA9 0DW
Telephone: 020 8902 8833 Fax: 020 8900 1046
e-mail: corporate@wembleyplc.com
Website: www.wembleyplc.com

Proposed acquisition by MGM MIRAGE ("MGM")

On 27 January 2004, it was announced that agreement had been reached with MGM of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share) that would be available to meet any fine that may be imposed upon that company, together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%.

As a result of this recommended cash acquisition by MGM, Wembley has decided not to declare a final dividend for 2003.

A document setting out the proposal will be posted to shareholders on 27 February 2004.

Claes Hultman, Chairman and Chief Executive of Wembley, commented:

"The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its VLT operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The Board believes that the acquisition of Wembley plc by MGM at 750 pence per share is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price."

For further information, please contact:

Claes Hultman	Chairman and Chief Executive, Wembley plc	020 8795 8003
Mark Elliott	Finance Director, Wembley plc	020 8795 8003
Matthew Smallwood	College Hill	020 7457 2005
Justine Warren	College Hill	020 7457 2010
E-mail	corporate@wembleyplc.com	

www.wembleyplc.com

Chairman's statement

Since my appointment as Chairman of Wembley in 1995, following the refinancing of the company, the Board has pursued a clear **3-point strategy** to release the inherent value from within Wembley:

1. Maximise operating income;
2. Release cash from under-performing assets; and
3. Determine a way forward for the core businesses to secure future growth.

The sale of under-performing assets was completed by the beginning of 2003 following the disposals of Wembley Stadium in 1999 for £106m and the remaining land at Wembley in 2002 for £48.6m. The cash released from these disposals allowed Wembley to return £118m to shareholders through a programme of share buybacks that resulted in the purchase and cancellation of around 40% of its issued share capital.

Wembley has emerged as a focused gaming group, operating in the UK and in Rhode Island and Colorado in the US. Operating profit (excluding exceptional items) has improved during this period from £19.7m in 1995 to £35.3m in 2003 and Wembley's principal asset, Lincoln Park in Rhode Island, is now recognised as arguably the best performing venue of its type in the US. Since 1995, shareholders have received dividends totalling 69 pence per share and have benefited from substantial share price growth.

With in excess of 90% of profits now being generated by Lincoln Park, the Board, in determining the way forward for Wembley, faced the issue of a heavy concentration of the earnings stream being generated in one location. As this business is also highly dependent upon political and regulatory influences, the risk profile is high. This concentration of risk has led, inter alia, to a low rating of Wembley's shares on the London Stock Market compared to its more diversified UK and US peer group. In order to solve this rating deficiency, the Board had the choice between two competing strategies:

1. Expand the business beyond Lincoln Park by acquiring additional gaming operations; or
2. Sell the existing businesses at a premium.

The first option would have required us to buy gaming operations in direct competition with the larger US operators. The Board believed that the second option would result in shareholder value being maximised. As a result, in 2003 we began exploratory discussions regarding a possible sale of all or part of the Wembley Group. This process was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and two Wembley executives.

The discussions subsequently resumed, culminating in the announcement on 27 January 2004 that the Board had reached agreement with **MGM MIRAGE** ("MGM") of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation

approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders. On announcement, shareholders representing 52.0% of Wembley's issued share capital had indicated to MGM that they intended to vote in favour of the proposal. The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%. The Board believes that this is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price. An analysis of the events in 2003 will help to illustrate some of the reasons behind the Board's thinking in recommending the MGM acquisition.

The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its video lottery terminal ("VLT") operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The **indictment** issued against Lincoln Park and two Wembley executives follows a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The implications of a criminal conviction for the Lincoln Park business, in the absence of a reorganisation along the lines of that envisaged in the proposed sale to MGM, are potentially serious. However, the Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The indicted executives, who have both stood down from their executive duties, have the full support of Wembley and the allegations will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the ring-fencing of the Lincoln Park indictment and capped the maximum liability at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced. The costs incurred in 2003 in relation to the indictment were £1.4m and have been expensed as an exceptional item.

Authorisation for a **further 1,300 VLTs at Lincoln Park** was received from the Rhode Island Lottery Commission in January 2003, bringing the total number permitted to 3,000. Of the new VLTs, 572 were installed during the first half of the year, augmenting the existing 1,700. The implementation of the balance, and in particular, the location of all 3,000 VLTs in an optimal ground-floor location, is

is in turn dependent upon Lincoln Park securing a long-term revenue sharing agreement with the State. This agreement is essential given that unexpected legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% with effect from 1 July 2003, following a reduction from 31% in July 2002. In order to commit the required investment and thereby maximise revenue, it is imperative that assurance over future levels of revenue share is received.

In a **November 2003 referendum**, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that the proposal had a reasonable chance of success and, if passed, would have been of great benefit to Wembley, as it owns four out of the five racetracks in the State.

Operating profit (from continuing operations before exceptional charges) of £35.3m was £4.0m lower than in 2002 (£39.3m) caused, in particular, by the **strengthening of sterling against the US dollar** to an average rate of £1: $1.64 (2002: £1: $1.50). This adversely affected profit in the period by around £3.2m. Sterling has continued to strengthen against the US dollar to a current level of around £1: $1.87.

Revenues generated within the **US gaming** division remained strong, due primarily to the VLT operation at Lincoln Park. The average weekly VLT revenue, which is the key performance indicator of this business, increased by around 13% to $5.1m (2002: $4.5m). The additional 572 VLTs introduced during the first half of 2003 were largely responsible for this growth. However, the benefit of this increase in revenue was offset by the reduction in Lincoln Park's share of it.

The **UK gaming** division had a difficult year, particularly at its two London tracks. At Wimbledon, operational changes made mid-way through the year improved its performance in the second half. Following a review, the Board decided to dispose of the loss-making Catford track and operations there were ended in November 2003. Discussions with a potential acquirer of the site are progressing.

Following the announcement of the recommended cash acquisition of Wembley plc by MGM, no **final dividend** will be paid.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday. With the introduction of a further 220 VLTs into the existing building during the first quarter of 2004, further revenue growth should be deliverable over the coming months.

I would like to take this opportunity, on behalf of the Board, to **thank the employees** of Wembley for their continued efforts during what has been a very challenging year for the Group. Assuming that shareholders vote in favour of the acquisition by MGM and the necessary regulatory approvals are received, I am confident that Wembley's three businesses and their employees will be in good hands as part of the MGM group.

Claes Hultman
Chairman and Chief Executive

Review of operations

US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of video lottery terminals ("VLTs"). In January 2003, approval was received for Lincoln Park to increase the number of VLTs that it operates from 1,700 to 3,000. Throughout most of 2003, Lincoln Park operated 2,272 VLTs. Lincoln Park also stages live greyhound racing at its track and provides wagering opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Operating profit from the US gaming division in 2003 was marginally down at $56.3m (2002: $56.9m). However, as a result of an adverse impact of approximately £3.2m arising from the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50), sterling denominated profits were 9.2% lower at £34.4m (2002: £37.9m).

Rhode Island:

The VLT operation at Lincoln Park in Rhode Island is the principal contributor of profits to the US gaming division. In 2003, dollar denominated profits were slightly below those in 2002, despite the generation of record VLT revenues. This was principally due to legislative changes that reduced Lincoln Park's share of VLT revenue to 30.5% in the first half (2002: 31.0%) and 27.0% in the second half (2002: 30.5%) for an average share of 28.75% (average for 2002: 30.75%). Assuming no further legislative changes, the average for 2004 will be 27.0%.

In January 2003, the Rhode Island Lottery Commission granted Lincoln Park permission to install an additional 1,300 VLTs, bringing the total number permitted at Lincoln Park to 3,000. Given the space limitations in the existing building, 460 of the additional VLTs were installed on the second floor in March 2003, with a further 112 incorporated onto the ground floor during May 2003 in space created by the relocation of some pari-mutuel activities.

Historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. As a result, management has sought to increase footfall to the second floor gaming areas by locating the more popular games there, through the construction of an adjacent bar and dining area and by hosting live comedy shows, karaoke and televised live boxing events. This strategy has proved successful, as the revenue generated by the second floor VLTs has exceeded expectations. The VLTs on the second floor generated net terminal income ("NTI") of around $200 per day, compared to previously experienced levels of around $100 per day. The NTI of VLTs on the ground floor was in the region of $350. There has been some movement of revenue from the ground floor VLTs to those on the second floor, as the NTI of the ground floor VLTs immediately before the introduction of the new VLTs was around $380. Therefore, not all of the NTI for the second floor machines is incremental revenue. Overall, the net effect of the new machines has been to add revenue at a level of around 30% of that generated by the original 1,700 VLTs on the ground floor.

The movement of some revenue from the ground floor creates an opportunity to continue to grow revenue in this optimal area.


Graph 1 - Average daily net terminal income (and average number of VLTs)
400
350
300
$ 250
200
150
100
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The impact of the additional VLTs on overall NTI was to reduce it in 2003 to an average of $337 per day (based on a weighted average number of VLTs of 2,160), compared to $377 per day in 2002 (based on a weighted average of 1,700 VLTs) (Graph 1). As mentioned, immediately before the introduction of the new machines, NTI on the 1,700 machines had risen to around $380 per day. This demonstrates the potential for further revenue growth, although, to a large extent, this is dependent upon the construction of a new building in order to bring the VLTs down from the upper floor to a preferred ground floor location.


Graph 2 - Average weekly VLT revenue (and average number of VLTs)
5.0
4.5
4.0
$'m
3.5
3.0
2.5
2.0
1.5
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The growth in the average weekly VLT revenue in 2003 continues the pattern of revenue growth achieved over recent years. The average weekly VLT revenue in 2003 was $5.1m, compared to $4.5m in 2002, representing growth of around 13% (Graph 2). Whilst the increased supply of VLTs during the year is a key factor behind this growth, the marketing programme at Lincoln Park has also contributed significantly. The less busy midweek days present a major opportunity for growth as the business usually operates at close to full capacity during the weekend. Two initiatives, scan card promotions, through the Diamond Club, and bus tours, also enabled double-digit increases to be achieved in average daily VLT revenue on these midweek days. The Diamond Club is Lincoln Park's customer loyalty programme and operates through the mail out of scan cards that can be redeemed for free cash on predetermined days at Lincoln Park. Bus tours, where management arranges

transportation for groups to visit Lincoln Park, were also used extensively to boost midweek business, with 159 tours in 2003 compared to 80 in 2002. As well as being successful in increasing VLT revenues, the bus tours have also contributed to an increase in revenues from onsite catering.



5.5
5.0
4.5
4.0
3.5
3.0
2.5
$'m
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1*
2000
2001
2002
2003
2004
Number of VLTs at end of quarter:
1,489 1,700
2,159 2,272
* First 7 weeks of Q1 2004

Graph 3 - Average weekly VLT revenue by quarter (and number of machines)

The average weekly VLT revenue by quarter since 2000 illustrates the consistent growth delivered and also the established trading pattern of a quieter fourth quarter (Graph 3). The figure of $5.2m in the second quarter of 2003 includes one week in which a new record of $5.7m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday. This record was subsequently beaten in the week ended 3 January 2004 when revenue of $6.2m was achieved; this week included the New Year's Day public holiday.

The average revenue for the first seven weeks of 2004 of $5.1m is around 11% greater than the $4.6m achieved in the corresponding period of 2003. This is due primarily to the additional 572 VLTs compared to the same period in 2003, although the result in 2004 has, to some extent, been adversely impacted by severe cold weather. A further boost will be obtained with the introduction of a further 220 VLTs during the first quarter of 2004, although the majority of these additional VLTs will be located on the second floor.

Legislative changes introduced through the State of Rhode Island's budget setting process resulted in Lincoln Park's share of VLT revenue being reduced to 27% from 1 July 2003. As part of this process, Lincoln Park sought to secure a long-term revenue sharing agreement with the State of Rhode Island, thereby establishing Lincoln Park's share of VLT revenues in order that the business can plan for the future and, in particular, commence construction of a new building to house all of the 1,300 additional VLTs in an optimal ground floor location. A proposed ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, but did not get through the House of Representatives principally due to lack of legislative time. Such an agreement remains a key objective for the business in order to allow construction of the new building to commence. Only when this is achieved will the VLT revenue levels from all 3,000 VLTs be maximised.

No new competitive threats emerged during the year in the neighbouring States or from within Rhode Island itself. In Massachusetts, a proposal to allow slot machines at the State's four racetracks was deferred and may be considered again in 2004. The most immediate threat to the business is the possibility of approval for a casino in Rhode Island. A State sponsored Gaming Commission, established to study the impact of a casino in Rhode Island, published its findings in Spring 2003. This Commission recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. Such a referendum could be held in November 2004. Lincoln Park will actively campaign to ensure that, if a casino operation is allowed into Rhode Island, then it will have to pay a comparable proportion of revenues to the State of Rhode Island. For revenues generated at Lincoln Park, this rate is currently around 60%, which is likely to be unattractive to a casino operator.

The small losses generated by the racing operation at Lincoln Park increased due to an increase in the cost of broadcasting live horse-racing pictures for simulcast betting and the suspension during April 2003 of live greyhound racing at Lincoln Park following an outbreak of kennel cough.

Colorado:

The Colorado racetracks increased profits slightly compared to 2003, despite a reduction in betting revenue and a legislative change that increased the cost of running live races. This positive result was achieved through a reduction in the number of, expensive to stage, live races and by management continuing to achieve operating cost efficiencies.

In line with the trend experienced over the past few years, betting revenue declined by around 8% (2002: 9% down on 2001). This is a general industry trend, although it was exacerbated by management's decision to reduce the number of live races held at the Colorado racetracks. During 2003, the number of high-cost live racing performances reduced to 331, compared to 457 in 2002. They were replaced with more profitable simulcast racing product. Whilst this has resulted in a reduction in betting revenue, the shift from live racing to simulcast racing increased the overall profitability of the operation. This shift also accords with the changing preference of customers in Colorado and was facilitated by the introduction for the first time in 2003 of out-of-state greyhound signals, thereby increasing the availability of simulcast product in Colorado.

Management continued to target the cost base of the businesses, through rigorous spending control policies and by the more efficient utilisation of labour across the tracks, for example, through the introduction of "touch totes" – automated betting ticket issuing machines.

There was an increase in outside events held at the tracks during 2003, such as weddings, trade shows, business meetings and parties. In May 2003, the outsourced food and beverage concessions businesses at two of the tracks were brought in-house. This has increased the quality of catering offered at these tracks and is expected to increase profitability in 2004.

In November 2003, in a Statewide referendum held in Colorado, voters rejected the proposal known as Amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that it had a reasonable chance of success and, if passed, would have been of great benefit, being the owner of four out of the five racetracks in the State. Whilst the defeat of the amendment was unwelcome, in the end it was not altogether surprising given both the concerted opposition to the amendment, funded by casino interests operating in the State, and a reduction in support following the issue of the indictment in Rhode Island in September. Costs of £4.3m were incurred in the pursuit of this referendum and these have been expensed as an exceptional item. A strategic review is currently in progress to determine the most appropriate future strategy for the Colorado racetracks in light of this result.

UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/operator of greyhound tracks. Operations at a seventh track in Catford in London ceased in November 2003.

The UK gaming division had a poor year, achieving an operating profit of £3.6m, which is approximately £0.9m (20.0%) below that achieved in 2002. The principal causes of this reduction were the disappointing performances of the two London tracks and increases in insurance costs and pension contributions.

In line with other UK leisure operators, the UK gaming division experienced challenging trading conditions during 2003. Following a reasonably buoyant start to the year, the traditional seasonal uplift in trading in the spring did not materialise. This situation continued into the summer and it was not until the autumn period that trading levels reached expectations. The final two months of the year were strong with excellent bookings at track restaurants and executive boxes over the Christmas season. The adverse trading conditions appeared most pronounced at the two London tracks, Catford and Wimbledon, with the other tracks impacted to a much lesser extent.

Profits at the Wimbledon track were significantly below those of prior years due to lower attendances and spend levels. Corporate bookings, in particular, were noticeably down on 2002 levels. At Wimbledon, management decided, on a trial basis, to continue into the first half of 2003 the four nights per week operating schedule that had been successfully introduced to provide for the strong Christmas demand in 2002. This additional weekly race meeting did not prove profitable, introducing additional costs. In May, Wimbledon reverted to the traditional three nights per week format, stepping back up to four nights for the busy Christmas period. In addition, staffing levels were reduced in line with market conditions.

Operations at the loss-making Catford track ceased in November 2003. Management had, for many years, been trying to acquire a parcel of land adjacent to the track in order to redevelop the facilities, thereby transforming the quality of the experience for the race-goer. Towards the end of 2003, it became evident that the additional land was

not available at an acceptable price and that the operating losses were increasing to unacceptable levels. The closure of the track is consistent with the division's strategy, as without a major redevelopment, the facilities provided at the track were not of a suitable quality. Following the closure of the track, the profitable BAGS races previously held at the track were transferred to Wimbledon. Costs of closure of around £0.6m have been charged as an exceptional item. Discussions are currently taking place with a purchaser for the site that, it is anticipated, will conclude in the next few months.

For the year as a whole, attendances, at a little under one million, were approximately 7% lower than in 2002. This is in line with the reduction in attendances for the UK greyhound-racing industry as a whole.

Despite the reduced attendances, the division was successful in continuing to increase the key spend indicators. Average catering spend per head increased by around 6% compared to 2002 and betting spend per head was up marginally on 2002 levels (Graphs 4 and 5). Price rises and enhanced menus offered at all tracks largely drove the catering spend per head increase. In addition, the capital investment in the restaurant and catering facilities within the tracks over recent years played an important role.

Graph 4 - Average catering spend per head



£
27.0
26.0
25.0
24.0
23.0
1999
2000
2001
2002
2003

Graph 5 - Average betting spend per head



£
26.0
25.0
24.0
23.0
22.0
1999
2000
2001
2002
2003

In May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed at a cost of £4.3m. This acquisition is consistent with the strategy of increasing the number of quality tracks in the portfolio and also forms part of the longer-term strategy of positioning the UK gaming division to take advantage of the anticipated gaming deregulation in the UK. This track is believed to have strong demographics for a casino operation. A £2.2m expansion of the restaurant at the track will commence in 2004, which will increase the dining capacity to around 500 covers and improve the facilities to the standard of our other quality tracks. Located in North Birmingham, the track benefits from a number of shared management functions with Hall Green located in South Birmingham.

In June 2003, the local authority planning committee in Liverpool heard and rejected a planning application for the construction of a new greyhound track in the city. We have charged the costs of the planning application as an exceptional item.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Scrutiny Committee is scheduled to report back to Government by April 2004. It is expected that a final bill will be presented to Parliament in early 2005. Whilst the principal requirements of the greyhound industry have been incorporated into this first draft, it is still far from certain what the Gambling Bill and deregulation will involve and what the timescale for its implementation will be. However, it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. To this end, preliminary work has commenced to identify which of our tracks have the appropriate demographics for the development of additional gaming facilities.

During the summer, the UK gaming division entered into a new three-year contract with Sky TV for the live televising of 30 greyhound-racing performances per annum. Following this agreement, a new three-year deal was also signed with William Hill for the sponsorship of the Sky televised race meetings. William Hill has also agreed to continue with its sponsorship of the Greyhound Derby and with the provision of limited bookmaking facilities at some of our tracks. Negotiations continue between the UK greyhound racing industry and the UK bookmakers regarding the future mechanism and quantum for bookmaker payments to the greyhound-racing industry.

Group profit and loss account
For the year ended 31 December 2003

	Note	**2003 £'000**	2002 £'000
Turnover:			
Continuing operations		**97,917**	101,127
Discontinued operations		**-**	13,891
Turnover	2	**97,917**	115,018
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		**35,257**	39,273
Exceptional items relating to continuing operations	3	**(8,189)**	(400)
Continuing operations		***27,068***	*38,873*
Discontinued operations:			
Discontinued operations before exceptional items		**-**	(1,422)
Exceptional item relating to discontinued operations	3	**-**	(1,590)
Discontinued operations		**-**	*(3,012)*
Operating profit	2	**27,068**	35,861
Non-operating exceptional items:			
Sale or termination of continuing businesses	3	**(518)**	-
Sale or termination of discontinued businesses	3	**(1,389)**	(8,685)
Provision for loss on disposal of discontinued business	3	**-**	(1,678)
Non-operating exceptional items		***(1,907)***	*(10,363)*
Interest receivable and similar income		**1,057**	1,059
Interest payable and similar charges		**(120)**	(446)
Profit on ordinary activities before taxation		**26,098**	26,111
Tax on profit on ordinary activities	4	**(13,001)**	(10,781)
Profit for the financial year		**13,097**	15,330
Ordinary dividend	5	**(2,263)**	(6,211)
Retained profit for the year		**10,834**	9,119
Earnings per share	6	**37.9p**	42.7p
Diluted earnings per share	6	**37.7p**	42.2p
Adjusted earnings per share	6	**64.0p**	64.0p
Dividend per share	5	**6.5p**	18.0p

Group balance sheet

At 31 December 2003

	Note	2003 £'000	2002 £'000
Fixed assets			
Intangible assets		**1,339**	552
Tangible assets		**162,348**	171,275
		163,687	171,827
Current assets			
Debtors: recoverable within one year		**21,541**	22,295
Debtors: recoverable after more than one year		**-**	14,017
Cash at bank and in hand		**22,656**	5,915
		44,197	42,227
Creditors: amounts falling due within one year		**(13,397)**	(18,451)
Net current assets		**30,800**	23,776
Total assets less current liabilities		**194,487**	195,603
Provisions for liabilities and charges		**(6,460)**	(6,634)
Net assets		**188,027**	188,969
Capital and reserves			
Share capital	7	**34,662**	34,477
Share premium account	7	**867**	322
Revaluation reserve	7	**61,321**	66,192
Capital redemption reserve	7	**1,651**	1,651
Profit and loss account	7	**89,526**	86,327
Equity shareholders' funds		**188,027**	188,969

Group cash flow statement

For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	8	**29,261**	41,435
Returns on investments and servicing of finance	9	**60**	193
Taxation	9	**(12,967)**	(11,048)
Capital expenditure and financial investment	9	**(5,374)**	(7,170)
Acquisitions and disposals	9	**10,045**	14,411
Equity dividends paid		**(6,400)**	(5,788)
Net cash inflow before management of liquid resources and financing		**14,625**	32,033
Management of liquid resources	9	**(14,762)**	1,843
Financing	9	**4,704**	(20,685)
Increase in cash		**4,567**	13,191

Reconciliation of net cash flow to movement in net funds

	2003 £'000	2002 £'000
Increase in cash in the year	**4,567**	13,191
Cash inflow from increase in loans	**(3,974)**	-
Cash outflow/(inflow) in respect of short-term deposits	**14,762**	(1,843)
Movement in net funds resulting from cash flows	**15,355**	11,348
Foreign exchange translation difference	**(216)**	(564)
Movement in net funds in the year	**15,139**	10,784
Opening net funds/(debt) at 1 January	**3,889**	(6,895)
Closing net funds at 31 December	**19,028**	3,889

Other primary statements

For the year ended 31 December 2003

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003	2002
	£'000	£'000
Profit for the financial year	**13,097**	15,330
Exchange differences	**(12,506)**	(13,853)
Release of tax provision no longer required	**-**	5,127
Total recognised gains relating to the period	**591**	6,604
Prior year adjustment relating to deferred tax	**-**	(5,400)
Total recognised gains relating to the year	**591**	1,204

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2003	2002
	£'000	£'000
Profit for the financial year	**13,097**	15,330
Ordinary dividend	**(2,263)**	(6,211)
Retained profit for the year	**10,834**	9,119
Release of tax provision no longer required	**-**	5,127
Goodwill recycled on disposal of subsidiary	**-**	3,081
Issue of shares (share capital plus share premium)	**730**	1,039
Expenditure in relation to the purchase and cancellation of shares	**-**	(21,724)
Exchange differences	**(12,506)**	(13,853)
Net movement in shareholders' funds	**(942)**	(17,211)
Shareholders' funds at 1 January	**188,969**	206,180
Shareholders' funds at 31 December	**188,027**	188,969

Notes to the accounts

1. Preparation of financial information

The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31 December 2003 or 2002 but is extracted from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's Annual General Meeting. This preliminary announcement is prepared on the same basis as the 2002 statutory accounts. The auditors have reported on the 2002 accounts. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The auditors have reported on the 2003 accounts. Their report will include an additional section concerning the potential consequences arising from the issue of the indictment by the Government of the United States of America as explained in Note 11 to this Preliminary Announcement. The auditors' report is unqualified and does not contain statements under Section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	2003		2002	
	Turnover £'000	**Profit £'000**	Turnover £'000	Profit £'000
Class of business				
Continuing operations:				
Gaming:				
US	**72,385**	**34,398**	76,650	37,916
UK	**25,532**	**3,570**	24,477	4,509
Central management	**-**	**(2,711)**	-	(3,152)
Continuing: before exceptional items	**97,917**	**35,257**	101,127	39,273
Exceptional items	**-**	**(8,189)**	-	(400)
Continuing operations	**97,917**	**27,068**	101,127	38,873
Discontinued operations:				
Gaming:				
24dogs	**-**	**-**	146	(1,137)
Events Services:				
Keith Prowse	**-**	**-**	773	(182)
Wembley Complex	**-**	**-**	8,516	(140)
Event management services	**-**	**-**	4,456	37
Exceptional item	**-**	**-**	-	(1,590)
Turnover	**97,917**		115,018	
Operating profit		**27,068**		35,861
Non-operating exceptional items		**(1,907)**		(10,363)
Net interest receivable		**937**		613
Profit before tax		**26,098**		26,111

3. Exceptional items

	2003 £'000	2002 £'000
Exceptional items relating to continuing operations:		
Costs incurred in relation to the VLT initiative in Colorado	**(4,300)**	-
Provision for impairment in value of fixed assets in Colorado	**(1,690)**	-
Costs incurred in relation to the indictment issued in Rhode Island	**(1,415)**	(400)
UK gaming: closure and aborted planning costs	**(784)**	-
Exceptional items relating to continuing operations	***(8,189)***	*(400)*
Exceptional item relating to discontinued operations: impairment of goodwill	-	*(1,590)*
Provision for loss on sale of The Corporate Innovations Company Limited	-	*(1,678)*
Sale or termination of continuing businesses:		
Costs incurred in connection with the proposed acquisition of Wembley plc	**(518)**	-
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited	**(1,133)**	-
Sale of Wembley International Limited and Wembley Ticketing business	**444**	(155)
Termination of Hong Kong operations	**(700)**	-
Sale of Wembley (London) Limited	-	(8,220)
Sale of Wembley Sports Arena Limited	-	1,142
Sale of 50% shareholding in The Beatles Story Limited	-	340
Termination of 24dogs	-	(1,792)
Sale or termination of discontinued businesses	***(1,389)***	*(8,685)*
	(10,096)	(12,353)

Costs incurred in relation to the VLT initiative in Colorado

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado

A provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island

Costs of £1.4m (2002: £0.4m) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4m incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

3. Exceptional items (continued)

UK gaming: closure and aborted planning costs

Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc

In the period to 31 December 2003, fees of £0.5m (2002: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Group. On 27 January 2004, the Board of Wembley announced that it had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m), together with legal and other costs associated with the litigation.

Sale of The Corporate Innovations Company Limited

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded in the year.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance-related payments payable through 2003 and 2004. In 2003, this performance-related payment totalled £444,000.

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid 1990's. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The dispute went to trial in December 2003 and this concluded in January 2004. We are awaiting the judge's verdict. Costs of £0.7m were incurred during 2003.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Development plc for £48.6m. £16.0m was received on completion. A net £15.0m was received in December 2003, made up of £18.6m of deferred proceeds less £3.6m of former inter-company balances owing by Wembley plc. £0.5m of inter-company balance is receivable by Wembley plc in June 2004. A net £13.8m is due in December 2004, made up of the final instalment of the proceeds of £14.0m less £0.2m of former inter-company balances owing by Wembley plc.

3. Exceptional items (continued)

Sale of Wembley (London) Limited (continued)

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3%. This discount of £1.6m is being unwound in the period through to December 2004. £0.4m was released within interest receivable in 2002, £0.8m was released in 2003 and £0.4m will be released in 2004.

4. Tax on profit on ordinary activities

	2003 £'000	2002 £'000
UK corporation tax at 30%	**902**	-
UK corporation tax on UK exceptional items	**(90)**	-
Overseas taxation	**12,871**	15,007
Overseas taxation on overseas exceptional items	**(579)**	(163)
Adjustments in respect of prior years UK corporation tax	-	(3,747)
Adjustments in respect of prior years overseas tax	**(400)**	(779)
Current tax	**12,704**	10,318
Deferred tax	**297**	463
Total tax	**13,001**	10,781

Based on profit on ordinary activities of £26.1m (2002: £26.1m) the Group's effective rate of tax is 49.8% (2002: 41.3%). When both the after tax impact of the exceptional items are excluded and the adjustments in respect of prior years taxes, the effective rate in 2003 is 38.9% (2002: 40.2%).

5. Ordinary dividend

	2003 £'000	2002 £'000
Interim dividend	**2,252**	2,155
Final dividend	-	4,137
Adjustment in respect of prior year final dividend	**11**	(81)
	2,263	6,211

An interim dividend of 6.5p per share (2002: 6.0p) on 34,640,529 ordinary shares (2002: 35,918,484) was paid on 19 September 2003.

No final dividend for 2003 is proposed (2002: 12.0p per share paid on 34,565,045 ordinary shares).

6. Earnings per share

	2003	2002
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	**13,097**	15,330
Weighted average number of shares in issue ('000)	**34,597**	35,870
Earnings per share	**37.9p**	42.7p

The diluted earnings per share of 37.7p (2002: 42.2p) is based on the profit for the financial year of £12,687,000 (2002: £15,330,000) and on 34,783,000 (2002: 36,328,000) ordinary shares, the latter calculated as follows:

	2003 No. '000	2002 No. '000
Basic weighted average number of shares	**34,597**	35,870
Dilutive potential ordinary shares:		
Executive share option schemes	**162**	389
Employee sharesave scheme	**24**	69
	34,783	36,328

The fair value (average price for the year) of Wembley plc shares during 2003 was £6.13 (2002: £7.30).

	2003 pence per share	2002 pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	**37.9**	42.7
Adjustment in respect of exceptional items (note 3)	**29.2**	34.4
Adjustment in respect of taxation on exceptional items (note 4)	**(1.9)**	(0.5)
Adjustment in respect of prior year taxation (note 4)	**(1.2)**	(12.6)
Adjusted earnings per share	**64.0**	64.0

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7. Reconciliation of shareholders' funds and movement on reserves

	Share capital £'000	Share premium account £'000	Revaluation reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Equity shareholders' funds £'000
At 1 January 2003	34,477	322	66,192	1,651	86,327	**188,969**
Issue of shares	185	545	-	-	-	**730**
Retained profit	-	-	-	-	10,834	**10,834**
Exchange differences	-	-	(4,871)	-	(7,635)	**(12,506)**
At 31 December 2003	**34,662**	**867**	**61,321**	**1,651**	**89,526**	**188,027**

8. Reconciliation of operating profit to net cash inflow from operating activities

	2003 £'000	2002 £'000
Operating profit	**27,068**	35,861
Depreciation	**4,787**	4,255
Amortisation of goodwill	**53**	1,830
Loss/(profit) on sale of tangible fixed assets	**72**	(58)
(Increase)/decrease in debtors	**(536)**	327
Decrease in creditors	**(2,183)**	(780)
Net cash inflow from operating activities	**29,261**	41,435

9. Analysis of cash flows for headings netted in the cash flow statement

	2003 £'000	2002 £'000
Returns on investments and servicing of finance		
Interest paid	**(100)**	(470)
Interest received	**160**	663
Net cash inflow from returns on investment and servicing of finance	**60**	193
Taxation		
Corporation tax (paid)/received	**(373)**	3,303
Overseas tax paid	**(12,594)**	(14,351)
Net cash outflow from tax paid	**(12,967)**	(11,048)

9. **Analysis of cash flows for headings netted in the cash flow statement (continued)**

Capital expenditure and financial investment	**2003 £'000**	2002 £'000
Proceeds from disposal of tangible fixed assets	**19**	161
Purchase of tangible fixed assets	**(5,393)**	(7,331)
Net cash outflow from capital expenditure and financial investment	**(5,374)**	(7,170)
Acquisitions and disposals		
Net proceeds from sale or termination of businesses	**15,474**	17,387
Net cash sold with subsidiary undertakings	**(86)**	(2,976)
Cash acquired with subsidiary undertaking	**114**	-
Payments in relation to termination of discontinued business	**(598)**	-
Payments in relation to proposed acquisition of Wembley plc	**(518)**	-
Payments in relation to acquisition of subsidiary undertaking	**(4,341)**	-
Net cash inflow from acquisitions and disposals	**10,045**	14,411
Management of liquid resources		
Cash (placed on)/drawn from short-term bank deposits	**(14,762)**	1,843
Financing		
Shares issued under share option schemes	**730**	1,039
Expenditure in relation to the purchase and cancellation of shares	**-**	(21,724)
Loans drawn	**3,974**	-
Net cash inflow/(outflow) from financing	**4,704**	(20,685)

10. **Pensions**

The Group operates a defined benefit pension scheme. The following table summarises the valuation of this scheme in accordance with FRS 17 requirements:

	2003 £'000	2002 £'000
Total market value of assets	**22,460**	20,859
Present value of scheme liabilities	**(30,637)**	(29,837)
Deficit in the scheme	**(8,177)**	(8,978)
Related deferred tax asset	**2,453**	2,693
Net FRS 17 pension deficit	**(5,724)**	(6,285)

11. Contingent liability

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is $8m. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to $8m, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Note 12 outlines the principal terms of a recommended cash acquisition of Wembley plc by MGM MIRAGE. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of $8m.

12. Post balance sheet events

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9 September 2003, the maximum aggregate fine that would be sought against it is $8m. This amount has since been transferred into an escrow account.

On the same day, it was announced that the Board of Wembley plc had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (capped at $8m, following the agreement with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

REG-Wembley PLC (WMY.L) Holding(s) in Company.

79 words
26 February 2004
15:16
Regulatory News Service
English

RNS Number:8804V Wembley PLC 26 February 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 25 February 2004 that Credit Suisse First Boston Equities Limited has an interest of 2,027,470 shares, representing approximately 5.90% of the issued share capital of the Company.

END

HOLQKAKDPBKDQBB.

Document RNS0000020040226e02q005k3

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words

4 March 2004

16:20

Regulatory News Service

English

RNS Number:1650W Wembley PLC 04 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 04 March 2004 that Schroder Investment Management Limited has an interest in 5,179,975 shares, representing some 14.926% of the issued share capital of the Company.

END HOLQKQKDABKDCNK.

Document RNS0000020040304e034005qe

REG-Wembley PLC (WMY.L) Holding(s) in Company (UBSZn.VX).

84 words

5 March 2004

17:21

Regulatory News Service

English

RNS Number:2305W Wembley PLC 05 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 05 March 2004 that UBS Investment Bank, a business group of UBS AG, has an interest in 1,251,521 shares, representing some 3.61% of the issued share capital of the Company.

END

HOLQKPKBOBKDKNK.

Document RNS0000020040305e035006eu

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

112 words
8 March 2004
18:21
Regulatory News Service
English

RNS Number:2910W Wembley PLC 08 March 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options, it has 34,736,196 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

END

RTTSSSFAASLSEED.

Document RNS0000020040308e0380073l

REG-Wembley PLC (WMY.L) Response.

204 words
10 March 2004
16:42
Regulatory News Service
English

RNS Number:3847W Wembley PLC 10 March 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

Wembley plc
("Wembley" or the "Company")

Response to statement made by BLB Investors, L.L.C. ("BLB")

The Board of Wembley notes the announcement made earlier today by BLB regarding BLB's agreement to acquire shares in Wembley and confirms that BLB has approached the Board indicating that it wishes to examine the feasibility of making a recommended offer for Wembley. The Board notes that "BLB's decision on whether or not to make an offer will depend on, among other things, the outcome of a due diligence evaluation of Wembley. Accordingly, there can be no certainty that BLB will make an offer for Wembley".

A further announcement will be made ahead of the Wembley shareholder meetings scheduled for 8 April 2004, convened to approve, inter alia, the scheme of arrangement to implement the offer from MGM MIRAGE.

10 March 2004

Further enquiries:

College Hill

Matthew Smallwood / Peter Ogden Tel: 020 7457 2020

END

MSCEAKDEFDPLEFE.

Document RNS0000020040310e03a005pp

REG-Wembley PLC (WMY.L) Holding(s) in Company.

78 words
11 March 2004
15:00
Regulatory News Service
English

RNS Number:4327W Wembley PLC 11 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 11 March 2004 that Active Value Fund Managers Limited, has an interest in 4,921,392 shares, representing some 14.20% of the issued share capital of the Company.

END

HOLQKDKPQBKDCND.

Document RNS0000020040311e03b004xv

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words

12 March 2004

16:33

Regulatory News Service

English

RNS Number:5035W Wembley PLC 12 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 12 March 2004 that Morgan Stanley Securities Limited, has an interest in 1,058,500 shares, representing some 3.04% of the issued share capital of the Company.

END

HOLQKBKNABKDBND.

Document RNS0000020040312e03c006bx

REG-Wembley PLC (WMY.L) Holding(s) in Company.

2,025 words
15 March 2004
18:48
Regulatory News Service
English

RNS Number:5680W Wembley PLC 15 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 15 March 2004 that further to their announcement of 10 March:

(a) BLB Investors, L.L.C (BLB) of Corporation Trust Center, 1209 Orange

Street, Wilmington, New Castle, Delaware has a notifiable interest in shares in the capital of Wembley plc as follows:

(i) a direct interest in 5,202,286 ordinary shares of £1 each

(representing 14.98% of the issued share capital of the Company);

(ii) an interest in a further 2,530,214 ordinary shares of £1

each (representing 7.28% of the issued share capital of the Company); and

the name of the registered holder of these shares is as follows:

Registered holder Number of shares

BLB Investors, L.L.C.
2,811,108
HSBC Global Custody Nominee (UK) Limited
2,391,178
HSBC Global Custody Nominee (UK) Limited
2,530,214

(b) 2,391,178 of the shares notified in sub-paragraph (a)(i) are subject to rights to acquire such shares within the meaning of section 208(5) of the Act;

(c) the 2,530,214 shares referred in sub-paragraph (a)(ii) have been notified because BLB has an interest in them under section 208(4)(b) of the Act, due to being entitled to control certain of the rights conferred on the registered holder of those shares arising under the agreement referred to in sub-paragraph (c) below; 2,391,178 of the shares notified in sub-paragraph (a) (i) are also subject to interests under that agreement;.

(d) By virtue of being under common management:

(i) Active Value Capital, L.P. of Omar Hodge Building, Wickhams Cay1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(ii) AVC CIP, L.P. of Omar Hodge Building, Wickhams Cay1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(iii) Active Value Pledge Fund, L.P. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands;

(iv) Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands; and

(v) Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands,

May be considered to be parties to an arrangement of the type to which section 204 of the Act applies. Accordingly and pursuant to such arrangement each of the above entities is interested in 4,921,392 ordinary shares of £1 each in the capital of Wembley plc. The registered holder of these shares is as follows:

Registered holder	Number of shares
HSBC Global Custody Nominee (UK) Limited	4,921,392

(e) As the general partner of Active Value Capital L.P, AVC CIP, L.P. and Active Value Pledge Fund, L.P. and as discretionary manager on behalf of each of Active Value Capital, Inc. and Active Value Euro Partners, Inc. Active Value Fund Managers Limited of Omar Hodge Building, Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands is pursuant to section 208(4)(b) of the Act, interested in the 4,921,392 ordinary shares in which such funds are interested as disclosed in paragraph (d) above;

(f) BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital, L.P., (ii) general partner of, and on behalf of, AVC CIP, L.P., (iii) general partner of, and on behalf of, Active Value Pledge Fund, L.P., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.) of Omar Hodge Building, Wickhams Lay 1, PO Box 362, Road Town, Tortola, British Virgin Islands, Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands and Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands are parties to an agreement to which section 204 of the Act applies;.

(g) by virtue of sections 204 and 205 of the Act each of BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital L.P., (ii) general partner of, and on behalf of, AVC CIP, L.p., (iii) general partner of, and on behalf of, Active Value Pledge Fund, LP., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.), Active Value Capital, Inc. and Active Value Euro Partners, Inc. are interested in the shares in which the others are directly interested, so that each of them is interested in an aggregate of 7,732,500 ordinary shares of £1 each in the capital of Wembley plc, being the aggregate number of shares referred to in paragraphs (a) and (d) above disregarding (in accordance with section 205(1) of the Act) those in which a party is interested as a result solely of the agreement referred to in sub-paragraph (f);

(h) Kerzner Investments Acquisitions Limited, as a company which is entitled to control a least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in

respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(i) Kerzner International Limited, as the parent company of

Kerzner Investments Acquisitions Limited and a company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custoday Nominee (UK) Limited in respect of 4,921,302 shares;

(j) Waterford Development Pennsylvania, L.L.C., as limited liability company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;.

(k) Waterford Group. L.L.X., as a limited liability company which

is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Waterford Development Pennsylvania, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(l) Slavik Suites, Inc., as a company which is entitled to control

the exercise of at least at least one-third of the voting power at general meetings of BLB via its holding in Waterford Group L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,291,392 shares;

(m) The Stephan F Slavik, Sr. Trust as an entity which is entitled

to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Slavik Suites, Inc. is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder if BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,291,392 shares;

(n) Stephan F Slavik and Richard Slavik as trustees of the Stephan

F Slavik, Sr. Trust as individuals who are entitled to control the exercise of at least one-third of the voting

power at general meetings of BLB via the Stephan F Slavik, Sr. Trust, are, under section 203 of the Act, interested in the 7,732,500 shares notified in sub-paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(o) Starbell Investors L.L.C., as a limited liability company which is entitled to control fifty percent of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global custody Nominee (UK) Limited in respect of 4,921,392 shares;.

(p) SOF-VI U.S. Holdings, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its holding in Starbell Investor, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(q) Starwood Global Opportunity Fund VI-A, L.P., as a limited partnership, Starwood Global Opportunity Fund VI-B, L.P., as a limited partnership, and Starwood U.S. Opportunity Fund VI-D, L.P., as a limited partnership, which are collectively entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via their holding in SOF-VI U.S. Holdings, L.L.C., are, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(r) SOF-VI Management, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general partner of each of Starwood Global Opportunity Fund VI-A, LP., Starwood Global Opportunity Fund VI-B, L.P., and Starwood U.S. Opportunity Fund VI-D, L.P., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(s) Starwood Capital Group Global, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general manager of SOF-VI Management, L.L.C., is, under section 203 of the Act,

interested in 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares; and

(t) Barry Sternlicht, an individual who is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via his role as the general manager of Starwood Capital Group Global L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares andHSBC Gloval Custody Nominee (UK) Limited in respect of 4,921,392 shares.

END

HOLQKPKQFBKDNND.

Document RNS0000020040315e03f007ep

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words

17 March 2004

17:56

Regulatory News Service

English

RNS Number:6586W Wembley PLC 17 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that on 15 March 2004 Credit Suisse First Boston Equities Limited had an interest of 3,275,970 shares, representing approximately 9.54% of the issued share capital of the Company.

END

HOLQKOKPOBKDQND.

Document RNS0000020040317e03h007sl

REG-Wembley PLC (WMY.L) Holding(s) in Company.

79 words
17 March 2004
18:01
Regulatory News Service
English

RNS Number:6588W Wembley PLC 17 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that UBS Investment Bank, a business group of UBS AG, has an interest in 1,347,319 shares, representing some 3.88% of the issued share capital of the Company.

END HOLQKOKKFBKDKND.

Document RNS0000020040317e03h007ve

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words
18 March 2004
11:18
Regulatory News Service
English

.

RNS Number:6726W Wembley PLC 18 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 17 March 2004 that following the disposal of some of its shares, Morgan Stanley Securities Limited no longer hold a notifiable interest in the shares of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKFKDDBKDAND.

Document RNS0000020040318e03i002uw

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words
18 March 2004
11:20
Regulatory News Service
English

RNS Number:6729W Wembley PLC 18 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 16 March 2004 that Cater Allen International Limited, has an interest in 1,353,500 shares, representing some 3.94% of the issued share capital of the Company.

END

HOLQKFKDDBKDCND.

Document RNS0000020040318e03i002uy

REG-Wembley PLC (WMY.L) re Hong Kong Litigation.

171 words
19 March 2004
16:26
Regulatory News Service
English

RNS Number:7486W Wembley PLC 19 March 2004

WEMBLEY PLC

("Wembley" or the "Company")

Successful outcome for Wembley in litigation in Hong Kong

In a judgement delivered earlier today, the presiding judge in the recent court case held in Hong Kong found in favour of Wembley and against the Hong Kong Secretary for Justice.

Wembley was vindicated in all respects in its decision to contest the premature termination of Wembley's contract to manage the Hong Kong Stadium by the Urban District Council of Hong Kong in June 1998.

Subject to any appeal by the Hong Kong Secretary of Justice, the judgement results in the award to Wembley of damages of approximately £1.5m. Interest on the damages award and the reimbursement of costs will be assessed at a later stage.

19 March 2004

Enquiries:

College Hill Tel: 020 7457 2020

Matthew Smallwood / Justine Warren

END

STRILFFRVSIALIS.

Document RNS0000020040319e03j005yj

REG-Wembley PLC (WMY.L) Holding(s) in Company.

80 words

22 March 2004

12:01

Regulatory News Service

English

.

RNS Number:7781W Wembley PLC 22 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, today that on 17 March 2004 Credit Suisse First Boston Equities Limited had an interest of 1,797,470 shares, representing approximately 5.23% of the issued share capital of the Company.

END

HOLQKBKPDBKDCNB.

Document RNS0000020040322e03m003uz

REG-Wembley PLC (WMY.L) Blocklisting Interim Review.

485 words

22 March 2004

15:43

Regulatory News Service

English

RNS Number:7945W Wembley PLC 22 March 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: WEMBLEY PLC

2. NAME OF SCHEME: SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2003 TO: 31 DECEMBER 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME

AT END OF THE LAST PERIOD: 94,416

5. NUMBER OF SHARES ISSUED/ALLOTTED

UNDER SCHEME DURING PERIOD: 17,947

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED

AT END OF PERIOD: 76,469

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 240,889 ORDINARY 19 JUNE 1998

100,000 ORDINARY 10 JULY 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

34,661,564

CONTACT FOR QUERIES

NAME: DIANA BROMLEY

TELEPHONE: 020 8795 8008

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: WEMBLEY PLC

2. NAME OF SCHEME: EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2003 TO: 31 DECEMBER 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME

AT END OF THE LAST PERIOD: 266,480

5. NUMBER OF SHARES ISSUED/ALLOTTED

UNDER SCHEME DURING PERIOD: 45,585

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED

AT END OF PERIOD: 220,895

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

278,209 ORDINARY ON 19/6/1995

179,800 ORDINARY ON 22/3/2000

571,000 ORDINARY ON 3/4/2000

250,000 ORDINARY ON 19/8/2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

34,661,564

CONTACT FOR QUERIES

NAME: DIANA BROMLEY

TELEPHONE: 020 8795 8008

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: WEMBLEY PLC

2. NAME OF SCHEME: SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 1 JULY 2003 TO: 31 DECEMBER 2003

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME

AT END OF THE LAST PERIOD: 0

5. NUMBER OF SHARES ISSUED/ALLOTTED

UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED

AT END OF PERIOD: 0

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION:

413,000 ORDINARY ON 22/3/2000

30 ORDINARY ON 23/5/2002

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.

34,661,564

CONTACT FOR QUERIES

NAME: DIANA BROMLEY

TELEPHONE: 020 8795 8008

END BLRPUUPGWUPCGAP.

Document RNS0000020040322e03m0063l

REG-Wembley PLC (WMY.L) Holding(s) in Company.

1,726 words

22 March 2004

17:41

Regulatory News Service

English

RNS Number:8090W Wembley PLC 22 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received the following notification, on 22 March 2004 from Active Value Fund Managers Limited:

Dear Sirs

Notice under Sections 198 and 205 Companies Act 1985 (as amended) (the "Act")

1. Active Value Fund Managers Limited hereby notifies you of the interests

of:

(1) Active Value Capital, L.P. ("Capital");

(2) AVC CIP, L.P. ("CIP");

(3) Active Value Capital, Inc. ("Inc");

(4) Active Value Euro Partners, Inc. ("Euro Partners")

(5) Active Value Pledge Fund, L.P. ("Pledge")

(6) Active Value Fund Managers Limited (the "Manager");

(7) Winterthur Life ("Winterthur Life")

(8) Winterthur Insurance ("Winterthur Insurance")

(9) Restructuring Investors Limited ("RIL")

(10) Madison Ventures Limited ("Madison")

(11) LGT Capital Invest Limited ("LGT")

(12) LGT Principal Limited ("LGT Principal");

(13) Liechtenstein Global Trust Aktiengesellschaft ("LGT AG");

(14) California Public Employees' Retirement System ("CalPERS");

(15) Onequities Corporation ("Onequities");

(16) Pacific Life Insurance Company ("PLI"); and

(17) PM Group Life Insurance Company ("PM").£

in the ordinary shares of £1.00 each ("Ordinary Shares") of Wembley Plc (the "Company").

The address of each of these parties is set out in Appendix 1 to this letter.

2. The numbers of Ordinary Shares which the following parties respectively

beneficially owned on 17 March 2004 and beneficially now own, as at 18 March 2004 (being the relevant time for the purposes of this notice), are as follows:.

Number of Ordinary Shares

	17 March 2004	18 March 2004
Capital	886,800	886,800
CIP	287,647	287,647
Inc	140,345	140,345
Euro Partners	49,100	49,100
Pledge	3,557,500	3,557,500
Total	4,921,392	4,921,392

3. The registered holder of the Ordinary Shares, in the case of each of

the parties mentioned in paragraph 2. above, is or will be HSBC Global Custody Nominee (UK) Limited A/C 744285, whose address is set out in

Appendix 1 to this letter.

4. By virtue of being under common management, Capital, CIP, Inc, Euro

Partners and Pledge (together the "Funds") may be considered to be parties to an arrangement of the type to which Section 204 of the Act applies. Accordingly and pursuant to such arrangement, the Funds are, in addition to their own interests disclosed in paragraph 2. above, interested in each other's interests in shares.

5. The Manager (acting for itself and in its capacities as general partner

of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), and Inc. and Euro Partners entered into an agreement on 10 March 2004 with BLB Investors, L.L.C. of Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware, USA ("BLB") (the "Agreement") under which, inter alia, the Manager (in its several capacities as general partner and discretionary manager) sold in aggregate 2,811,108 Ordinary Shares to BLB, obtained certain put options from BLB and granted to BLB certain call options over a total of 2,391,178 Ordinary Shares (the "First Options").

The same parties in the same capacities entered a further agreement on 18 March 2004 (the "Second Agreement") under which, inter alia, the Manager (in its several capacities as general partner and discretionary manager) agreed conditionally to sell in aggregate 2,530,214 Ordinary Shares to BLB and amended the terms of the First Options in respect of a total of 520,576 Ordinary Shares only.

By virtue of the Agreement and the Second Agreement, the Manager (acting for itself and in its several capacities as general partner of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), Inc. and Euro Partners and BLB may be considered to be parties to an arrangement of the type to which Section 204 of the Act applies. Accordingly, each of the Manager (in such capacities), Inc. and Euro Partners are, in addition to their own interests disclosed in paragraph 2 above, interested in BLB's direct interests in Ordinary Shares and vice versa. So far as we are aware BLB's only direct interest in Ordinary Shares other than interests arising under the Agreement or the Second Agreement in relation to shares beneficially owned by the Funds is the beneficial ownership of the 2,811,108 Ordinary Shares referred to in this paragraph 5. Therefore each of the Manager (acting for itself and in its several capacities as general partner of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), Inc. and Euro Partners and BLB are interested in 7,732,500 Ordinary Shares, disregarding (in accordance with section 205 of the Act) those in which a party is interested solely as a result of the Agreement or

the Second Agreement.

6. As the General Partner of Capital, CIP and Pledge, the Manager is, by

virtue of Section 208(4)(b) of the Act, interested in Capital's, CIP's and Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

7. The Manager is jointly owned by RIL and Madison. By virtue of Section

203(2)(b) of the Act, RIL and Madison are each interested in the Manager's interests in shares mentioned in paragraph 6. above.

8. Winterthur Life is entitled to exercise or control the exercise of

one-third or more of the voting power at general meetings of Inc. By virtue of Section 203(2)(b) of the Act, Winterthur Life is interested in Inc's interests in shares mentioned in paragraphs 2. and 4. above.

9. Winterthur Life is wholly owned by Winterthur Insurance. By virtue of

Section 203(2)(b) of the Act, Winterthur Insurance is interested in Winterthur Life's interests in shares mentioned in paragraph 8. above.

10. Euro Partners is wholly owned by LGT. By virtue of Section 203(2)(b) of

the Act, LGT is interested in Euro Partners' interests in shares mentioned in paragraphs 2. and 4. above.

11. LGT is wholly owned by LGT Principal. By virtue of Section 203(2)(b) of

the Act, LGT Principal is interested in LGT's interests in shares mentioned in paragraph 10. above.

12. LGT Principal is wholly owned by LGT AG. By virtue of Section 203(2)(b) of

the Act, LGT AG is interested in LGT Principal's interests in shares mentioned in paragraph 11. above.

13. CalPERS, Onequities, PLI and PM (the "Limited Partners") are each limited

partners of Capital. By virtue of Section 202(2A) of the Act, each of the Limited Partners is interested in Capital's interests in shares mentioned in paragraphs 2. and 4. above.

14. CalPERS and Onequities are the limited partners of Pledge. By virtue of

Section 202(2A) of the Act, CalPERS and Onequities are, in addition to their interests disclosed in paragraph 13. above, interested in Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

15. CalPERS is the limited partner of CIP. By virtue of Section 202(2A) of

the Act, CalPERS is, in addition to its interests disclosed in paragraphs 13. and 14. above, interested in CIP's interests in shares mentioned in paragraphs 2. and 4. above.

16. The interests in shares referred to in this notification (other than the

interests of BLB under the put and call options referred to in paragraph 5.

above) are not interests pursuant to Section 208(5) of the Act.

17. Please accept this letter as notification on behalf of each of Capital,

CIP, Inc, Euro Partners, Pledge, the Manager, RIL, Madison, Winterthur Life, Winterthur Insurance, LGT, LGT Principal, LGT AG, CalPERS, Onequities, PLI and PM.

APPENDIX 1

List of names and addresses of relevant parties

(A) Active Value Capital, L.P., a Delaware limited partnership, whose address

is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(B) AVC CIP, L.P., a Delaware limited partnership, whose address is

at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(C) Active Value Capital, Inc., whose address is at Craigmuir Chambers,

PO Box 71, Road Town, Tortola, British Virgin Islands.

(D) Active Value Euro Partners, Inc., whose address is at Craigmuir Chambers,

PO Box 71, Road Town, Tortola, British Virgin Islands.

(E) Active Value Pledge Fund, L.P., a Delaware limited partnership, whose

address is c/o Active Value Fund Managers Limited, Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(F) Active Value Fund Managers Limited, whose address is at Omar Hodge

Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(G) Winterthur Life, whose address is at Paulstrasse 9, PO Box 300, 8401

Winterthur, Switzerland.

(H) Winterthur Insurance, whose address is at General Guisan-Strasse 40,

P.O. Box 357, Winterthur, Switzerland.

(I) Restructuring Investors Limited, whose address is at Akara Building,

24 De Castro Street, Wickhams Cay, Road Town, Tortola, British Virgin Islands.

(J) Madison Ventures Limited, whose address is at Trident Chambers,

PO Box 3162, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

(K) LGT Capital Invest Limited, whose address is at UBS House, PO Box 852,

Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(L) LGT Principal Limited, whose address is at UBS House, PO Box 509,

Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(M) Liechtenstein Global Trust Aktiengesellschaft, whose address is at

Herengasse 12, FL 9490 Vaduz, Principality of Liechtenstein.

(N) HSBC Global Custody Nominee UK Limited A/C 744285, whose address is at

Mariner House, Pepys Street, London EC3N 4DA.

(O) California Public Employees' Retirement System, whose address is at

Investment Office, Room 3492, Lincoln Plaza, Sacramento, California 95814, USA.

(P) Onequities Corporation, whose address is at 5650 Yonge Street,

Suite 300, Toronto M2M 4H5, Canada.

(Q) Pacific Life Insurance Company, whose address is at 700 Newport Center

Drive, Newport Beach, California 92660-6397, USA.

(R) PM Group Life Insurance Company, whose address is at 700 Newport Center

Drive, Newport Beach, California 92660-6397, USA.

END HOLQKBKNOBKDBNB.

Document RNS0000020040322e03m007hi

REG-Wembley PLC (WMY.L) Holding(s) in Company.

1,947 words
23 March 2004
13:02
Regulatory News Service
English

RNS Number:8358W Wembley PLC 23 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received the following notification, on 23 March 2004 from BLB Investors, L.L.C.:

Notice pursuant to Part VI of the Companies Act 1985 (the Act)

This letter is to notify you, pursuant to Part VI of the Act, that:

BLB Investors, L.L.C. (BLB) of Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware has a notifiable interest in 7,732,500 shares in the capital of Wembley plc and the name of the registered holder of these shares is as follows:

Registered holder	Number of shares
BLB Investors, L.L.C.	2,811,108
HSBC Global Custody Nominee (UK) Limited	4,921,392

(a) BLB acquired 2,811,108 ordinary shares of £1 each in Wembley plc on

10th March, 2004.

(b) 4,921,392 of the shares notified in sub-paragraph (a) are subject to rights to acquire such shares within the meaning of section 208(5) of the Act;

(c) By virtue of being under common management:

(i) Active Value Capital, L.P. of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(ii) AVC CIP, L.P. of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(iii) Active Value Pledge Fund, L.P. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands;

(iv) Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands; and

(v) Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands;

may be considered to be parties to an arrangement of the type to which section 204 of the Act applies. Accordingly and pursuant to such arrangement each of the above entities is interested in 4,921,392 ordinary shares of £1 each in the capital of Wembley plc. The registered holder of these shares is as follows:.

Registered holder	Number of shares
HSBC Global Custody Nominee (UK) Limited	4,921,392

(d) As the general partner of Active Value Capital L.P., AVC CIP, L.P. and Active Value Pledge Fund, L.P. and as discretionary manager on behalf of each of Active Value Capital, Inc. and Active Value Euro Partners, Inc., Active Value Fund Managers Limited of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands is pursuant to section 208(4)(b) of

the Act, interested in the 4,921,392 ordinary shares in which such funds are interested as disclosed in paragraph (c) above;

(e) BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital, L.P., (ii) general partner of, and on behalf of, AVC CIP, L.P., (iii) general partner of, and on behalf of, Active Value Pledge Fund, L.P., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.) of Omar Hodge Building, Wickhams Lay 1, PO Box 362, Road Town, Tortola, British Virgin Islands, Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands and Active Value Euro Partners Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands are parties to agreements to which section 204 of the Act applies;

(f) by virtue of sections 204 and 205 of the Act each of BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital, L.P., (ii) general partner of, and on behalf of, AVC CIP, L.P., (iii) general partner of, and on behalf of, Active Value Pledge Fund, L.P., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.), Active Value Capital, Inc. and Active Value Euro Partners, Inc. are interested in the shares in which the others are directly interested, so that each of them is interested in an aggregate of 7,732,500 ordinary shares of £1 each in the capital of Wembley plc, being the aggregate number of shares referred to in paragraphs (a) and (c) above disregarding (in accordance with section 205(1) of the Act) those in which a party is interested as a result solely of the agreements referred to in sub-paragraph (e);.

(g) Kerzner Investments Acquisitions Limited, as a company which is entitled to control at least one-third of the voting power at general meetings of BLB, is under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(h) Kerzner International Limited, as the parent company of Kerzner Investments Acquisitions Limited and a company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,921,392 shares;

(i) Waterford Development Pennsylvania, L.L.C., as a limited liability

company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(j) Waterford Group, L.L.C., as a limited liability company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Waterford Development Pennsylvania, L.L.C., is, under section 203 of the Act interested in 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(k) Slavik Suites, Inc., as a company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Waterford Group, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;.

(l) The Stephan F Slavik, Sr. Trust as an entity which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Slavik Suites, Inc. is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(m) Stephan F Slavik and Richard Slavik as trustees of the Stephan F Slavik, Sr. Trust, as individuals who are entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via the Stephan F Slavik, Sr. Trust, are, under section 203 of the Act, interested in the 7,732,500 shares notified in sub-paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(n) Starbell Investors, L.L.C., as a limited liability company which is entitled to control fifty percent of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(o) SOF-VI U.S. Holdings, L.L.C, as a limited liability company which is

entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its holding in Starbell Investors L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(p) Starwood Global Opportunity Fund VI-A, L.P., as a limited partnership, Starwood Global Opportunity Fund VI-B, L.P., as a limited partnership, and Starwood U.S. Opportunity Fund VI-D, L.P., as a limited partnership, which are collectively entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via their holding in SOF-VI U.S. Holdings L.L.C., are, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;.

(q) SOF-VI Management, L.L.C., as a limited liability company which is

entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general partner of each of Starwood Global Opportunity Fund VI-A, L.P., Starwood Global Opportunity Fund VI-B, L.P., and Starwood U.S. Opportunity Fund VI-D, L.P., is, under Section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares;

(r) Starwood Capital Group Global, L.L.C., as a limited liability company

which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general manager of SOF-VI Management, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares; and

(s) Barry Sternlicht, an individual who is entitled to control the

exercise of fifty percent of the voting power at general meetings of BLB via his role as the general manager of Starwood Capital Group Global L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 2,811,108 shares and HSBC Global Custody Nominees (UK) Limited in respect of 4,921,392 shares.

Yours faithfully

for and on behalf of BLB Investors, L.L.C.

END

HOLQKNKPBBKDCNB.

Document RNS0000020040323e03n003ml

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

112 words
24 March 2004
15:38
Regulatory News Service
English

RNS Number:8982W Wembley PLC 24 March 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options, it has 34,755,665 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares..

END

RTTSEWFILSLSEDD.

Document RNS0000020040324e03o0060s

REG-Wembley PLC (WMY.L) Holding(s) in Company.

77 words
26 March 2004
12:49
Regulatory News Service
English

RNS Number:9912W Wembley PLC 26 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 26 March 2004 that Schroder Investment Management Limited has an interest in 4,742,215 shares, representing some 13.64% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKAKQBBKDONB.

Document RNS0000020040326e03q003br

REG-Wembley PLC (WMY.L) Holding(s) in Company (AV.L).

138 words
30 March 2004
07:09
Regulatory News Service
English

RNS Number:0772X Wembley PLC 30 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 26 March 2003 that Morley Fund Management Limited (a subsidiary of Aviva plc) have an interest in ordinary shares of the Company representing 2.93% of the issued share capital of the Company. The shares are registered as follows:

Holder	Number of Shares
BNY Norwich Union Nominees Ltd	143,372
Chase GA Group Nominees Ltd	616,382
Chase Nominees Ltd	40,866
CUIM Nominee Ltd	203,357
RBSTB Nominees Ltd	12,324

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLQKKKKFBKKONN.

Document RNS0000020040330e03u000jh

REG-Wembley PLC (WMY.L) Offer Update.

391 words
30 March 2004
10:18
Regulatory News Service
English

RNS Number:0884X Wembley PLC 30 March 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES,

AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

30 March
2004

Wembley plc ("Wembley" or the "Company")
Offer Update

The Board of Wembley notes the announcement made earlier today by BLB Investors, L.L.C. ("BLB") regarding its offer to acquire the Company at a price of 800 pence per share (with no deferred consideration relating to the outcome of the litigation in Rhode Island) and the subsequent announcement today by MGM MIRAGE that it is considering its options.

MGM MIRAGE has made an offer to acquire the Company pursuant to a scheme of arrangement under which it is offering 750 pence per share and shareholders are entitled to any residue out of US$16.3 million to be set aside by the Company to meet any potential liability arising under the litigation in Rhode Island and the payment of legal and other costs.

The Board proposes to hold further discussions with each of BLB and MGM MIRAGE and with the relevant authorities in relation to the bid process. Thereafter the Board will advise shareholders of its views.

In light of these developments, the Board will be considering whether to postpone or adjourn the Court Meeting and Extraordinary General Meeting (but not the Annual General Meeting) scheduled for 8 April 2004 and convened to approve the scheme of arrangement to implement the offer from MGM MIRAGE.

Further enquiries:

Wembley
Tel: +44 (0) 20 8795 8003

Claes Hultman Mark Elliott

Hawkpoint
Tel: +44 (0) 20 7665 4500

Paul Baines Vinay Ghai

Merrill Lynch
Tel: +44 (0) 20 7628 1000

Simon Mackenzie-Smith Tim Pratelli

College Hill
Tel: +44 (0) 20 7457 2020

Matthew Smallwood Justine Warren

Hawkpoint Partners Limited and Merrill Lynch International, which are regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, are acting for Wembley and no one else in connection with the above mentioned offers and will not be responsible to anyone other than Wembley for providing the protections afforded to their respective clients nor for providing advice in relation to these offers.

END

OUPSDMFFSSLSEFD.

Document RNS0000020040330e03u002sd

REG-Wembley PLC (WMY.L) Holding(s) in Company.

97 words

31 March 2004

12:03

Regulatory News Service

English

RNS Number:1660X Wembley PLC 31 March 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 30 March 2003 that Citigroup Global Markets UK Equity Limited have an interest in 1,001,617 ordinary shares of the Company representing 2.88% of the issued share capital of the Company.

This information is provided by RNS

The company news service from the London Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKDKKNBKDDNN.

Document RNS0000020040331e03v003mm

REG-Wembley PLC (WMY.L) Holding(s) in Company.

1,959 words
1 April 2004
14:27
Regulatory News Service
English

RNS Number:2388X Wembley PLC 01 April 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received the following notification, on 01 April 2004 from Active Value Fund Managers Limited:

Dear Sirs

Notice under Sections 198 and 205 Companies Act 1985 (as amended) (the "Act")

1. Active Value Fund Managers Limited hereby notifies you of the interests

of:

(1) Active Value Capital, L.P. ("Capital");

(2) AVC CIP, L.P. ("CIP");

(3) Active Value Capital, Inc. ("Inc");

(4) Active Value Euro Partners, Inc. ("Euro Partners")

(5) Active Value Pledge Fund, L.P. ("Pledge")

(6) Active Value Fund Managers Limited (the "Manager

");

(7) Winterthur Life ("Winterthur Life")

(8) Winterthur Insurance ("Winterthur Insurance")

(9) Restructuring Investors Limited ("RIL")

(10) Madison Ventures Limited ("Madison")

(11) LGT Capital Invest Limited ("LGT")

(12) LGT Principal Limited ("LGT Principal");

(13) Liechtenstein Global Trust Aktiengesellschaft ("LGT AG");

(14) California Public Employees' Retirement System ("

CalPERS");

(15) Onequities Corporation ("Onequities");

(16) Pacific Life Insurance Company ("PLI"); and

(17) PM Group Life Insurance Company ("PM").

in the ordinary shares of £1.00 each ("Ordinary Shares") of Wembley Plc (the " Company").

The address of each of these parties is set out in Appendix 1 to this letter.

2. The numbers of Ordinary Shares which the following parties respectively beneficially owned on 30 March 2004 and beneficially now own, as at 1 April 2004 (being the relevant time for the purposes of this notice), are as follows:

	Number of Ordinary Shares	
	30 March 2004	1 April 2004
Capital	886,800	548,321
CIP	287,647	177,858
Inc	140,345	86,778
Euro Partners	49,100	30,359

Pledge	3,557,500	3,557,500
Total	4,921,392	4,400,816.

3. The registered holder of the Ordinary Shares, in the case of each of the parties mentioned in paragraph 2. above, is or will be HSBC Global Custody Nominee (UK) Limited A/C 744285, whose address is set out in Appendix 1 to this letter.

4. By virtue of being under common management, Capital, CIP, Inc, Euro Partners and Pledge (together the "Funds") may be considered to be parties to an arrangement of the type to which Section 204 of the Act applies. Accordingly and pursuant to such arrangement, the Funds are, in addition to their own interests disclosed in paragraph 2. above, interested in each other's interests in shares.

5. The Manager (acting for itself and in its capacities as general partner of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), and Inc. and Euro Partners entered into an agreement on 10 March 2004 with BLB Investors, L.L.C. of Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware, USA ("BLB") (the "Agreement") under which, inter alia, the Manager (in its several capacities as general partner and discretionary manager) sold in aggregate 2,811,108 Ordinary Shares to BLB, obtained certain put options from BLB and granted to BLB certain call options over a total of 2,391,178 Ordinary Shares (the "First Options").

The same parties in the same capacities entered a further agreement on 18 March 2004 (the "Second Agreement") under which, inter alia, the Manager (in its several capacities as general partner and discretionary manager) agreed conditionally to sell in aggregate 2,530,214 Ordinary Shares to BLB and amended the terms of the First Options in respect of a total of 520,576 Ordinary Shares only.

On 30 March 2004, BLB announced its firm intention to make an offer for the Company. As a result, the First Options were automatically exercised on 30 March 2004. Of the 2,391,178 Ordinary Shares over which the First Options were granted, 520,576 were sold by the Manager (in its several capacities as general partner and discretionary manager) to BLB on 31 March 2004. Of the remaining 4,400,816 Ordinary Shares beneficially owned by the Funds, as of 30 March 2004, BLB has committed to purchase all of such shares from the Manager (in its several capacities as general partner and discretionary manager) subject only to any necessary clearance having been made and all relevant waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended). By virtue of the Agreement and the Second Agreement, the Manager (acting for itself and in its several capacities as general partner of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), Inc. and Euro Partners and BLB may be considered to be parties to an arrangement of the type to which Section

204 of the Act applies. Accordingly, each of the Manager (in such capacities), Inc. and Euro Partners are, in addition to their own interests disclosed in paragraph 2 above, interested in BLB's direct interests in Ordinary Shares and vice versa. So far as we are aware BLB's only direct interest in Ordinary Shares other than interests arising under the Agreement or the Second Agreement in relation to shares beneficially owned by the Funds is the beneficial ownership of the 3,331,684 Ordinary Shares referred to in this paragraph 5 (comprising the 2,811,108 Ordinary Shares and the 520,576 Ordinary Shares). Therefore each of the Manager (acting for itself and in its several capacities as general partner of and on behalf of Capital, CIP and Pledge and as discretionary fund manager of and on behalf of Inc. and Euro Partners), Inc. and Euro Partners and BLB are interested in 7,732,500 Ordinary Shares, disregarding (in accordance with section 205 of the Act) those in which a party is interested solely as a result of the Agreement or the Second Agreement.

6. As the General Partner of Capital, CIP and Pledge, the Manager is, by virtue of Section 208(4)(b) of the Act, interested in Capital's, CIP's and Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

7. The Manager is jointly owned by RIL and Madison. By virtue of Section 203(2)(b) of the Act, RIL and Madison are each interested in the Manager's interests in shares mentioned in paragraph 6. above.

8. Winterthur Life is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of Inc. By virtue of Section 203(2)(b) of the Act, Winterthur Life is interested in Inc's interests in shares mentioned in paragraphs 2. and 4. above.

9. Winterthur Life is wholly owned by Winterthur Insurance. By virtue of Section 203(2)(b) of the Act, Winterthur Insurance is interested in Winterthur Life's interests in shares mentioned in paragraph 8. above.

10. Euro Partners is wholly owned by LGT. By virtue of Section 203(2)(b) of the Act, LGT is interested in Euro Partners' interests in shares mentioned in paragraphs 2. and 4. above.

11. LGT is wholly owned by LGT Principal. By virtue of Section 203(2)(b) of the Act, LGT Principal is interested in LGT's interests in shares mentioned in paragraph 10. above.

12. LGT Principal is wholly owned by LGT AG. By virtue of Section 203(2)(b) of the Act, LGT AG is interested in LGT Principal's interests in shares mentioned in paragraph 11. above.

13. CalPERS, Onequities, PLI and PM (the "Limited Partners") are each limited partners of Capital. By virtue of Section 202(2A) of the Act, each of the Limited Partners is interested in Capital's interests in shares mentioned in paragraphs 2. and 4. above.

14. CalPERS and Onequities are the limited partners of Pledge. By virtue of Section 202(2A) of the Act, CalPERS and Onequities are, in addition to their interests disclosed in paragraph 13. above, interested in Pledge's interests in shares mentioned in paragraphs 2. and 4. above.

15. CalPERS is the limited partner of CIP. By virtue of Section 202(2A) of the Act, CalPERS is, in addition to its interests disclosed in paragraphs 13. and 14. above, interested in CIP's interests in shares mentioned in paragraphs 2. and 4. above.

16. The interests in shares referred to in this notification (other than the interests of BLB under the put and call options referred to in paragraph 5. above) are not interests pursuant to Section 208(5) of the Act.

17. Please accept this letter as notification on behalf of each of Capital, CIP, Inc, Euro Partners, Pledge, the Manager, RIL, Madison, Winterthur Life, Winterthur Insurance, LGT, LGT Principal, LGT AG, CalPERS, Onequities, PLI and PM.

Please direct any queries and other correspondence regarding the above and also ensure that you send a copy of any notice under Section 212 of the Act which you may make to any of the parties mentioned herein (forthwith after such notification is made) to Active Value Fund Managers Limited at Rue Bonivard 12, CH-1201 Geneva, Switzerland, marked for the attention of Mr Brian Padgett.

Yours faithfully,. Brian Padgett,

for Active Value Fund Managers Ltd

cc: David Cooley, Active Value Advisors Ltd

0044 207 379 6464

APPENDIX 1

List of names and addresses of relevant parties

(A) Active Value Capital, L.P., a Delaware limited partnership,

whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(B) AVC CIP, L.P., a Delaware limited partnership, whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(C) Active Value Capital, Inc., whose address is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.

(D) Active Value Euro Partners, Inc., whose address is at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.

(E) Active Value Pledge Fund, L.P., a Delaware limited partnership, whose address is c/o Active Value Fund Managers Limited, Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(F) Active Value Fund Managers Limited, whose address is at Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands.

(G) . Winterthur Life, whose address is at Paulstrasse 9, PO Box 300, 8401 Winterthur, Switzerland.

(H) Winterthur Insurance, whose address is at General Guisan-Strasse 40, P.O. Box 357, Winterthur, Switzerland.

(I) Restructuring Investors Limited, whose address is at Akara Building, 24 De Castro Street, Wickhams Cay, Road Town, Tortola, British Virgin Islands.

(J) Madison Ventures Limited, whose address is at Trident Chambers, PO Box 3162, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

(K) LGT Capital Invest Limited, whose address is at UBS House, PO

Box 852, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(L) LGT Principal Limited, whose address is at UBS House, PO Box

509, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

(M) Liechtenstein Global Trust Aktiengesellschaft, whose address is

at Herengasse 12, FL 9490 Vaduz, Principality of Liechtenstein.

(N) HSBC Global Custody Nominee UK Limited A/C 744285, whose address

is at Mariner House, Pepys Street, London EC3N 4DA.

(O) California Public Employees' Retirement System, whose address is

at Investment Office, Room 3492, Lincoln Plaza, Sacramento, California 95814, USA.

(P) Onequities Corporation, whose address is at 5650 Yonge Street,

Suite 300, Toronto M2M 4H5, Canada.

(Q) Pacific Life Insurance Company, whose address is at 700 Newport

Center Drive, Newport Beach, California 92660-6397, USA.

(R) PM Group Life Insurance Company, whose address is at 700

Newport Center Drive, Newport Beach, California 92660-6397, USA.

END

HOLQKDKBPBKDBQK.

Document RNS0000020040401e041005sf

REG-Wembley PLC (WMY.L) Portfolio Update.

115 words
1 April 2004
15:12
Regulatory News Service
English

RNS Number:2450X Wembley PLC 01 April 2004

Wembley PLC

01 April 2004

Wembley PLC

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options, it has 34,761,761 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

END

PFUGGGGDVMVGDZM.

Document RNS0000020040401e04100693

REG-Wembley PLC (WMY.L) Offer Update.

586 words
2 April 2004
09:57
Regulatory News Service
English

•

RNS Number:2748X Wembley PLC 02 April 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

Wembley plc

("Wembley" or the "Company")

Offer Update

Recent developments

On 27 February 2004, Wembley posted a circular to its shareholders containing details of a recommended cash offer by MGM MIRAGE for the Company to be effected by way of a scheme of arrangement under section 425 of the Companies Act 1985 (the "Scheme"). MGM MIRAGE is offering shareholders 750 pence per Wembley share. Under the Scheme, shareholders would also receive shares in a new company and thereby be entitled to receive a pro rata share of any cash remaining from the US$16.3 million to be set aside to meet any potential liability arising under the litigation in Rhode Island and the payment of legal and other associated costs.

On 30 March 2004, BLB Investors, L.L.C. ("BLB"), a shareholder owning approximately 8.09 per cent. of the Company's issued share capital, announced an offer to acquire all the shares in the Company not already owned by BLB at a price of 800 pence per share (with no potential further receipt relating to the outcome of

the litigation in Rhode Island).

BLB is committed to acquire further shares in the Company representing approximately 14.16 per cent. of the Company's issued share capital from Active Value Fund Managers Limited at a price of 800 pence per share. BLB has stated that BLB and Active Value will exercise their voting rights over approximately 22.25 per cent. of the Company's issued share capital against the Scheme at the Court Meeting and the Extraordinary General Meeting scheduled for 8 April 2004.

MGM MIRAGE responded to the BLB announcement by stating that it is considering its options. Shareholders should note however that there can be no certainty that MGM MIRAGE will make an increased offer for the Company.

Adjournment of the Court Meeting and Extraordinary General Meeting

Given these developments, the Wembley board unanimously believes that it would be appropriate to adjourn the Court Meeting and the Extraordinary General Meeting convened for 8 April 2004.

Accordingly the Chairman has sought leave, and been directed by the Court, to adjourn the Court Meeting until further notice. The Chairman also intends to adjourn the Extraordinary General Meeting until further notice. Not less than 14 days' notice will be given of any reconvened meetings.

A further announcement will be made in due course. Annual General Meeting

The Annual General Meeting convened for 11.00am on 8 April 2004 will take place as scheduled.

2 April 2004

Enquiries:

Wembley Tel: +44 (0) 20 8795 8003

Claes Hultman Mark Elliott

Hawkpoint Tel: +44 (0) 20 7665 4500

Paul Baines Vinay Ghai

Merrill Lynch Tel: +44 (0) 20 7628 1000

Simon Mackenzie-Smith Tim Pratelli

College Hill Tel: +44 (0) 20 7457
2020

Justine Warren

Hawkpoint Partners Limited and Merrill Lynch International, which are regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, are acting for Wembley and no one else in connection with the above mentioned offers and will not be responsible to anyone other than Wembley for providing the protections afforded to their respective clients nor for providing advice in relation to these offers.

END

OUPSSIFSESLSEIL.

Document RNS0000020040402e042002sc

REG-Wembley PLC (WMY.L) Holding(s) in Company.

82 words

7 April 2004

13:38

Regulatory News Service

English

RNS Number:4674X Wembley PLC 07 April 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 5th April 2004 that Citigroup Global Markets UK Equity Limited have an interest in 1,236,617 ordinary shares of the Company representing 3.56% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKOKNQBKDPQK.

Document RNS0000020040407e047005k1

REG-Wembley PLC (WMY.L) Holding(s) in Company.

2,151 words

7 April 2004

09:20

Regulatory News Service

English

RNS Number:4479X Wembley PLC 07 April 2004

The company received the following notification, on 6 April 2004 from BLB Investors L.L.C.:

Notice pursuant to Part VI of the Companies Act 1985 (the Act)

This notification is being made on account of BLB Investors, L.L.C.'s (BLB) having acquired the shares referred to in paragraph (c) and is made pursuant to section 202(4) of the Act. Prior to such acquisition, BLB was interested in those shares in the same way it is interested in the 4,400,816 shares referred to in sub-paragraph (a)(ii).

We refer to our letters to you dated 12 and 22 March, 2004 pursuant to Part VI of the Act. This letter is to notify you, pursuant to Part VI of the Act, that:

(a) BLB of Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware has a notifiable interest in shares in the capital of Wembley plc as follows:

(i) a direct interest in 3,331,684 ordinary shares of £1 each;

(ii) an interest in a further 4,400,816 ordinary shares of £1 each; and

the name of the registered holder of these shares is as follows:

```
Registered holder
Number of Shares


BLB Investors L.L.C
3,331,684
HSBC Global Custody Nominee (UK) Limited
4,400,816
```

(b) BLB acquired 2,811,108 ordinary shares of £1 each in Wembley Plc pursuant to a trade executed on 10 March, 2004 and completed on 15 March, 2004.

(c) BLB acquired 520,576 ordinary shares of £1 each in Wembley Plc pursuant to a trade executed on 31 March, 2004 and completed on 5 April, 2004. (d) the shares referred to in sub-paragraph (a)(i) are the same shares as are referred to in paragraphs (b) and (c).

(e) the 4,400,816 shares referred in sub-paragraph (a)(ii) have been notified because BLB has an interest in them under section 208(4)(b) of the Act, due to being entitled to control certain of the rights conferred on the registered holder of those shares arising under the agreements referred to in sub-paragraph (h) below.

(f) By virtue of being under common management:

(i) Active Value Capital, L.P. of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(ii) AVC CIP, L.P. of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands;

(iii)Active Value Pledge Fund, L.P. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands;

(iv) Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands; and

(v) Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands, may be considered to be parties to an arrangement of the type to which section 204 of the Act applies. Accordingly, and pursuant to such arrangement, each of the above entities is interested in 4,400,816 ordinary shares of £1 each in the capital of Wembley plc (such shares being the same shares as referred to in sub-paragraph (a)(ii)). The registered holder of these shares is as follows:

Registered holder
Number of shares

HSBC Global Custody Nominee (UK) Limited
4,400,816

(g) As the general partner of Active Value Capital L.P., AVC CIP, L.P. and Active Value Pledge Fund, L.P. and as discretionary manager on behalf of each of Active Value Capital, Inc. and Active Value Euro

Partners, Inc., Active Value Fund Managers Limited of Omar Hodge Building, Wickhams Cay 1, PO Box 362, Road Town, Tortola, British Virgin Islands is pursuant to section 208 (4)(b) of the Act, interested in the 4,400,816 ordinary shares in which such funds are interested as disclosed in paragraph (f) above;. (h) BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital, L.P., (ii) general partner of, and on behalf of, AVC CIP, L.P., (iii) general partner of, and on behalf of, Active Value Pledge Fund, L.P., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.) of Omar Hodge Building, Wickhams Lay 1, PO Box 362, Road Town, Tortola, British Virgin Islands, Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands and Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands are parties to agreements to which section 204 of the Act applies;

(i) by virtue of sections 204 and 205 of the Act each of BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as (i) general partner of, and on behalf of, Active Value Capital, L.P., (ii) general partner of, and on behalf of, AVC CIP, L.P., (iii) general partner of, and on behalf of, Active Value Pledge Fund, L.P., (iv) discretionary fund manager of, and on behalf of, Active Value Capital, Inc., and (v) discretionary fund manager of, and on behalf of, Active Value Euro Partners, Inc.), Active Value Capital, Inc. and Active Value Euro Partners, Inc. are interested in the shares in which the others are directly interested, so that each of them is interested in an aggregate of 7,732,500 ordinary shares of £1 each in the capital of Wembley plc, being the aggregate number of shares referred to in paragraphs (a) and (f) above disregarding (in accordance with section 205(1) of the Act) those in which a party is interested as a result solely of the agreement referred to in sub-paragraph (h);

(j) Kerzner Investments Acquisitions Limited, as a company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;. (k) Kerzner International Limited, as the parent company of Kerzner Investments Acquisitions Limited and a company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(l) Waterford Development Pennsylvania, L.L.C., as a limited liability company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(m) Waterford Group, L.L.C., as a limited liability company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Waterford Development

Pennsylvania, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(n) Slavik Suites, Inc., as a company which is entitled to control the exercise of at least at least one-third of the voting power at general meetings of BLB via its holding in Waterford Group, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(o) The Stephan F Slavik, Sr. Trust as an entity which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Slavik Suites, Inc. is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;. (p) Stephan F Slavik and Richard Slavik as trustees of the Stephan F Slavik, Sr. Trust, as individuals who are entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via the Stephan F Slavik, Sr. Trust, are, under section 203 of the Act, interested in the 7,732,500 shares notified in sub-paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(q) Starbell Investors, L.L.C., as a limited liability company which is entitled to control fifty percent of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(r) SOF-VI U.S. Holdings, L.L.C, as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its holding in Starbell Investors, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(s) Starwood Global Opportunity Fund VI-A, L.P., as a limited partnership, Starwood Global Opportunity Fund VI-B, L.P., as a limited partnership, and Starwood U.S. Opportunity Fund VI-D, L.P., as a limited partnership, which are collectively entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via their holding in SOF-VI U.S. Holdings, L.L.C., are, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(t) SOF-VI Management, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general partner of each of

Starwood Global Opportunity Fund VI-A, L.P., Starwood Global Opportunity Fund VI-B, L.P., and Starwood U.S. Opportunity Fund VI-D, L.P., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares;

(u) Starwood Capital Group Global, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general manager of SOF-VI Management, L.L.C., is, under section 203 of the Act, interested in 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares; and

(v) Barry Sternlicht, an individual who is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via his role as the general manager of Starwood Capital Group Global L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of 3,331,684 shares and HSBC Global Custody Nominee (UK) Limited in respect of 4,400,816 shares.

Yours faithfully,

. . . .

for and on behalf of BLB Investors, L.L.C.

END

HOLQKOKDKBKDOQK.

Document RNS0000020040407e047002gy

REG-Wembley PLC (WMY.L) Holding(s) in Company.

97 words
7 April 2004
15:55
Regulatory News Service
English

RNS Number:4802X Wembley PLC 07 April 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 6th April 2004 that Citigroup Global Markets UK Equity Limited have an interest in 1,471,479 ordinary shares of the Company representing 4.24% of the issued share capital of the Company.

This information is provided by RNS

The company news service from the London Stock Exchange

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLQKOKPABKDNQK.

Document RNS0000020040407e04700796

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

8 April 2004

RECOMMENDED INCREASED CASH OFFER
by
CITIGROUP
on behalf of
MGM MIRAGE
and inside the United States by MGM MIRAGE itself
for
WEMBLEY PLC

Summary

- MGM MIRAGE announces a recommended Increased Offer for the entire issued and to be issued share capital of Wembley, representing a revision to the terms of the recommended cash acquisition by MGM MIRAGE of Wembley which was announced on 27 January 2004.

- Under the terms of the Increased Offer, Wembley Shareholders will receive 840 pence in cash per Wembley Share. As under MGM MIRAGE's previous proposal, Wembley Shareholders will also receive LPR Shares *pro rata* to their shareholdings in Wembley. The Increased Offer values the entire issued and to be issued share capital of Wembley at approximately £301 million, before taking into account any additional value of the LPR Shares.

- The Increased Offer represents (in all cases before ascribing any value to LPR) a premium of:
  - 5.0 per cent. over the BLB offer (under which Wembley Shareholders will not receive any LPR Shares)
  - 12.0 per cent. over the previous proposal announced by MGM MIRAGE on 27 January 2004
  - 37.1 per cent. over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004 (the day prior to the date of the announcement by MGM MIRAGE of its previous proposal)
  - 59.2 per cent. over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

- Wembley Shareholders will receive LPR Shares *pro rata* to their shareholdings in Wembley. LPR is an English private limited company formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation.

- Under the Lincoln Park Reorganisation, LPRI, a Rhode Island limited liability company, will become the entity subject to the Lincoln Park Litigation. Upon completion of the Increased Offer, LPRI will be a wholly owned subsidiary of LPR and will be LPR's only asset, save for a cash balance which, together with LPRI's cash balances, will aggregate US$16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share). This will include US$8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. On this basis, the Wembley Directors believe, following legal advice, that LPRI will have sufficient funds to meet its potential liability for, and associated costs of, the Lincoln Park Litigation.

- On resolution of the Lincoln Park Litigation, LPR will return any remaining cash to LPR Shareholders. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, $8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to shareholders, together with any cash balances remaining after the payment of legal and other costs.

- Given the limited liability status of LPR and LPRI, Wembley Shareholders should have no legal or financial exposure (beyond the cash retained in LPR and LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their interests in LPR, nor should Wembley or MGM MIRAGE have any legal or financial exposure relating to such litigation.

- The Increased Offer is conditional, *inter alia*, upon the completion of the Lincoln Park Reorganisation (including the receipt of any necessary approvals, consents, clearances or confirmations relevant thereto) and receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators.

- All of the Wembley Directors, together owning or controlling an aggregate of 94,891 Wembley Shares, representing approximately 0.3 per cent. of the existing issued share capital of Wembley, have confirmed to MGM MIRAGE that they intend to accept the Increased Offer.

- The Wembley Board is being advised by Hawkpoint and Merrill Lynch in connection with the Increased Offer.

- MGM MIRAGE is one of the world's leading and most respected hotel and gaming resort operators. It owns and operates 12 casino resorts located in Nevada, Mississippi,

Michigan and Australia. The company is headquartered in Las Vegas, Nevada and is listed on the New York Stock Exchange with a market capitalisation of approximately $6.7 billion (approximately £3.7 billion).

Commenting on the Increased Offer, J. Terrence Lanni, Chairman and Chief Executive Officer of MGM MIRAGE, said:

"Our Increased Offer is unanimously recommended by the Wembley Board and its value is clearly superior to that of BLB's offer even before taking into account any value attributable to LPR. We believe that Wembley Shareholders will recognise this and accept the Increased Offer.

As we have previously stated, the acquisition of Wembley will complement MGM MIRAGE's existing portfolio of assets, particularly in the US. We believe that Wembley is a business with substantial potential which we intend to accelerate through the use of the considerable gaming expertise within MGM MIRAGE as well as our strong balance sheet."

Enquiries:

MGM MIRAGE Alan M. Feldman	Tel: +1 (702) 891 7147
Citigroup Wendell Brooks Simon Gluckstein	Tel: +44 (0) 207 986 4000
Finsbury Roland Rudd Rollo Head	Tel: +44 (0) 207 251 3801
Wembley Claes Hultman Mark Elliott	Tel: +44 (0) 208 795 8003
Hawkpoint Paul Baines Vinay Ghai	Tel: +44 (0) 207 665 4500
Merrill Lynch Simon Mackenzie-Smith Tim Pratelli	Tel: +44 (0) 207 628 1000
College Hill Matthew Smallwood Justine Warren	Tel: +44 (0) 207 457 2020

This summary should be read in conjunction with the full text of the attached announcement.

Citigroup Global Markets Limited, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for MGM MIRAGE and no one else in connection with the Increased Offer and will not be responsible to anyone other than MGM MIRAGE for providing the protections afforded to clients of Citigroup Global Markets Limited nor for providing advice in relation to the Increased Offer.

Hawkpoint, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Increased Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Increased Offer.

Merrill Lynch, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Increased Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Increased Offer.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities (pursuant to the Increased Offer or otherwise) in any jurisdiction. The Increased Offer will be made solely by the Offer Document and the Form of Acceptance, which will contain the full terms and conditions of the Increased Offer (including details of how it may be accepted) and which will be posted to Wembley Shareholders in due course.

This announcement does not constitute an offer to sell or a solicitation of any offer to buy LPR Shares in the United States; the LPR Shares have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under such Act. There will be no public offer of LPR Shares in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The availability of the Increased Offer to Wembley Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

The Increased Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction and the Increased Offer will not be capable of acceptance from or within Australia, Canada, Japan or any such other jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Increased Offer.

The Increased Offer in the United States is made solely by MGM MIRAGE, and neither Citigroup nor any of its respective affiliates is making the Increased Offer in the United States.

Subject to compliance with all applicable regulations (including the City Code) and in accordance with normal UK market practice, MGM MIRAGE or its nominees or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Wembley Shares outside the United States, other than pursuant to the Increased Offer, before or during the period in which the Increased Offer remains open for acceptance. These purchases may occur either in the open market at prevailing market prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of MGM MIRAGE.

Appendix II contains the definitions of certain terms used in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

FOR IMMEDIATE RELEASE

8 April 2004

RECOMMENDED INCREASED CASH OFFER
by
CITIGROUP
on behalf of
MGM MIRAGE
and inside the United States by MGM MIRAGE itself
for
WEMBLEY PLC

1. Introduction

MGM MIRAGE announces an Increased Offer, representing a revision to the terms of the recommended cash acquisition by MGM MIRAGE of Wembley which was announced on 27 January 2004.

Under the terms of the Increased Offer, Wembley Shareholders will receive 840 pence in cash per Wembley Share. As under MGM MIRAGE's previous proposal, Wembley Shareholders will also receive LPR Shares *pro rata* to their shareholdings in Wembley. The Increased Offer values the entire issued and to be issued share capital of Wembley at approximately £301 million, before taking into account any additional value of the LPR Shares.

2. Recommendation

The Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Increased Offer to be fair and reasonable. In providing advice to the Wembley Board, Hawkpoint and Merrill Lynch have taken into account the commercial assessments of the Wembley Directors. Accordingly, the Wembley Directors will, in the absence of a higher offer, unanimously recommend that Wembley Shareholders accept the Increased Offer, as they have indicated they will do in respect of their entire holdings of 94,891 Wembley Shares, representing 0.3 per cent. of the existing issued share capital of Wembley.

3. The Increased Offer

Under the terms of the Increased Offer, Wembley Shareholders will receive:

For each Wembley Share	**840 pence in cash from MGM MIRAGE and the distribution of one LPR Share from Wembley**

The Increased Offer represents (in all cases before ascribing any value to LPR) a premium of:

- 5.0 per cent. over the BLB offer (under which Wembley Shareholders will not receive any LPR Shares)
- 12.0 per cent. over the previous proposal announced by MGM MIRAGE on 27 January 2004
- 37.1 per cent. over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004 (the day prior to the date of the announcement by MGM MIRAGE of its previous proposal)
- 59.2 per cent. over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

Upon the Increased Offer becoming or being declared unconditional in all respects, all Wembley Shareholders will also receive LPR Shares *pro rata* to their shareholdings in Wembley.

LPR is an English private limited company formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will MGM MIRAGE acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation. Under the Lincoln Park Reorganisation, LPRI, a Rhode Island limited liability company, will become the entity subject to the Lincoln Park Litigation. Upon completion of the Increased Offer, LPRI will be a wholly owned subsidiary of LPR and will be LPR's only asset, save for a cash balance which, together with LPRI's cash balances, will aggregate US$16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share). This will include US$8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. On this basis, the Wembley Directors believe, following legal advice, that LPRI will have sufficient funds to meet its potential liability for, and associated costs of, the Lincoln Park Litigation.

On the resolution of the Lincoln Park Litigation, the directors of LPR (being the current Wembley Directors) will distribute any remaining cash to LPR Shareholders. The amount of any such return will depend on the extent to which LPRI is successful in resolving the Lincoln Park Litigation for an aggregate cost (including any penalty imposed) which is less than the amount of the US$16.3 million cash balances. If LPRI is acquitted on all counts at

the trial of the Lincoln Park Litigation, US$8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to shareholders, together with any further cash balances remaining after the payment of legal and other costs. Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars and that the amount of any eventual distribution in pounds to LPR Shareholders will therefore be affected by movements in the US$:£ exchange rate. The timing of any such distribution will depend upon when the Lincoln Park Litigation is concluded; no specific date has yet been determined for the trial, but the trial is expected to commence during September 2004.

MGM MIRAGE and Citigroup have expressed no opinion as to whether the retained cash balances will be sufficient and, accordingly, whether or when any future return of cash to shareholders will be made. Given the limited liability status of LPR and LPRI, Wembley Shareholders should have no legal or financial exposure (beyond the cash balances retained in LPR and LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their shareholdings in LPR, nor should Wembley or MGM MIRAGE have any legal or financial exposure relating to such litigation. MGM MIRAGE will not acquire any interest in LPR or LPRI and neither MGM MIRAGE nor Wembley will have any responsibility for the conduct or outcome of the Lincoln Park Litigation.

No application will be made for the admission of the LPR Shares to the Official List or to trading on the London Stock Exchange, and it is not intended that the LPR Shares will be registered pursuant to the US Securities Act of 1933. Therefore, the LPR Shares will not be distributed in the United States absent an exemption from registration. For administrative reasons and given that it is hoped that a return of cash to LPR Shareholders will be made following the resolution of the Lincoln Park Litigation, the LPR Shares will not be transferable save in the limited circumstances set out in paragraph 4 of this document.

Wembley Shares will be acquired under the Increased Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto, including, without limitation, the right to receive all dividends and other distributions (if any) (other than, for the avoidance of doubt, the distribution of the LPR Shares) announced, declared, made or paid hereafter.

The Increased Offer will be subject to the conditions and terms set out or referred to in Appendix I of this announcement and in the Offer Document.

4. The Lincoln Park Reorganisation

In September 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment was issued against Wembley's indirect wholly owned subsidiary and owner of the Lincoln Park Business, Lincoln Park Inc., and against two Wembley Group executives. The indictment alleged a conspiracy to improperly influence the actions of certain public officials. The allegations arose from the preliminary consideration of a possible bonus or retainer to be paid to Lincoln Park Inc.'s long-standing external legal attorney in Rhode Island. Lincoln

Park Inc. and the two executives continue to deny the allegations and have stated that the allegations will be vigorously defended at trial.

On 27 January 2004, Wembley announced that Lincoln Park Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc. on all counts under the indictment against it. As part of this agreement, the US Attorney also confirmed that he would not object to the transfer of the business of Lincoln Park Inc. to another Wembley subsidiary, as would be effected pursuant to the Lincoln Park Reorganisation.

The Lincoln Park Reorganisation is intended to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will MGM MIRAGE acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation.

Under the Lincoln Park Reorganisation, the following steps will be effected (although Wembley and MGM MIRAGE reserve the right to agree to amendments to these steps to effect the underlying commercial objectives):

(i) Lincoln Park Inc. will be reorganised by way of merger into LPRI;

(ii) LPRI will transfer (by distribution or otherwise) its business and assets to its immediate holding company, UTGR, and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation. LPRI will also retain cash balances which, when aggregated with LPR's cash balance, will total US$16.3 million (approximately £9.0 million). Except for the foregoing, LPRI will have no assets or liabilities;

(iii) UTGR will sell its membership interest in LPRI to Wembley at market value;

(iv) Wembley will transfer its membership interest in LPRI to LPR in exchange for an issue of shares by LPR. LPR and LPRI will together hold cash balances totalling US$16.3 million (approximately £9.0 million), being an amount which the Wembley Directors believe, following legal advice, will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park Litigation. This will include the US$8 million deposited in escrow as referred to above;

(v) Wembley will seek the approval of Wembley Shareholders at an extraordinary general meeting to the proposed distribution *in specie* of the LPR Shares; and

(vi) conditionally upon the Increased Offer becoming or being declared unconditional in all respects, Wembley Shareholders will receive a distribution of one LPR Share from Wembley for each Wembley Share held.

The LPR Shares will not be transferable, save upon the liquidation or bankruptcy of the relevant shareholder, the transmission upon the death of the relevant shareholder or at the discretion of the board of directors of LPR to permit transfers from an Individual Savings Account or Personal Equity Plan to the underlying shareholder or as otherwise required by any applicable law or regulation.

5. Background to and reasons for the Increased Offer

MGM MIRAGE believes that Wembley will geographically and commercially complement its existing core gaming assets in the United States. Wembley's leading position in Rhode Island represents a strong fit with MGM MIRAGE's existing gaming operations and will allow MGM MIRAGE to leverage its significant gaming expertise and strong balance sheet across the Wembley Group. Additionally, Wembley owns sites in the United Kingdom which could complement MGM MIRAGE's plans to develop facilities in the United Kingdom, should the currently proposed gaming reforms be adopted.

6. Background to and reasons for the recommendation of the Wembley Board

Wembley has undergone considerable change since its refinancing in 1995. The Wembley Board has concentrated on the development of a focused group and has sought to realise assets where good value could be achieved. It has also pursued an active share buy-back programme, which has totalled approximately £118 million and has significantly enhanced Wembley's earnings per share.

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal locations, namely Rhode Island, Colorado and the United Kingdom. Wembley's Lincoln Park facility in Rhode Island in the United States now generates the vast majority of the Wembley Group's profitability (in excess of 90 per cent. of Wembley's operating profit from continuing operations before exceptional items in 2003). As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and against two company executives.

On 20 November 2003, Wembley announced that it had received approaches from a number of parties interested in acquiring some or all of its assets. In order to facilitate a sale should an appropriate offer be made, Wembley formulated the Lincoln Park Reorganisation pursuant to which the potential liability for, and associated costs of, the Lincoln Park Litigation could be separated from the Wembley Group. In light of this structure, MGM MIRAGE and Wembley announced the intention to implement the Scheme on 27 January 2004. Following the announcement by BLB of its offer for Wembley on 30 March 2004, the board of MGM MIRAGE has decided to make the Increased Offer. The Wembley Directors believe that the Increased Offer represents the most attractive proposal for Wembley Shareholders.

Accordingly, the Wembley Board has decided not to implement the Scheme and, in the absence of a higher offer, will unanimously recommend that Wembley Shareholders accept the Increased Offer.

7. Information on MGM MIRAGE

MGM MIRAGE is one of the world's leading and most respected hotel and gaming operators. It owns and operates 12 casino resorts located in Nevada, Mississippi, Michigan and Australia. The company is headquartered in Las Vegas, Nevada and is listed on the New York Stock Exchange with a market capitalisation of approximately US$6.7 billion (approximately £3.7 billion). Its portfolio of resorts includes Bellagio, MGM Grand, The Mirage, Treasure Island, New York-New York, Beau Rivage, MGM Grand Detroit and the Primm Valley Resorts. The company also operates three championship golf courses (one in Nevada and two in California, at the Nevada border). MGM MIRAGE is a 50 per cent. owner of Borgata, a destination casino resort at Renaissance Pointe in Atlantic City, New Jersey and a 50 per cent. owner of the Monte Carlo Casino Hotel in Las Vegas. Internationally, MGM MIRAGE owns and operates MGM Grand Australia in Darwin, Australia and holds a 25 per cent. interest in casino developer Metro Casinos Limited of Great Britain. MGM MIRAGE has recently entered into several strategic agreements in the United Kingdom. In October 2003, MGM MIRAGE entered into an agreement with Earls Court and Olympia Group that could lead to the development / operation of a new gaming and entertainment complex in the Olympia Exhibition Centre in London and, in November 2003, it entered into an agreement with Newcastle United PLC to build a major new mixed-use development on a prime site above St. James' Metro Station. On 3 February 2004, MGM MIRAGE announced that it and The British Land Company PLC had entered into an agreement in principle to develop a leisure and entertainment complex adjacent to British Land's Meadowhall Shopping Centre in Sheffield. In February 2004, MGM MIRAGE entered into an agreement to sell MGM Grand Australia. This transaction is expected to complete in the third quarter of 2004, subject to customary sale conditions and regulatory approvals.

MGM MIRAGE is a Delaware corporation, incorporated on 29 January 1986. As of 31 December 2003, approximately 57 per cent. of the outstanding shares of MGM MIRAGE's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, a director of MGM MIRAGE.

For the year ended 31 December 2003, MGM MIRAGE reported net revenue of $3.9 billion (2002: $3.8 billion) and net income of $244 million (2002: $292 million). As at 31 December 2003, MGM MIRAGE had total assets of $10.7 billion and total stockholders' equity of $2.5 billion.

8. Information on Wembley

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island

and Colorado. Wembley's principal venue is the Lincoln Park greyhound racing track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy is to offer additional gaming opportunities in the form of video lottery terminals. Video lottery terminals at greyhound racing tracks are not presently authorised under Colorado law, a referendum seeking such authorisation having been defeated in 2003. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31 December 2003, Wembley reported audited turnover from continuing operations of £97.9 million (2002: £101.1 million) and operating profit from continuing operations and before tax, interest and exceptional items of £35.3 million (2002: £39.3 million). As at 31 December 2003, Wembley had net assets of £188.0 million.

In light of the proposals received from MGM MIRAGE, Wembley has not declared a final dividend in respect of the year ended 31 December 2003.

9. Management and employees

Following the Increased Offer becoming or being declared unconditional in all respects, the directors of Wembley and the other head office employees will be treated as set out in paragraph 5 of Part VII of the Scheme Document. In respect of the management and employees within the rest of the Wembley Group, MGM MIRAGE has assured the Wembley Board that, upon the Increased Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

10. Compulsory acquisition and de-listing

Following the Increased Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UKLA, MGM MIRAGE intends to procure the making of an application by Wembley to the UKLA for the listing of the Wembley Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities. It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than the expiry of 20 business days after the date on which the Increased Offer becomes or is declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any Wembley Shares not assented to the Increased Offer.

MGM MIRAGE intends, assuming it becomes entitled to do so, to use the procedures set out in sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Wembley Shares on the same terms as the Increased Offer.

11. Wembley Share Option Schemes

Appropriate proposals will be made in due course to the holders of options under the Wembley Share Option Schemes.

12. Inducement fee

As an inducement to MGM MIRAGE to announce the Scheme, Wembley and MGM MIRAGE entered into an agreement under which Wembley had agreed to pay MGM MIRAGE an inducement fee in certain circumstances. Wembley and MGM MIRAGE have since agreed that an inducement fee of one per cent. of the value of the Increased Offer (being approximately £3.0 million at an offer price of 840 pence per Wembley Share) will be payable in the event that:

(i) the Wembley Directors withdraw their unanimous recommendation to the Wembley Shareholders to vote in favour of the Increased Offer (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the Increased Offer lapses or is withdrawn in accordance with its terms; or

(ii) any person unconnected with MGM MIRAGE makes a takeover proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

Enquiries:

MGM MIRAGE Alan M. Feldman	Tel: +1 (702) 891 7147
Citigroup Wendell Brooks Simon Gluckstein	Tel: +44 (0) 207 986 4000
Finsbury Roland Rudd Rollo Head	Tel: +44 (0) 207 251 3801
Wembley Claes Hultman Mark Elliott	Tel: +44 (0) 208 795 8003

Hawkpoint Tel: +44 (0) 207 665 4500
Paul Baines
Vinay Ghai

Merrill Lynch Tel: +44 (0) 207 628 1000
Simon Mackenzie-Smith
Tim Pratelli

College Hill Tel: +44 (0) 207 457 2020
Matthew Smallwood
Justine Warren

Citigroup Global Markets Limited, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for MGM MIRAGE and no one else in connection with the Increased Offer and will not be responsible to anyone other than MGM MIRAGE for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Increased Offer.

Hawkpoint, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Increased Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Increased Offer.

Merrill Lynch, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for Wembley and no one else in connection with the Increased Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Increased Offer.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities (pursuant to the Increased Offer or otherwise) in any jurisdiction. The Increased Offer will be made solely by the Offer Document and the Form of Acceptance, which will contain the full terms and conditions of the Increased Offer (including details of how it may be accepted) and which will be posted to Wembley Shareholders in due course.

This announcement does not constitute an offer to sell or a solicitation of any offer to buy LPR Shares in the United States; the LPR Shares have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration under such Act. There will be no public offer of LPR Shares in the United States.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is

released, published or distributed should inform themselves about and observe such restrictions.

The availability of the Increased Offer to Wembley Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

The Increased Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction and the Increased Offer will not be capable of acceptance from or within Australia, Canada, Japan or any such other jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Increased Offer.

The Increased Offer in the United States is made solely by MGM MIRAGE, and neither Citigroup nor any of its respective affiliates is making the Increased Offer in the United States.

Subject to compliance with all applicable regulations (including the City Code) and in accordance with normal UK market practice, MGM MIRAGE or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Wembley Shares outside the United States, other than pursuant to the Increased Offer, before or during the period in which the Increased Offer remains open for acceptance. These purchases may occur either in the open market at prevailing market prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as is required in the United Kingdom and communicated in the United States by way of an announcement by or on behalf of MGM MIRAGE.

Appendix II contains the definitions of certain terms used in this announcement.

APPENDIX I

CONDITIONS TO AND CERTAIN FURTHER TERMS TO THE INCREASED OFFER

The Increased Offer is subject to the following conditions:

(a) valid acceptances of the Increased Offer being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on the first closing date of the Increased Offer (the "First Closing Date") or such later time(s) and/or date(s) as MGM MIRAGE may, subject to the rules of the City Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as MGM MIRAGE may decide) of the Wembley Shares to which the Increased Offer relates, provided that this condition will not be satisfied unless MGM MIRAGE and/or any of its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Increased Offer or otherwise, Wembley Shares carrying, in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Wembley Shares that are unconditionally allotted or issued before the Increased Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

   (i) Wembley Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

   (ii) the expression "Wembley Shares to which the Increased Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act;

(b) it being established, in terms satisfactory to MGM MIRAGE (acting reasonably), that the Acquisition, or any aspect thereof, will not be referred to the Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the "Merger Regulation") and is accepted by the European Commission, then this paragraph (b) shall be deemed to be satisfied if:

   (i) it is established, in terms satisfactory to MGM MIRAGE (acting reasonably), that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Merger Regulation; and

   (ii) to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition by MGM MIRAGE of Wembley, it is established, in terms satisfactory to MGM MIRAGE (acting reasonably), that the proposed acquisition by MGM MIRAGE of Wembley, or any matter arising from that acquisition, will not be referred to the Competition Commission;

(c) all necessary notifications and filings required by law or regulation having been made, all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under any applicable legislation or regulation of any jurisdiction (including, without limitation, in the United States, Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder) having expired, lapsed or terminated and any approvals or clearances required by law or regulation having been obtained to the reasonable satisfaction of MGM MIRAGE as appropriate, in each case, in respect of the Increased Offer, its implementation and the acquisition of any shares in, or control of, Wembley (or any member of the Wembley Group) by MGM MIRAGE or any member of the MGM MIRAGE Group and all necessary statutory and regulatory obligations in connection with the Increased Offer in any jurisdiction having been complied with;

(d) in relation to the Lincoln Park Business:

(i) the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed, on terms reasonably satisfactory to MGM MIRAGE and Wembley, that, upon the offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley; and

(ii) completion of the Lincoln Park Reorganisation save for any step thereof which is itself conditional upon the Increased Offer becoming or being declared unconditional in all respects;

(e) other than investigations and waiting periods listed in paragraph (c), no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a "Relevant Authority") having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Increased Offer, its implementation or the acquisition or the proposed acquisition of any Wembley Shares in, or control of, Wembley by any member of the MGM MIRAGE Group void, unenforceable or illegal or directly or indirectly prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Increased Offer, its implementation or the acquisition of any shares in, or control of, Wembley by any member of the MGM MIRAGE Group;

(ii) result in a delay in the ability of MGM MIRAGE or any member of the MGM MIRAGE Group, or render MGM MIRAGE or any member of the MGM MIRAGE Group unable, to acquire all of the Wembley Shares or require a divestiture by MGM MIRAGE or any member of the MGM MIRAGE Group of any Wembley Shares;

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the Wider MGM MIRAGE Group or any member of the Wembley Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties to an extent which is material in the context of the Wembley Group taken as a whole or the MGM MIRAGE Group taken as a whole (as the case may be);

(iv) impose any material limitation on, or result in any material delay in, the ability of any member of the MGM MIRAGE Group to acquire or hold Wembley Shares or other securities (or the equivalent) in any member of the Wembley Group or to exercise effectively, directly or indirectly, all or any rights of ownership of Wembley Shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wembley Group;

(v) result in any member of the Wembley Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the MGM MIRAGE Group taken as a whole;

(vi) require any member of the MGM MIRAGE Group or of the Wembley Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wembley Group or any member of the Wider MGM MIRAGE Group owned by any third party (other than in the implementation of the Acquisition);

(vii) impose any material limitation on the ability of any member of the Wider MGM MIRAGE Group or the Wembley Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider MGM MIRAGE Group and/or the Wembley Group; or

(viii) otherwise adversely affect the business, assets, financial or trading position or profits of any member of the Wider MGM MIRAGE Group or of the Wembley Group in a manner which is adverse to and material in the context of the MGM MIRAGE Group taken as a whole or the Wembley Group taken as a whole (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f) all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("authorisations") necessary or appropriate in any jurisdiction for, in respect of or resulting from the Increased Offer, its implementation or the proposed acquisition by MGM MIRAGE or any member of the MGM MIRAGE Group of any shares in Wembley or control of Wembley (or any member of the Wembley Group) being obtained in terms and in a form reasonably satisfactory to MGM MIRAGE from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider MGM MIRAGE Group or the Wembley Group has entered into contractual arrangements and such authorisations, together with all authorisations necessary or appropriate for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made in each case where the consequences of such revocation, suspension, restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

(g) save as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE, or as publicly announced to a Regulatory Information Service by or on behalf of Wembley, (in each such case) prior to 8 April 2004, there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the Increased Offer, its implementation or the acquisition or proposed acquisition by MGM MIRAGE of any shares in, or change in the control or management of, Wembley or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the Wembley Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member being or becoming repayable or being capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

(iv) the interest or business of any such member in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member or its financial or trading position or profits being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (g);

(h) since 31 December 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 8 April 2004 or as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE prior to 8 April 2004), no member of the Wembley Group having:

(i) save as between Wembley and its wholly-owned subsidiaries prior to 8 April 2004 or upon the exercise of rights to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

(iii) save for transactions between Wembley and its wholly-owned subsidiaries, implemented or authorised any merger or demerger or acquired or disposed of or other than in the ordinary course of business, transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv) implemented or authorised any reconstruction, amalgamation or scheme of arrangement;

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) (save as between Wembley and its wholly-owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment, agreement, proposal or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of trading or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation

of a nature or magnitude which is material in the context of the Wembley Group (taken as a whole) or which is or is likely to be restrictive on the business of any member of the Wembley Group or the Wider MGM MIRAGE Group to an extent which is material in the context of the Wembley Group or the MGM MIRAGE Group (as appropriate) taken as a whole;

(viii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(ix) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(x) waived, compromised or settled any claim otherwise than in the ordinary course of trading;

(xi) entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

(xii) made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

(xiii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xiii) of this paragraph (h);

(i) since 31 December 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 8 April 2004 or as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE prior to 8 April 2004):

(i) no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wembley Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group which, in any such case, might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group (taken as a whole); and

(iii) no contingent or other liability having arisen which would or might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(j) except as fairly disclosed to MGM MIRAGE in writing by or on behalf of Wembley prior to 8 April 2004, MGM MIRAGE not having discovered that:

(i) any financial, business or other information concerning the Wembley Group publicly disclosed at any time by or on behalf of any member of the Wembley Group which is material in the context of the Increased Offer is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii) any member of the Wembley Group is subject to any liability, contingent or otherwise, which should have been but is not disclosed in the annual report and accounts of Wembley for the year ended 31 December 2003 and which is material in the context of the Wembley Group (taken as a whole);

(iii) in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, no past or present member of the Wembley Group having (i) committed any material violation of any laws, statutes, ordinances or regulations of any Relevant Authority and/or (ii) incurred any material liability (whether actual or contingent) with respect thereto; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wembley Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction in each case to an extent which is material in the context of the Wembley Group (taken as a whole).

If MGM MIRAGE is required by the Panel to make an offer for Wembley Shares under the provisions of Rule 9 of the City Code, then MGM MIRAGE may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

MGM MIRAGE acknowledges and agrees that anything that arises in the Lincoln Park Litigation or any action effected to implement the Lincoln Park Reorganisation, which would otherwise give MGM MIRAGE the right to invoke a condition set out in this Appendix I, shall not give rise to any such right.

MGM MIRAGE reserves the right at its absolute discretion to waive all or any of conditions (b) to (j) above inclusive, in whole or in part. The Increased Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by MGM MIRAGE to have been satisfied or to remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Increased Offer becomes or is declared unconditional as to acceptances (or such later date as MGM MIRAGE may, with the consent of the Panel, decide). MGM MIRAGE shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (j) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Increased Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise consents, the Increased Offer will lapse if, before the First Closing Date or the date when the Increased Offer becomes unconditional as to acceptances (whichever is the later), the Acquisition, or any aspect thereof, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the Merger Regulation, the Acquisition, or any aspect thereof, is then referred to the Competition Commission.

APPENDIX II

DEFINITIONS

The following definitions apply throughout this announcement:

Acquisition	the proposed cash acquisition of Wembley by MGM MIRAGE pursuant to the Increased Offer
Australia	the Commonwealth of Australia, its territories and possessions
BLB	BLB Investors, L.L.C.
Canada	Canada, its provinces and territories and all areas subject to its jurisdiction
Citigroup	Citigroup Global Markets Limited
City Code	the City Code on Takeovers and Mergers
Companies Act	the Companies Act 1985 (as amended)
Depositary	The Bank of New York, a New York banking corporation, as depositary under the Deposit Agreement
Deposit Agreement	the deposit agreement, dated as of 7 February 1991, by and among Wembley, the Depositary and all owners and holders of Wembley ADRs issued thereunder
Form of Acceptance	the form of acceptance in relation to the Increased Offer which will accompany the Offer Document
Hawkpoint	Hawkpoint Partners Limited
Increased Offer	the increased recommended cash offer, made by Citigroup on behalf of MGM MIRAGE, for all the issued and to be issued Wembley Shares (including those represented by Wembley ADRs) on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance and including, where the context permits, any subsequent revision, variation, extension or renewal of such Increased Offer
Japan	Japan, its cities and prefectures, territories and possessions
Lincoln Park Business	the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, United States
Lincoln Park Inc.	Lincoln Park Inc., a Rhode Island company and indirect wholly-owned subsidiary of Wembley
Lincoln Park Litigation	the indictment (CR. No. 03-81-03 ML) against Lincoln Park Inc. issued by the United States District Court for the District of Rhode Island
Lincoln Park Reorganisation	the reorganisation of Wembley's interests in the Lincoln Park Business, to be implemented substantially in the form described in paragraph 4 of this announcement or as otherwise may be agreed between MGM MIRAGE and Wembley
London Stock Exchange	London Stock Exchange plc

LPR	LP Residual Limited, a company incorporated in England and Wales on 19 January 2004 with number 5019425 or, if MGM MIRAGE and Wembley so agree, such other entity or entities as may be formed for the purposes of the Lincoln Park Reorganisation
LPRI	LPRI LLC, a limited liability company to be formed in Rhode Island
LPR Shares	ordinary shares in the capital of LPR or an interest therein
LPR Shareholders	holders of LPR Shares from time to time
Merrill Lynch	Merrill Lynch International
MGM MIRAGE Group	MGM MIRAGE and its subsidiary undertakings
Official List	the official list of the UKLA
Panel	the Panel on Takeovers and Mergers
Regulatory Information Service	any of the services set out in Schedule 12 of the listing rules of the UKLA from time to time
Offer Document	the document to be addressed to Wembley Shareholders (amongst others) setting out the full terms of the Increased Offer
Scheme	the scheme of arrangement of Wembley under Section 425 of the Companies Act by which the acquisition of Wembley by MGM MIRAGE was to be effected, which was announced on 27 January 2004 and the terms of which were contained in the Scheme Document
Scheme Document	the document dated 27 February 2004 addressed to Wembley Shareholders (amongst others) and containing details of the Scheme
subsidiary, subsidiary undertaking, associated undertaking and undertaking	have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
UKLA	the United Kingdom Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US$ or $ or US dollars	U.S. dollars
US Attorney	the United States Attorney for the District of Rhode Island
UTGR	UTGR Inc., a Delaware corporation and indirect wholly-owned subsidiary of Wembley
Wembley	Wembley plc
Wembley ADRs	American Depositary Receipts issued by Wembley under the Deposit Agreement representing the right to Wembley ADSs

Wembley ADSs	American Depositary Shares, each representing four Wembley Shares, evidenced by Wembley ADRs
Wembley Board	the board of directors of Wembley
Wembley Directors	the directors of Wembley
Wembley Group	Wembley and its subsidiary undertakings
Wembley Shareholders	holders of Wembley Shares from time to time
Wembley Share Option Schemes	all or (where the context permits) any of: (i) The Wembley 1995 Executive Share Option Scheme; (ii) The Wembley 1996 Unapproved Executive Share Option Scheme; and (iii) The Wembley plc Savings Related Share Option Scheme
Wembley Shares	ordinary shares of £1.00 each in Wembley
Wider MGM MIRAGE Group	MGM MIRAGE and its subsidiary undertakings, associated undertakings and any other undertakings in which MGM MIRAGE and such undertakings (aggregating their interests) have a substantial interest

APPENDIX III

BASES AND SOURCES

1 General

Unless otherwise stated, financial information on MGM MIRAGE and Wembley and their respective groups has been derived or extracted without material adjustment from the published audited annual report and accounts and, where appropriate, interim statements of the relevant group for the relevant period.

2 Share prices of Wembley

The share prices for Wembley Shares have been extracted from the Daily Official List of the London Stock Exchange.

3 Share capital of Wembley

References to the value of the entire issued and to be issued share capital of Wembley is based upon 35,888,158 Wembley Shares being in issue (on a fully diluted basis as at 7 April 2004) and a price of 840 pence being paid by MGM MIRAGE for each Wembley Share.

4 Cash balance equivalents per Wembley Share

The calculation regarding the equivalent amount in pence attributable to each Wembley Share is based on cash balances of $16.3 million and $8 million, in each case, divided by 35,888,158 Wembley Shares being in issue (on a fully diluted basis as at 7 April 2004).

5 Percentage of the existing issued share capital of Wembley

The calculation regarding the percentage of the existing issued share capital for Wembley in respect of which Wembley Directors have confirmed that they intend to accept the Increased Offer is based on 94,891 Wembley Shares being held by the Wembley Directors as a proportion of 34,761,761 Wembley Shares currently in issue (as at 7 April 2004).

6 Exchange rate

The £:US$ exchange rate of £1:$1.82 is extracted from the Financial Times (London edition) published on 27 January 2004, as used in the Scheme Document.

7 Market capitalisation

The market capitalisation of MGM MIRAGE of approximately $6.7 billion has been extracted from Bloomberg as at 7 April 2004.

8 BLB offer

Information relating to the BLB offer has been extracted from BLB's announcement of its firm intention to make an offer for Wembley published on 30 March 2004.

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

112 words
19 April 2004
12:00
Regulatory News Service
English

RNS Number:7477X Wembley PLC 19 April 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options it has 34,762,595 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

END

RTTSFUFEUSLSEIL.

Document RNS0000020040419e04j003bn

REG-Wembley PLC (WMY.L) Holding(s) in Company.

93 words

26 April 2004

13:29

Regulatory News Service

English

RNS Number:9982X Wembley PLC 26 April 2004

26 April, 2004

Wembley Plc ("the Company")

The Company has today been informed that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries are interested in an aggregate of 3,451,646 ordinary shares in Wembley Plc, representing 9.93% of the issued share capital of the Company.

End

END

HOLQKAKBQBKDOQB.

Document RNS0000020040426e04q004xu

REG-Wembley PLC (WMY.L) Holding(s) in Company.

117 words

26 April 2004

15:41

Regulatory News Service

English

RNS Number:0146Y Wembley PLC 26 April 2004

Wembley plc ("the Company")

Disclosure of Interest in Share Capital

The Company received notification, on 26 April 2004, from Active Value Fund Managers Limited that they no longer hold an interest in the Company. The Company were also notified that BLB, Active Value (acting for itself and in its several capacities as set out in the notice sent to the Company on 1 April 2004), Active Value Captial, Inc. and Active Value Euro Partners, are no longer parties to the agreements previously disclosed.

END

HOLQKAKNABKDCQB.

Document RNS0000020040426e04q006cc

REG-Wembley PLC (WMY.L) Holding(s) in Company.

1,146 words

26 April 2004

15:36

Regulatory News Service

English

.

(f) On 23 April, 2004 BLB and Active Value Fund Managers Limited (in its several capacities described in the Agreements, defined above) agreed to terminate those provisions in the Agreements that gave rise to an obligation of disclosure under section 204 of the Act.

(g) This is to notify you, in accordance with section 205(5) of the Act, that BLB, Active Value Fund Managers Limited (acting for itself and in its several capacities as set out above) of Omar Hodge Building, Wickhams Lay 1, PO Box 362, Road Town, Tortola, British Virgin Islands, Active Value Capital, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands and Active Value Euro Partners, Inc. of Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands are no longer parties to agreements to which section 204 of the Act applies.

(h) Kerzner Investments Acquisitions Limited, as a company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(i) Kerzner International Limited, as the parent company of Kerzner Investments Acquisitions Limited and a company which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(j) Waterford Group Investments, L.L.C., as a limited liability company which is entitled to control at least one-third of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(k) Waterford Group, L.L.C., as a limited liability company which is entitled to control the exercise of at least

one-third of the voting power at general meetings of BLB via its holding in Waterford Development Pennsylvania, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares. (l) Slavik Suites, Inc., as a company which is entitled to control the exercise of at least at least one-third of the voting power at general meetings of BLB via its holding in Waterford Group, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(m) The Stephan F Slavik, Sr. Trust as an entity which is entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via its holding in Slavik Suites, Inc. is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(n) Stephan F Slavik and Richard Slavik as trustees of the Stephan F Slavik, Sr. Trust, as individuals who are entitled to control the exercise of at least one-third of the voting power at general meetings of BLB via the Stephan F Slavik, Sr. Trust, are, under section 203 of the Act, interested in the 7,732,500 shares notified in sub-paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(o) Starbell Investors, L.L.C., as a limited liability company which is entitled to control fifty percent of the voting power at general meetings of BLB, is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(p) SOF-VI U.S. Holdings, L.L.C, as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its holding in Starbell Investors, L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(q) Starwood Global Opportunity Fund VI-A, L.P., as a limited partnership, Starwood Global Opportunity Fund VI-B, L.P., as a limited partnership, and Starwood U.S. Opportunity Fund VI-D, L.P., as a limited partnership, which are collectively entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via their holding in SOF-VI U.S. Holdings, L.L.C., are, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(r) SOF-VI Management, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general partner of each of Starwood Global Opportunity Fund VI-A, L.P., Starwood Global Opportunity Fund VI-B, L.P., and Starwood U.S. Opportunity Fund VI-D, L.P., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(s) Starwood Capital Group Global, L.L.C., as a limited liability company which is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via its role as the general manager of SOF-VI Management, L.L.C., is, under section 203 of the Act, interested in 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares.

(t) Barry Sternlicht, an individual who is entitled to control the exercise of fifty percent of the voting power at general meetings of BLB via his role as the general manager of Starwood Capital Group Global L.L.C., is, under section 203 of the Act, interested in the 7,732,500 shares notified in paragraph (a), and whose registered holder is BLB in respect of all 7,732,500 shares. Yours faithfully,

. . . .

for and on behalf of BLB Investors, L.L.C.

END

HOLQKAKNABKDNQB.

Document RNS0000020040426e04q006c4

REG-Wembley PLC (WMY.L) Rule 2.10 Announcement.

112 words
29 April 2004
12:14
Regulatory News Service
English

RNS Number:1501Y Wembley PLC 29 April 2004

Wembley Plc

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that, following the exercise of a number of share options it has 34,762,641 ordinary shares of £1.00 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0009482521. The Company also has referenced to these shares an ADR programme, in the ratio of 1 ADR to 4 ordinary shares.

END

RTTSEDFDUSLSEFL.

Document RNS0000020040429e04t003ea

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all your Wembley Shares, please send this document, the Form of Acceptance and the reply-paid envelope as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of Wembley Shares, you should retain these documents. The foregoing documents must not be forwarded or transmitted in or into Australia, Canada or Japan.

JPMorgan, which is regulated by the Financial Services Authority in the United Kingdom, is acting for BLB Investors and no one else in connection with the Offer and will not be responsible to anyone other than BLB Investors for providing the protections afforded to clients of JPMorgan or for providing advice in relation to the Offer or any matters referred to in this document.

Hawkpoint, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the Offer or any matters referred to in this document.

Merrill Lynch, which is regulated by the Financial Services Authority in the United Kingdom, is acting for Wembley and no one else in connection with the Offer and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any matters referred to in this document.

This document should be read in conjunction with the Form of Acceptance, which forms part of this document.

Recommended Cash Offer

by

J.P. Morgan plc

on behalf of

BLB Worldwide Acquisition, Inc.

an indirect wholly-owned subsidiary of

BLB Investors, L.L.C.

and inside the United States by

BLB Worldwide Acquisition, Inc.

for

Wembley plc

YOUR ATTENTION IS DRAWN TO THE LETTER FROM CLAES HULTMAN, CHAIRMAN OF WEMBLEY, SET OUT IN PART I OF THIS DOCUMENT WHICH CONTAINS THE WEMBLEY DIRECTORS' UNANIMOUS RECOMMENDATION THAT, IN THE ABSENCE OF A HIGHER OFFER, YOU ACCEPT THE OFFER.

TO ACCEPT THE OFFER, THE FORM OF ACCEPTANCE SHOULD BE COMPLETED, SIGNED AND RETURNED, WHETHER OR NOT YOUR WEMBLEY SHARES ARE HELD IN CREST, AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY CAPITA IRG PLC BY NOT LATER THAN 3.00 P.M. (LONDON TIME) ON 22ND MAY, 2004.

THE PROCEDURE FOR ACCEPTING THE OFFER IS SET OUT ON PAGE 2 AND IN PARAGRAPH 18 OF PART II OF THIS DOCUMENT AND IN THE ACCOMPANYING FORM OF ACCEPTANCE.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, copies of this document, the Form of Acceptance and any other accompanying document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada or Japan. Persons receiving this document, the Form of Acceptance and any other accompanying document (including nominees, trustees and custodians) must not mail or otherwise distribute or send them in, into or from Australia, Canada or Japan as doing so may invalidate any purported acceptance of the Offer. The availability of the Offer to Wembley Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Any person (including nominees, trustees and custodians) who would, or otherwise intends to, or may have a contractual or legal obligation to, forward this document and/or any related document to any jurisdiction outside the United Kingdom (other than the United States) should read paragraph 6 of Part B and paragraph (c) of Part C of Appendix I to this document before taking any action.

TO ACCEPT THE OFFER

1. Complete the Form of Acceptance in accordance with the instructions printed thereon and in accordance with paragraph 18 of the letter from JPMorgan set out in Part II of this document.

2. Return the completed Form of Acceptance (along with any appropriate documents of title) using the enclosed reply-paid envelope as soon as possible and, in any event, so as to be received by Capita IRG Plc by not later than 3.00 p.m. (London time) on 22nd May, 2004.

3. If you hold your Wembley Shares in CREST, you should follow the additional procedures set out in paragraph 18(e) of the letter from JPMorgan set out in Part II of this document.

If you require assistance, please telephone
Capita IRG Plc, the receiving agent to the Offer,
on 0870 162 3100 (or +44 20 8639 2157,
if telephoning from outside the UK)

The first closing date of the Offer is
3.00 p.m. (London time) on 22nd May, 2004

Offer in the United States

The Offer in the United States is being made solely by BLB Acquisition and neither JPMorgan nor any of its affiliates or related entities is making the Offer in the United States. BLB Acquisition is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If BLB Acquisition becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, BLB Acquisition cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of BLB Acquisition by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that the disclosure documents relating to the Offer have been prepared in accordance with the City Code and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States.

In particular, the appendices to this document contain information concerning the Offer required by United Kingdom disclosure requirements that may be material and that has not been summarised elsewhere in this document. In addition, the financial information relating to Wembley reproduced in this document is presented in pounds sterling and has been prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies or companies whose financial statements are prepared in accordance with United States generally accepted accounting principles. Also, the settlement procedures with respect to the Offer will comply with the rules of the City Code, which differ from US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment.

Wembley is organised under the laws of England and Wales. All of the Wembley Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Wembley to effect service of process within the United States upon Wembley or such Wembley Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States.

In accordance with normal UK market practice, BLB Investors or its nominees or brokers (acting as agents) has made, and may from time to time during the period in which the Offer remains open for acceptance make, certain purchases of, or arrangements to purchase, Wembley Shares outside the framework of the Offer. Such purchases, or arrangements to purchase, have complied with and will comply with all applicable UK rules, including the City Code, the rules of the UKLA and the rules of the London Stock Exchange. BLB Investors has purchased 7,732,500 Wembley Shares in this manner and, as a result, on 1st May, 2004, owned 7,732,500 Wembley Shares representing approximately 22.2 per cent. of the issued Wembley Shares. Information about any further such purchases will be disclosed in the United States by way of an announcement by or on behalf of BLB Investors.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Wembley, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of the issued Wembley Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer Period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

The LPR Loan Notes to be issued to all accepting Wembley Shareholders (other than Restricted Persons, including all US Persons, and those who elect for the LPR Cash Alternative) following determination of the aggregate amount of the LPR Entitlements have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act

or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the LPR Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the LPR Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the LPR Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of LPR Loan Notes would constitute a violation of relevant laws or require registration of the LPR Loan Notes, or to, or for the account or benefit of, any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

As part of the Offer, accepting Wembley Shareholders will receive LPR Loan Notes, unless they elect for the LPR Cash Alternative or are Restricted Persons. The LPR Loan Notes should allow Wembley Shareholders resident in the United Kingdom to defer a proportion of any taxable gain arising on a disposal of their Wembley Shares until such time as the LPR Loan Notes are redeemed.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under chapter 421-B of the New Hampshire Revised Statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA-421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any persons, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Cautionary note regarding forward-looking statements: This document contains forward-looking statements that involve risks and uncertainties and relate to the expectations, beliefs, hopes, plans, intentions or strategies regarding the future of Wembley, the BLB Investors Group, the Consortium and, assuming the business combination is completed, the combined groups. The forward-looking statements contained in this document include statements about the feasibility and benefits of the acquisition of Wembley by BLB Acquisition. Factors that would cause actual results to differ materially from those described in this document include: costs and terms related to the acquisition of Wembley; the economic environment of the industries in which Wembley operates; regulatory change in the industry and/or the general economic environment. All forward-looking statements included in this document are based upon information available to Wembley and BLB Acquisition as of the date of this document, and neither Wembley nor BLB Acquisition (nor any of their respective officers, directors, employees or advisers) assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future performance. Actual results could differ materially from each company's current expectations.

Contents

PART I

Letter from the Chairman of Wembley

Wembley plc

Registered Office:
Elvin House
Stadium Way
Wembley
HA9 0DW
(Registered in England and Wales, No. 226267)

Directors:

Claes Hultman	*(Chairman and Chief Executive)*
Mark Elliott	*(Finance Director)*
Neil Chisman	*(Non-Executive Director)*
Peter Harris	*(Non-Executive Director)*

1st May, 2004

To: Wembley Shareholders and, for information only, to participants in the Wembley Share Option Schemes

Dear Shareholder,

RECOMMENDED CASH OFFER
BY BLB WORLDWIDE ACQUISITION, INC. FOR WEMBLEY

1. Introduction

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors.

I am now writing to you to explain the background to the Offer and the reasons why the Wembley Board considers the terms of the Offer to be fair and reasonable and unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of Wembley Shares.

2. Summary terms of the Offer

The formal Offer is contained in the letter from JPMorgan set out in Part II of this document.

Under the terms of the Offer, Wembley Shareholders will receive:

for each Wembley Share **860 pence in cash and one LPR Entitlement**

The Offer values the entire issued and to be issued share capital of Wembley at approximately £309 million, before taking into account any additional value of the LPR Entitlements.

The Offer represents a premium (in all cases before ascribing any value to the LPR Entitlements) of:

- 2.4 per cent. over the Revised MGM Proposal of 840 pence for each Wembley Share;
- 7.5 per cent. over the offer of 800 pence for each Wembley Share announced by BLB Investors on 30th March, 2004;

- 14.7 per cent. over the Original MGM Proposal of 750 pence for each Wembley Share;
- 40.4 per cent. over the Closing Price of 612.5 pence for each Wembley Share on 26th January, 2004, the day prior to the announcement of the Original MGM Proposal; and
- 63.0 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19th November, 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

3. The LPR Entitlements

BLB Acquisition has agreed that accepting Wembley Shareholders will, in addition to receiving 860 pence in cash for each Wembley Share, receive one LPR Entitlement for each Wembley Share held, so as to enable them to share in any residual cash following the conclusion of the Lincoln Park Litigation. Further details concerning the LPR Entitlements are set out below.

As a result of the Lincoln Park Litigation, the Wembley Board formulated the Lincoln Park Reorganisation pursuant to which the Lincoln Park Business will, following the receipt of the necessary regulatory consents, be transferred from Lincoln Park Inc. to another Wembley Group company. In addition, the Wembley Board also agreed the terms of the LPR Separation Agreement, pursuant to which LPR and LPRI (the entity which will, following the Lincoln Park Reorganisation, be the successor company to Lincoln Park Inc. and subject to the Lincoln Park Litigation) will be transferred out of the Wembley Group to an independent company, referred to in this document as the "Independent Entity".

Under the LPR Separation Agreement, as more fully described in paragraph 3 of Part II of this document, the consideration payable to Wembley by the Independent Entity will be the residue of the US$16.3 million aggregate cash balances with which LPR and LPRI will be funded at the time of their sale, after the deduction of any penalty which may be imposed on LPRI in the Lincoln Park Litigation (now capped at US$8 million following agreement with the US Attorney pursuant to the Funding Agreement (as summarised in paragraph 6(f)(viii) of Appendix V to this document)) and any costs incurred by LPR and LPRI, including legal, management remuneration (as set out in paragraph 6(b) of this letter) and other associated costs.

Once the consideration is received by Wembley pursuant to the LPR Separation Agreement, deductions may be made in respect of any Applicable Tax. BLB Acquisition has agreed that, following the Offer becoming or being declared unconditional in all respects, it will procure that Wembley takes all reasonable steps to agree as soon as reasonably practicable the market value of LPR (immediately following its formation by Wembley with cash balances of US$8.3 million) and the market value of LPRI (on its acquisition by Wembley from UTGR) with the Inland Revenue and has agreed to take such other steps, including procuring the making of a "check the box" US tax election to have Wembley treated as a disregarded entity for US federal tax purposes, with an effective date no later than 2nd January, 2005 (provided that Wembley shall have been re-registered as a private company limited by shares), as are reasonable to enable it to estimate the amount of the Applicable Tax reasonably promptly following payment of the LPR Separation Consideration. Once such deductions (if any) have been estimated, BLB Acquisition will make payments in respect of the LPR Entitlements within one month thereafter.

BLB Acquisition has also undertaken to procure that Wembley provides security for BLB Acquisition's payment obligation to satisfy the LPR Entitlements, subject to Wembley being able to do so under the relevant provisions of the Companies Act.

Payments in respect of the LPR Entitlements will be made by way of the LPR Loan Notes to all accepting Wembley Shareholders, other than those who have elected for the LPR Cash Alternative and Restricted Persons, who will receive cash. The LPR Loan Notes will be redeemed by BLB Acquisition on the first anniversary of the issue date. Wembley Shareholders resident in the UK for tax purposes should consider the tax consequences of electing for the LPR Cash Alternative as set

out in paragraph 16 of the JPMorgan letter in Part II of this document before making any such election.

The timing of payments in the form of either the LPR Loan Notes or the LPR Cash Alternative in respect of the LPR Entitlements will depend upon when the Lincoln Park Litigation is concluded, when Wembley receives the consideration payable under the LPR Separation Agreement and when BLB Acquisition has estimated any deductions to be made in respect of Applicable Tax. No specific date has yet been determined for the trial of the Lincoln Park Litigation, but the trial is expected to commence in September, 2004.

Further information on the Lincoln Park Litigation and the Lincoln Park Reorganisation is set out in paragraph 7 of the JPMorgan letter in Part II of this document.

4. Background to and reasons for recommending the Offer

Wembley has undergone considerable change since its refinancing in 1995. The Wembley Board has concentrated on the development of a focused group and has sought to realise assets where good value could be achieved. It has also pursued an active share buy-back programme, which has totalled approximately £118 million and has significantly enhanced Wembley's earnings per share.

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal locations, namely Rhode Island, Colorado and the United Kingdom. Wembley's Lincoln Park facility in Rhode Island in the United States now generates the vast majority of the Wembley Group's profitability (in excess of 90 per cent. of Wembley's operating profit from continuing operations before exceptional items in 2003). As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September, 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and against two Wembley Group executives.

On 20th November, 2003, Wembley announced that it had received approaches from a number of parties interested in acquiring some or all of its assets. In order to facilitate a sale, should an appropriate offer be made, Wembley formulated a reorganisation pursuant to which the potential liability for, and associated costs of, the Lincoln Park Litigation could be separated from the Wembley Group. In light of this structure, on 27th January, 2004, MGM MIRAGE and Wembley announced the Original MGM Proposal. BLB Investors announced its Original Offer on 30th March, 2004 and accordingly, on 2nd April, 2004, the Wembley Board announced the adjournment of the Court meeting of Wembley Shareholders convened to approve the Original MGM Proposal. On 8th April, 2004, MGM MIRAGE announced the Revised MGM Proposal and on 20th April, 2004, the management committee of BLB Investors announced the Offer.

The Wembley Directors believe that the Offer now represents the most attractive proposal for Wembley Shareholders. Accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer.

5. Current trading

Wembley announced its preliminary results for the year ended 31st December, 2003 on 24th February, 2004 and posted the annual report and accounts for such period to shareholders on 9th March, 2004. Wembley has not declared a final dividend in respect of the year ended 31st December, 2003.

As reported in the preliminary results for 2003, business in 2004 has started well. At Lincoln Park, the average weekly VLT revenue for the 16 weeks ended 17th April, 2004 was US$5.7 million, an increase of approximately 16 per cent. compared with the corresponding period in 2003 (US$4.9 million). The number of VLTs installed at Lincoln Park has now increased to 2,493.

The greyhound racing track in Catford, London, that was closed in November, 2003, was sold in March, 2004 for £7.5 million.

In a judgment delivered on 19th March, 2004, the presiding judge in the trial in Hong Kong relating to the termination of Wembley's contract to manage the Hong Kong Stadium found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest this termination. The judgment resulted in the award to Wembley of damages of approximately £1.5 million. The reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

6. Management and employees

(a) Employment arrangements with the Wembley Group

Following the Offer becoming or being declared unconditional in all respects, the Wembley Directors and the other head office employees will be entitled to the monetary amounts described in paragraph 8 of Appendix V to this document. The amounts due to the head office employees who are not Wembley Directors will be paid within one month of the Offer becoming or being declared unconditional in all respects and in accordance with arrangements that have been agreed between BLB Investors and Wembley.

In respect of the management and employees within the rest of the Wembley Group, BLB Investors has assured the Wembley Board that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

(b) Employment arrangements with LPR

The Wembley Directors have indicated that they are willing to act as the directors of LPR and be responsible for the conduct of LPRI's defence against the Lincoln Park Litigation. Subject to any applicable legal and/or regulatory requirements, the directors of LPR will receive remuneration from LPR from the date upon which the Offer becomes or is declared unconditional in all respects through to the date of payment of any proceeds to the Independent Entity following the conclusion of the Lincoln Park Litigation and the subsequent liquidation of LPR and LPRI (as appropriate). This remuneration will be *pro rata* to their current annual remuneration from Wembley (but with Claes Hultman being remunerated in accordance with the terms of his Supply Agreement as Chairman), all as set out in paragraph 8 of Appendix V to this document. Following the conclusion of the Lincoln Park Litigation, Claes Hultman and Mark Elliott will receive bonuses of £180,000 and £90,000 respectively from LPR.

7. Wembley Share Option Schemes

Information relating to the effect of the Offer on participants in the Wembley Share Options Schemes is set out in paragraph 12 of Part II of this document.

8. Intentions of the Wembley Directors

The Wembley Directors intend to accept the Offer in respect of their entire holdings of Wembley Shares, totalling 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

9. Inducement fee

As an inducement to BLB Investors to announce the Offer, Wembley and BLB Investors have entered into an agreement under which Wembley has agreed to pay BLB Investors a fee of one per cent. of the value of the Offer (without ascribing any value to the LPR Entitlements) in certain circumstances. Further details of the inducement fee are set out in paragraph 14 of Part II of this document.

10. Taxation

Your attention is drawn to paragraph 16 of Part II of this document headed "Taxation". If you are in any doubt as to your tax position or are subject to taxation in any jurisdiction other than the United Kingdom or the United States, you should consult an appropriate professional adviser immediately.

11. Action to be taken to accept the Offer

In order to accept the Offer, the Form of Acceptance should be completed, signed and returned as soon as possible, whether or not your Wembley Shares are in CREST, by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. (London time) on 22nd May, 2004. A reply-paid envelope (for use in the UK only) is enclosed for your convenience. Any Form of Acceptance received in an envelope post-marked in Australia, Canada or Japan or otherwise appearing to BLB Investors or its agents to have been posted from Australia, Canada or Japan may be rejected as an invalid acceptance of the Offer.

If you are in any doubt as to the procedure for acceptance of the Offer, please telephone Capita IRG Plc on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

12. Further information

Your attention is drawn to the letter from JPMorgan set out in Part II of this document and to Appendices I to V to this document. In particular, your attention is drawn to the procedure for accepting the Offer, which is set out in paragraph 18 of the letter from JPMorgan set out in Part II of this document.

13. Recommendation

The Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Offer to be fair and reasonable. In providing advice to the Wembley Board, Hawkpoint and Merrill Lynch have taken into account the commercial assessments of the Wembley Directors.

Accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

Yours faithfully

Claes Hultman
Chairman and Chief Executive

PART II

Letter from JPMorgan

JPMorgan

J.P. Morgan plc
125 London Wall
London EC2Y 5AJ
(Registered in England
and Wales, No. 248609)

1st May, 2004

To: Wembley Shareholders and, for information only, to participants in the Wembley Share Option Schemes

Dear Sir or Madam,

RECOMMENDED CASH OFFER BY BLB WORLDWIDE ACQUISITION, INC. FOR WEMBLEY

1. Introduction

On 20th April, 2004, the management committee of BLB Investors and the Wembley Board announced the terms of a recommended cash offer for the entire issued and to be issued share capital of Wembley not already owned by BLB Investors, to be made by JPMorgan on behalf of BLB Acquisition and, inside the United States, by BLB Acquisition.

2. The Offer

The Offer, which is subject to the terms and conditions set out in Appendix I to this document and in the Form of Acceptance, is being made on the following basis:

for each Wembley Share **860 pence in cash and one LPR Entitlement**

The Offer values the entire issued and to be issued share capital of Wembley at approximately £309 million, before taking into account any additional value of the LPR Entitlements.

The Offer represents a premium (in all cases before ascribing any value to the LPR Entitlements) of:

- 2.4 per cent. over the Revised MGM Proposal of 840 pence for each Wembley Share;
- 7.5 per cent. over BLB Investors' Original Offer of 800 pence for each Wembley Share;
- 14.7 per cent. over the Original MGM Proposal of 750 pence for each Wembley Share;
- 40.4 per cent. over the Closing Price of 612.5 pence for each Wembley Share on 26th January, 2004, the day prior to the announcement of the Original MGM Proposal; and
- 63.0 per cent. over the Closing Price of 527.5 pence for each Wembley Share on 19th November, 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

Wembley Shares will be acquired under the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights attaching thereto including, without limitation, the right to receive all dividends and other distributions (if any) announced, declared, made or paid after the date of this document (but excluding, for the avoidance of doubt, the rights to the LPR Entitlements).

The conditions and further terms of the Offer (including those relating to the LPR Entitlements, the LPR Loan Notes and the LPR Cash Alternative) are set out in this letter, Appendix I to this document

and in the Form of Acceptance. All necessary notifications and filings were made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) by 1st April, 2004, and all relevant waiting periods expired at 11.59 p.m. (New York City time) on 14th April, 2004.

3. The LPR Entitlements

As part of the Lincoln Park Reorganisation, Wembley will sell LPR and LPRI to the Independent Entity pursuant to the LPR Separation Agreement. The aggregate cash balances of LPR and LPRI at that time will equal US$16.3 million (approximately £9.2 million, equivalent to approximately 25 pence per Wembley Share). This will include US$8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. The consideration for the sale of LPR and LPRI to the Independent Entity will be a sterling amount equal to all of the remaining cash balances of LPR and LPRI distributed to the Independent Entity following conclusion of the Lincoln Park Litigation. Amounts deducted prior to such distribution will include the costs of the Lincoln Park Litigation (including any penalty imposed) and the costs of winding up LPR, LPRI, the Independent Entity and the trust which owns the Independent Entity, the fees of the respective directors and trustees and routine administrative costs. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, US$8 million (approximately £4.5 million, equivalent to approximately 12 pence per Wembley Share) would be released to be distributed by LPRI, together with any further cash balances remaining in LPRI and LPR, subject to the costs and liabilities referred to above.

The amount received (whether in the form of LPR Loan Notes or cash) pursuant to the LPR Entitlements will be calculated by reference to the consideration paid under the LPR Separation Agreement, but will take into account certain tax liabilities that may be incurred by the BLB Group. Specifically, the amount paid (whether in the form of LPR Loan Notes or cash) pursuant to a single LPR Entitlement shall be calculated as being the value of the LPR Separation Consideration less the amount of Applicable Tax (if any), divided by the Total Number of Wembley Shares. BLB Acquisition has agreed that, following the Offer becoming or being declared unconditional in all respects, it will procure that Wembley takes all reasonable steps to agree as soon as reasonably practicable the market value of LPR (immediately following its formation by Wembley with cash balances of US$8.3 million) and the market value of LPRI (on its acquisition by Wembley from UTGR) with the Inland Revenue and has agreed to take such other steps, including procuring the making of a "check the box" US tax election to have Wembley treated as a disregarded entity for US federal tax purposes, with an effective date no later than 2nd January, 2005 (provided that Wembley shall have been re-registered as a private company limited by shares), as are reasonable to enable it to estimate the amount of the Applicable Tax reasonably promptly following payment of the LPR Separation Consideration.

BLB Acquisition has also undertaken to procure that Wembley provides security for BLB Acquisition's obligation to satisfy the LPR Entitlements, subject to Wembley being able to do so under the relevant provisions of the Companies Act.

The timing of payments in respect of the LPR Entitlements will depend *inter alia* upon when the Lincoln Park Litigation is concluded; no specific date has yet been determined for the trial, but the trial is expected to commence during September, 2004. Payments in respect of the LPR Entitlements will be made (either in cash or by the issue of the LPR Loan Notes) after payment of the LPR Separation Consideration to Wembley and, after that payment, within one month after the date on which BLB Acquisition can reasonably estimate the amount of any Applicable Tax.

Wembley Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars and that the amount of any eventual payment in pounds sterling in respect of the LPR Entitlements will therefore be affected by movements in the US$:£ exchange rate.

BLB Acquisition and JPMorgan express no opinion as to whether the retained cash balances of LPR and LPRI will be sufficient and, accordingly, whether or when any payment in respect of the LPR Entitlements will be made. Given the limited liability status of LPR and LPRI, the Wembley Group and BLB Acquisition should have no legal or financial exposure relating to the outcome of the Lincoln Park Litigation; BLB Acquisition will not acquire any interest in LPR or LPRI (although a

member of the BLB Investors Group may receive LPR Entitlements pro rata to its shareholding in Wembley). Neither BLB Acquisition nor Wembley will, following the Offer becoming or being declared unconditional in all respects, have any responsibility for the conduct or outcome of the Lincoln Park Litigation.

4. The LPR Loan Notes and the LPR Cash Alternative

Wembley Shareholders (other than Restricted Persons) who validly accept the Offer will, unless they elect to receive cash under the LPR Cash Alternative, receive LPR Loan Notes in respect of any LPR Entitlements to which they are entitled under the terms of the Offer. Wembley Shareholders who are Restricted Persons will receive any LPR Entitlements in cash under the LPR Cash Alternative (and will not be entitled to receive LPR Loan Notes). Wembley Shareholders (other than Restricted Persons) may elect when accepting the Offer to receive any LPR Entitlements in cash under the LPR Cash Alternative instead of LPR Loan Notes, although Wembley Shareholders resident in the United Kingdom for the purposes of UK taxation should be aware of the consequences of making such an election as described in paragraph 16 below.

The LPR Loan Notes will be issued on the following basis:

for every £1 of LPR Entitlement due **£1 in nominal amount of LPR Loan Notes**

The LPR Loan Notes, which will be governed by English law, will be unsecured and will be issued credited as fully paid in amounts and integral multiples of £1 nominal value. All fractional entitlements to LPR Loan Notes will be disregarded.

No application will be made for the admission of the LPR Entitlements or the LPR Loan Notes to the Official List or to trading on the London Stock Exchange and the LPR Entitlements and the LPR Loan Notes have not been and will not be registered pursuant to the Securities Act or the Exchange Act. The LPR Loan Notes will not be issued to Restricted Persons.

The LPR Loan Notes, and rights to receive the LPR Entitlements in cash under the LPR Cash Alternative, will not be transferable, save upon the liquidation or bankruptcy of the relevant holder, the transmission upon death of the relevant holder or, at the discretion of the BLB Acquisition Directors, to permit transfers from an Individual Savings Account or Personal Equity Plan to the underlying shareholder or as otherwise required by any applicable law or regulation.

The LPR Loan Notes will be redeemed by BLB Acquisition on the first anniversary of the date of issue. The LPR Loan Notes will carry interest at the rate of 0.5 per cent. below LIBOR. Interest will be paid on the principal amount of the LPR Loan Notes outstanding when they are redeemed, in respect of the period from (and including) the date of issue up to (but excluding) the date of redemption. Further information as to the terms of the LPR Loan Notes is set out in Appendix II to this document.

A summary of the taxation treatment for certain Wembley Shareholders in respect of the LPR Entitlements is set out in paragraph 16 below. It should be noted that the taxation treatment for individual or corporate Wembley Shareholders who are resident or ordinarily resident in the UK for taxation purposes may differ depending upon whether they elect to receive LPR Loan Notes or the LPR Cash Alternative.

The LPR Cash Alternative will remain open for acceptance for so long as the Offer remains open for acceptance. The LPR Cash Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects.

5. Recommendation of the Wembley Board

The letter from the Chairman of Wembley set out in Part I of this document confirms that the Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, considers the terms of the Offer to be fair and reasonable and that, accordingly, the Wembley Board unanimously recommends that, in the absence of a higher offer, Wembley Shareholders accept the Offer, as the Wembley Directors intend to do in respect of their entire holdings of 94,891 Wembley Shares, representing 0.3 per cent. of the existing issued share capital of Wembley.

6. Background to and reasons for the Offer

The members of BLB Investors, who have a proven track record of successfully working together, bring significant expertise and capabilities in the real estate, gaming and leisure industries. Starwood Capital is a major investor in leisure-related real estate projects, Kerzner is a leading international developer and operator of destination resorts and casinos and Waterford is an operator and developer of gaming and hospitality properties.

The members of BLB Investors have extensive experience of successfully developing and operating assets worldwide, including in the North Eastern US gaming and real estate markets. Accordingly, BLB Investors regards the acquisition of Wembley as an important opportunity to invest in these markets and, specifically, to enhance and develop the Lincoln Park facilities in a manner supported by and agreed with both the local communities and the relevant regulators in Rhode Island.

In addition, the UK assets of Wembley are regarded as interesting development opportunities, should the gaming reforms currently proposed in the UK be adopted.

On 10th March, 2004, BLB Investors approached the Wembley Board expressing its interest in making an offer and seeking, among other things, due diligence information. The Wembley Board has since then been co-operating with BLB Investors in connection with its proposals. On 30th March, 2004, BLB Investors announced a cash offer of 800 pence for each Wembley Share. On 2nd April, 2004, the Wembley Board announced the adjournment of the Court meeting of Wembley Shareholders convened to approve the Original MGM Proposal.

On 8th April, 2004, MGM MIRAGE announced a revised cash offer of 840 pence for each Wembley Share, as well as the distribution by Wembley of one share in an English limited liability company (formed for the purpose of holding the membership interests in LPRI) for each Wembley Share held.

In response to this announcement by MGM MIRAGE, the management committee of BLB Investors announced on 20th April, 2004 an increased cash offer of 860 pence and the equivalent of one LPR Entitlement for each Wembley Share. The Offer has been unanimously recommended by the Wembley Board.

Pursuant to agreements dated 10th March and 18th March, 2004, BLB Investors has acquired 7,732,500 Wembley Shares from Active Value (representing approximately 22.2 per cent. of Wembley's issued share capital), all at a price of 800 pence for each Wembley Share.

7. The Lincoln Park Reorganisation

In September, 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment was issued against Wembley's indirect wholly-owned subsidiary and owner of the Lincoln Park Business, Lincoln Park Inc., and against two Wembley Group executives. The allegations arose from the preliminary consideration of a possible bonus or retainer to be paid to Lincoln Park Inc.'s long-standing external legal attorney in Rhode Island. Lincoln Park Inc. and the two executives continue to deny the allegations and have stated that the allegations will be vigorously defended at trial.

On 27th January, 2004, Wembley announced that Lincoln Park Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8.0 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc. on all counts under the indictment against it. As part of this agreement, the US Attorney also confirmed that he would not object to the transfer of the business of Lincoln Park Inc. to another Wembley subsidiary, as would be effected pursuant to the Lincoln Park Reorganisation.

The Lincoln Park Reorganisation is intended to separate from the Wembley Group (upon its acquisition by BLB Acquisition) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will BLB Acquisition acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation (although a member of the BLB Investors Group may receive LPR Entitlements pro rata to its shareholding in Wembley).

Under the Lincoln Park Reorganisation, the following steps will be effected (although Wembley and BLB Acquisition reserve the right to agree to amendments to these steps to effect the underlying commercial objectives):

(a) Lincoln Park Inc. will be reorganised by way of merger into LPRI;

(b) LPRI will transfer (by distribution or otherwise) its business and assets to its immediate holding company, UTGR, and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation. LPRI will also retain the cash balance of US$8.0 million deposited in escrow (approximately £4.5 million). Except for the foregoing, LPRI will have no assets or liabilities;

(c) UTGR will sell its membership interest in LPRI to Wembley at market value;

(d) Wembley will transfer its membership interest in LPRI to LPR in exchange for an issue of shares by LPR. LPR will be a private limited company incorporated in Jersey as a wholly-owned, direct subsidiary of Wembley. LPR will have no assets other than its cash balances of US$8.3 million and its interest in LPRI. LPRI will hold a cash balance of US$8.0 million deposited in escrow (as referred to above). The Wembley Directors believe, following legal advice, that such amounts will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park Litigation; and

(e) shortly before the Offer becomes or is declared unconditional in all respects, Wembley will sell its shares in LPR to the Independent Entity pursuant to the terms of the LPR Separation Agreement.

8. Financing of the Offer

The Offer will be funded by equity contributions from investment affiliates of each of Starwood Capital, Kerzner and Waterford Group and by debt facilities provided by Deutsche Bank and JPMorgan Chase.

9. Information on the Consortium, BLB Investors and BLB Acquisition

(a) Starwood Capital

Starwood Capital is a privately held global investment management firm based in Greenwich, Connecticut that specialises in real estate-related investments on behalf of select private and institutional investor partners. Starwood Capital is a significant participant in the global real estate markets.

Since its inception in 1991, Starwood Capital and its predecessors have specialised in real estate investments on behalf of high net worth families, pension funds and other institutional investors. During this period, Starwood Capital has completed over 300 transactions and Starwood Capital and its affiliates have invested approximately US$2.6 billion of private and institutional capital for transactions representing approximately US$8.0 billion worth of real estate and related assets. Starwood Capital and its affiliates have specialised in building business enterprises around core real estate portfolios, including: (a) the recapitalisation, reorganisation and expansion in 1995 of a real estate investment trust in financial difficulty to become the company which is today known as Starwood Hotels & Resorts Worldwide, Inc., a leading global owner/operator of hotels, with ownership of brands such as Sheraton, Westin, The St. Regis Luxury Collection and "W"; (b) contributing a substantial mezzanine debt portfolio to create the company which is today known as iStar Financial, Inc., one of the leading publicly-owned finance companies in the US focused on commercial real estate; and (c) the acquisition in 2003, in partnership with affiliates of Goldman Sachs & Co., of National Golf Properties/American Golf Corporation, one of the largest owner/operators of golf courses and related facilities in the US.

Starwood Capital's affiliates have significant existing real estate holdings in Rhode Island, including: (a) a 290 unit, age-restricted residential development known as the Village at Mount Hope Bay in Tiverton, located on approximately 106 acres, with estimated total project costs exceeding US$175 million and to consist of town houses, condominiums and a marina; (b) the land

under a 239,000 square feet multi-family project subject to a 99 year ground lease; (c) approximately 176,000 square feet of retail centres in Pawtucket and Middletown; and (d) approximately 115,000 square feet of industrial and office property in East Providence.

Starwood Capital's most recent fund offering closed in February, 2002 with total capital of US$567 million committed to affiliated co-investment funds. In its current investment vehicle, SOF-VI, Starwood Capital is expanding its domestic and international platforms to make investments in a variety of residential land development, senior housing, industrial, retail, mixed use, golf and corporate transactions.

(b) Kerzner

Kerzner is a leading international developer and operator of destination resorts and casinos. Kerzner's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three inter-connected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. Kerzner is listed on the New York Stock Exchange with a current equity market capitalisation of approximately US$1.35 billion.

In its luxury resort hotel business, Kerzner manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai.

As at 31st December, 2003, Kerzner had consolidated gross assets of approximately US$1.5 billion (2002: US$1.4 billion). For the year ended 31st December, 2003, Kerzner had consolidated gross revenues of US$585.0 million (2002: US$565.6 million) and consolidated net income of approximately US$71.6 million (2002: US$39.6 million). Kerzner continued to perform satisfactorily in the first quarter of 2004.

More detailed financial information relating to Kerzner is contained in Appendix IV to this document.

(c) Waterford

Waterford is an operator and developer of gaming and hospitality properties in the United States. With 27 properties throughout the United States, Waterford has experience operating a variety of properties, including gaming facilities, full-service and resort properties, conference and convention centres, all-suite hotels and limited services properties. One of these properties, which opened in May, 2003, is located in Warwick, Rhode Island and was developed and constructed, and is now owned and managed by affiliates of Waterford.

Since 1986, Waterford has been involved in the development of projects totalling more than US$2 billion.

Together with the Mohegan Tribe of Indians of Connecticut, Kerzner and Waterford were responsible for developing the Mohegan Sun Casino in Uncasville, Connecticut, one of the premier casino destinations in the United States. Kerzner and Waterford together managed the Mohegan Sun Casino until 31st December, 1999, at which time the Mohegan Tribe agreed to pay Kerzner and Waterford a percentage of future gross revenues of the Mohegan Sun Casino in exchange for relinquishing their management contract to the Mohegan Tribe. As a result of relinquishing the management contract, Kerzner and Waterford no longer provide any management services to the Mohegan Sun Casino and only expect to receive payments for a period of time as consideration for having relinquished the management contract.

As at 31st December, 2003, Waterford had consolidated total assets of approximately US$210.6 million (2002: approximately US$163.0 million). For the year ended 31st December, 2003, Waterford had consolidated total revenues of approximately US$38.4 million (2002: approximately US$34.6 million) and consolidated net income of approximately US$1.8 million (2002: approximately US$11.2 million).

Waterford Group is a wholly-owned subsidiary of Waterford and directly holds 25 per cent. of BLB Investors.

(d) BLB Investors

BLB Investors is a Delaware limited liability company, which is 37.5 per cent. owned by an investment affiliate of Starwood Capital, 37.5 per cent. owned by an investment affiliate of Kerzner and 25 per cent. owned by an investment affiliate of Waterford. Due diligence analysis over the past few weeks has encouraged Kerzner to increase its ownership interest in BLB Investors. With a better understanding of the potential of Wembley's Rhode Island and UK assets, Kerzner has increased its equity interest in BLB Investors from 25 per cent. to 37.5 per cent. Starwood Capital's leadership and fiscal capabilities remain instrumental to BLB Investors and are reflected in its 37.5 per cent. equity position. Waterford remains a 25 per cent. owner of BLB Investors.

(e) BLB Acquisition

BLB Acquisition is an indirect wholly-owned subsidiary of BLB Investors, newly incorporated for the specific purpose of making the Offer. BLB Acquisition has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer.

10. Information on Wembley

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island and Colorado. Wembley's principal venue is the Lincoln Park greyhound track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy is to offer additional gaming opportunities in the form of VLTs. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31st December, 2003, Wembley reported audited turnover from continuing operations of £97.9 million (2002: £101.1 million) and audited operating profit from continuing operations and before tax, interest and exceptional items of £35.3 million (2002: £39.3 million). As at 31st December, 2003, Wembley had audited net assets of £188.0 million.

In a judgment delivered on 19th March, 2004, the presiding judge in the trial in Hong Kong relating to the termination of Wembley's contract to manage the Hong Kong Stadium found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest this termination. The judgment resulted in the award to Wembley of damages of approximately £1.5 million. The reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

Further financial information relating to the Wembley Group is contained in Appendix III to this document.

11. Management and employees

(a) Employment arrangements with the Wembley Group

Following the Offer becoming or being declared unconditional in all respects, the Wembley Directors and the other head office employees will be entitled to the monetary amounts described in paragraph 8 of Appendix V to this document. The amounts due to the head office employees who are not Wembley Directors will be paid within one month of the Offer becoming or being declared unconditional in all respects and in accordance with arrangements that have been agreed between BLB Investors and Wembley.

In respect of the management and employees within the rest of the Wembley Group, BLB Investors has assured the Wembley Board that, upon the Offer becoming or being declared unconditional in all respects, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

(b) Employment arrangements with LPR

The Wembley Directors have indicated that they are willing to act as the directors of LPR and be responsible for the conduct of LPRI's defence against the Lincoln Park Litigation. Subject to any applicable legal and/or regulatory requirements, the directors of LPR will receive remuneration from LPR from the date upon which the Offer becomes or is declared unconditional in all respects through to the date of distribution of any proceeds to the Independent Entity following the conclusion of the Lincoln Park Litigation and the subsequent liquidation of LPR and LPRI (as appropriate). This remuneration will be *pro rata* to their current annual remuneration from Wembley (but with Claes Hultman being remunerated in accordance with the terms of his Supply Agreement as Chairman), all as set out in paragraph 8 of Appendix V to this document. Following the conclusion of the Lincoln Park Litigation, Claes Hultman and Mark Elliott will receive bonuses of £180,000 and £90,000 respectively from LPR.

12. Wembley Share Option Schemes

The Offer is being extended to any Wembley Shares which are allotted or issued as a result of the exercise of options granted under the Wembley Share Option Schemes while the Offer remains open for acceptance (or, subject to the provisions of the City Code, until such earlier date or dates as BLB Acquisition may determine).

In the event that the Offer becomes or is declared unconditional in all respects, BLB Investors will write to participants in the Wembley Share Option Schemes to inform them of the effect of the Offer on their rights under the Wembley Share Option Schemes and to make appropriate proposals to them.

13. Wembley ADRs

Each outstanding Wembley ADS is evidenced by a Wembley ADR and represents four Wembley Shares deposited pursuant to the Deposit Agreement. In order for a holder of Wembley ADRs to participate in the Offer, the holder must (i) surrender (or in the case of a beneficial owner of Wembley ADRs, arrange for the surrender by the registered owner of such Wembley ADRs) to the Depositary such holder's Wembley ADRs for cancellation and delivery of the underlying Wembley Shares from the Depositary, pursuant to the Depositary's customary procedures and upon payment of any applicable fees of the Depositary and (ii) upon receipt of such underlying Wembley Shares, complete, sign and return the Form of Acceptance, and the Substitute Form W-9 accompanying the Form of Acceptance printed on blue paper, as soon as possible and, in any event, so as to be received by Capita IRG Plc by not later than 3.00 p.m. (London time) on 22nd May, 2004. If you are a beneficial owner of Wembley ADRs held of record by or through a bank, broker, dealer or other nominee and you wish to participate in the Offer, you should contact your bank, broker, dealer or other nominee as soon as possible in order to arrange for the foregoing actions to be taken.

If you wish to cancel your Wembley ADRs and take delivery of the underlying Wembley Shares in order to participate in the Offer, you should contact The Bank of New York's ADR cancellation desk at (212) 815-2347 or (212) 815-2783 at The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, as soon as possible.

If you have any questions on how to complete the Form of Acceptance, please telephone Capita IRG Plc on +44 20 8639 2157 during normal business hours in London. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

Your attention is drawn to the procedure for accepting the Offer set out in paragraph 18 below.

14. Inducement fee

As an inducement to BLB Investors to make the Offer, Wembley and BLB Investors have entered into an agreement under which Wembley has agreed to pay BLB Investors an inducement fee in certain circumstances. Wembley and BLB Investors have agreed that an inducement fee of one per cent. of the value of the Offer (without ascribing any value to the LPR Entitlements) will be payable in the event that:

(a) the unanimous recommendation made by the Wembley Board in respect of the Offer is not given or is withdrawn (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of BLB Acquisition and/or BLB Investors), and subsequently the Offer lapses or is withdrawn in accordance with its terms; or

(b) a takeover proposal is made by a third party unconnected with Wembley which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented. For these purposes, takeover proposal means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control (as defined in section 840 Income and Corporation Taxes Act 1988) of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the gaming and entertainment business located at Lincoln Park, Rhode Island),

provided that the inducement fee payable to BLB Investors shall be reduced by an amount equal to any inducement fee payable by Wembley to MGM MIRAGE under an agreement dated 23rd January, 2004, as amended on 8th April, 2004. In the event that an inducement fee is payable to MGM MIRAGE and a takeover proposal is made by a third party unconnected with Wembley which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented, then the inducement fee payable by Wembley to BLB Investors will be one per cent. of the value of Wembley by reference to that third party takeover proposal (without ascribing any value to the LPR Entitlements) less an amount equal to the inducement fee payable by Wembley to MGM MIRAGE.

15. Compulsory acquisition and cancellation of listing of Wembley Shares

Subject to the Offer becoming or being declared unconditional in all respects, if sufficient acceptances are received under the Offer, BLB Acquisition intends to:

(a) apply the procedures set out in sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Wembley Shares to which the Offer relates on the same terms as the Offer; and

(b) procure that Wembley applies to the UKLA for cancellation of the listing of the Wembley Shares on the Official List and to the London Stock Exchange for admission to trading of the Wembley Shares to be cancelled.

It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than the expiry of 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

16. Taxation

A. United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and UK Inland Revenue practice. You are warned that levels and bases of taxation can change. These paragraphs summarise certain limited aspects of the UK taxation treatment of the acceptance of the Offer, and they relate only to the position of individual and corporate Wembley Shareholders who hold their Wembley Shares beneficially as an investment, otherwise than under a personal equity plan or an individual savings account (**ISA**), and who are resident or ordinarily resident in the UK for taxation purposes (except in so far as express reference is made to the treatment of non-UK residents). **If you are in any doubt as to your taxation position or if you are**

subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

(a) *UK taxation on chargeable gains – cash*

To the extent that a Wembley Shareholder receives cash under the Offer (other than pursuant to the LPR Entitlement, as to which see below), this will constitute a disposal or part-disposal of a Wembley Shareholder's Wembley Shares for the purposes of UK taxation on chargeable gains. Such a disposal or part-disposal may, depending on the Wembley Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation on chargeable gains.

(i) Corporation tax payers

In the case of a Wembley Shareholder which is within the charge to UK corporation tax on a disposal of its Wembley Shares for cash, such Wembley Shareholder should be entitled to an indexation allowance.

(ii) Other UK taxpayers

The indexation allowance is only available to other UK taxpayers (not being corporation tax payers) for periods of ownership before April, 1998. "Taper relief" may be available to reduce the amount of the gains subject to tax by reference to the Wembley Shareholder's period of ownership after 5th April, 1998.

(b) *UK taxation on chargeable gains – LPR Loan Notes and LPR Cash Alternative*

Deferred Proceeds

Wembley Shareholders will receive any LPR Entitlements in the form of LPR Loan Notes, unless they are a Restricted Person or they elect for the LPR Cash Alternative.

LPR Loan Notes

A Wembley Shareholder who, alone or together with persons connected with him or her, holds no more than 5 per cent. of the shares in Wembley and whose LPR Entitlement is satisfied by LPR Loan Notes should be treated in the following way. **Provided such a shareholder makes an election pursuant to section 138A of the Taxation of Chargeable Gains Act 1992** (a **section 138A election**), no disposal will occur for the purposes of UK taxation of chargeable gains at the time of the receipt of the LPR Entitlement, or on the issue of any LPR Loan Notes.

For an individual or other non-corporate Wembley Shareholder, the LPR Loan Notes should not constitute qualifying corporate bonds. The LPR Entitlement, and subsequently the LPR Loan Notes, should (provided a section 138A election is made) be treated as the same asset and as having been acquired at the same time as the appropriate proportion of the Wembley Shares they replace. On a subsequent disposal of the LPR Entitlement or of all or any of the LPR Loan Notes (including on redemption) a liability to UK taxation on chargeable gains may arise depending on individual circumstances.

For a Wembley Shareholder within the charge to corporation tax, the treatment will be as described above in relation to non-corporate holders, save that the LPR Loan Notes will be qualifying corporate bonds for the purposes of UK taxation of chargeable gains. As a result, any gain or loss that would otherwise have arisen on a disposal of the LPR Entitlement at the time of receipt of the LPR Loan Notes will be "held over" into the LPR Loan Notes and crystallise on their subsequent disposal (including on redemption). Furthermore, no indexation allowance will be available for the period of ownership of the LPR Loan Notes and, except to the extent that any gain or loss was "held over" into the LPR Loan Notes, no chargeable gain or allowable loss will arise on a disposal of the LPR Loan Notes.

A Wembley Shareholder who, alone or together with persons connected with him or her, holds more than 5 per cent. of the shares in Wembley, will be eligible for the treatment described in the preceding paragraphs only if the issue of the LPR Entitlement in exchange for Wembley Shares and any subsequent issue of LPR Loan Notes is effected for *bona fide* commercial reasons and not for tax avoidance purposes. Such Wembley Shareholders are advised that an application for clearance will be made under section 138 of the Taxation of Chargeable Gains Act 1992 seeking confirmation that the Inland Revenue is satisfied as to these matters.

If a section 138A election is not made then, subject to what is said below, an immediate part disposal of Wembley Shares (for a consideration equal to the market value of the LPR Entitlement), will occur for the purposes of UK taxation of chargeable gains and a liability to tax may therefore arise at the time the Offer becomes unconditional. A further disposal (being a disposal of the LPR Entitlement) would then also occur on receipt of any LPR Loan Notes, for a consideration equal to the value of the LPR Loan Notes. If a Wembley Shareholder is in any doubt as to what action to take, he or she should consult an appropriate independent professional adviser. Wembley Shareholders are advised that a section 138A election must be made by way of a notice to the Inland Revenue. In the case of individual Wembley Shareholders such election must be made by the first anniversary of 31st January immediately after the end of the tax year in which the Offer becomes unconditional. This date is expected to be 31st January, 2007. Corporate Wembley Shareholders must make the election within the period of two years from the end of the accounting period in which the Offer becomes unconditional.

LPR Cash Alternative

To the extent that a Wembley Shareholder elects that his or her LPR Entitlements should be satisfied in cash, or is otherwise to receive cash by virtue of being a Restricted Person, he or she will be treated, for the purposes of UK taxation of chargeable gains, as making a part disposal of his or her Wembley Shares at the time the Offer becomes unconditional, for a consideration equal to the market value of his or her LPR Entitlement. **A liability to tax may therefore arise at that time.**

A further disposal (being a disposal of the LPR Entitlements) would occur on receipt of any cash pursuant to the LPR Entitlements, for a consideration equal to the cash received. The allowable original cost of the LPR Entitlement would be determined by reference to the market value of the LPR Entitlements when received at the time the Offer becomes unconditional.

(c) *Other direct tax matters*

Special tax provisions may apply to Wembley Shareholders who have acquired or acquire their Wembley Shares by exercising options under the Wembley Share Option Schemes, including provisions imposing a charge to income tax.

(d) *Stamp duty and stamp duty reserve tax (**SDRT**)*

No stamp duty or SDRT will be payable by Wembley Shareholders as a result of accepting the Offer.

(e) *Interest on the LPR Loan Notes*

The gross amount of the interest will form part of the recipient's income for the purposes of United Kingdom income tax or corporation tax.

A disposal of LPR Loan Notes may give rise to a tax liability for Wembley Shareholders on an amount representing interest accrued on the LPR Loan Notes at the date of disposal.

B. **United States federal income taxation**

The following summary describes certain US federal income tax consequences of accepting the Offer. This summary addresses only US federal income tax considerations of Wembley Shareholders that hold Wembley Shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to accept the Offer. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that hold Wembley Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for US federal income tax purposes; (f) persons that have a "functional currency" other than the US dollar; (g) persons that own (or are deemed to own) 10 per cent. or more (by voting power) of Wembley's share capital; (h) regulated investment companies; and (i) persons who hold Wembley Shares through partnerships or other pass-through entities. This summary does not address alternative minimum tax consequences or any state and local tax consequences. Further, this summary does not address any tax consequences applicable to holders of equity interests in a holder of Wembley Shares.

This summary is based on the Internal Revenue Code of 1986, as amended (the **Code**), US Treasury regulations and judicial and administrative interpretations thereof, in each case, as in effect and available on the date of this document. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary of US federal income tax consequences, set out below, is for informational purposes only. Each Wembley Shareholder should consult its own tax advisor with respect to the US federal, estate, state, local, gift and other tax consequences of accepting the Offer.

For purposes of this summary a **US Holder** is a beneficial owner of Wembley Shares that is, for US federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a United States person. If a partnership holds Wembley Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Wembley Shares should consult its own tax advisor. A **Non-US Holder** is a beneficial owner of Wembley Shares that is not a US Holder.

Further, the following analysis assumes that Wembley is not a "passive foreign investment company", as that term is defined in Section 1297 of the Code or a "foreign personal holding company", as that term is defined in Section 552 of the Code.

Finally, the analysis below is based on the understanding that no "US shareholders", as that term is defined in Section 951(b) of the Code, own, either directly or through attribution, in the aggregate more than 50 per cent. of the vote or value of Wembley, which would cause Wembley to be a "controlled foreign corporation" as that term is defined by Section 957(a) of the Code.

(a) *Exchange of Wembley Shares pursuant to the Offer*

The receipt of consideration in exchange for Wembley Shares pursuant to the Offer will be taxable as a sale or exchange for US federal income tax purposes. Accordingly, a US Holder will generally recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's tax basis in such Wembley Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts or estates) if the Wembley Shares were held for more than one year. Any such gain or loss would generally be treated as gain or loss from sources within the United States. The deductibility of

capital losses is subject to significant limitations. If the value of the LPR Entitlements cannot reasonably be ascertained at the time of the Offer becoming or being declared unconditional in all respects, it is possible that the full amount realised by US Holders will not be known until such value can be ascertained. This may cause the recognition of some portion of gain or loss to be deferred under the "open transaction" doctrine. US Holders should consult their own tax advisors as to the availability of the "open transaction" doctrine and the timing of the recognition of gain or loss thereunder.

A US Holder's initial tax basis in the Wembley Shares will generally be the United States dollar value of the pound sterling denominated purchase price determined on the date of purchase. A cash basis US Holder, or, if it elects, an accrual basis US Holder, will determine the dollar value of the cost of such Wembley Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

A US Holder that receives pounds sterling pursuant to the Offer will realise an amount equal to the US dollar value of the pounds sterling on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the pounds sterling on the settlement date). If a US Holder receives pounds sterling upon a sale or exchange of Wembley Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such pounds sterling will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such pounds sterling are converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognise any gain or loss on such conversion.

In addition, the LPR Entitlements paid by BLB Acquisition may partially be characterised as interest for US federal income tax purposes. The fair market value of the LPR Entitlements to be paid to a Wembley Shareholder in the future, minus the present value of such LPR Entitlements to be paid in the future (discounted at the applicable federal rate to the date the Wembley Shares were exchanged) may be treated as interest. The payment of such amount treated as interest to Non-US Holders may be subject to US withholding tax unless the Non-US Holder can establish its entitlement to an exemption from such withholding tax under the "portfolio interest exemption" or under an income tax treaty. The income tax treaty between the United Kingdom and the United States exempts interest payments from US withholding taxes. US Holders must include the amount treated as interest as ordinary income for US federal income tax purposes.

Subject to the discussion below under "*Backup Withholding and Information Reporting*", and subject to the discussion above with respect to the possibility that a portion of the gain would be recharacterised as interest, a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of Wembley Shares unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States, (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (c) Wembley is treated as a "US Real Property Holding Corporation" (**USRPHC**) as that term is defined by Section 897 of the Code. In this regard, Wembley would generally be treated as a USRPHC if the fair market value of each of its US real property interests equals or exceeds 50 per cent. of the fair market value of the sum of: (i) its US real property interests; (ii) its interests in real property located outside the United States; and (iii) any other of its assets which are used or held for use in a trade or business.

(b) *Payments under the LPR Loan Notes to Non-US Holders*

Subject to the discussion below under the heading "Backup Withholding and Information Reporting", payments of principal of, and interest on, any LPR Loan Note to a Non-US Holder, should not be subject to any US withholding tax provided that the beneficial owner of the LPR Loan Note provides certification completed in compliance with applicable statutory and regulatory requirements or an exemption is otherwise established. If, on the date the LPR

Loan Notes are issued, the applicable federal rate for US tax purposes is above LIBOR minus 0.5 per cent, an amount of principal may be characterised as interest for US tax purposes and may be subject to US withholding tax unless the Non-US Holder can establish its entitlement to an exemption from such withholding tax under the "portfolio interest exemption" or under an income tax treaty.

Subject to the discussion below under "Backup Withholding and Information Reporting", a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realised on the sale, exchange or retirement of an LPR Loan Note, unless (a) that gain is effectively connected with the conduct by that non-US Holder of a trade or business within the United States, or (b) in the case of any gain realised by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met.

(c) *Backup Withholding and Information Reporting*

Backup withholding and information reporting requirements may apply to certain payments to US Holders of proceeds of a sale or exchange of a Wembley Share. BLB Investors, its agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding if the US Holder fails (a) to furnish the US Holder's taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their Wembley Shares through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

Wembley Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

17. Overseas Shareholders

The attention of Wembley Shareholders who are citizens or residents of jurisdictions outside the United Kingdom or the United States or who are holding shares for such citizens or residents and any person (including, without limitation, any nominee, custodian or trustee) who may have an obligation to forward any document in connection with the Offer outside the United Kingdom or the United States is drawn to paragraph 6 of Part B and to Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance, which they should read before taking any action.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan. Accordingly, any accepting Wembley Shareholder who is unable to give the warranties set out in paragraph (c) of Part C of Appendix I to this document may be deemed not to have validly accepted the Offer.

The availability of the Offer to persons not resident in, or solely subject to the jurisdiction of, the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt you should consult your professional adviser in the relevant jurisdiction without delay.

18. Procedure for accepting the Offer

This section should be read in conjunction with the Form of Acceptance and Parts B and C of Appendix I to this document. The instructions on the Form of Acceptance are deemed to be part of the terms of the Offer.

(a) *Completion of Form of Acceptance*

You should note that if you hold Wembley Shares in both certificated and uncertificated form (that is, in CREST) you should complete a separate Form of Acceptance for each holding. In addition, you should complete separate Forms of Acceptance for Wembley Shares held in uncertificated form, but under different member account IDs, and for Wembley Shares held in certificated form but under different designations. If you have any queries as to how to complete the Form of Acceptance, please telephone Capita IRG Plc on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours. Additional Forms of Acceptance are available from Capita IRG Plc upon request.

(b) (i) *To accept the Offer in respect of all your Wembley Shares*

To accept the Offer in respect of all your Wembley Shares, you must complete Boxes 1 and 2 (and, if your Wembley Shares are in CREST, Box 6) of the enclosed Form of Acceptance. If appropriate, you should also complete Boxes 5 and/or 7. In all cases, you must sign Box 4 of the enclosed Form of Acceptance **in the presence of an independent witness, who should also sign in accordance with the instructions printed on the Form of Acceptance.**

(ii) *To accept the Offer in respect of less than all your Wembley Shares*

To accept the Offer in respect of less than all your Wembley Shares, you must insert in Box 1 on the enclosed Form of Acceptance such lesser number of Wembley Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Wembley Shares. **If you do not insert a number in Box 1 of the Form of Acceptance or if you insert in Box 1 a number which is greater than the number of Wembley Shares than you hold and you have signed Box 4, your acceptance will be deemed to be in respect of all the Wembley Shares held by you.**

(iii) *To elect for the LPR Cash Alternative*

Unless you are a Restricted Person (in which case you will receive your LPR Entitlement in cash), you can elect, when accepting the Offer, to receive any LPR Entitlement in cash under the LPR Cash Alternative instead of LPR Loan Notes. To elect for the LPR Cash Alternative in respect of all of your Wembley Shares, you must complete Boxes 1, 2 and 3 and, if appropriate, Boxes 5, 6 and 7 of the Form of Acceptance. You must also sign Box 4 of the Form of Acceptance as described above.

(c) *Return of Form of Acceptance*

To accept the Offer, the completed, signed and witnessed Form of Acceptance should be returned, whether or not your Wembley Shares are held in CREST. The completed Form of Acceptance should be returned by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH together (if your Wembley Shares are in certificated form, subject to paragraph (d) below) with the relevant share certificate(s) and/or other document(s) of title as soon as possible, but in any event so as to be received by not later than 3.00 p.m. (London time) on 22nd May, 2004. A reply-paid envelope for use in the UK only is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of BLB Acquisition.

Any Form of Acceptance received in an envelope post-marked in Australia, Canada or Japan, or otherwise appearing to BLB Acquisition or its agents to have been sent from any of these jurisdictions may be rejected as an invalid acceptance of the Offer. For further information on Overseas Shareholders, see paragraph 17 above.

(d) *Documents of title*

If your Wembley Shares are in certificated form, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificates(s) and/or other document(s) of title. If for any reason the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and return the Form of Acceptance as stated above so as to be received by Capita IRG Plc at the address referred to in paragraph (c) above as soon as possible, but in any event by not later than 3.00 p.m. (London time) on 22nd May, 2004. You should send with the Form of Acceptance any share certificates(s) and/or other document(s) of title which you may have available, accompanied by a letter stating that the remaining documents will follow as soon as possible or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible. If you have lost your share certificate(s) and/or other document(s) of title, you should write as soon as possible to Wembley's registrars, Computershare Investor Services PLC at P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH requesting a letter of indemnity for the lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned by post or by hand to Capita IRG Plc at the address given in paragraph (c) above.

(e) *Additional procedures for Wembley Shares in uncertificated form (that is, in CREST)*

If your Wembley Shares are in uncertificated forms, you should insert in Box 6 of the enclosed Form of Acceptance the participant ID and member account ID under which such shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, you should take (or procure to be taken) the action set out below to transfer the Wembley Shares in respect of which you wish to accept the Offer to an escrow balance (that is, send a TTE instruction) specifying Capita IRG Plc (in its capacity as a CREST participant under its participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to an escrow balance settles no later than 3.00 p.m. (London time) on 22nd May, 2004.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Wembley Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Wembley Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

- the number of Wembley Shares to be transferred to an escrow balance;
- your member account ID; this must be the same member account ID as the member account ID that is inserted in Box 6 of the Form of Acceptance;
- your participant ID; this must be the same participant ID as the participant ID that is inserted in Box 6 of the Form of Acceptance;
- the participant ID of the Escrow Agent (namely Capita IRG Plc, in its capacity as a CREST escrow agent); this is RA10;

- the member account ID of the Escrow Agent; for the purposes of the Offer, this is WEMBLEY;
- the Form of Acceptance reference number; this is the reference number that appears next to Box 6 on page 3 of the Form of Acceptance; this reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Capita IRG Plc to match the transfer to escrow to your Form of Acceptance; **you should keep a separate record of this reference number for future reference;**
- the intended settlement date; this should be as soon as possible and in any event no later than 3.00 p.m. (London time) on 22nd May, 2004;
- the corporate action number for the Offer; this is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- the corporate action ISIN number; this is GB000948251; and
- the standard TTE delivery instructions with a priority of 80.

After settlement of the TTE instruction, you will not be able to access the Wembley Shares concerned in CREST for any transaction or charging purposes (subject to the provisions of paragraph 3 of Part B of Appendix I to this document) unless the Offer lapses. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Wembley Shares concerned to itself in accordance with paragraph f of Part C of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to an escrow balance.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE instruction, BLB Acquisition may treat any amount of Wembley Shares transferred to an escrow balance in favour of the Escrow Agent specified above from the participant ID and member account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same participant ID and member account ID (up to the amount of Wembley Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Wembley Shares to settle prior to 3.00 p.m. (London time) on 22nd May, 2004. In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

BLB Acquisition will make an appropriate announcement if any of the details contained in this paragraph (e) alter for any reason.

(f) *Deposits of Wembley Shares into, and withdrawals of Wembley Shares from CREST*

Normal CREST procedures (including timings) apply in relation to any Wembley Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Wembley Shares or otherwise). Holders of Wembley Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Wembley Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 3.00 p.m. (London time) on 22nd May, 2004.

(g) *Validity of acceptances*

Without prejudice to Parts B and C of Appendix I to this document, BLB Acquisition reserves the right, subject to the terms of the Offer and the City Code, to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, no payment of cash under the Offer will be made until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to BLB Acquisition or its agents have been received.

If you are in any doubt as to the procedure for acceptance, please contact Capita IRG Plc by telephone on 0870 162 3100 (or +44 20 8639 2157, if telephoning from outside the UK) during normal business hours or at the address stated in paragraph (c) above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

(h) *US Holders of Wembley Shares*

US Holders of Wembley Shares should properly complete the Substitute Form W-9 accompanying the Form of Acceptance printed on blue paper and sent to holders of Wembley Shares with addresses in the United States, including furnishing a taxpayer identification number. Any US Holder of Wembley Shares who does not provide a correct taxpayer identification number may be subject to a US$50 penalty by the US Internal Revenue Service and the cash payments that are made to such holder with respect to the tendered Wembley Shares may be subject to backup withholding. If you are a US Holder and have not received a Substitute Form W-9, you may obtain one by contacting Capita IRG Plc as detailed in the Form of Acceptance.

19. Settlement

The settlement procedure with respect to the Offer will comply with the rules of the City Code.

Subject to the Offer becoming or being declared unconditional in all respects (and except as provided in paragraph 6 of Part B of Appendix I to this document in the case of certain Overseas Shareholders), settlement of the consideration to which any Wembley Shareholder (or the first named shareholder in the case of joint holders) is entitled under the Offer will be effected: (i) in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; and (ii) in the case of acceptances received, complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of such receipt, and in either case in the following manner:

(a) *Wembley Shares in uncertificated form (that is, in CREST)*

Where an acceptance relates to Wembley Shares in uncertificated form, settlement of any cash consideration to which the accepting Wembley Shareholder is entitled will be posted or despatched by means of CREST by BLB Acquisition procuring the creation of an assured payment obligation in favour of the accepting Wembley Shareholder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements.

BLB Acquisition reserves the right to settle all or any part of the consideration referred to in this paragraph (a), for all or any accepting Wembley Shareholders, in the manner referred to in paragraph (b) below, if, for any reason, it wishes to do so.

(b) *Wembley Shares in certificated form*

Where an acceptance relates to Wembley Shares in certificated form, settlement of any cash due will be despatched (but not in or into Australia, Canada or Japan) by first class post (or by

such other method as may be approved by the Panel). All such cash payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank.

If the Offer does not become and/or is not declared unconditional in all respects (i) share certificates and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address (outside Australia, Canada or Japan) is set out in Box 2, or, if appropriate, Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his or her registered address (outside Australia, Canada or Japan) and (ii) in the case of Wembley Shares in uncertificated form, the Escrow Agent will, immediately after the lapsing of the Offer (or within such longer period not exceeding 14 days after the lapsing of the Offer as the Panel may approve), give the instructions to CRESTCo to transfer all Wembley Shares held in escrow balances in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Wembley Shareholders concerned.

All communications, notices, certificates, documents of title and remittances sent by or to Wembley Shareholders or their appointed agents will be delivered by, or sent to or from, them; or their appointed agents, at their own risk.

20. Further information

Your attention is drawn to the further information relating to the Offer set out in Appendices I to V to this document and in the Form of Acceptance.

21. Action to be taken

To accept the Offer, you must complete the enclosed Form of Acceptance (whether or not your Wembley Shares are held in CREST) in accordance with the instructions printed thereon and return it (together with your share certificate and other document(s) of title if your Wembley Shares are in certificated form) by post or by hand (during normal business hours) to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH as soon as possible but, in any event so as to be received by no later than 3.00 p.m. (London time) on 22nd May, 2004.

Yours faithfully,
for and on behalf of
JPMorgan

Murray Orr
Managing Director

Edward Banks
Managing Director

APPENDIX I

Conditions and further terms of the Offer

PART A: CONDITIONS OF THE OFFER

The Offer is subject to the following conditions:

(a) valid acceptances of the Offer being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on 22nd May, 2004 (the **First Closing Date**) or such later time(s) and/or date(s) as BLB Acquisition may, subject to the rules of the City Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as BLB Acquisition may decide) of the Wembley Shares to which the Offer relates, provided that this condition will not be satisfied unless BLB Acquisition and/or its holding company and/or any of its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Wembley Shares carrying, in aggregate, more than 50 per cent. of the voting rights normally exercisable at a general meeting of Wembley including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wembley Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

(i) Wembley Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

(ii) the expression **Wembley Shares to which the Offer relates** shall be construed in accordance with sections 428 to 430F of the Companies Act;

(b) it being established, in terms satisfactory to BLB Acquisition (acting reasonably), that the Offer, or any aspect thereof, will not be referred to the Competition Commission provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the **Merger Regulation**) and is accepted by the European Commission, then this paragraph (b) shall only be satisfied if:

(i) it is established, in terms satisfactory to BLB Acquisition (acting reasonably), that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Merger Regulation; and

(ii) to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition of Wembley by BLB Acquisition, it is established, in terms satisfactory to BLB Acquisition (acting reasonably), that the proposed acquisition of Wembley by BLB Acquisition, or any matter arising from that acquisition, will not be referred to the Competition Commission;

(c) in relation to the Lincoln Park Business:

(i) the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed, on terms reasonably satisfactory to BLB Acquisition and Wembley, that, upon the Offer becoming or being declared unconditional in all respects, all material licences and other operating authorities (however denominated) necessary for the operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley; and

(ii) completion of the Lincoln Park Reorganisation save for any step thereof which is itself conditional upon the Offer becoming or being declared unconditional in all respects;

(d) no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a **Relevant Authority**) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Offer, its implementation or the acquisition or the proposed acquisition of any Wembley Shares in, or control of, Wembley by any member of the BLB Investors Group void, unenforceable or illegal or directly or indirectly prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer, its implementation or the acquisition of any shares in, or control of, Wembley by any member of the BLB Investors Group;

(ii) result in a delay in the ability of BLB Acquisition or any member of the BLB Investors Group, or render BLB Acquisition or any member of the BLB Investors Group unable, to acquire all of the Wembley Shares or require a divestiture by BLB Acquisition or any member of the BLB Investors Group of any Wembley Shares;

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the BLB Investors Group or any member of the Wembley Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties to an extent which is material in the context of the Wembley Group taken as a whole or the BLB Investors Group taken as a whole (as the case may be);

(iv) impose any material limitation on, or result in any material delay in, the ability of any member of the BLB Investors Group to acquire or hold Wembley Shares or other securities (or the equivalent) in any member of the Wembley Group or to exercise effectively, directly or indirectly, all or any rights of ownership of Wembley Shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wembley Group;

(v) result in any member of the Wembley Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the BLB Investors Group taken as a whole;

(vi) require any member of the BLB Investors Group or of the Wembley Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wembley Group or any member of the BLB Investors Group owned by any third party (other than in the implementation of the Offer);

(vii) impose any material limitation on the ability of any member of the BLB Investors Group or the Wembley Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the BLB Investors Group and/or the Wembley Group; or

(viii) otherwise adversely affect the business, assets, financial or trading position or profits of any member of the BLB Investors Group or of the Wembley Group in a manner which is adverse to and material in the context of the BLB Investors Group taken as a whole or the Wembley Group taken as a whole (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(e) all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (**authorisations**) necessary or appropriate in any jurisdiction for, in respect of, or resulting from, the Offer, its implementation or the proposed acquisition by BLB Acquisition or any member of the BLB Investors Group of any shares in Wembley or control of Wembley (or any member of the Wembley Group) being obtained in terms and in a form reasonably satisfactory to BLB Acquisition from appropriate Relevant Authorities or from any persons or bodies with whom any member of the BLB Investors Group or the Wembley Group has entered into contractual arrangements and such authorisations, together with all authorisations necessary or appropriate for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made in each case where the consequences of such revocation, suspension, restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

(f) save as fairly disclosed in writing by or on behalf of Wembley to BLB Investors, or as publicly announced to a Regulatory Information Service by or on behalf of Wembley, in each such case prior to 20th April, 2004, there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the Offer, its implementation or the acquisition or proposed acquisition by BLB Acquisition of any shares in, or change in the control or management of, Wembley or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the Wembley Group taken as a whole:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member being or becoming repayable or being capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

(iv) the interest or business of any such member in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member or its financial or trading position or profits being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wembley Group is a party or by or to

which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f);

(g) since 31st December, 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 20th April, 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 20th April, 2004), no member of the Wembley Group having:

(i) save as between Wembley and its wholly-owned subsidiaries prior to 20th April, 2004 or upon the exercise of rights to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

(iii) save for transactions between Wembley and its wholly-owned subsidiaries, implemented or authorised any merger or demerger or acquired or disposed of or, other than in the ordinary course of business, transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv) implemented or authorised any reconstruction, amalgamation or scheme of arrangement;

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) (save as between Wembley and its wholly-owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment, agreement, proposal or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of trading or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wembley Group (taken as a whole) or which is or is likely to be restrictive on the business of any member of the Wembley Group or the BLB Investors Group to an extent which is material in the context of the Wembley Group or the BLB Investors Group (as appropriate) taken as a whole;

(viii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(ix) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(x) waived, compromised or settled any claim otherwise than in the ordinary course of trading;

(xi) entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

(xii) made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

(xiii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xii) of this paragraph (g);

(h) since 31st December, 2003 (except as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 20th April, 2004 or as fairly disclosed in writing by or on behalf of Wembley to BLB Investors prior to 20th April, 2004):

(i) no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wembley Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group which, in any such case, might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group (taken as a whole); and

(iii) no contingent or other liability having arisen which would or might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(i) except as fairly disclosed to BLB Investors in writing by or on behalf of Wembley prior to 20th April, 2004, BLB Acquisition not having discovered that:

(i) any financial, business or other information concerning the Wembley Group publicly disclosed at any time by or on behalf of any member of the Wembley Group which is material in the context of the Offer is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii) any member of the Wembley Group is subject to any liability, contingent or otherwise, which should have been but is not disclosed in the annual report and accounts of Wembley for the year ended 31st December, 2003 and which is material in the context of the Wembley Group (taken as a whole);

(iii) in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, no past or present member of the Wembley Group having (i) committed any material violation of any laws, statutes, ordinances or regulations of any Relevant Authority and/or (ii) incurred any material liability (whether actual or contingent) with respect thereto; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned,

occupied, operated or made use of or controlled by any past or present member of the Wembley Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case, to an extent which is material in the context of the Wembley Group (taken as a whole).

If BLB Acquisition is required by the Panel to make an offer for Wembley Shares under the provisions of Rule 9 of the City Code, then BLB Acquisition may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

BLB Investors acknowledges and agrees that anything that arises in the Lincoln Park Litigation or any action effected to implement the Lincoln Park Reorganisation, which would otherwise give BLB Acquisition the right to invoke a condition set out in this Appendix I (other than condition (c)(i)), shall not give rise to any such right.

As part of the financing arrangements with Deutsche Bank and JPMorgan Chase, members of the BLB Investors Group who are parties to those arrangements have agreed that none of the conditions of the Offer will be waived (unless BLB Acquisition is required to do so by the Panel) without the prior written consent of Deutsche Bank and JPMorgan Chase.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.

BLB Acquisition reserves the right at its absolute discretion to waive all or any of conditions (b) to (i) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by BLB Acquisition to have been satisfied or to remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as BLB Acquisition may, with the consent of the Panel, decide). BLB Acquisition shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (i) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

Unless the Panel otherwise consents, the Offer will lapse if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the Merger Regulation, the Offer, or any aspect of it, is then referred to the Competition Commission.

PART B: FURTHER TERMS OF THE OFFER

Except where the context requires otherwise, any reference in Parts B and C of this Appendix I and in the Form of Acceptance to:

(a) the **Offer** will include any revision, variation or extension thereof;

(b) the **Offer becoming unconditional** will include the Offer becoming or being declared unconditional;

(c) the Offer being or becoming or being declared **unconditional** will be construed as the Offer becoming or being declared unconditional as to acceptances whether or not any other condition of the Offer remains to be fulfilled;

(d) the **acceptance condition** means the condition as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances will be construed accordingly; and

(e) the **Offer Document** will mean this document and any other document containing the Offer.

The following further terms apply, unless the context requires otherwise, to the Offer.

1. Acceptance Period

(a) The Offer will be open for acceptance until 3.00 p.m. (London time) on 22nd May, 2004.

(b) Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 calendar days (or such other period as may be permitted by the Panel) following the date written notice of the revision is despatched to Wembley Shareholders. Except with the consent of the Panel, no revision of the Offer may be made or posted to Wembley Shareholders after 16th June, 2004 or, if later, the date 14 calendar days before the last date on which the Offer can become unconditional.

(c) The Offer, whether revised or not, will not (except with the consent of the Panel) be capable of becoming unconditional after midnight (London time) on 30th June, 2004 (or any other time and/or date beyond which BLB Acquisition has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement), nor of being kept open for acceptances after that time and/or date unless the Offer has previously become unconditional, provided that BLB Acquisition reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, BLB Acquisition may not, for the purposes of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Wembley Shares made after 1.00 p.m. (London time) on 30th June, 2004 (or any other time(s) and/or date(s) beyond which BLB Acquisition has stated that the Offer will not be extended (and has not, where permitted, withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as BLB Acquisition, with the permission of the Panel, may determine.

(d) If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 calendar days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated by or on behalf of BLB Investors that the Offer will remain open until further notice, then not less than 14 calendar days' notice in writing will be given prior to the closing of the Offer by or on behalf of BLB Acquisition to those Wembley Shareholders who have not accepted the Offer prior to closing of the Offer.

(e) If a competitive situation arises (as determined by the Panel) after BLB Acquisition has made a "no extension" statement and/or a "no increase" statement (as referred to in the City Code) in connection with the Offer, BLB Acquisition may, if it specifically reserves the right to do so at the time such statement is made (or otherwise with the consent of the Panel), choose not to be

bound by or withdraw such statement and be free to revise and/or extend the Offer provided it complies with the requirements of the City Code and in particular that:

(i) it announces the withdrawal as soon as possible and in any event within four business days of the date of the firm announcement of the competing offer or other competitive situation;

(ii) it notifies Wembley Shareholders to that effect in writing at the earliest opportunity or, in the case of Wembley Shareholders with registered addresses outside the United Kingdom or whom BLB Acquisition knows to be nominees, custodians or trustees holding Wembley Shares for such persons, by announcement in the United Kingdom at the earliest opportunity; and

(iii) any Wembley Shareholder who accepted the Offer after the date of the "no extension" and/or "no increase" statement is given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

BLB Acquisition may choose not to be bound by a "no increase" or "no extension" statement if, having reserved the right to do so, it posts an increased or improved offer (either as to the value or form of the consideration or otherwise) which is recommended for acceptance by the Wembley Directors, or in other circumstances permitted by the Panel.

(f) For the purposes of determining whether the acceptance condition has been satisfied, BLB Acquisition will not be bound (unless otherwise required by the Panel) to take into account any Wembley Shares which have been issued or unconditionally allotted or which arise as the result of the exercise of subscription or conversion rights before that determination takes place unless written notice containing relevant details of the allotment, issue, subscription or conversion has been received from Wembley or its agents before that time by BLB Acquisition or Capita IRG Plc on behalf of BLB Acquisition at the address specified in paragraph 3(a) of this Part B. Notification by telex or facsimile or other electronic transmissions or copies will not be sufficient.

2. Announcements

(a) Without prejudice to paragraph 3(a) below, by 8.00 a.m. (London time) on the business day (the **relevant day**) following the day on which the Offer is due to expire, or becomes unconditional, or is revised or is extended, as the case may be (or such later time or date as the Panel may agree), BLB Acquisition will make an appropriate announcement and simultaneously inform a Regulatory Information Service of the position. Such announcement will also state (unless otherwise permitted by the Panel) the total number of Wembley Shares and rights over Wembley Shares (as nearly as practicable):

(i) for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert (for the purposes of the City Code and in relation to the Offer) with BLB Acquisition);

(ii) acquired or agreed to be acquired by or on behalf of BLB Acquisition or any person acting or deemed to be in concert with BLB Acquisition during the Offer Period; and

(iii) held by or on behalf of BLB Acquisition or any person deemed to be acting in concert with BLB Acquisition prior to the Offer Period,

and will specify the percentage of Wembley's share capital represented by each of these figures. Any decision to extend the time and/or date by which the acceptance condition has to be satisfied may be made at any time up to, and will be announced by not later than, 8.00 a.m. (London Time) in the UK on the relevant day (or such later time and/or date as the Panel may agree). The announcement will also state the next expiry time and date unless the Offer is unconditional, in which case it may instead state that the Offer will remain open until further notice. In computing the number of Wembley Shares represented by acceptances and

purchases, there may be included or excluded for announcement purposes, subject to paragraph 7(e) below, acceptances and purchases not in all respects in order or subject to verification.

(b) In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of BLB Acquisition include the release of an announcement by public relations consultants or by JPMorgan on behalf of BLB Acquisition to the press and the delivery by hand or telephone, telex or facsimile transmission or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service will be notified simultaneously to a Regulatory Information Service (unless the Panel otherwise agrees).

(c) Without limiting the manner in which BLB Acquisition may choose to make any public statement and subject to BLB Acquisition's obligations under applicable law and the City Code, BLB Acquisition will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a Regulatory Information Service.

3. Rights of withdrawal

(a) If BLB Acquisition, having announced the Offer to be unconditional, fails by 3.30 p.m. (London time) on the relevant day (as defined in paragraph 2(a) of this Part B) (or such later time and/or date as the Panel may agree) to comply with any of the other relevant requirements specified in paragraph 2(a) of this Part B, an accepting Wembley Shareholder may (unless the Panel otherwise agrees) immediately after that time withdraw his acceptance of the Offer by written notice signed by the accepting Wembley Shareholder (or his agent duly appointed in writing and evidence of whose appointment, in a form reasonably satisfactory to BLB Acquisition, is produced with the notice) given by post or by hand to Capita IRG Plc at Corporate Actions, P.O. Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Subject to paragraph 1(c) of this Part B, this right of withdrawal may be terminated not less than eight calendar days after the relevant day by BLB Acquisition confirming, if that be the case, that the Offer is still unconditional and complying with the other relevant requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 calendar days referred to in paragraph 1(d) of this Part B will run from the date of that confirmation and compliance.

(b) If by 3.00 p.m. (London time) on 12th June, 2004 (or such later time and/or date as the Panel may agree) the Offer has not become unconditional, an accepting Wembley Shareholder may withdraw his acceptance at any time thereafter in the manner referred to in paragraph 3(a) above, before the earlier of:

   (i) the time that the Offer becomes unconditional; and

   (ii) the final time for lodgement of acceptances which can be taken into account in accordance with paragraph 1(c) of this Part B.

(c) If a "no extension" and/or "no increase" statement is withdrawn in accordance with paragraph 1(e) of this Part B, any acceptance made by a Wembley Shareholder after the date of that statement may be withdrawn thereafter in the manner referred to in paragraph 3(a) above for a period of eight calendar days following the date on which the notice of the withdrawal of such statement is posted to Wembley Shareholders.

(d) Except as provided by this paragraph 3, acceptances of, and elections under, the Offer will be irrevocable.

(e) In this paragraph 3, **written notice** (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Wembley Shareholder or his/their agent(s) duly appointed in writing (evidence of whose appointment satisfactory to BLB Acquisition is produced with the notice). Telex, email, facsimile or other electronic transmissions or copies will not be sufficient. No notice which is

post-marked in, or otherwise appears to BLB Acquisition or its agents to have been sent from Australia, Canada or Japan will be treated as valid.

4. **The LPR Loan Notes and the LPR Cash Alternative**

(a) The LPR Cash Alternative is conditional upon the Offer becoming or being declared unconditional in all respects and will remain open for as long as the Offer remains open for acceptances.

(b) Subject as stated below, Wembley Shareholders who validly accept the Offer may elect, in respect of the Wembley Shares for which they have accepted the Offer, to receive LPR Entitlements in cash instead of LPR Loan Notes. LPR Loan Notes will be issued on the basis of £1 in nominal value of LPR Loan Notes for every £1 of LPR Entitlement. The LPR Loan Notes will be issued, credited as fully paid, in integral multiples of £1 nominal value. Fractional entitlements will be disregarded.

(c) The LPR Loan Notes are not available to Wembley Shareholders who are Restricted Persons. Such Restricted Persons will be entitled to LPR Entitlements in cash only.

(d) No election for the LPR Cash Alternative will be valid unless both a valid acceptance of the Offer and a valid election for the LPR Cash Alternative, duly complete in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the LPR Cash Alternative closes.

(e) Subject to sub-paragraph (c) above, if any acceptance of the Offer which includes an election for the LPR Cash Alternative is not, or is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the Wembley Shareholder(s) purporting to make such election shall not, for any purpose, be entitled to receive the LPR Cash Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Offer (without the LPR Cash Alternative) for the number of Wembley Shares which are the subject of the acceptance and the Wembley Shareholder(s) will, on the Offer becoming unconditional, receive the LPR Loan Notes due under the Offer.

(f) No application will be made for the LPR Loan Notes to be listed or dealt in on any stock exchange nor will they be transferable except as set out in paragraph 4 of Part II of this document.

5. **Revised Offer**

(a) Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise), and any such revised Offer represents on the date on which the revision is announced (on such basis as JPMorgan may consider appropriate) an improvement (or no diminution) in the value of the consideration of the Offer as so revised compared with the value of the consideration or terms previously offered, or in the overall value received by a Wembley Shareholder (under or in consequence of the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 5(c), 5(d) and 6 of this Part B, be made available to any Wembley Shareholder who has validly accepted the Offer in its original or any previously revised form(s) and who has not validly withdrawn such acceptance (a **Previous Acceptor**). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject to paragraphs 5(c), 5(d) and 6 of this Part B, be deemed to be an acceptance of the Offer as so revised and will also constitute an authority to BLB Acquisition, JPMorgan or any of their respective directors, authorised representatives and agents as his attorney and/or agent (**attorney**):

(i) to accept any such revised Offer on behalf of such Previous Acceptor;

(ii) if such revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept such alternative forms of consideration on his behalf in such proportions as such attorney in his absolute discretion thinks fit; and

(iii) to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections.

In making any such acceptance or making any such election, the attorney will take into account the nature of any previous acceptances and/or elections made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) BLB Acquisition and JPMorgan reserve the right (subject to paragraph 5(a) above) to treat an executed Form of Acceptance relating to the Offer in its original or any previously revised form(s) which is received (or dated) on or after the announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer (and, where applicable, a valid election for the alternative form(s) of consideration). Such acceptance will constitute an authority in the terms of paragraph 5(a) above, *mutatis mutandis*, on behalf of the relevant Wembley Shareholder.

(c) The deemed acceptances referred to in this paragraph 5 shall not apply and the authorities conferred by this paragraph 5 shall not be exercised by BLB Acquisition or JPMorgan or any of their respective directors, authorised representatives and agents if, as a result thereof, the Previous Acceptor would (on such basis as JPMorgan may consider appropriate) thereby receive, under or in consequence of the Offer and/or any alternative pursuant thereto as revised or otherwise, less in aggregate consideration under the revised Offer than he would have received in aggregate consideration as a result of acceptance of the Offer in the form in which it was originally accepted by him or on his behalf, having regard to any previous acceptance or election originally made by him, unless the Previous Acceptor has previously otherwise agreed in writing.

(d) The deemed acceptances referred to in this paragraph 5 will not apply and the authorities conferred by this paragraph will be ineffective in the case of a Previous Acceptor who lodges with Capita IRG Plc in the manner specified in paragraph 3(a) of this Part B, within 14 calendar days of the posting of the document pursuant to which the revision of the Offer is made available to Wembley Shareholders, a Form of Acceptance or some other form issued by or on behalf of BLB Acquisition in which Wembley Shareholder validly elects to receive the consideration receivable by him under such revised Offer in some other manner than that set out in his original acceptance.

6. Overseas Shareholders

(a) The making of the Offer in, or to certain persons who are resident in, or citizens or nationals of, jurisdictions outside the UK or the US or to custodians, nominees of or trustees for such persons, may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or other requisite payments due in that jurisdiction. Any such Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes due in that jurisdiction of whomsoever payable and BLB Acquisition and JPMorgan and any person acting on their behalf shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay. **If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.**

(b) The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Such means or

instrumentalities include, but are not limited to, facsimile transmission, telex, telephone and the internet.

(c) The LPR Loan Notes have not been, and will not be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States; the relevant clearances have not been obtained and will not be obtained from the securities commission or similar authority of any province or territory of Canada; no prospectus in relation to the LPR Loan Notes has been, nor will one be, lodged with or registered by the Australian Securities and Investments Commission; nor have any steps been taken, nor will any steps be taken, to enable the LPR Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is applicable the LPR Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of LPR Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

If, in respect of a Form of Acceptance from any Wembley Shareholder, the holder is unable to make the representations and warranties set out in paragraph (c) of Part C of this Appendix I, BLB Acquisition reserves the right, in its absolute discretion, to treat the holder as having elected for the LPR Cash Alternative.

(d) Copies of this document, the Form of Acceptance and any related offer document(s) are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan including to Wembley Shareholders with registered addresses in these jurisdictions or to persons whom BLB Acquisition knows to be nominees, custodians or trustees holding Wembley Shares for such persons. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from Australia, Canada or Japan or use any such instrumentality for any purpose, directly or indirectly, in connection with the Offer, and doing so may render invalid any related purported acceptance of the Offer. Persons wishing to accept the Offer must not use Canadian, Australian or Japanese mails or any such instrumentality for any purpose directly or indirectly related to acceptance of the Offer. Envelopes containing the Form of Acceptance or other documents relating to the Offer must not be postmarked in Australia, Canada or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside Australia, Canada and Japan for the receipt of the consideration to which they are entitled under the Offer and which is despatched by post pursuant to paragraph (g)(iii) of Part C of this Appendix I or for the return of the Form of Acceptance and (in relation to Wembley Shares in certificated form) any Wembley share certificate(s) and/or other document(s) of title.

(e) Subject as provided below, a Wembley Shareholder will be deemed **not** to have accepted the Offer if:

(i) he puts "YES" in Box 7 of the Form of Acceptance and thereby does not make the representations and warranties set out in paragraph (c) of Part C of this Appendix I;

(ii) he completes Box 5 of the Form of Acceptance with an address in Australia, Canada or Japan or Box 5 is completed with a registered address in Australia, Canada or Japan and in either case he does not insert in Box 2 or 5 of the Form of Acceptance the name and address of a person or agent outside Australia, Canada and Japan to whom he wishes the consideration to which he is entitled under the Offer to be sent, subject to the provisions of this paragraph 6 and applicable laws;

(iii) he inserts in Box 5 of the Form of Acceptance a telephone number in Australia, Canada or Japan for use in the event of queries; or

(iv) a Form of Acceptance received from him is received in an envelope postmarked in, or otherwise appears to BLB Acquisition or its agents to have been sent from Australia, Canada or Japan.

BLB Acquisition reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (c) of Part C of this Appendix I could have been truthfully given by the relevant Wembley Shareholder and, if such investigation is made and as a result BLB Acquisition determines that such representations and warranties could not have been so given, such acceptance shall not be valid.

(f) If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise forwards this document, the Form of Acceptance or any related offer document in, into or from Australia, Canada or Japan or uses the mails or any means or instrumentality (including, without limitation, facsimile transmission, email, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada or Japan in connection with such forwarding, such person should:

(i) inform the recipient of such fact;

(ii) explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii) draw the attention of the recipient to this paragraph 6.

(g) Notwithstanding anything to the contrary contained in this document or the Form of Acceptance, BLB Acquisition and JPMorgan may make the Offer (with or without giving effect to the foregoing paragraphs of this paragraph 6) in Australia, Canada or Japan if requested to do so by or on behalf of that person if the Offer is satisfied, in that particular case, that to do so would not constitute a breach of any securities or other relevant legislation pursuant to an exemption under, or in accordance with, applicable law in Australia, Canada or Japan and in this connection the provisions of paragraph (c) of Part C of this Appendix I will be varied accordingly.

(h) The provisions of this paragraph 6 supersede any terms of the Offer inconsistent with them. The provisions of this paragraph 6 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Wembley Shareholder(s) or on a general basis by BLB Acquisition in its absolute discretion.

7. General

(a) Except with the consent of the Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by BLB Acquisition to be, and continue to be, satisfied by midnight (London time) on 12th June, 2004 or by midnight (London time) on the date which is 21 days after the date on which the Offer becomes unconditional as to acceptances, whichever is the later, or such later date as BLB Acquisition, with the consent of the Panel, may decide.

(b) If the Offer lapses, it will cease to be capable of further acceptance and accepting Wembley Shareholders, BLB Acquisition and JPMorgan will cease to be bound by Forms of Acceptance submitted before the time the Offer lapses.

(c) If sufficient acceptances under the Offer are received and/or sufficient Wembley Shares are otherwise acquired, BLB Acquisition intends to apply the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily any outstanding Wembley Shares to which the Offer relates. Furthermore, BLB Acquisition intends to procure that Wembley applies to the UK Listing Authority for the cancellation of the listing of Wembley Shares on the Official List and to the London Stock Exchange for the cancellation of admission to trading of Wembley

Shares. It is anticipated that the cancellation of Wembley's listing and admission to trading will take effect no earlier than 20 business days after the date on which the Offer becomes or is declared unconditional in all respects.

(d) Except with the consent of the Panel, settlement of the consideration to which any Wembley Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which BLB Acquisition may otherwise be, or claim to be, entitled as against such Wembley Shareholder and will be effected:

(i) in the case of acceptances received, complete in all respects (including the relevant transfer to escrow or (as applicable) receipt of relevant share certificate(s) and/or other documents of title or indemnities satisfactory to BLB Acquisition) by the date on which the Offer becomes or is declared unconditional in all respects, within 14 calendar days of such date; or

(ii) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects, but while it remains open for acceptance, within 14 calendar days of such receipt.

All cash payments (other than payments made by means of CREST) will be made by cheque drawn on a branch of a UK clearing bank. No consideration will be sent to an address in Australia, Canada or Japan.

(e) Notwithstanding the right reserved by BLB Acquisition and JPMorgan to treat a Form of Acceptance as valid (even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other documents of title, or not accompanied by the relevant transfer to escrow), except as otherwise agreed with the Panel:

(i) an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Note 4 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it;

(ii) a purchase of Wembley Shares by BLB Acquisition or its nominee(s) (or, if relevant, any person acting in concert with BLB Acquisition, or its nominee(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Note 5 and, if applicable, Note 6 on Rule 10 of the City Code are satisfied in respect of it; and

(iii) the Offer will not become unconditional unless Capita IRG Plc has issued a certificate to BLB Acquisition and/or JPMorgan or their respective agents stating the number of Wembley Shares in respect of which acceptances have been received which comply with sub-paragraph (i) above and the number of Wembley Shares otherwise acquired, whether before or during the Offer Period, which comply with sub-paragraph (ii) above. JPMorgan will send a copy of such certificate to the Panel and to Wembley's financial advisers as soon as possible after it is issued.

(f) The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated into and form part of the Form of Acceptance.

(g) All references in this document and in the Form of Acceptance to 22nd May, 2004 will (except in the definition of Offer Period and in paragraph 5(a) of this Part B and in paragraph 1(a) of this Part B and where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(h) References in paragraph 6 of this Part B and in Part C of this Appendix I to a Wembley Shareholder will include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance, such paragraphs will apply to them jointly and severally.

(i) Any omission or failure to despatch this document, the Form of Acceptance or any other document relating to the Offer and/or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, will not invalidate the Offer in any way.

(j) BLB Acquisition and JPMorgan reserve the right to treat acceptances of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as set out in this document or the Form of Acceptance.

(k) No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) or other document(s) of title will be given by, or on behalf of, BLB Acquisition. All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, Wembley Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

(l) The Offer extends to persons to whom the Offer is made or should be made to whom this document, the Form of Acceptance or any related documents may not be despatched and such persons may collect copies of these documents from Capita IRG Plc at the address set out in paragraph 3(a) of this Part B.

(m) BLB Acquisition and JPMorgan reserve the right to notify any matter including the making of the Offer to all or any Wembley Shareholders with a registered address outside the United Kingdom, or whom BLB Acquisition knows to be a custodian, trustee or nominee holding Wembley Shares for persons who are citizens, residents or nationals of jurisdictions outside the United Kingdom, by announcement in the United Kingdom, or by paid advertisement in a daily national newspaper published and circulated in the United Kingdom in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references in this document to notice in writing by or on behalf of BLB Acquisition will be construed accordingly.

(n) The Offer is made at 3.00 p.m. on 1st May, 2004 and is capable of acceptance from and after that time. The Offer is being made by means of this document and an advertisement proposed to be published in the London Edition of the *Financial Times* dated 4th May, 2004.

(o) If the Offer does not become unconditional in all respects:

  (i) in respect of Wembley Shares held in certificated form, the Form of Acceptance, share certificates and/or other documents of title will be returned by post (or such other method as may be approved by the Panel) within 14 calendar days of the Offer lapsing to the person or agent whose name and address outside Australia, Canada and Japan is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside Australia, Canada and Japan (no such documents will be sent to an address in Australia, Canada and Japan); and

  (ii) in respect of Wembley Shares held in uncertificated form, Capita IRG Plc will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 calendar days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Wembley Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of Wembley Shareholders concerned.

(p) All powers of attorney, appointments of agents and authorities conferred by this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of Wembley Shareholder concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971 except in the circumstances where the donor of such power of attorney or authority or appointor is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(q) In relation to any acceptance of the Offer in respect of a holding of Wembley Shares which are in uncertificated form, BLB Acquisition reserves the right to make such alterations, additions

or modifications as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided any such alterations, additions or modifications are consistent with the requirements of the City Code or are otherwise made with the consent of the Panel.

(r) Neither BLB Acquisition nor JPMorgan nor any agent or director of JPMorgan, nor any person acting on behalf of any of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

(s) The Offer and all Forms of Acceptance and all acceptances and elections in respect thereof will be governed by and construed in accordance with English law.

PART C: FORM OF ACCEPTANCE

Each Wembley Shareholder by whom, or on whose behalf, any Form of Acceptance is executed irrevocably undertakes, represents, warrants and agrees to and with BLB Acquisition, JPMorgan and Capita IRG Plc (so as to bind him and his personal representatives, heirs, successors and assigns) to the following effect:

(a) that the execution of the Form of Acceptance shall constitute:

  (i) an acceptance of the Offer in respect of the number of Wembley Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance;

  (ii) if a tick is marked in Box 3 of the Form of Acceptance, an election for the LPR Cash Alternative; and

  (iii) an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing,

  in each case on and subject to the terms and conditions set out in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance, election and undertaking shall be irrevocable. If Box 1 is left blank or a number greater than such Wembley Shareholder's registered holding appears in Box 1 or the Form of Acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed, it will be deemed to be an acceptance by such Wembley Shareholder of the basic terms of the Offer in respect of the total number of Wembley Shares registered in his name;

(b) that he is irrevocably and unconditionally entitled to transfer the beneficial and legal interests in Wembley Shares in respect of which the Form of Acceptance is completed and that Wembley Shares in respect of which the Offer is accepted, or is deemed to be accepted, are sold fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive in full all dividends and other distributions, if any, declared, paid or made after the date of this document;

(c) that unless "YES" is inserted or deemed to be inserted in Box 7 of the Form of Acceptance, such Wembley Shareholder:

  (i) has not received or sent copies of this document, the Form of Acceptance or any related offer documents in, into or from Australia, Canada or Japan;

  (ii) has not otherwise utilised in connection with the Offer, directly or indirectly, the use of the mails, or of any means or instrumentality (including, without limitation, facsimile transmission, email, telex, telephone and the internet) of interstate or foreign commerce, or any facilities of a national securities exchange, of Australia, Canada or Japan;

  (iii) was outside Australia, Canada and Japan when the Form of Acceptance was delivered and at the time of accepting the Offer and, in respect of Wembley Shares to which the Form of Acceptance relates, is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within Australia, Canada or Japan;

  (iv) warrants that the Form of Acceptance and any related offer documents have not been mailed or otherwise sent in, into or from Australia, Canada or Japan and such shareholder is accepting the Offer from outside Australia, Canada and Japan;

(d) that, if such Wembley Shareholder is not electing for the LPR Cash Alternative, he is not in the United States, Australia, Canada or Japan nor is he a US Person and he is not accepting the Offer and expecting LPR Loan Notes with a view to the offer, sale or delivery, directly or indirectly, of any such LPR Loan Notes in or into the United States, Australia, Canada or Japan or to, or for the account or benefit of, a US Person and will not hold or acquire any LPR Loan Notes for any other person who he has reason to believe is purchasing for the purpose of that offer, sale or delivery;

(e) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, the irrevocable seperate appointment of BLB Acquisition and/or JPMorgan as such Wembley Shareholder's attorney and/or agent (**attorney**), with an irrevocable instruction to the attorney to:

(i) complete and execute all or any form(s) of transfer and/or renunciation and/or other document(s) in the attorney's discretion in relation to Wembley Shares referred to in paragraph (a)(i) of this Part C in favour of BLB Acquisition or as BLB Acquisition or its agents may direct;

(ii) deliver such form(s) of transfer and/or renunciation and/or other document(s) at the attorney's discretion together with any certificate(s) and/or other document(s) of title relating to such Wembley Shares for registration within six months of the Offer becoming unconditional in all respects; and

(iii) do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance or deemed acceptance of the Offer and to vest in BLB Acquisition or its nominee Wembley Shares as aforesaid;

(f) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes the irrevocable appointment of Capita IRG Plc as such Wembley Shareholder's attorney and/or agent (**attorney**) and an irrevocable instruction and authority to the attorney:

(i) subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, to transfer to Capita IRG Plc (or to such other person or persons as BLB Acquisition or its agents may direct) by means of CREST all or any of the Relevant Wembley Shares (as defined below) (but not exceeding the number of Wembley Shares in respect of which the Offer is accepted or deemed to be accepted); and

(ii) if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 calendar days from the lapsing of the Offer), to transfer all Relevant Wembley Shares to the original available balance of the accepting Wembley Shareholder.

In this paragraph, **Relevant Wembley Shares** means Wembley Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in the letter from JPMorgan contained in Part II of this document and where the transfer(s) to escrow was or were made in respect of Wembley Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE instruction concerned);

(g) that the execution of the Form of Acceptance and its delivery to Capita IRG Plc constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Wembley Shareholder not having validly withdrawn his acceptance, a separate and irrevocable authority and request:

(i) to Wembley or its agents to procure the registration of the transfer of those Wembley Shares in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to BLB Acquisition or as it may direct;

(ii) if the Wembley Shares concerned are in certificated form, or if the proviso to sub-paragraph (iii) below applies to BLB Acquisition or its agents, to procure the despatch by post (or such other method as may be approved by the Panel) of a cheque drawn on a

branch of a UK clearing bank in respect of any cash consideration to which he is entitled under the Offer, at the risk of such Wembley Shareholder, to the person or agent whose name and address (outside Australia, Canada and Japan) is set out in Box 5 of the Form of Acceptance or, if none is set out, to the first-named holder at his registered address (outside Australia, Canada and Japan); and

(iii) if the Wembley Shares concerned are in uncertificated form, to BLB Acquisition and JPMorgan or their respective agents to procure the making of a CREST payment obligation in favour of the Wembley Shareholder's payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which he is entitled under the Offer provided that (aa) BLB Acquisition may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque drawn on a branch of a UK clearing bank despatched by post and (bb) if the Wembley Shareholder concerned is a CREST member whose registered address is in Australia, Canada or Japan, any cash consideration to which such shareholder is entitled shall be paid by cheque drawn on a branch of a UK clearing bank despatched by post provided that sub-paragraph (ii) above shall apply to the despatch of any consideration by post pursuant to this sub-paragraph (iii);

(h) that the execution of the Form of Acceptance and its delivery constitutes a separate authority to BLB Acquisition and/or JPMorgan and/or their respective agents within the terms of paragraphs 4 and 5 of Part B of this Appendix I;

(i) subject to the Offer becoming unconditional in all respects (or, in the case of voting by proxy, if the Offer will become unconditional in all respects or lapse depending upon the outcome of the resolution in question) or if the Panel otherwise gives its consent, and pending registration, that:

(i) BLB Acquisition or its agents be entitled to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general meeting of Wembley or of any class of its shareholders) attaching to any Wembley Shares in respect of which the Offer has been accepted, or is deemed to have been accepted, and such acceptance is not validly withdrawn;

(ii) the execution of a Form of Acceptance by a Wembley Shareholder constitutes, in respect of Wembley Shares comprised in such acceptance and in respect of which such acceptance has not been validly withdrawn:

(A) an authority to Wembley and/or its agents from such Wembley Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Wembley (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Wembley Shares into certificated form) to BLB Acquisition at its registered office;

(B) an authority to BLB Acquisition and/or its agents to sign any consent to short notice on his behalf and/or attend and/or execute a form of proxy in respect of such Wembley Shares appointing any person nominated by BLB Acquisition to attend general meetings and separate class meetings of Wembley or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C) the agreement of such Wembley Shareholder not to exercise any of such rights without the consent of BLB Acquisition and the irrevocable undertaking of such Wembley Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(j) that he will deliver (or procure the delivery) to Capita IRG Plc at the address referred to in paragraph 3(a) of Part B of this Appendix I his share certificate(s) or other document(s) of title in respect of all Wembley Shares held by him in certificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an

indemnity acceptable to BLB Acquisition in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(k) that he will take (or procure to be taken) the action set out in paragraph 18 of the letter from JPMorgan contained in this document to transfer all Wembley Shares held by him in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer becoming unconditional in all respects;

(l) that if, for any reason, any Wembley Shares in respect of which a transfer to an escrow balance has been effected in accordance with paragraph 18 of the letter from JPMorgan contained in this document are converted to certificated form, he will (without prejudice to subparagraph (i)(ii)(A) of this Part C) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Wembley Shares as so converted to Capita IRG Plc at the address referred to in paragraph 3(a) of Part B of this Appendix I or to BLB Acquisition at its registered office or as BLB Acquisition or its agents may direct;

(m) that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements as referred to in paragraph (f)(ii) of this Part C shall, to the extent of the obligation so created, discharge in full any obligation of BLB Acquisition and/or JPMorgan to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(n) that, if he accepts the Offer, he will do all such acts and things as shall, in the opinion of BLB Acquisition or Capita IRG Plc, be necessary or expedient to vest in BLB Acquisition or its nominee(s) or such other person as BLB Acquisition may decide the number of Wembley Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and all such acts and things as may be necessary or expedient to enable Capita IRG Plc to perform its functions as Escrow Agent for the purposes of the Offer;

(o) that the terms and conditions of the Offer contained in this document will be incorporated and deemed to be incorporated in, and form part of, the Form of Acceptance, which will be read and construed accordingly;

(p) he will ratify each and every act or thing which may be done or effected by BLB Acquisition or JPMorgan or Capita IRG Plc or any director of BLB Acquisition or JPMorgan or Capita IRG Plc or their respective agents or Wembley or its agents, as the case may be, in the exercise of any of his or its powers and/or authorities hereunder (and to indemnify each such person against any losses arising therefrom);

(q) that, if any provision of Part B of this Appendix I or this Part C will be unenforceable or invalid or will not operate so as to afford BLB Acquisition or JPMorgan or Capita IRG Plc or any director or duly authorised representative of any of them or their respective agents the benefit of the authority expressed to be given therein, he agrees with all practicable speed to do all such acts and things and execute all such documents that may be required to enable those persons to secure the full benefits of Part B of this Appendix I and this Part C;

(r) the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of England and that nothing shall limit the right of BLB Acquisition and/or JPMorgan to bring any action, suit or proceedings arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction; and

(s) on execution, the Form of Acceptance will take effect as a deed.

References in this Part C to a Wembley Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance the provisions of this Part C shall apply to them jointly and to each of them.

APPENDIX II

Summary of the LPR Loan Notes

The LPR Loan Notes will be constituted by a loan note instrument (the **Loan Note Instrument**) executed as a deed by BLB Acquisition. The issue of the LPR Loan Notes is conditional on the Offer becoming or being declared unconditional in all respects. LPR Loan Notes are not available to Wembley Shareholders in the United States, Australia, Canada or Japan or to US Persons. On the basis of current law, the LPR Loan Notes as structured on the terms set out below should be non-qualifying corporate bonds in the hands of individuals who are resident in the United Kingdom for tax purposes. The LPR Loan Note Instrument will contain provisions, *inter alia*, to the effect set out below.

Form and Status

1. The LPR Loan Notes will be issued in registered form in amounts or integral multiples of £1 nominal value. The Loan Notes will constitute direct and unsecured obligations of BLB Acquisition and will rank *pari passu* with all other unsecured and unsubordinated obligations of BLB Acquisition, except to the extent provided by law. The Loan Note Instrument will not contain any restrictions on borrowing, or on the charging or disposal of assets by BLB Acquisition or any member of the BLB Investors Group. The aggregate principal amount of the LPR Loan Notes will be the aggregate amount of the LPR Entitlements less the amount thereof which accepting Wembley Shareholders are required, and/or have elected, to take as cash.

Interest

2. Interest on the outstanding principal amount of the Loan Notes will accrue from day to day and will be payable in arrears on the date the LPR Loan Notes are redeemed or, if any such date is not a business day, on the next following business day (the **Interest Payment Date**). The period from (and including) the date of issue of the LPR Loan Notes up to (but excluding) the Interest Payment Date is referred to herein as the **Interest Period.**

3. (a) The rate of interest per annum payable on the outstanding principal of the LPR Loan Notes will be the rate calculated by BLB Acquisition to be 0.5 per cent. below LIBOR on the first day of the Interest Period or, if such day is not a business day, on the next business day thereafter.

   (b) If such rate of interest cannot be so established in accordance with the provisions of sub-paragraph (a) above for the Interest Period, then the rate of interest on the LPR Loan Notes for the Interest Period shall be calculated by reference to such rate as BLB Acquisition shall determine on the basis of a quotation or quotations made for 12 month sterling deposits of similar size in such other appropriate inter-bank market or markets as BLB Acquisition may select.

   (c) Interest shall be calculated on the basis of a 365 day year and the actual number of days elapsed in the relevant Interest Period.

4. All payments of interest in respect of the LPR Loan Notes will be made subject to deduction of any tax required to be withheld or deducted.

Repayment

5. Any LPR Loan Notes not previously repaid, purchased or cancelled will be redeemed in full at par on the date one year after the date on which they were issued (or, if such day is not a business day, on the first business day thereafter), together with accrued interest thereon up to (but excluding) that date.

6. BLB Acquisition or any other member of the BLB Investors Group may at any time purchase any LPR Loan Notes by tender (available to all LPR Loan Noteholders alike) or by private treaty at any price.

7. Any LPR Loan Notes which are repaid or purchased will be cancelled and shall not be available for re-issue.

Foreign Currency Redemption

8. The amount payable by way of principal on repayment of any of the LPR Loan Notes shall be payable in pounds sterling or, if an LPR Loan Noteholder so elects in writing less than 60 days but more than 30 days before the relevant date for repayment, in US dollars of an amount which would have been needed to purchase the pounds sterling amount otherwise due on repayment on the tenth business day before the due date for repayment (at the spot rate for the purchase of pounds sterling with US dollars certified by The Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. (London time) on that date), provided that the amount in US dollars shall be no less than (and, if it is, shall be equal to) 99.5 per cent., and shall be no more than (and, if it is, shall be equal to) 100.5 per cent. or, in the case of repayment falling on or before the first anniversary of the date of issue of the LPR Loan Notes, 100 per cent.), of the US dollar equivalent of the pounds sterling amount which would have been payable on the due date for repayment but for the election made by the LPR Loan Noteholder (calculated at the spot rate for the purchase of sterling with US dollars certified by The Royal Bank of Scotland plc as prevailing at or about 11.00 a.m. (London time) on the relevant repayment date or, if such date is not a business day, on the immediately preceding business day).

Acceleration

9. Each LPR Loan Noteholder shall be entitled to require all of the LPR Loan Notes held by him to be repaid at par together with accrued interest if any of the following events occurs:

   (a) BLB Acquisition fails to pay within 30 days of the due date any principal or interest payable in respect of the LPR Loan Notes held by that LPR Loan Noteholder;

   (b) an order is made by a competent court or an effective resolution is passed for winding-up BLB Acquisition (other than a voluntary winding-up for the purposes of an amalgamation, reconstruction or merger on terms previously approved by an extraordinary resolution, as defined in the Loan Note Instrument); or

   (c) an encumbrancer takes possession of, or an administrator or administrative receiver or a manager or receiver is appointed of or over the whole (or substantially the whole) of the undertaking or property of BLB Acquisition, unless the same is removed, stayed, paid out or discharged within 30 days.

Modification

10. The provisions of the Loan Note Instrument and the rights of the LPR Loan Noteholders will be subject to amendment, modification, abrogation, variation or compromise in any respect with both the sanction of an extraordinary resolution of the LPR Loan Noteholders and the written consent of BLB Acquisition, or without the sanction or consent of LPR Loan Noteholders if such amendment would not be prejudicial to the interests of the LPR Loan Noteholders or such amendment is of a formal, minor or technical nature or to correct a manifest error.

Substitution and Exchange

11. BLB Acquisition may at any time and from time to time, subject to certain conditions, be replaced and substituted by any member of the BLB Investors Group as principal debtor or principal debtors (on one or more occasion) in respect of all or any of the LPR Loan Notes provided that such documents (if any) are executed as may be necessary to give full effect to the substitution. In addition, BLB Acquisition may at any time require all or any of the LPR Loan Noteholders to exchange their LPR Loan Notes for loan notes issued by any member of the BLB Investors Group on the same terms and conditions as those applicable to the LPR Loan Notes provided that the right of BLB Acquisition to require an exchange shall be exercisable only if:

(a) BLB Acquisition has either obtained the consent of the relevant LPR Loan Noteholders or it has obtained the written opinion of independent tax counsel that such exchange will not crystallise a charge to United Kingdom capital gains tax or corporation tax on chargeable gains and has obtained all relevant clearances from the relevant United Kingdom taxation authority; and

(b) the loan notes issued in exchange will be issued on the same terms as the LPR Loan Notes, save that the terms of the new loan notes will not include any further right of the issuer to require exchange or any similar right of exchange or conversion into other shares or securities.

Listing

12. No application has been or is intended to be made for the LPR Loan Notes to be listed or dealt in on any stock exchange.

Further Notes

13. The Loan Note Instrument will contain provisions entitling BLB Acquisition to create and issue further unsecured loan notes either ranking *pari passu* in all respects (or in all respects except for the first payment of interest) so as to form a single series with the LPR Loan Notes or carrying such rights as to interest, repayment and otherwise as BLB Acquisition thinks fit.

Governing Law

14. The LPR Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law.

APPENDIX III

Financial information relating to Wembley

Nature of financial information

The financial information set out in this Appendix does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information for each of the three years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 has been extracted without material adjustment, but with some minor presentational differences, from the published audited consolidated accounts of Wembley.

The consolidated accounts of Wembley for each of the three years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 have been audited by Ernst & Young L.L.P., 1 More London Place, London, SE1 2AF. The auditors' reports on the consolidated accounts for each of the years ended 31st December, 2003, 31st December, 2002 and 31st December, 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

The auditors' report on the 2003 Accounts included an additional section concerning the potential consequences arising from the issue of the indictment by the Government of the United States of America as explained in Note 24 below.

Extracts from the audited accounts for the three years ended 31st December, 2003

A. Profit and loss account

The audited consolidated profit and loss accounts of the Wembley Group for the three years ended 31st December, 2003 are set out below.

In thousands of pounds sterling	Note	2003	2002	2001 (restated)
Turnover:				
Continuing operations		97,917	101,127	101,162
Discontinued operations		–	13,891	37,239
Turnover	2	97,917	115,018	138,401
Cost of sales		(51,295)	(58,874)	(85,496)
Gross profit		46,622	56,144	52,905
Administrative expenses		(19,554)	(20,283)	(20,083)
Operating profit:				
Continuing operations:				
Continuing operations before exceptional items		35,257	39,273	35,089
Exceptional items relating to continuing operations	3	(8,189)	(400)	–
Continuing operations		27,068	38,873	35,089
Discontinued operations:				
Discontinued operations before exceptional items		–	(1,422)	(2,267)
Exceptional item relating to discontinued operations	3	–	(1,590)	–
Discontinued operations		–	(3,012)	(2,267)
Operating profit	2	27,068	35,861	32,822
Non-operating exceptional items:				
Sale or termination of continuing businesses	3	(518)	–	–
Sale or termination of discontinued businesses	3	(1,389)	(8,685)	–
Provision for loss on disposal of discontinued businesses	3	–	(1,678)	–
Non-operating exceptional items		(1,907)	(10,363)	–
Interest receivable and similar income		1,057	1,059	1,353
Interest payable and similar charges	7	(120)	(446)	(616)
Profit on ordinary activities before taxation		26,098	26,111	33,559
Tax on profit on ordinary activities	8	(13,001)	(10,781)	(12,070)
Profit for the financial year		13,097	15,330	21,489
Ordinary dividend		(2,263)	(6,211)	(5,546)
Retained profit for the year		10,834	9,119	15,943
Earnings per share (pence per share)	10	37.9	42.7	55.8
Diluted earnings per share (pence per share)	10	37.7	42.2	55.0
Adjusted earnings per share (pence per share)	10	64.0	64.0	54.2
Dividend per share (pence per share)	9	6.5	18.0	15.0

Legal fees incurred in 2002 in relation to the Federal Grand Jury investigation in Rhode Island have been disclosed as an exceptional item, having previously been included within the results of the US gaming division.

The accounts for the year ended 31st December, 2001 have been restated for UK Financial Reporting Standard 19, "Deferred Tax", as detailed more fully under Principal accounting policies in section E below.

B. Statement of total recognised gains and losses

The audited statements of total recognised gains and losses of the Wembley Group for the three years ended 31st December, 2003 are set out below.

In thousands of pounds sterling	2003	2002	2001 (restated)
Profit for the financial year	13,097	15,330	21,489
Exchange differences	(12,506)	(13,853)	3,179
Release of tax provision no longer required	–	5,127	–
Total recognised gains relating to the period	591	6,604	24,668
Prior year adjustment relating to deferred tax	–	(5,400)	–
Total recognised gains since the last annual report	591	1,204	24,668

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

C. Balance sheet

The audited consolidated balance sheet of the Wembley Group as at 31st December, 2003 is set out below.

In thousands of pounds sterling	Note	2003
Fixed assets		
Intangible assets	11	1,339
Tangible assets	12	162,348
		163,687
Current assets		
Debtors: recoverable within one year	13	21,541
Cash at bank and in hand		22,656
		44,197
Creditors: amounts falling due within one year	14	(13,397)
Net current assets		30,800
Total assets less current liabilities		194,487
Provisions for liabilities and charges	18	(6,460)
Net assets		188,027
Capital and reserves		
Share capital	19	34,662
Share premium account	20	867
Revaluation reserve	20	61,321
Capital redemption reserve	20	1,651
Profit and loss account	20	89,526
Equity shareholders' funds		188,027

D. Cash flow statement

The audited consolidated cash flow statement of the Wembley Group for the year ended 31st December, 2003 is set out below.

In thousands of pounds sterling	Note	2003
Net cash inflow from operating activities	25	29,261
Returns on investments and servicing of finance	26	60
Taxation	26	(12,967)
Capital expenditure and financial investment	26	(5,374)
Acquisitions and disposals	26	10,045
Equity dividends paid		(6,400)
Net cash inflow before management of liquid resources and financing		14,625
Management of liquid resources	26	(14,762)
Financing	26	4,704
Increase in cash in the year		4,567

Reconciliation of net cash flow to movement in net funds

In thousands of pounds sterling	Note	2003
Increase in cash in the year		4,567
Cash inflow from increase in loans		(3,974)
Cash outflow in respect of short-term deposits		14,762
Movement in net funds resulting from cash flows		15,355
Foreign exchange translation difference		(216)
Movement in net funds in the year		15,139
Opening net funds at 1st January		3,889
Closing net funds at 31st December	27	19,028

E. Notes to the Accounts

1. Principal accounting policies

The Accounts are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below. These policies have all been applied consistently throughout the period, with the exception of the policy for deferred tax. UK Financial Reporting Standard 19 (**FRS 19**) has been adopted for the years ended 31st December, 2003 and 31st December, 2002. UK Statement of Standard Accounting Practice 15 was applicable for the year ended 31st December, 2001, although the 2001 figures shown here have been restated for FRS 19. The application of FRS 19 resulted in a £5.4 million prior year adjustment for deferred tax in the 2001 Accounts and an increase in the tax charge for the year ended 31st December, 2002 of £0.5 million (2001: decrease in tax charge of £0.3 million).

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of Wembley plc and its subsidiary undertakings (the **Wembley Group**).

Tangible fixed assets

The transitional rules of UK Financial Reporting Standard 15, "Tangible Fixed Assets", have been adopted for the Wembley Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31st December, 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by UK Financial Reporting Standard 11, "Impairment of Fixed Assets and Goodwill".

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4 per cent. to 50 per cent. per annum, which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30th September, 1998 remains eliminated against reserves.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with UK Statement of Standard Accounting Practice 24, "Accounting for Pension Costs", contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with Wembley. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of UK Financial Reporting Standard 17, "Retirement Benefits", have been made for the year ended 31st December, 2003.

2. Operating profit and segmental analysis

Operating profit

In thousands of pounds sterling	2003 Continuing /total	2002 Continuing	2002 Discontinued	2002 Total	2001 Continuing	2001 Discontinued	2001 Total
Turnover	97,917	101,127	13,891	115,018	101,162	37,239	138,401
Cost of sales	(51,295)	(50,943)	(7,931)	(58,874)	(59,899)	(25,597)	(85,496)
Gross profit	46,622	50,184	5,960	56,144	41,263	11,642	52,905
Administrative expenses	(19,554)	(11,311)	(8,972)	(20,283)	(6,174)	(13,909)	(20,083)
Operating profit/(loss)	27,068	38,873	(3,012)	35,861	35,089	(2,267)	32,822

Segmental analysis

In thousands of pounds sterling	2003 Turnover	2003 Profit	2003 Net assets	2002 Turnover	2002 Profit	2002 Net assets	2001 Turnover	2001 Profit	2001 Net assets (restated)
Class of business:									
Continuing operations:									
Gaming:									
US	72,385	34,398	109,375	76,650	37,916	118,252	77,563	33,295	131,716
UK	25,532	3,570	46,449	24,477	4,509	42,645	23,599	4,508	40,476
Central management	–	(2,711)	13,175	–	(3,152)	23,068	–	(2,714)	(3,203)
Continuing: before exceptional items	97,917	35,257	168,999	101,127	39,273	183,965	101,162	35,089	168,989
Exceptional items	–	(8,189)	–	–	(400)	–	–	–	–
Total – continuing operations	97,917	27,068	168,999	101,127	38,873	183,965	101,162	35,089	168,989
Discontinued operations:									
Gaming: 24dogs	–	–	–	146	(1,137)	–	1,615	(1,316)	1,721
Events Services:									
Keith Prowse	–	–	–	773	(182)	–	17,029	992	187
Wembley Complex	–	–	–	8,516	(140)	–	13,366	(1,252)	38,171
Event management services	–	–	–	4,456	37	1,115	5,229	(691)	4,007
Exceptional item	–	–	–	–	(1,590)	–	–	–	–
Turnover	97,917			115,018			138,401		
Operating profit		27,068			35,861			32,822	
Non-operating exceptional items		(1,907)			(10,363)			–	
Net interest receivable		937			613			737	
Profit before tax		26,098			26,111			33,559	
Capital employed			168,999			185,080			213,075
Net cash/(debt)			19,028			3,889			(6,895)
Net assets			188,027			188,969			206,180
Geographical area:									
Continuing operations:									
United Kingdom	25,532	76	59,624	24,477	1,357	65,713	23,599	1,794	37,273
North America (USA)	72,385	26,992	109,375	76,650	37,516	118,252	77,563	33,295	131,716
	97,917	27,068	168,999	101,127	38,873	183,965	101,162	35,089	168,989
Discontinued operations:									
United Kingdom and Ireland	–	–	–	13,891	(3,012)	1,115	37,239	(2,267)	44,086
	97,917	27,068	168,999	115,018	35,861	185,080	138,401	32,822	213,075

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding inter-company balances and investments and all cash and borrowings. The Wembley Group's financing is centrally arranged and accordingly the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming division includes income from gaming, greyhound and horse-racing venues. The turnover and profit from continuing operations are principally derived from the operations of Lincoln Park.

3. Exceptional items

In thousands of pounds sterling	2003	2002	2001
Exceptional items relating to continuing operations:			
Costs incurred in relation to the VLT initiative in Colorado	(4,300)	–	–
Provision for impairment in value of fixed assets in Colorado	(1,690)	–	–
Costs incurred in relation to the indictment issued in Rhode Island	(1,415)	(400)	–
UK gaming: closure and aborted planning costs	(784)	–	–
Exceptional items relating to continuing operations	(8,189)	(400)	–
Exceptional items relating to discontinued operations:			
Impairment of goodwill	–	(1,590)	–
Provision for the loss on disposal of The Corporate Innovations Company Limited	–	(1,678)	–
Sale or termination of continuing businesses:			
Cost incurred in connection with the proposed acquisition of Wembley plc	(518)	–	–
Sale or termination of discontinued businesses:			
Sale of The Corporate Innovations Company Limited	(1,133)	–	–
Sale of Wembley International Limited and Wembley Ticketing business	444	(155)	–
Termination of Hong Kong operations	(700)	–	–
Sale of Wembley (London) Limited	–	(8,220)	–
Sale of Wembley Sports Arena Limited	–	1,142	–
Sale of 50% shareholding in The Beatles Story Limited	–	340	–
Termination of 24dogs	–	(1,792)	–
Sale or termination of discontinued businesses	(1,389)	(8,685)	–
	(10,096)	(12,353)	–

Costs incurred in relation to the VLT initiative in Colorado

In November, 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3 million were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado

In 2003, a provision of £1.7 million has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island

In 2003, costs of £1.4 million (2002: £0.4 million) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4 million incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

UK gaming: closure and aborted planning costs

In 2003, costs of £0.8 million arose within the UK gaming division and comprise £0.6 million of costs arising from the closure of the loss-making Catford greyhound stadium in November, 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc

In the period to 31st December, 2003, fees of £0.5 million (2002 and 2001: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Wembley Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Wembley Group.

Sale of The Corporate Innovations Company Limited

In February, 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0 million receivable in instalments during 2004 and 2005. A cash facility of £0.15 million was also made available for the period through to 1st April, 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1 million has been recorded in the year.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July, 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. In 2003, this performance related payment totalled £444,000.

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid-1990s. Wembley defended a claim for breach of contract and counterclaimed that the contract was unlawfully terminated. The dispute went to trial in December, 2003 and this concluded in January, 2004. Costs of £0.7 million were incurred during 2003. In March, 2004, the presiding judge found in favour of Wembley, awarding both damages and costs to Wembley.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6th August, 2002 to Quintain Estates and Development plc for £48.6 million. £16.0 million was received on completion. A net £15.0 million was received in December, 2003, made up of £18.6 million of deferred proceeds less £3.6 million of former intercompany balances owing by Wembley plc. £0.5 million of intercompany balance is receivable by Wembley plc in June, 2004. A net £13.8 million is due in December, 2004, made up of

the final instalment of the proceeds of £14.0 million less £0.2 million of former intercompany balances owing by Wembley plc.

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3 per cent. This discount of £1.6 million is being unwound in the period through to December, 2004. £0.4 million was released within interest receivable in 2002, £0.8 million was released in 2003 and £0.4 million will be released in 2004.

Sale of Wembley Sports Arena Limited

In March, 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6 million, of which £0.6 million was deferred until March, 2004. The company had net assets of £1.0 million at the date of disposal. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1 million and transaction costs of £0.3 million resulted in a net profit on sale of £1.1 million.

Termination of 24dogs

Following a review of the performance of this business, it was concluded in 2002 that, this operation could no longer be expected to achieve profitability in line with its business plan. The £1.8 million charge reflects redundancy costs, fixed asset disposals and exit costs from contractual commitments.

4. Profit on ordinary activities before taxation

In thousands of pounds sterling	**2003**	**2002**	**2001**
Profit before taxation is arrived at after charging:			
Depreciation	4,787	4,255	5,335
Amortisation of goodwill	53	1,830	241
Operating lease rentals in respect of plant and equipment	342	323	590
Auditors' remuneration – audit services	207	196*	129
Fees for non-audit work to auditors and their associates	236	178*	159

* Auditors' remuneration and fees for non-audit work in 2002 were originally reported in 2002 as £124,000 and £249,000 respectively but were restated in the 2003 accounts.

The fees for non-audit work to the auditors and their associates in each year arise primarily in relation to internal audit services in the US (2003: £133,000; 2002: £130,000; 2001: £95,000). In addition, advice was received from Ernst & Young in relation to the construction of a new building at Lincoln Park in 2003, in respect of the disposal of subsidiary undertakings in 2002, and taxation in 2001.

5. Directors

Directors' remuneration

The total remuneration of the Wembley Directors, including pension contributions, was as follows:

In thousands of pounds sterling	2003	2002	2001
Executive Directors:			
Basic salary	540	412	370
Benefits	35	40	32
Performance related bonus	–	216	180
Total remuneration	575	668	582
Pension contributions	65	36	36
Pension supplement	82	90	70
	722	794	688
Non-executive Directors:			
Fees	137	160	249
Total Directors' remuneration	859	954	937

The components of the remuneration of the Executive Directors holding office during 2003 were as follows:

In thousands of pounds sterling	Basic salary	Benefits	Performance related bonus	Total remuneration 2003	Total remuneration 2002	Total remuneration 2001
CA Hultman	168	–	–	168	–	–
BN Potter	194	15	–	209	392	356
MJ Elliott	178	20	–	198	276	226
Total 2003	540	35	–	575	–	–
Total 2002	412	40	216	–	668	–
Total 2001	370	32	180	–	–	582

Remuneration for CA Hultman represents basic salary from the date of his appointment as an Executive Director on 10th September, 2003. Remuneration for BN Potter represents basic salary and benefits received for services performed as an Executive Director until he resigned from the Board on 17th September, 2003.

No Director had any interest in any contract (other than service contracts) to which a Wembley Group company or Wembley was a party during the year or which existed at the end of the year.

6. Staff number and costs

The average monthly number of persons employed by the Wembley Group (including Executive Directors) during the year was as follows:

Number		2003	2002	2001
Gaming:	Full time	662	734	694
	Part time	1,709	1,555	1,767
Events Services:	Full time	–	138	278
	Part time	–	41	70
Central management:	Full time	11	13	15
		2,382	2,481	2,824

The aggregate payroll costs of these persons were as follows:

In thousands of pounds sterling	2003	2002	2001
Wages and salaries	21,918	26,363	30,864
Social security costs	1,439	1,943	3,491
Other pension costs	1,687	1,714	1,898
	25,044	30,020	36,253

7. Interest payable and similar charges

In thousands of pounds sterling	2003	2002	2001
Bank loans and overdraft	120	446	616

8. Tax on profit on ordinary activities

Analysis of tax charge:

In thousands of pounds sterling	2003	2002	2001 (restated)
UK corporation tax at 30%	902	–	265
UK corporation tax on UK exceptional items	(90)	–	–
Overseas taxation	12,871	15,007	12,720
Overseas taxation on overseas exceptional items	(579)	(163)	–
Adjustments in respect of prior years UK corporation tax	–	(3,747)	(607)
Adjustments in respect of prior years overseas tax	(400)	(779)	–
Current tax	12,704	10,318	12,378
Deferred tax	297	463	(308)
Total tax	13,001	10,781	12,070

2001:

Based on profit on ordinary activities of £33.6 million, the Wembley Group's effective rate of tax is 36.0 per cent. When the impact of the adjustment in respect of prior year corporation tax is made, the effective rate is 37.8 per cent.

2002:

Based on profit on ordinary activities of £26.1 million, the Wembley Group's effective rate of tax is 41.3 per cent. When the impact of the adjustment in respect of prior year corporation tax and the impact of exceptional items (note 3) is made, the effective rate is 40.2 per cent.

2003:

Based on profit on ordinary activities of £26.1 million, the Wembley Group's effective rate of tax is 49.8 per cent. When both the after tax impact of the exceptional items and the adjustments in respect of prior years' taxes are excluded, the effective rate is 38.9 per cent.

Factors affecting the current tax charge

The tax assessed on the profit on ordinary activities for the year is different from the weighted average tax rate for the countries that the Wembley Group operates in of 39.7 per cent. (2002 : 40.4 per cent.; 2001: 40.0 per cent.). The differences are reconciled below:

In thousands of pounds sterling	2003	2002	2001
Profit on ordinary activities before tax	26,098	26,111	33,559
Profit on ordinary activities before tax multiplied by weighted average tax rate for the Wembley Group	10,361	10,544	13,424
Non-taxable income net of expenses not deductible for tax purposes	(138)	(482)	(747)
Unrelieved losses carried forward	–	418	–
Utilisation of tax losses	(160)	–	–
Capital allowances in excess of depreciation	(290)	(396)	(80)
Total exceptional items not allowable for tax	3,338	4,827	–
Adjustment in respect of prior years tax	(400)	(4,526)	(607)
Other timing differences	(7)	(67)	388
Total current tax	12,704	10,318	12,378

Factors that may affect future tax charges

No provision has been made for deferred tax of approximately £1.1 million (2002: £1.1 million, 2001: £1.4 million) where potential taxable gains have been rolled over into replacement assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset capital losses.

No deferred tax asset has been established in respect of carried forward tax losses in the UK of £1.0 million (2002: £1.4 million, 2001: nil) as their future use is uncertain.

9. Ordinary dividend

In thousands of pounds sterling	2003	2002	2001
Interim dividend	2,252	2,155	1,890
Final dividend	–	4,137	3,714
Adjustment in respect of prior year final dividend	11	(81)	(58)
	2,263	6,211	5,546

An interim dividend of 6.5 pence per share in 2003, 6 pence per share in 2002 and 5 pence per share in 2001 was paid on 19th September, 2003, 20th September, 2002 and 21st September, 2001, respectively.

No final dividend for 2003 was proposed. A final dividend of 12 pence per share for 2002 and 10 pence per share for 2001 was paid on 2nd May, 2003 and 1st May, 2002, respectively.

10. Earnings per share

The earnings per share figures have been calculated as follows:

	2003	2002	2001 (restated)
Profit for the financial year (£'000)	13,097	15,330	21,489
Weighted average number of shares in issue ('000)	34,597	35,870	38,529
Earnings per share	37.9p	42.7p	55.8p

The diluted earnings per share figures of 37.7 pence, 42.2 pence and 55.0 pence in each of 2003, 2002 and 2001 are based on the profit for the financial year (2003: £13,097,000; 2002: £15,330,000; 2001: £21,489,000) and on the diluted share capital calculated as follows:

In thousands	2003	2002	2001
Basic weighted average number of shares	34,597	35,870	38,529
Dilutive potential ordinary shares:			
Executive share option schemes	162	389	398
Employee sharesave schemes	24	69	95
Warrants	–	–	59
	34,783	36,328	39,081

The fair value (average price for the year) of Wembley plc shares during 2003 was £6.13 (2002: £7.30; 2001 £6.68).

The adjusted earnings per share figures have been calculated as follows:

Pence per share	2003	2002	2001 (restated)
Basic earnings per share	37.9	42.7	55.8
Adjustment in respect of exceptional items (note 3)	29.2	34.4	–
Adjustment in respect of taxation on exceptional items (note 8)	(1.9)	(0.5)	–
Adjustment in respect of prior year taxation (note 8)	(1.2)	(12.6)	(1.6)
Adjusted earnings per share	64.0	64.0	54.2

An adjusted earnings per share figure is included as, in the opinion of the Wembley Directors, this gives a more useful indication of underlying performance.

11. Fixed assets – intangible

In thousands of pounds sterling	**Goodwill**
Cost:	
At 1st January, 2003	4,301
Acquisition of subsidiary undertaking	1,102
Disposal of subsidiary undertaking	(3,941)
Exchange differences	(31)
At 31st December, 2003	1,431
Aggregate amortisation:	
At 1st January, 2003	3,749
Disposal of subsidiary undertaking	(3,710)
Provided during the year	53
At 31st December, 2003	92
Net book value:	
At 31st December, 2003	1,339
At 1st January, 2003	552

Intangible fixed assets represent goodwill arising on the acquisition of Wembley Group undertakings.

(1) On 25th October, 2000, the Wembley Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5th February, 2003, the Wembley Group sold this company to a management buy-out team (note 30).

At 31st December, 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000. The goodwill was written off on completion of the disposal on 5th February, 2003.

(2) On 16th April, 2001, the Wembley Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31st December, 2003, the net book value of this goodwill was £272,000.

(3) On 27th May, 2003, the Wembley Group purchased the entire share capital of the Perry Barr Greyhound Racing Club Limited. Goodwill of £1,102,000 arising on the acquisition has been capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase (note 29).

12. Fixed assets – tangible

In thousands of pounds sterling	Freehold land	Buildings & fixed plant	Plant & equipment	Total
Cost:				
At 1st January, 2003	126,518	48,111	22,052	196,681
Additions at cost	–	2,606	2,833	5,439
Acquisition of subsidiary undertakings (note 29)	–	3,137	463	3,600
Disposals	–	(584)	(3,378)	(3,962)
Disposal of subsidiary undertakings (note 30)	–	–	(425)	(425)
Exchange differences	(10,471)	(2,593)	(1,077)	(14,141)
At 31st December, 2003	116,047	50,677	20,468	187,192
Aggregate depreciation:				
At 1st January, 2003	–	11,728	13,678	25,406
Provided during the year	–	1,455	1,642	3,097
Provision for impairment of assets (note 3)	–	1,591	99	1,690
Disposals	–	(585)	(3,286)	(3,871)
Disposal of subsidiary undertakings (note 30)	–	–	(211)	(211)
Exchange differences	–	(582)	(685)	(1,267)
At 31st December, 2003	–	13,607	11,237	24,844
Net book value:				
At 31st December, 2003	116,047	37,070	9,231	162,348
At 1st January, 2003	126,518	36,383	8,374	171,275

Up to 31st December, 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place on 31st December, 1998. With effect from 1st January, 2000, the Wembley Group has retained these carrying values and treated them as the effective "historical cost" as permitted by the transitional rules of UK Financial Reporting Standard 15, "Tangible Fixed Assets".

13. Debtors – recoverable within one year

In thousands of pounds sterling	2003
Trade debtors	4,548
Other debtors	15,225
Prepayments and accrued income	1,768
	21,541

Other debtors recoverable within one year include both the final amounts receivable on the sales of Wembley (London) Limited (£13.9 million net of the associated fair value discount of £0.4 million) and Wembley Sports Arena Limited (£0.6 million).

14. Creditors: amounts falling due within one year

In thousands of pounds sterling	2003
Bank loan	3,628
Trade creditors	2,734
Other creditors including taxation and social security	2,661
Accruals and deferred income	4,374
	13,397
Other creditors including taxation and social security comprise:	
Corporation tax	84
Social security and other taxes	942
Other creditors	1,635
	2,661

15. Derivatives

The Wembley Group's treasury policy is to manage financial risks that arise in relation to underlying business needs. It is the Wembley Group's policy not to trade in financial instruments nor to enter into speculative transactions. As permitted by UK Financial Reporting Standard 13, "Derivatives and Other Financial Instruments", the disclosures below do not include short-term debtors and creditors other than in relation to currency assets and liabilities.

Interest rate risk

	2003		
In thousands of pounds sterling	Floating rate	Non-interest Bearing	Total
Financial liabilities			
Currency			
UK sterling	3,628	931	4,559

At 31st December, 2003, floating rate financial liabilities of £3.6 million comprise a bank loan only. All floating rate financial liabilities bear interest at rates based on the Bank of England base rate.

Non-interest bearing financial liabilities comprise "Provisions for liabilities and charges – provisions for onerous contracts" (note 18).

Financial assets

	2003		
In thousands of pounds sterling	Floating rate	Non-interest Bearing	Total
Currency:			
UK sterling	17,291	–	17,291
US dollars	5,365	–	5,365
Total	22,656	–	22,656

Foreign currency risk

The Wembley entity balance sheet includes cash balances of £30,000 denominated in US dollars. No other Wembley Group companies maintain balances with third parties denominated in currencies other than their functional currency.

Liquidity risk

In thousands of pounds sterling	Borrowings	Other	2003 Total
Maturity of the Wembley Group's financial liabilities:			
In one year or less or on demand	3,628	284	3,912
In more than one year but not more than two years	–	100	100
In more than two years but not more than five years	–	300	300
In more than five years	–	247	247
	3,628	931	4,559

Fair values of financial assets and liabilities

In thousands of pounds sterling	2003 Book value	2003 Fair value
Cash	6,736	6,736
Short-term deposits	15,920	15,920
Bank loan	(3,628)	(3,628)
Provisions for onerous contracts	(931)	(931)
	18,097	18,097

16. Borrowings and banking facilities

In thousands of pounds sterling	2003
Bank loan	(3,628)
Cash and short-term deposits	22,656
Net cash	19,028

Barclays Bank plc, the Wembley Group's clearing bank, provide a £5 million overdraft facility. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

Barclays Bank plc also provide a five-year unsecured revolving credit facility of £40 million, with a margin of LIBOR plus 0.6 per cent. This facility expires on 17th January, 2007.

17. Deferred taxation

In thousands of pounds sterling	
At 1st January, 2003	5,719
Acquisition of subsidiary undertakings	114
Provided in the year	297
Exchange rate movements	(601)
Deferred tax provision at 31st December, 2003	5,529

In thousands of pounds sterling	
Analysis of deferred tax by type of difference:	
Capital allowances in advance of depreciation	5,768
Other timing differences	(239)
Deferred tax provision at 31st December, 2003	5,529

No provision has been made for the potential liability to taxation, estimated at £27.0 million in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Wembley Group at the net book value shown in these Accounts as there are no binding agreements to sell any of these assets.

18. Provision for liabilities and charges

In thousands of pounds sterling	**2003**
Deferred taxation (note 17)	5,529
Provision for onerous contracts (see below)	931
	6,460

Provisions for onerous contracts

In thousands of pounds sterling	
At 1st January, 2003	915
Released during the year	(134)
Provided during the year	150
At 31st December, 2003	931

Provisions for onerous contracts primarily relate to guarantees given in respect of properties of former subsidiaries. The amount released during the year relates to a reduction in the assessment of future obligations.

19. Share capital

	Authorised		**Allotted, called up & fully paid**	
Ordinary shares of £1 each	**No. ('000)**	**£'000**	**No. ('000)**	**£'000**
At 1st January, 2003	73,812	73,812	34,477	34,477
Issue of shares on exercise of options	–	–	185	185
At 31st December, 2003	73,812	73,812	34,662	34,662

During 2003, certain senior executives exercised executive share scheme options over the following ordinary shares of Wembley: 68,982 shares at £3.405 per share, 9,199 shares at £3.65 per share; 13,272 shares at £4.05 per share; and 36,946 shares at £5.50 per share.

Options over 1,163,557 ordinary shares have been granted and remain outstanding at 31st December, 2003. These options are normally exercisable between three and ten years following the date of grant as shown below:

No. of options	Exercise date	Exercise price (£)
76,388	26th September, 1998	2.880
68,733	15th March, 1999	3.650
104,383	27th February, 2000	4.050
100,000	2nd September, 2001	3.250
65,373	14th April, 2002	3.405
170,350	17th March, 2003	5.500
253,898	2nd March, 2004	6.150
13,440	16th August, 2004	6.975
244,425	5th March, 2005	6.560
66,567	19th August, 2005	6.685

During 2003, employees of the Wembley Group exercised Sharesave Scheme options over 56,535 ordinary shares of Wembley. Under the Sharesave Scheme, options over a total of 102,012 ordinary shares remain as at 31st December, 2003. These are exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of options	Exercise date	Exercise price (£)
9,936	1st July, 2004	2.885
9,381	1st June, 2005	4.280
26,119	1st June, 2006	4.960
13,453	1st June, 2007	6.100
35,273	1st June, 2008	4.320

3 year schemes

No. of options	Exercise date	Exercise price (£)
3,678	1st June, 2004	5.580
2,154	1st June, 2005	6.865
2,018	1st June, 2006	4.860

20. Reserves

In thousands of pounds sterling	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve
At 1st January, 2003	322	66,192	1,651	86,327
Retained profit for the year	–	–	–	10,834
Issue of shares (note 19)	545	–	–	–
Exchange differences	–	(4,871)	–	(7,635)
At 31st December, 2003	867	61,321	1,651	89,526

Negative goodwill of £11.0 million currently written off to reserves would be credited to the profit and loss account on disposal of the relevant subsidiary.

21. Reconciliation of shareholders' funds and movement on reserves

In thousands of pounds sterling	Share capital	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve	Equity shareholders' funds
At 1st January, 2003	34,477	322	66,192	1,651	86,327	188,969
Issue of shares on exercise of options	185	545	–	–	–	730
Retained profit for the year	–	–	–	–	10,834	10,834
Exchange differences	–	–	(4,871)	–	(7,635)	(12,506)
At 31st December, 2003	34,662	867	61,321	1,651	89,526	188,027

22. Obligations under non-cancellable operating leases

In thousands of pounds sterling	2003
Minimum payments due in the year to 31st December, 2004 under operating leases for plant and machinery to which the Wembley Group is committed (analysed between those years in which the commitment expires) are as follows:	
Within two to five years	274
Greater than five years	68
	342

23. Capital commitments

The Wembley Group had no forward commitments under uncompleted contracts for capital expenditure which have not been included in these Accounts.

In addition, Lincoln Park is (i) committed to the construction of a baseball and soccer field on the Lincoln Park property for the benefit of the local community at an estimated cost of around US$1.0 million; and (ii) required to upgrade the fire detection and prevention systems within the building following the introduction of new fire safety regulations in Rhode Island at an estimated cost of around US$7 million.

24. Contingent liabilities

In September, 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January, 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is US$8.0 million. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to US$8.0 million, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Wembley Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Part II of this document outlines the principal terms of a recommended cash acquisition of Wembley plc by BLB Worldwide Acquisition, Inc. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of US$8.0 million.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong (SAR) against Wembley for a declaration that the said contract was lawfully terminated and damages for breach of contract. The Board was of the opinion that the claim was wholly without foundation and as such, the Wembley Group has defended the claim and counterclaimed for a declaration that the contract was unlawfully terminated and damages for breach of contract. As at the date of termination of the management contract, the ten-year contract for the management of this stadium was in its fifth year and had, to that date, earned Wembley approximately £1.2 million.

The claim and counterclaim were heard in a trial in Hong Kong that began in December, 2003 and concluded in January, 2004. In March, 2004, the presiding judge found in favour of Wembley, awarding both damages and costs to Wembley. Damages have been assessed at the equivalent of £1.5 million. The assessment of costs is still outstanding. An appeal against the judgement can be lodged up until 19th May, 2004.

Guarantees of £0.3 million relating to the leases of former Wembley Group companies have been given (2002: £0.3 million).

25. Reconciliation of operating profit to net cash inflow from operating activities

In thousands of pounds sterling	**2003**
Operating profit	27,068
Depreciation	4,787
Amortisation of goodwill	53
Loss on sale of tangible fixed assets	72
Increase in debtors	(536)
Decrease in creditors	(2,183)
Net cash inflow from operating activities	29,261

26. Analysis of cash flows for headings netted in the cash flow statement

In thousands of pounds sterling	2003
Returns on investments and servicing of finance:	
Interest paid	(100)
Interest received	160
Net cash inflow from returns of investment and servicing of finance	60
Taxation:	
Corporation tax paid	(373)
Overseas tax paid	(12,594)
Net cash outflow from tax paid	(12,967)
Capital expenditure and financial investment:	
Proceeds from disposal of tangible fixed assets	19
Purchase of tangible fixed assets	(5,393)
Net cash outflow from capital expenditure and financial investment	(5,374)
Acquisitions and disposals:	
Net proceeds from sale or termination of businesses	15,474
Net cash sold with subsidiary undertakings	(86)
Cash acquired with subsidiary undertaking	114
Payments in relation to termination of discontinued business	(598)
Payments in relation to proposed acquisition of Wembley plc	(518)
Payments in relation to acquisition of subsidiary undertaking	(4,341)
Net cash inflow from acquisitions and disposals	10,045
Management of liquid resources:	
Cash placed on short-term bank deposits	(14,762)
Financing:	
Shares issued under share option schemes	730
Loans drawn	3,974
Net cash inflow from financing	4,704

27. Analysis of movements in net funds

In thousands of pounds sterling	At 1st January, 2003	Cash flow	Exchange movements	At 31st December, 2003
Cash	4,757	2,541	(562)	6,736
Overdraft	(2,026)	2,026	–	–
Increase in cash in the period	–	4,567	–	–
Short-term bank deposits	1,158	14,762	–	15,920
Bank loan repayable within one year	–	(3,974)	346	(3,628)
	3,889	15,355	(216)	19,028

Short-term bank deposits are aggregated with the Cash amount and are included in the balance sheet within "Cash at bank and in hand".

28. Pensions

The Wembley Group operates a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1st June, 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Wembley Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31st December, 2000, at which time a Wembley Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Wembley Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31st December, 2003 was 50 per cent., as recommended in the 6th April, 2002 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of the members. It is expected that this rate will continue through until the next actuarial valuation. The assumptions that had the most significance on the valuation were: the rate of inflation (3 per cent.), increase in members earnings (4.5 per cent.), the overall yield earned on the fund before retirement (6.5 per cent.), and the rate of interest available at retirement (5.0 per cent.). The valuation showed that the value of the scheme's assets at that date was £21,414,000 and that the actuarial value of those assets represented 74 per cent. of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £906,000. Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £781,000.

FRS 17 disclosures for the year ended 31st December, 2003

In accordance with the transitional arrangements of UK FRS 17, "Retirement Benefits", the following disclosures are required:

The Wembley Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31st December, 2003 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.25%
Discount rate	5.40%
Rate of increase in pensions in payment	3.00%
Inflation	3.00%

The assets in the scheme and the expected rate of return were:

In thousands of pounds sterling, except percentage	**Long-term rate of return expected at 31st December, 2003**	**Value at 31st December, 2003**
Equities	8.0%	9,173
Bonds	5.0%	2,135
Secured pensions	5.4%	9,078
Cash	4.0%	2,074
		22,460

The following amounts at 31st December, 2003 were measured in accordance with the requirements of FRS 17.

In thousands of pounds sterling	2003
Total market value of assets	22,460
Present value of scheme liabilities	(30,637)
Deficit in the scheme	(8,177)
Related deferred tax asset	2,453
Net FRS 17 pension deficit	(5,724)

If the above amounts had been recognised in the financial statements, the Wembley Group's net assets and profit and loss reserve at 31st December, 2003 would have been as follows:

In thousands of pounds sterling	2003
Net assets excluding FRS 17 pension deficit	188,027
FRS 17 pension deficit	(5,724)
Net assets including FRS 17 pension deficit	182,303
Profit and loss reserve excluding FRS 17 pension deficit	89,526
FRS 17 pension deficit	(5,724)
Profit and loss reserve including FRS 17 pension deficit	83,802

An analysis of the defined benefit cost for the year ended 31st December, 2003 is as follows:

Analysis of movements in deficit in the year:

In thousands of pounds sterling	
At 1st January, 2003	(8,978)
Current service cost	(422)
Other finance costs	(316)
Actuarial gain	659
Gain on settlements/curtailments	249
Employer contributions (net of charges)	631
At 31st December, 2003	(8,177)

In thousands of pounds sterling	2003
Amount charged to operating profit – current service cost	(422)

In thousands of pounds sterling	2003
Expected return on pension scheme assets	1,267
Interest on pension scheme liabilities	(1,583)
Total charged to other finance costs	(316)

In thousands of pounds sterling	2003
Actual return less expected return on pension scheme assets	834
Experience gains arising on scheme liabilities	71
Loss arising from changes in actuarial assumptions	(246)
Actuarial gain recognised in the Statement of total recognised gains and losses	659

History of experience gains and losses:

In thousands of pounds sterling	2003	% of scheme assets/ liabilities
Difference between expected return and actual return on pension scheme assets	834	+3.7%
Experience gains arising on scheme liabilities	71	+0.2%
Total actuarial gain recognised in the Statement of total recognised gains and losses	659	+2.2%

29. Acquisition

On 27th May, 2003, the UK gaming division (in the form of GRA Limited) purchased the entire issued share capital of Perry Barr Greyhound Racing Club Limited (**Perry Barr**), the operator of the Perry Barr Greyhound Stadium in Birmingham. The purchase was satisfied by cash of £4.2 million.

An independent valuation of the net assets purchased was undertaken upon acquisition, resulting in a £1.9 million fair value adjustment being recognised in respect of the tangible fixed assets. Goodwill arising from the acquisition has been capitalised and is being amortised over its presumed useful economic life of 20 years.

The Wembley Group results include a net £0.3 million profit before tax from Perry Barr since acquisition.

Analysis of the acquisition

In thousands of pounds sterling	Book value	Fair value Adjustment	Fair value
Net assets at the date of acquisition:			
Tangible fixed assets	1,659	1,941	3,600
Stocks	17	–	17
Debtors	42	–	42
Cash	114	–	114
Creditors: amounts due within one year	(420)	–	(420)
Provisions for liabilities and charges	(114)	–	(114)
Net assets	1,298	1,941	3,239
Goodwill arising on acquisition			1,102
			4,341
Satisfied by:			
Cash			4,221
Costs associated with the acquisition			120
			4,341

30. Disposal

In February, 2003, Wembley agreed the sale of The Corporate Innovations Company Limited (note 3).

Analysis of disposal

In thousands of pounds sterling		
Proceeds:		
Cash	50	
Loan note	1,000	
		1,050
Less net assets sold:		
Fixed assets	(214)	
Debtors	(1,292)	
Cash	(86)	
Creditors	1,481	
		(111)
Proceeds less net assets sold		939
Remaining goodwill written off		(231)
Intercompany balance waived		(656)
Transaction costs		(35)
Provision against loan note		(1,000)
Provision against cash facility		(150)
Loss on disposal		(1,133)

31. Post balance sheet events

On 27th January, 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9th September, 2003, the maximum aggregate fine that would be sought against it is US$8.0 million. This amount has since been transferred into an escrow account.

APPENDIX IV

Financial information relating to Kerzner

Nature of financial information

The consolidated balance sheets as of 31st December, 2003 and 31st December, 2002 and the consolidated statements of income and comprehensive income, cash flows and changes in shareowners' equity for each of the years in the three year period ended 31st December, 2003 relating to Kerzner have been extracted from the audited financial statements for each of these years as contained in Kerzner's annual report on Form 20-F for the year ended 31st December, 2003 filed with the SEC under the Exchange Act. Kerzner's accounting policies conform to United States generally accepted accounting principles.

Extracts from the audited financial statements for the three years ended 31st December, 2003

A. Consolidated balance sheets

The audited consolidated balance sheets of Kerzner International Limited as at 31st December, 2003 and 2002 are set out below.

	December 31	
In thousands of US dollars, except per share data	2003	2002 (as restated, see Note 2)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 60,232	$ 34,012
Restricted cash	1,445	4,842
Trade receivables, net	38,397	43,114
Due from affiliates	13,949	21,013
Inventories	10,418	8,969
Prepaid expenses and other assets	15,360	14,312
Total current assets	139,801	126,262
Property and equipment, net	1,154,004	1,112,375
Notes receivable	–	13,720
Due from affiliates – non-current	34,842	24,379
Deferred tax asset, net	10,473	6,119
Deferred charges and other assets, net	33,656	36,298
Investments in associated companies	83,152	75,886
Total assets	$ 1,455,928	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 304	$ 275
Accounts payable and accrued liabilities	172,233	145,724
Capital creditors	4,639	1,538
Total current liabilities	177,176	147,537
Deferred revenue	14,652	18,028
Other long-term liabilities	7,290	2,697
Long-term debt, net of current maturities	417,220	497,756
Total liabilities	616,338	666,018
Commitments and contingencies (Note 23)		
Shareholders' equity:		
Ordinary shares, $.001 par value	37	35
Capital in excess of par	744,246	703,050
Retained earnings	268,411	196,839
Accumulated other comprehensive loss	(7,736)	(8,134)
Deferred compensation	(2,599)	–
	1,002,359	891,790
Treasury stock	(162,769)	(162,769)
Total shareholders' equity	839,590	729,021
Total liabilities and shareholders' equity	$ 1,455,928	$ 1,395,039

The accompanying notes are an integral part of these consolidated financial statements.

B. Consolidated statements of operations

The audited consolidated statements of operations of Kerzner International Limited for the three years ended 31st December, 2003 are set out below.

	For the Year Ended December 31,		
	2003	2002	2001
In thousands of US dollars, except per share data		(As restated, see Note 2)	
Revenues:			
Gaming	$ 138,587	$ 129,916	$ 188,907
Rooms	188,235	184,776	180,569
Food and beverage	130,879	131,377	128,392
Tour operations	40,790	41,063	36,348
Real estate related	–	–	9,771
TCA development and other fees	1,755	1,326	2,873
Management, development and other fees	13,422	10,396	9,410
Other revenues	68,424	65,618	57,939
Insurance recovery	2,819	1,100	2,000
Gross revenues	584,911	565,572	616,209
Less: promotional allowances	(23,579)	(22,210)	(40,773)
Net revenues	561,332	543,362	575,436
Cost and expenses:			
Gaming	63,283	63,746	96,431
Rooms	33,395	33,381	30,538
Food and beverage	89,502	88,560	86,495
Tour operations	35,406	36,767	32,041
Other operating expenses	85,175	81,116	89,146
Real estate related	–	–	2,865
Selling, general and administrative	100,837	91,460	89,064
Corporate expenses	37,260	29,227	25,106
Depreciation and amortization	55,782	55,486	51,010
Gain on replacement of damaged assets	(2,514)	–	–
Restructuring costs (reversal)	–	(1,000)	5,732
Pre-opening expenses	–	–	2,280
Gain on net assets held for sale	–	–	(2,232)
Cost and expenses	498,126	478,743	508,476
Relinquishment fees – equity earnings in TCA	33,960	30,041	24,263
Income from operations	97,166	94,660	91,223
Other income (expense):			
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Equity in earnings (losses) of associated companies	(320)	(5,209)	2,210
Gain on settlement of territorial and other disputes	1,479	14,459	–
Loss on early extinguishment of debt	–	(20,525)	–
Other, net	(686)	60	–
Other expense, net	(25,397)	(46,900)	(52,864)

In thousands of US dollars, except per share data	For the Year Ended December 31, 2003	2002 (As restated, see Note 2)	2001 (As restated, see Note 2)
Income from continuing operations before provision for income taxes and minority interest	71,769	47,760	38,359
Provision for income taxes	(162)	(96)	(1,090)
Minority interest	(1,340)	–	–
Income from continuing operations	70,267	47,664	37,269
Income (loss) from discontinued operations, net of income tax effect	1,305	(8,061)	(4,608)
Net income	$ 71,572	$ 39,603	$ 32,661
Basic earnings per share:			
Income from continuing operations	$ 2.46	$ 1.71	$ 1.39
Income (loss) from discontinued operations	0.04	(0.29)	(0.18)
Earnings per share – basic	$ 2.50	$ 1.42	$ 1.21
Weighted average number of shares outstanding – basic	28,575	27,891	26,885
Diluted earnings per share:			
Income from continuing operations	$ 2.39	$ 1.67	$ 1.34
Income (loss) from discontinued operations	0.05	(0.28)	(0.17)
Earnings per share – diluted	$ 2.44	$ 1.39	$ 1.17
Weighted average number of shares outstanding – diluted	29,377	28,544	27,826

The accompanying notes are an integral part of these consolidated financial statements.

C. Statement of changes in shareholders' equity

The audited statements of changes in shareholders' equity of Kerzner International Limited for the three years ended 31st December, 2003, are set out below.

In thousands of US dollars	Ordinary Shares Shares	Ordinary Shares Amount	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Deferred Compensation	Total Shareholders' Equity	Comprehensive Income (Loss) for the Period
Balance at 31st December, 2000, as originally reported	33,874 $	34 $	680,784 $	129,321 $	(5,543) $	(162,769) $	– $	641,827	
Prior period adjustment	–	–	–	(4,746)	–	–		(4,746)	
Balance at 31st December, 2000*	33,874	34	680,784	124,575	(5,543)	(162,769)	–	637,081	
Translation reserves	–	–	–	–	(3,010)	–	–	(3,010) $	(3,010)
Exercise of share options	556	–	7,930	–	–	–	–	7,930	–
Net income	–	–	–	32,661	–	–	–	32,661	32,661
Balance at 31st December, 2001*	34,430	34	688,714	157,236	(8,553)	(162,769)	–	674,662	29,651
Translation reserves	–	–	–	–	419	–	–	419	419
Exercise of share options	808	1	14,701	–	–	–	–	14,702	–
Repurchase of ordinary shares	(16)	–	(365)	–	–	–	–	(365)	–
Net income	–	–	–	39,603	–	–	–	39,603	39,603
Balance at 31st December, 2002*	35,222	35	703,050	196,839	(8,134)	(162,769)	–	729,021	40,022
Translation reserves	–	–	–	–	398	–	–	398	398
Exercise of share options	2,074	2	39,005	–	–	–	–	39,007	–
Repurchase of ordinary shares	(13)	–	(408)	–	–	–	–	(408)	–
Issuance of Restricted Share Awards	73	–	2,599	–	–	–	(2,599)	–	–
Net income	–	–	–	71,572	–	–	–	71,572	71,572
Balance at 31st December, 2003	37,356 $	37 $	744,246 $	268,411 $	(7,736) $	(162,769) $	(2,599) $	839,590 $	71,970

* Activity for the years ended 31st December, 2001 and 2002 and balances as of 31st December, 2000, 2001 and 2002 have been restated. See Note 2 – Restatement and Reclassification for further discussion of this restatement.

The accompanying notes are an integral part of these consolidated financial statements.

D. Group statements of cash flow

The audited consolidated cash flow statements of Kerzner International Limited for the three years ended 31st December, 2003, are set out below.

	For the Year Ended 31st December,		
	2003	2002	2001
In thousands of US dollars		*(As restated, see Note 2)*	
Cash flows from operating activities:			
Net income	$ 71,572	$ 39,603	$ 32,661
(Income) loss on discontinued operations, net of income tax effect	(1,305)	8,061	4,608
Loss on early extinguishment of debt	–	20,525	–
Depreciation and amortization	55,782	55,486	51,010
Amortization of debt issuance costs, premiums and discounts	1,217	1,868	4,202
Gain on net assets held for sale	–	–	(2,232)
Gain on insurance proceeds received for replaced assets	(2,514)	–	–
Loss on disposition of other assets	451	227	760
Equity in (earnings) losses of associated companies, net of dividends received	(3,646)	5,980	(2,021)
Provision for doubtful receivables	1,326	3,204	6,355
Deferred income tax benefit	(11,732)	(8,184)	(3,874)
Net change in working capital accounts:			
Restricted cash	75	101	30
Trade receivables	(619)	(8,754)	1,007
Due from affiliates	6,764	(5,166)	150
Inventories and prepaid expenses and other assets	(2,506)	(9,086)	5,275
Accounts payable and accrued liabilities	16,996	13,753	2,538
Net change in other balance sheet accounts:			
Deferred revenue	(3,376)	18,028	–
Deferred charges and other assets	785	(3,781)	(529)
Long-term liabilities	1,674	2,866	–
Other	1,199	158	2,107
Net cash provided by continuing operations	132,143	134,889	102,047
Cash provided by (used in) discontinued operations	523	(7,619)	(7,379)
Net cash provided by operating activities	132,666	127,270	94,668

In thousands of US dollars	For the Year Ended 31st December, 2003	2002 (As restated, see Note 2)	2001
Cash flows from investing activities:			
Payments for property and equipment, net of insurance proceeds received	$ (50,849)	$ (39,524)	$ (67,590)
Net proceeds from the sale of other assets	1,099	126	2,547
Acquisition of tour operator, net of cash acquired	1,384	–	–
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(20,049)	–	–
Deposit and purchase of land and casino license	(6,147)	–	–
Purchase of notes receivable	–	(13,704)	–
Proceeds received from sale of Resorts Atlantic City, net	–	–	123,514
Proceeds received for repayment of notes receivable	13,409	18,018	12,000
Deposits received	1,250	4,500	–
Advances to affiliates, net of repayments	(12,053)	(258)	(8,695)
Acquisition of equity interest in associated companies	–	(40,812)	(3,768)
Deferred contract acquisition costs	(2,115)	(214)	–
Sale of debt and equity interest in the One&Only Kanuhura	1,464	–	–
Other	–	(278)	(432)
Net cash (used in) provided by investing activities	(72,607)	(72,146)	57,576
Cash flows from financing activities:			
Proceeds from exercise of share options	39,007	14,702	7,930
Proceeds from issuance of debt	–	206,000	200,000
Borrowings	29,600	111,000	103,500
Repurchase of ordinary shares	(408)	(365)	–
Debt issuance and modification costs	(140)	(4,665)	(8,805)
Early redemption of debt	–	(313,135)	–
Repayment of borrowings	(101,898)	(63,283)	(448,732)
Net cash used in financing activities	(33,839)	(49,746)	(146,107)
Increase in cash and cash equivalents	26,220	5,378	6,137
Cash and cash equivalents at beginning of period	34,012	28,634	22,497
Cash and cash equivalents at end of period	$ 60,232	$ 34,012	$ 28,634

Supplemental disclosure of cash flow and non-cash investing and financing activities:

In thousands of US dollars	For the Year Ended 31st December, 2003	2002 (As restated, see Note 2)	2001
Interest paid	$ 27,914	$ 37,586	$ 43,644
Income taxes paid	4,166	1,871	5,166
Promissory Note issued by Colony in connection with the Resorts Atlantic City Sale	–	–	17,500
Change in fair value of interest rate swap agreements	7,735	25,077	5,503
Equipment acquired under capital lease obligations	–	438	16
Note payable and taxes related to Club Méditerranée (Bahamas) Limited in connection with asset acquisition	18,500	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

Note 1 – Organization and Basis of Presentation

Organization

Kerzner an international resort and gaming company, was incorporated in 1993 under the laws of the Commonwealth of The Bahamas. In these notes to consolidated financial statements, the words "Company," "we," "our" and "us" refer to Kerzner together with its subsidiaries as the context may require.

We are a leading developer and operator of premier destination resorts, luxury resort hotels and gaming properties worldwide. In our destination resort business, we own and operate the Atlantis, Paradise Island resort and casino complex (**Atlantis, Paradise Island**) located in The Bahamas. In our gaming business, we developed and earn revenue from the Mohegan Sun Casino located in Uncasville, Connecticut. Our gaming business also includes the costs associated with the potential development of a casino complex located in the greater London area and in Northampton, United Kingdom. In our luxury resort hotel business, we operate nine beach resorts at locations in Mauritius, the Maldives, Dubai, Mexico, and The Bahamas.

Prior to 25th April, 2001, we owned a resort and casino property in Atlantic City, New Jersey ("Resorts Atlantic City"), and we completed the sale of Resorts Atlantic City to an unaffiliated entity on 25th April, 2001. During 2002, we operated an Internet gaming venture through a subsidiary, Kerzner Interactive Limited ("Kerzner Interactive"). The operations of Kerzner Interactive were discontinued during the first quarter of 2003. As a result, the operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations.

Destination Resorts

The Bahamas

Through certain of our Bahamian subsidiaries, we own and operate Atlantis, Paradise Island, our flagship property. Atlantis, Paradise Island is an ocean-themed destination casino resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island features three interconnected hotel towers, the Royal Tower, the Coral Tower and the Beach Tower. Atlantis, Paradise Island also has a full service marina and an extensive marine environment that includes the world's largest open-air aquarium. We also own and operate a water plant and other improvements on Paradise Island.

In 1999, through one of our Bahamian subsidiaries, we formed a joint venture with Vistana, Inc., now known as Starwood Vacation Ownership (**Starwood Vacation**), a subsidiary of Starwood Hotels and Resorts Worldwide Inc. (**Starwood**), to develop a timeshare project on Paradise Island adjacent to Atlantis, Paradise Island (**Harborside at Atlantis**). Starwood Vacation and the Company each own a 50 per cent. interest in the joint venture. Construction was completed by February, 2001 and sales of the timeshare units began in May 2000. Our share of earnings (losses) from Harborside at Atlantis is included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations. In addition, we earn fees for marketing, administrative and development services provided to Harborside at Atlantis, which are included in management and other fees in the accompanying consolidated statements of operations.

On 27th May, 2003, we announced that we had reached a new Heads of Agreement with the Bahamian Government with respect to the Atlantis, Paradise Island expansion on Paradise Island (the **Phase III Expansion**). The Phase III Expansion is divided into two parts, (**Phase III-A** and **Phase III-B**). Phase III-A began in late 2003 and is expected to be completed in 2005. Phase III-B, if we determine to pursue this phase, would commence in late 2004 and would be expected to be completed in late 2006.

Dubai

On 22nd September, 2003, we announced that we have agreed to form a joint venture with Nakheel LLC, an entity owned by the Government of Dubai, to develop Atlantis, The Palm. The first phase is to include a resort and an extensive water theme park situated on prime beachfront. Atlantis, The Palm will be located on The Palm, Jumeirah, land reclamation project in Dubai, United Arab Emirates. The agreement provides for additional land available for future development.

Gaming

Connecticut

We own a 50 per cent. interest in, and are a managing partner of, Trading Cove Associates (**TCA**), a Connecticut general partnership that developed and, until 1st January, 2000, managed Mohegan Sun, a casino and entertainment complex in Uncasville, Connecticut. TCA managed Mohegan Sun from its opening in October, 1996 to 31st December, 1999 pursuant to a management agreement (the **Management Agreement**). In 1998, the Mohegan Tribe of Indians of Connecticut (the **Mohegan Tribe**) appointed TCA to develop a US$1.0 billion expansion of Mohegan Sun for a development fee of US$14.0 million. In addition, TCA and the Mohegan Tribe entered into an agreement (the **Relinquishment Agreement**) pursuant to which effective 1st January, 2000, TCA turned over management of Mohegan Sun to the Mohegan Tribe. Pursuant to the Relinquishment Agreement, the Management Agreement was terminated and, commencing 1st January, 2000, TCA receives payments of five per cent. of the gross revenues of Mohegan Sun for a 15-year period. For seven years beginning 1st January, 2000, TCA pays us the first US$5.0 million of the profits it receives each year pursuant to the Relinquishment Agreement as a priority payment prior to making *pro rata* distributions to its partners.

As noted above, in 1998, the Mohegan Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino pursuant to a development services agreement (the **TCA Development Agreement**). In turn, TCA subcontracted with an affiliate of the Company pursuant to a subcontract development services agreement (the **Subcontract Agreement**), which was later assigned to the Company. In consideration for the services to be provided under the Subcontract Agreement, TCA pays a fee to the Company. These fees are included within TCA development and other fees in the accompanying consolidated statement of operations. See Note 3 – Summary of Significant Accounting Policies – Revenue Recognition for further discussion.

We are one of two managing partners of TCA. All decisions of the managing partners require the concurrence of us and the other managing partner, Waterford Gaming, L.L.C. In the event of deadlock there are mutual buy-out provisions.

The Company's investment in TCA is reflected within investments in associated companies in the accompanying consolidated balance sheets. Equity earnings from TCA are reflected within relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statement of operations.

One&Only

In December, 2002, we began to operate and market certain of our luxury resort hotels which are managed and/or owned under the "One&Only" brand in connection with our corporate name change. One&Only emphasizes the uniqueness of each of the respective properties in the luxury resort market and consists of a collection of premier properties that primarily operate in the five-star, deluxe end of the resort market. These One&Only managed properties are located in The Bahamas, Mauritius, Dubai, Mexico and the Maldives. We also have three properties under development or renovation, which will be managed as One&Only properties, located in the Victoria & Alfred Waterfront in Cape Town, South Africa, the Kaafu Atoll in the Maldives and in Havana, Cuba. We currently market six of our nine luxury resorts under the One&Only brand.

We manage the resorts in Mauritius, Dubai, the Maldives and Mexico, under long-term management contracts and receive management fees based upon a percentage of the revenues and adjusted gross operating profits of these properties. Such amounts are included in

management and other fees in the accompanying consolidated statements of operations. Our share of earnings or losses from the properties resulting from our ownership interests in Mauritius, the Maldives, and Mexico are included in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations.

The Bahamas

In Paradise Island, The Bahamas, we own and operate the One&Only Ocean Club, a high end luxury resort hotel. In 2000, we completed construction of an addition to the One&Only Ocean Club, as well as Dune, a beachfront restaurant operated by well-known restaurateur Jean-Georges Vongerichten. In addition, we completed the Tom Weiskopf-designed championship Ocean Club Golf Course and Clubhouse, which opened to the public in January, 2001. In connection with the Phase III Expansion, we are currently constructing three luxury villas which we expect to be completed by the summer of 2004.

Mauritius

In Mauritius, we manage and own interests in five beach resorts (**Mauritius Resorts**) including the One&Only Le Saint Géran Hotel, the One&Only Le Touessrok Hotel, La Pirogue, Le CoCo Beach and Sugar Beach Resort Hotel. Through 16th June, 2000, we owned a 22.8 per cent. interest in Sun Resorts Limited (**SRL**"), the company that owns the Mauritius Resorts. Effective 16th June, 2000, SRL issued additional shares of stock under a rights issue in which we did not exercise our rights, effectively reducing our ownership interest to 20.4 per cent. Additionally, during 2003 and 2002, La Pirogue and the One&Only Le Touessrok, respectively, went through a major redevelopment.

The Maldives

In the Maldives, located approximately 600 miles southwest of the southern tip of India, we manage the One&Only Kanuhura Resort & Spa (the **One&Only Kanuhura**), a luxury resort located on Kanuhura Island. Effective 1st August, 2001, we acquired a 25 per cent. ownership interest in Kanuhura for approximately US$3.8 million. Effective 1st January, 2003, we own a 20 per cent. interest in Kanuhura as we sold 20 per cent. of our interest in the One&Only Kanuhura to SRL. During 2002, we entered into management and development agreements for a luxury resort hotel to be constructed in The Maldives, on Medhufinolhu Island in the North Malé Atoll (**Kaafu Atoll**), that we expect to open in 2005.

See Note 16 – *Related Party Transactions – Extension of Mauritius Management Contracts*, for discussion of an agreement with SRL entered into in connection with the management of resorts in Mauritius and the Maldives.

Dubai

In Dubai, we manage the One&Only Royal Mirage. In December, 2002, we completed a major expansion of the One&Only Royal Mirage.

Mexico

In Mexico, we manage and own a 50 per cent. interest in the One&Only Palmilla Resort, a luxury resort located in Baja, Mexico near Cabo San Lucas. During 2002, we acquired our interest in the resort and entered into long-term management and development agreements for the property. In April 2003, the One&Only Palmilla Resort commenced an expansion project that increased the room count and significantly upgraded the amenities and public areas offered by the resort. The expansion was completed in early 2004 and was financed by the One&Only Palmilla Resort through local project financing, which is supported by a US$46.5 million guarantee from Kerzner, and, to a lesser extent, through subordinated advances from Kerzner. See Note 23 – Commitments and Contingencies.

New York

Through Kerzner New York, Inc. (**KNY**), a wholly owned subsidiary, we own 50 per cent. of Trading Cove New York, LLC (**TCNY**), a Delaware limited liability company. TCNY is managed by KNY and Waterford Development New York, LLC. In March, 2001, TCNY entered into a development services agreement (the **TCNY Development Agreement**) with the Stockbridge-Munsee band of Mohican Indians (**Stockbridge-Munsee Tribe**) for the development of a casino project (the **Catskill Project**) in the Catskill region of the State of New York (the **State**). The TCNY Development Agreement was amended and restated in February, 2002. The Stockbridge-Munsee Tribe does not currently have reservation land in the State but is federally recognized and operates a casino on its reservation in Wisconsin. The Stockbridge-Munsee Tribe has land claim litigation pending in the US District Court for the Northern District of New York (the **Court**) against the State to recover lands within the state that it alleges were wrongfully taken from the tribe. The Court had stayed the litigation since April, 1995, but in July, 2003, the Court lifted the stay in an effort to advance the litigation. Presently, there are cross motions for summary judgment filed by the parties concerning procedural jurisdictional issues, which motions are being considered by the Court.

Pursuant to the TCNY Development Agreement, as amended, TCNY will provide preliminary funding, certain financing and exclusive development services to the Stockbridge-Munsee Tribe in conjunction with the Catskill Project. If the Catskill Project is approved, TCNY will earn a fee of 5 per cent. of revenues as compensation for these services, as defined in the Development Agreement, beginning with the opening of the Catskill Project and continuing for a period of twenty years. TCNY has secured land and/or options on approximately 400 acres of property in the Town of Thompson, County of Sullivan (the **County**), of which approximately 333 acres are currently designated for the Catskill Project. In February, 2002, the Tribe filed a Land to Trust Application with the US Department of the Interior, Bureau of Indian Affairs (the **BIA**), for the Catskill Project site properties. Should the BIA approve the Land to Trust Application and the Stockbridge-Munsee Tribe obtain other required approvals, the land could be taken into trust by the Federal Government on behalf of the Stockbridge-Munsee Tribe for the purpose of conducting Class III Gaming.

In October, 2001, the State enacted legislation authorizing up to three Class III Native American casinos in the counties of Sullivan and Ulster and three Native American casinos in western New York pursuant to Tribal State Gaming Compacts to be entered into by the State and applicable Native American tribes (Chapter 383 of the Laws of 2001). In January, 2002, a lawsuit was filed in the Supreme Court of the State of New York (the **Supreme Court**) (Index No. 719-02) by various plaintiffs against New York Governor George Pataki, the State of New York and various other defendants alleging that Chapter 383 of the Laws of 2001 violates the New York State Constitution. Motions to dismiss the litigation were filed in April, 2002. In July, 2003, the Supreme Court issued a ruling upholding the validity of Chapter 383 of the Laws of 2001. The plaintiffs have appealed that decision to the Appellate Division of the New York Supreme Court.

In January, 2002, the Stockbridge-Munsee Tribe entered into an agreement with the County pursuant to which the Stockbridge-Munsee Tribe will make certain payments to the County to mitigate any potential impacts the Project may have on the County and other local government subdivisions within the County. The payments will not commence until after the opening of the Catskill Project.

The Catskill Project is contingent upon the receipt of numerous federal, state and local approvals by the Stockbridge-Munsee Tribe, including the execution of a Class III Gaming Compact with the State, which approvals are beyond the control of TCNY. The State has yet to enter into negotiations with the Stockbridge-Munsee Tribe to settle the tribe's land claim nor has the State engaged in compact negotiations with the tribe to establish a casino in the State. We can make no representation as to whether any of the required approvals will be obtained by the Stockbridge-Munsee Tribe or whether the project will be completed.

The Company's investment in TCNY is reflected within investments in associated companies in the accompanying consolidated balance sheets.

Note 2 – Restatement and Reclassifications

Subsequent to the issuance of its 31st December, 2002 consolidated financial statements, the Company determined that it was necessary to restate its consolidated financial statements as of 31st December, 2002 and for the two years then ended.

During 2003, the Company reviewed the accounting treatment with respect to the disposition of Resorts Atlantic City in 2001. The Company completed the sale of Resorts Atlantic City on 25th April, 2001 (see Note 4 – Business Acquisitions and Dispositions, Sale of Resorts Atlantic City in the accompanying notes to consolidated financial statements). The financial results of Resorts Atlantic City from the period 1st January, 2001 to 24th April, 2001 were previously excluded from our reported consolidated statement of operations for the year ended 31st December, 2001. In connection with the restatement, the accompanying consolidated statement of operations for the year ended 31st December, 2001 now includes Resorts Atlantic City's financial results from 1st January, 2001 to 24th April, 2001. The net loss incurred by Resorts Atlantic City for the period from 1st January, 2001 to 24th April, 2001 of US$4.9 million is included within the accompanying consolidated statement of operations together with a gain on net assets held for sale, resulting in no impact on consolidated net income for the year ended 31st December, 2001 from this adjustment.

The Company has also made certain reclassifications and adjustments related to its investment in TCA. As the Company accounts for its investment in TCA under the equity method of accounting, the Company has reclassified amounts related to its investment in TCA as of 31st December, 2002 and 2001 that had previously been included in deferred charges and other assets and due from affiliates-current to investment in associated companies in the accompanying consolidated balance sheets in order to properly state our investment in TCA. We record equity income from TCA in "relinquishment fees – equity earnings in TCA" as a component of operating income in the accompanying consolidated statements of operations. Amounts earned under the TCA Development Agreement are included in "TCA development and other fees" in the accompanying consolidated statements of operations. The Company has reclassified such amounts previously reported within management and other fees to relinquishment fees – equity earnings in TCA and TCA development and other fees due to the significance of the amounts earned from TCA and to reclassify the equity earnings from TCA from revenues to a component of operating income. In addition, during the years ended 31st December, 2002 and 2001, we made adjustments to relinquishment fees in order to properly state the amount of equity earnings from TCA as a result of the impact on our consolidated financial statements from the restatement of TCA's financial statements. The restatement of TCA's financial statements was announced on 21st May, 2003 and the primary effect of the restatement was to recognize as an expense certain contractual liabilities owed to its partners and their affiliates for prior services performed under contract. Such adjustments included a reclassification from amortization expense in order to properly state our earnings from TCA.

The Company has also made certain other adjustments and reclassifications to its historically reported consolidated balance sheets and statements of operations. With respect to the consolidated statements of operations, these other adjustments include reclassifying the Company's equity loss from TCNY from selling, general and administrative expenses to equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations for the year ended 31st December, 2001, adjustments made to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses, partially offset by a correction of bad debt expense.

Certain other balance sheet adjustments and reclassifications as of 31st December, 2002 and 2001 include the reclassification of certain employee notes receivable from trade receivables to deferred charges and other assets, the reclassification of certain affiliated receivables from trade receivables to due from affiliates, an adjustment to correct for the overstatement of the allowance for doubtful accounts, an adjustment to land to correct the carrying value of certain land improperly recorded at the time of land acquisition in 1996 and adjustments to accounts payable and accrued liabilities

primarily related to the elimination of certain liabilities originally established at the time of land acquisition in 1996.

The following table details the prior period cumulative effect on retained earnings, that was primarily a result of the under recording of depreciation expense and the effect of the adjustments on our consolidated financial statements from the TCA restatement.

Reconciliation of Accumulated Deficit

(in thousands of US dollars)	
Beginning retained earnings 31st December, 2000, as previously reported	$ 129,321
Prior period adjustment	(4,746)
Beginning retained earnings at 31st December, 2000, as restated	$ 124,575

The Company has made other reclassifications to its consolidated financial statements in addition to those resulting from the restatement. Other reclassifications include the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses in order to conform to our 2003 presentation. Further, pursuant to the adoption of Statement of Financial Accounting Standards (**SFAS**) No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections", the Company has reclassified the US$20.5 million extraordinary loss related to the early extinguishment of our 8⅝ per cent. Senior Subordinated Notes and our 9 per cent. Senior Subordinated Notes recognized during the year ended 31st December, 2002 to other expense in the accompanying consolidated statements of operations.

Also, we have made certain changes with respect to our presentation of the operating results for Kerzner Interactive. During the first quarter of 2003, the Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive. The operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations based on the decision in the first quarter of 2003 to discontinue that business.

The consolidated financial statements for the years ended 31st December, 2002 and 2001 have been restated to incorporate these adjustments and reclassifications. The following tables are comparisons of the Company's consolidated balance sheet as of 31st December, 2002 and the consolidated statements of operations for the years ended 31st December, 2002 and 2001, as previously reported and as restated.

Consolidated balance sheet as at 31st December, 2002

In thousands of US dollars	As Previously Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 34,012	$ –	$ 34,012
Restricted cash	4,842	–	4,842
Trade receivables, net	44,971	(1,857)(a)	43,114
Due from affiliates	28,042	(7,029)(b)	21,013
Inventories	8,969	–	8,969
Prepaid expenses and other assets	14,312	–	14,312
Total current assets	135,148	(8,886)	126,262
Property and equipment, net	1,128,375	(16,000)(c)	1,112,375
Notes receivable	13,720	–	13,720
Due from affiliates – non-current	24,379	–	24,379
Deferred tax asset, net	6,119	–	6,119
Deferred charges and other assets, net	35,098	1,200(d)	36,298
Investment in associated companies	66,939	8,947(e)	75,886
Total assets	$ 1,409,778	$ (14,739)	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current maturities of long-term debt	$ 275	$ –	$ 275
Accounts payable and accrued liabilities	156,171	(10,447)(f)	145,724
Capital creditors	1,538	–	1,538
Total current liabilities	157,984	(10,447)	147,537
Deferred revenue	18,028	–	18,028
Other long-term liabilities	2,697	–	2,697
Long-term debt, net of current maturities	497,756	–	497,756
Total liabilities	676,465	(10,447)	666,018
Shareholders' equity:			
Ordinary shares, $.001 par value	35	–	35
Capital in excess of par	703,050	–	703,050
Retained earnings	201,131	(4,292)(g)	196,839
Accumulated other comprehensive loss	(8,134)	–	(8,134)
	896,082	(4,292)	891,790
Treasury stock	(162,769)	–	(162,769)
Total shareholders' equity	733,313	(4,292)	729,021
Total liabilities and shareholders' equity	$ 1,409,778	$ (14,739)	$ 1,395,039

(a) Amount relates to the reclassification of certain employee notes receivable to deferred charges and other assets as a result of the long-term nature of these notes receivable, certain amounts related to Harborside at Atlantis, reclassified to due from affiliates in order to properly classify this as an affiliated receivable and an adjustment to correct for the overstatement of the allowance for doubtful accounts.

(b) Amount relates to the reclassification of TCA relinquishment fees from due from affiliates to investment in associated companies in order to properly state our investment in TCA, the reclassification of amounts due from Harborside at Atlantis as discussed in (a) and an adjustment to correct for the overstatement of an allowance on an amount due from an affiliate.

(c) Amount reflects the correction of the carrying value of certain land improperly recorded at the time of land acquisition in 1996.

(d) Amount relates to the reclassification of certain employee notes receivable from trade receivables, net as a result of the long-term nature of these notes receivable and the reclassification of amounts related to TCA from deferred charges and other assets, net in order to properly state our investment in TCA.

(e) Amount relates to the reclassification of amounts related to TCA from deferred charges and other assets, net, as discussed in (d) and from due from affiliates as discussed in (b) in order to properly state our investment in TCA.

(f) Amount primarily relates to the elimination of certain liabilities improperly established at the time of land acquisition in 1996.

(g) The following table describes the components of the cumulative effect on retained earnings (in thousands of U.S. dollars):

Cumulative beginning retained earnings adjustment at 1st January, 2001	$ (4,746)
2001 net income adjustments	1,005
2002 net income adjustments	(551)
	$ (4,292)

B. Consolidated statement of operations for the year ended 31st December, 2002

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Revenues:				
Gaming	$ 130,669	$ –	$ (753)(a)	$ 129,916
Rooms	184,776	–	–	184,776
Food and beverage	131,377	–	–	131,377
Tour operations	41,063	–	–	41,063
TCA development and other fees	–	–	1,326(b)	1,326
Management and other fees	41,305	–	(30,909)(b)	10,396
Other revenues	65,618	–	–	65,618
Insurance recovery	1,100	–	–	1,100
Gross revenues	595,908	–	(30,336)	565,572
Less: promotional allowances	(22,210)	–	–	(22,210)
Net revenues	573,698	–	(30,336)	543,362
Cost and expenses:				
Gaming	65,644	–	(1,898)(a)	63,746
Rooms	33,381	–	–	33,381
Food and beverage	88,560	–	–	88,560
Tour operations	36,767	–	–	36,767
Other operating expenses	80,888	228(e)	–	81,116
Selling, general and administrative	92,916	1,176(c)	4,050(f) (6,682)(a)	91,460
Corporate expenses	32,964	313(c)	(4,050)(f)	29,227
Depreciation and amortization	56,306	(480)(d)	(340)(a)	55,486
Restructuring reversal	(1,000)	–	–	(1,000)
Cost and expenses	486,426	1,237	(8,920)	478,743

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Relinquishment fees – equity earnings in TCA	–	458(b)	29,583(b)	30,041
Income (loss) from operations	87,272	(779)	8,167	94,660
Other income (expense):				
Interest income	3,525	–	(106)(a)	3,419
Interest expense, net of capitalization	(39,104)	–	–	(39,104)
Equity in losses of associated companies	(5,209)	–	–	(5,209)
Gain on settlement of territorial and other disputes	14,459	–	–	14,459
Loss on early extinguishment of debt	–	–	(20,525)(g)	(20,525)
Other, net	(168)	228(e)	–	60
Other expense, net	(26,497)	228	(20,631)	(46,900)
Income (loss) from continuing operations before provision for income taxes	60,775	(551)	(12,464)	47,760
Provision for income taxes	(96)	–(h)	–	(96)
Income (loss) from continuing operations	60,679	(551)	(12,464)	47,664
Extraordinary loss on early extinguishment of debt, net of income tax Effect	(20,525)	–	20,525(g)	–
Loss from discontinued operations, net of income tax effect	–	–	(8,061)(a)	(8,061)
Net income (loss)	$ 40,154	$ (551)	$ –	$ 39,603
Basic earnings per share				
Income from continuing operations	$ 2.18			$ 1.71
Extraordinary loss on early extinguishment of debt	(0.74)			–
Loss from discontinued operations	–			(0.29)
Earnings per share – basic	$ 1.44			$ 1.42
Weighted average number of shares outstanding – basic	27,891			27,891

In thousands of US dollars except per share data	As Previously Reported	Restatement Adjustments	Discontinued Operations, SFAS 145 and Reclass-ifications	As Restated
Diluted earnings (loss) per share				
Income (loss) from continuing operations	$ 2.13			$ 1.67
Extraordinary loss on early extinguishment of debt	(0.72)			–
Loss from discontinued operations	–			(0.28)
Earnings per share – diluted	$ 1.41			$ 1.39
Weighted average number of shares outstanding – diluted	28,544			28,544

(a) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified its results of operations, including US$0.8 million and US$1.9 million of gaming revenue and expenses, respectively, for the year ended 31st December, 2002 to loss from discontinued operations. In addition, US$6.7 million of selling, general and administrative expenses, US$0.3 million of depreciation and amortization and US$0.1 million of interest income have been reclassified to loss from discontinued operations, net of income tax effect.

(b) Reclassification of US$29.6 million of relinquishment fees – equity earnings in TCA, US$1.3 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA from revenues to a component of operating income. In addition, an adjustment of US$0.5 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses and corporate expenses in order to correct for the understatement of operating expenses partially offset by a correction of bad debt expense.

(d) Amount represents a US$0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the restatement of TCA.

(e) Amount represents adjustment to appropriately classify loss on sale of fixed assets from other expense, net to other operating expenses.

(f) Amount represents the reclassification of certain expenses from corporate expenses to selling, general and administrative expenses which have been made to conform to our 2003 presentation.

(g) Reclassification of the extraordinary loss on early extinguishment of our 8⅝ per cent. Senior Subordinated Notes and our 9 per cent. Senior Subordinated Notes from extraordinary loss to other expense in connection with the adoption of SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" in the first quarter of 2003. The applicable net income tax effect was US$0.

(h) There was no impact on income taxes due to the effect of the above adjustments.

C. Consolidated statement of operations for the year ended 31st December, 2001

In thousands of US dollars except per share data	As Previously Reported	Resorts International Hotel, Inc. Results 1st Jan, 2001 to 24th April, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Revenues:					
Gaming	$ 116,490	$ 72,417	$ –	$ –	$ 188,907
Rooms	176,573	3,996	–	–	180,569
Food and beverage	121,415	6,977	–	–	128,392
Tour operations	36,348	–	–	–	36,348
Real estate related	9,771	–	–	–	9,771
TCA development and other fees	–	–	–	2,873(b)	2,873
Management and other fees	36,806	–	–	(27,396)(b)	9,410
Other revenues	56,416	1,523	–	–	57,939
Insurance recovery	2,000	–	–	–	2,000
Gross revenues	555,819	84,913	–	(24,523)	616,209
Less: promotional allowances	(22,778)	(17,995)	–	–	(40,773)
Net revenues	533,041	66,918	–	(24,523)	575,436
Cost and expenses:					
Gaming	60,444	35,987	–	–	96,431
Rooms	29,625	913	–	–	30,538
Food and beverage	82,856	3,639	–	–	86,495
Tour operations	32,041	–	–	–	32,041
Other operating expenses	80,094	8,292	760(e)	–	89,146
Real estate related	2,865	–	–	–	2,865
Selling, general and administrative	80,206	10,492	(785)(c) (849)(i)	–	89,064
Corporate expenses	25,106	–	–	–	25,106
Depreciation and amortization	51,490	5,325	(5,805)(d)	–	51,010
Restructuring costs	5,732	–	–	–	5,732
Pre-opening expenses	6,904	–	–	(4,624)(f)	2,280
Gain on net assets held for sale	–	–	(2,232)(g)	–	(2,232)
Cost and expenses	457,363	64,648	(8,911)	(4,624)	508,476
Relinquishment fees – equity earnings in TCA	–	–	(260)(b)	24,523(b)	24,263
Income from operations	75,678	2,270	8,651	4,624	91,223
Other income (expense):					
Interest income	7,471	510	(2,664)(h)	(16)(f)	5,301
Interest expense, net of capitalization	(52,702)	(7,673)	–	–	(60,375)
Equity in earnings (losses) of associated companies	3,059	–	(849)(i)	–	2,210
Other, net	(760)	–	760(e)	–	–
Other expense, net	(42,932)	(7,163)	(2,753)	(16)	(52,864)
Income (loss) from continuing operations before provision for income taxes	32,746	(4,893)	5,898	4,608	38,359
Provision for income taxes	(1,090)	–	–(k)	–	(1,090)
Income from continuing operations	31,656	(4,893)	5,898	4,608	37,269

In thousands of US dollars except per share data	As Previously Reported	Resorts International Hotel, Inc. Results 1st Jan, 2001 to 24th April, 2001(a)	Restatement Adjustments	Discontinued Operations and Reclassifications	As Restated
Loss from discontinued operations, net of income tax effect	–	–	–	(4,608)(f)	(4,608)
Net income (loss)	$ 31,656	$ (4,893)(j)	$ 5,898	–	$ 32,661
Basic earnings per share:					
Income from continuing operations	$ 1.18				$ 1.39
Loss from discontinued operations, net of income tax effect	–				(0.18)
Earnings per share – basic	$ 1.18				$ 1.21
Weighted average number of shares outstanding – basic	26,885				26,885
Diluted earnings per share:					
Income from continuing operations	$ 1.14				$ 1.34
Loss from discontinued operations, net of income tax effect	–				(0.17)
Earnings per share – diluted	$ 1.14				$ 1.17
Weighted average number of shares outstanding – diluted	27,826				27,826

(a) Amounts represent the operating results of Resorts International Hotel, Inc. (RIH) for the period from 1st January, 2001 to 24th April, 2001, as reported in Colony RIH Holdings, Inc.'s Form 10-K for the year ended 31st December, 2002, in order to reflect the sale of Resorts Atlantic City on 25th April, 2001. The Company previously reflected the sale as of 31st December, 2000. Following the closing of the transaction on 25th April, 2001, Colony RIH Holdings, Inc. became the indirect 100 per cent. owner of all of the capital stock of RIH, which owns and operates Resorts Atlantic City.

(b) Amount represents the reclassification of US$27.4 million of relinquishment fees – equity earnings in TCA, US$2.9 million of development and other fees earned from TCA to segregate these fees from management and other fees due to the significance of the amounts earned from TCA and to reclassify the equity in earnings from TCA revenues to a component of operating income. In addition, an adjustment of US$0.3 million is reflected in order to properly state the amount of equity earnings in TCA earned as a result of the impact on our consolidated financial statements from the TCA restatement.

(c) Amounts represent adjustments to selling, general and administrative expenses to correct for the overstatement of certain operating expenses.

(d) As Resorts Atlantic City was classified as an asset held for sale, the Company ceased depreciation and amortization of its long-lived assets as of 31st December, 2000, and accordingly, the expense is offset against the net loss incurred from the period 1st January, 2001 to 24th April, 2001. In addition, this amount includes a US$0.5 million reduction to amortization expense in order to properly state our investment in TCA as a result of the impact on our consolidated financial statements from the TCA restatement.

(e) Amount represents an adjustment to appropriately classify loss on sale of fixed assets from other expense, net to income from operations.

(f) In connection with the discontinuation of Kerzner Interactive during the first quarter of 2003, the Company has reclassified the results of operations of Kerzner Interactive, including US$4.6 million of pre-opening expenses and US$16 thousand of interest income, to loss from discontinued operations, net of income tax effect.

(g) Adjustment relates to the recording of the gain on net assets held for sale resulting from the inclusion of the operating results of RIH, as discussed in (a). The following table summarizes the components of the gain on net assets held for sale (in thousands of U.S. dollars):

Net loss of Resorts(j)	$	(4,893)
Depreciation and amortization(d)		5,325
Interest income(h)		(2,664)
Gain on net assets held for sale	$	(2,232)

(h) During the period 1st January, 2001 to 24th April, 2001, the Company recognized approximately US$2.7 million of interest income earned from Colony in connection with the sale of Resorts. This amount is offset against the net loss incurred by Resorts for the period from 1st January, 2001 to 24th April, 2001 and has reduced interest income as previously reported by Kerzner.

(i) Adjustment relates to the reclassification of Trading Cove New York equity in losses from selling, general and administrative expenses to equity in earnings (losses) of associated companies.

(j) Net loss of RIH from the period 1st January, 2001 to 24th April, 2001, as reported in Colony RIH Holding Inc.'s Form 10-K for the year ended 31st December, 2002.

(k) There was no impact on income taxes due to the effect of the above adjustments.

Note 3 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kerzner and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and costs and expenses during the reporting period. On a regular basis, management evaluates its estimates. Actual results could differ from those estimates.

We provide allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, we are required to make certain estimates and assumptions. Accruals for potential liabilities related to any lawsuits or claims brought against us, calculation of inventory reserves, fair values of financial instruments and guarantees, calculation of income tax liabilities and contingencies, valuation allowance on deferred tax assets and other liabilities require that we apply significant judgment in determining the appropriate assumptions for use in the calculation of financial estimates. We also must estimate the useful lives assigned to our assets. Actual results may differ from these estimates and assumptions.

Cash Equivalents and Restricted Cash

We consider all of our short-term money market securities purchased with original maturities of three months or less at the time of purchase to be cash equivalents. For all periods presented, restricted cash primarily relates to letters of credit for one of our tour operators and a certificate of deposit associated with our revolving credit facility.

Trade receivable and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At 31st December, 2003, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of 31st December, 2003, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

Inventories are carried at the lower of cost (on a first-in, first-out basis) or market value. Inventories consist primarily of food and beverages, operating supplies, retail and other items. Provisions are made, as necessary, to reduce excess or obsolete inventories to their estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the improvements.

Buildings	40 years
Land improvements	14 years
Furniture, machinery and equipment	3-10 years

Expenditures for renewals and betterments which increase the estimated useful life or capacity of the assets are capitalized; expenditures for repairs and maintenance are expensed when incurred. Gains or losses on dispositions of property and equipment are included in other operating expenses in the accompanying consolidated statements of operations.

Construction in progress relates to assets not yet placed in service and as such, are not currently being depreciated.

Long-Lived Assets

We review our long-lived assets and certain identifiable intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If changes in circumstances indicate that the carrying amount of an asset that we expect to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying value of the asset, the carrying value of the long-lived asset will be reduced by the amount which the carrying value exceeds fair value. We do not believe that any such changes have occurred except as a result of the Resorts Atlantic City Sale and the Atlantic City Option, as discussed in Note 4 – Business Acquisitions and Dispositions.

Deferred Charges and Other Assets

Deferred charges and other assets primarily consist of the fair value of our interest rate swaps, as discussed in Note 25 – Fair Value of Financial Instruments, and debt issuance costs, as discussed in Note 10 – Deferred Charges and Other Assets. The Company incurs discounts, structuring fees and other costs in connection with its issuance of debt and in connection with its amended credit facility. Debt issuance costs are capitalized when incurred and amortized to interest expense based on the anticipated debt maturities using the straight-line method, which approximates the effective interest method. Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. This balance also includes long-term prepaid rent amounts relating to a lease entered into during 2002 in connection with the relocation of our office in Plantation, Florida and a deposit and direct costs incurred in connection with the acquisition of a casino license related to development projects in the United Kingdom.

Investments in Associated Companies

Investments in associated companies represent investments in which the Company maintains an interest in excess of 20 per cent. but less than or equal to 50 per cent. and has significant influence over the investees. These investments are accounted for in accordance with the equity method of accounting, under which each such investment is reported at cost plus the Company's proportionate share of the income or loss, less dividends received, of such investee since its acquisition. Equity in earnings (losses) of associated companies include such proportionate share of income or loss.

Goodwill

Effective 1st January, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets" which resulted in the cessation of the amortization of goodwill. Prior to this date, our goodwill was amortized on a straight-line basis over 40 years. Goodwill related to certain investments in associated companies is included in the accompanying consolidated balance sheets and was US$7.9 million as of 31st December, 2003 and 2002. Equity in earnings of associated companies for the year ended 31st December, 2001 is net of US$0.3 million of amortization expense related to such goodwill. The table below illustrates what the impact to the consolidated statements of operations would have been if the provisions of SFAS 142 were applied to all periods presented.

	For the Year Ended 31st December,		
	2003	2002	2001
Net income, as reported	$ 71,572	$ 39,603	$ 32,661
Amortization of goodwill relating to investments in associated companies	–	–	300
Adjusted net income	$ 71,572	$ 39,603	$ 32,961

	For the Year Ended 31st December,		
Basic earnings per share:	**2003**	**2002**	**2001**
Earnings per share, as reported	$ 2.50	$ 1.42	$ 1.21
Amortization of goodwill relating to investments in associated companies	–	–	0.01
Adjusted earnings per share	$ 2.50	$ 1.42	$ 1.22

	For the Year Ended 31st December,		
Diluted earnings per share:	**2003**	**2002**	**2001**
Earnings per share, as reported	$ 2.44	$ 1.39	$ 1.17
Amortization of goodwill relating to investments in associated companies	–	–	0.01
Adjusted earnings per share	$ 2.44	$ 1.39	$ 1.18

Capital Creditors

Capital creditors represents amounts due to vendors for capital improvement and construction related projects.

Fair Value of Guarantees

In connection with the adoption of Financial Accounting Standards Board (**FASB**) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (**FIN 45**), on 1st January, 2002 we recognize, at the inception of a guarantee, a liability equal to an estimate of the guarantee's fair value for the obligations we have undertaken in issuing a guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. See Note 23 – Commitments and Contingencies – Guarantees for fair value of guarantees recognized.

Accumulated Other Comprehensive Loss

Financial statements of foreign entities in which the Company maintains an investment are prepared in their respective local currencies and translated into US dollars at the current exchange rates for assets and liabilities and an average rate for the year for revenues and expenses. Net gains or losses resulting from the translation of foreign financial statements are charged or credited to the currency translation adjustment component of accumulated other comprehensive loss. Other comprehensive income (loss) have no tax impact as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

Treasury Stock

Ordinary shares, which were repurchased and held in treasury, are stated at cost in the accompanying consolidated balance sheets.

Revenue Recognition

We recognize the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenues.

Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until services are provided to the customer. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. (See **Promotional Allowances** below for further discussion.)

Revenues and expenses from tour operations include the sale of travel and leisure packages and are recognized at the time of departure. Amounts collected in advance from guests are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities until such amounts are earned.

Real estate related revenues from the sale of luxury home sites at Ocean Club Estates on Paradise Island are recognized upon delivery of the completed lots to the purchasers at closing. Deposits collected in advance of closing are deferred and included in customer deposits and unearned revenues within accounts payable and accrued liabilities.

TCA development and other fees include amounts earned from the TCA Development Agreement and certain guaranteed payments earned from TCA.

Based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners, the Company includes relinquishment fees within relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations.

Revenue generated from construction services performed pursuant to the terms of the TCA Development Agreement and other development agreements is recognized on the percentage-of-completion basis in accordance with SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The percent complete and the amount earned at the end of each accounting period is determined by the percentage of costs incurred at the end of each period pursuant to estimated total costs to complete the contract.

Management, development and other fees include amounts charged to unconsolidated affiliates for hotel management, executive management and project consulting and are recorded when earned.

Other revenues primarily represent incidental revenues generated from hotel operations at Atlantis, Paradise Island including the marina, the golf course, retail shops, and rental income from retail establishments located within the hotel. Other revenues also include the annual contribution payment related to a settlement with a majority shareholder. For additional information see Note 20 – Gain on Settlement of Territorial and Other Disputes.

Insurance recovery represents proceeds received for business interruption amounts relating to Hurricane Michelle, which are recorded when realized.

Promotional Allowances

On 1st January, 2001, the Company changed its method of accounting for customer incentives at Resorts Atlantic City to conform to Emerging Issues Task Force Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (**EITF 01-9**). The impact of this adoption in 2001 was US$6.3 million of Resorts Atlantic City customer incentives being reclassified from gaming cost and expenses to promotional allowances and US$4.2 million of such customer incentives being reclassified from net gaming revenues to promotional allowances.

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming cost and expenses as follows:

	For the Year Ended 31st December,		
	2003	**2002**	**2001**
Rooms	$ 2,363	$ 2,373	$ 5,209
Food and beverage	6,727	6,428	11,066
Other	441	426	1,359
	$ 9,531	$ 9,227	$ 17,634

Advertising Expense

We expense advertising costs as incurred. Advertising expense was US$16.1 million, US$15.8 million, and US$12.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Pre-opening expenses are charged to expense as incurred. For the year ended 31st December, 2001, pre-opening expenses were US$2.3 million and related to the expansion of the Ocean Club Golf Course on Paradise Island. During the years ended 31st December, 2003 and 2002, we did not incur any pre-opening expenses.

Foreign Currency

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended 31st December, 2003, 2002 and 2001.

The financial statements of our equity method investees and certain subsidiaries are translated from their local currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of accumulated other comprehensive income (loss) in shareholders' equity in the accompanying consolidated balance sheets. Upon sale or liquidation of our investments, the translation adjustment would be reported as part of the gain or loss on sale or liquidation.

Costs of Management and Development Agreements

The Company expenses any costs incurred relating to the pursuit of business acquisitions while the potential acquisition process is ongoing. Whenever the Company enters into a definitive agreement in connection with a management or development agreement, any direct incremental costs are deferred and amortized to expense over the period of the underlying agreements. Such costs are deferred only when the income on such contracts is expected to exceed the related costs incurred. Deferred contract acquisition costs are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed capital. Capitalization of interest ceases when a project is substantially complete or construction activities are no longer underway. The amounts capitalized during the years ended 31st December, 2003, 2002 and 2001 were US$0.4 million, US$0.2 million and US$1.1 million, respectively.

Gain on Replacement of Damaged Assets

Gain on replacement of damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle.

Minority Interest

Effective 1st January, 2003, we entered into an agreement with SRL to form a new company for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. SRL initially will own 20 per cent. of the new entity, to be known as One&Only (Indian Ocean) Management Limited (**One&Only Management**), and we will own the remaining 80 per cent.. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009 for no consideration, at which time SRL will own 50 per cent. of One&Only Management. As of and for the year ended 31st December, 2003, we have consolidated One&Only Management, with SRL's 20 per cent. interest in the operations of One&Only Management reflected as a minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within the accompanying 2003 consolidated balance sheet.

Income Taxes

We are subject to income taxes in certain jurisdictions in which we conduct business. Accordingly, the accompanying consolidated statements of operations include a provision for income taxes based on prevailing tax laws of those jurisdictions.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations (shares in thousands):

In thousands of US dollars	For the Year Ended 31st December, 2003	2002	2001
Weighted average shares used in basic computations	28,575	27,891	26,885
Dilutive stock options and restricted shares outstanding . .	802	653	941
Weighted average shares used in diluted computations . .	29,377	28,544	27,826

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of operations. The effect of certain options and restricted shares was not included in the computation of diluted earnings per share in 2003, 2002 and 2001 because their effect would have been anti-dilutive. The number of options not included in the computation for the years 2003, 2002 and 2001 were 2.2 million, 1.3 million, and 2.0 million, respectively.

Stock-Based Compensation

We have elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as interpreted in FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 (**SFAS 123**).

Accordingly, we have not recognized any compensation expense for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant. The fair value of options granted during 2003, 2002 and 2001 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions. The weighted average fair value of options granted in 2003, 2002 and 2001 was US$12.44, US$7.53, and US$9.64, respectively.

	For the Year Ended 31st December, 2003	2002	2001
Risk-free interest rate	3.2%	4.7%	4.7%
Expected volatility	37.2%	37.3%	37.3%
Expected life of options in years	4-5	4-5	4-5
Expected dividend yield	–	–	–

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Net income, as reported	$ 71,572	$ 39,603	$ 32,661
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	3,699	6,448	10,051
Pro forma net income	$ 67,873	$ 33,155	$ 22,610
Earnings per share:			
Basic – as reported	$ 2.50	$ 1.42	$ 1.21
Basic – pro forma	$ 2.38	$ 1.19	$ 0.84
Diluted – as reported	$ 2.44	$ 1.39	$ 1.17
Diluted – pro forma	$ 2.31	$ 1.16	$ 0.81

Derivative Financial Instruments

The Company's derivatives consist of interest rate swap agreements used to manage the impact of interest rate changes on our long-term debt obligations and have been accounted for as fair value hedges in accordance with FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (**SFAS 133**).

Reclassifications

Certain amounts included in the prior years consolidated financial statements have been reclassified to conform with the current year's presentation. See Note 2 – Restatement and Reclassifications for further discussion.

Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In December, 2003, the FASB issued revised Interpretation No. 46R, "Consolidation of Variable Interest Entities" (**FIN 46R**). This interpretation of Accounting Research Bulletin 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity's activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses. This interpretation applies immediately to variable interest entities created after 31st December, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.

The provisions of FIN 46R are required to be applied to an interest held in a variable interest entity, commonly referred to as a special purpose entity, at the end of the first reporting period ending after 15th December, 2003. Application to all entities is required in financial statements for periods ending after 15th March, 2004. We have determined that the One&Only Palmilla, in which we have a 50 per cent. equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50 per cent. of the entity, resulting in us being the primary beneficiary of the entity. We expect to consolidate the results of operations

of the One&Only Palmilla into our consolidated statements of operations for the quarter ended March, 2004.

See Note 4 – Business Acquisitions and Dispositions and Note 19 – Investments In and Equity in Earnings (Losses) in Associated Companies for more information on the One&Only Palmilla.

Note 4 – Business Acquisitions and Dispositions

Kerzner Interactive Disposition

Through a wholly owned subsidiary, the Company previously owned and operated Kerzner Interactive, an online Internet gaming site. Kerzner Interactive allowed play only in jurisdictions that permitted online gaming and, as these jurisdictions have become more restrictive in their acceptance of play, the market size has been reduced and competition has intensified. Without the potential for expansion into other markets, including the United States, the outlook for new business substantially decreased. As a result, during the first quarter of 2003, the Company discontinued the operations of Kerzner Interactive.

On 15th February, 2002, the Company entered into an agreement with Station Casinos, Inc. **(Station)**, pursuant to which Station agreed to purchase a 50 per cent. interest in Kerzner Interactive. The companies later renegotiated the original agreement such that Station purchased an option from us in July, 2002 for US$4.5 million to buy a 50 per cent. interest in Kerzner Interactive. As of 31st December, 2002, the option payment is included within accounts payable and accrued liabilities in the accompanying consolidated financial statements. The Company and Station mutually agreed to terminate this transaction in January, 2003. As a result, the US$4.5 million non-refundable deposit was recognized as income during the first quarter of 2003 and was offset by net losses incurred while winding down the operations of the business, including the write-down of net assets and other associated costs.

The operating results of Kerzner Interactive for the years ended 31st December, 2002 and 2001 are as follows and have been reclassified to loss from discontinued operations, net of income tax effect in the accompanying consolidated statements of operations:

	For the Years Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Revenues	$ –	$ 753	$ –
Expenses	(3,195)	(8,921)	(4,624)
Other income	4,500	107	16
Net income (loss)	$ 1,305	$ (8,061)	$ (4,608)

As of 31st December, 2003 and 2002, the assets and liabilities of Kerzner Interactive were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Cash and cash equivalents	$ 260	$ 6,043
Restricted cash	–	3,322
Other current assets	–	427
Non-current assets	–	963
Current liabilities	78	8,838

World Leisure Holidays Acquisition

Effective 1st January, 2003, we acquired 100 per cent. of the voting equity interests of World Leisure Holidays, Inc. **(WLH)**, a tour operator located in South Africa to support our One&Only business, particularly the SRL properties and the One&Only Kanuhura. We paid US$0.6 million to SRL to acquire WLH, which amount approximated both its fair value and net book value at the date of acquisition, resulting in the recognition of no goodwill. WLH results for the year ended 31st December, 2003 are included in the consolidated statement of operations. The pro-forma

effect of this acquisition to the results of operations as of 31st December, 2003, 2002 and 2001 was insignificant. There were no contingent payments, options or commitments and there was no purchased research and development assets with this acquisition.

As of 1st January, 2003, the assets and liabilities of WLH were as follows:

In thousands of US dollars		
Cash and cash equivalents	**$**	**1,990**
Other current assets		**416**
Non-current assets		**55**
Current liabilities		**1,813**
Non-current liabilities		**–**

UK Development Project and Acquisition of Casino License

In April, 2003, we made a US$4.0 million payment as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK and the granting of applicable gaming board, licensing, planning and council permissions. We also made a US$1.3 million and US$0.8 million payment for the acquisition of a casino license and land, respectively, in Northampton, England.

Palmilla Acquisition

On 12th September, 2002, we acquired a 50 per cent. ownership interest in the 115-room Palmilla Resort, a deluxe, five-star property located near Cabo San Lucas in Baja, Mexico, for approximately US$40.8 million, including direct acquisition costs. This acquisition was funded through a combination of cash on hand and borrowings under our revolving credit facility as part of our strategy to expand our luxury resort business. In connection with the purchase, we entered into long-term management and development contracts related to the property that will expire in 2022. As part of the operating agreement, the owner has the right to require us to acquire the remaining 50 per cent. interest from the owner for a price of US$36.3 million, plus 50 per cent. of Palmilla's working capital, with the price subject to adjustment, as defined in the purchase agreement, during the first year of the option period. The purchase price during the second year of the option period is based on a formula, as defined. This option period begins on 12th September, 2005 and expires on 12th September, 2007.

In February, 2004, the One&Only Palmilla Resort completed an expansion project, which began in April, 2003 and increased the room count to 172 rooms and significantly upgraded the amenities and public areas offered by the resort. The expansion was financed primarily through local project financing, which is supported by a Kerzner guarantee of US$46.5 million, and, to a lesser extent, through subordinated advances from Kerzner. See further discussion of guarantee at Note 23 – Commitments and Contingencies.

Kanuhura Acquisition

On 1st August, 2001, we acquired a 25 per cent. ownership interest in the Kanuhura Resort & Spa, a luxury resort located on Kanuhura Island in the Maldives, which is approximately 600 miles southwest of the southern tip of India, for US$3.8 million. In connection with the purchase, we entered into a long-term management contract related to the property that will expire in 2023. On 1st January, 2003, we sold 20 per cent. of our equity interest in the One&Only Kanuhura to SRL at our net book value of US$1.5 million, resulting in no gain or loss on the transaction. As a result, we now have a 20 per cent. ownership interest in the One&Only Kanuhura.

Sale of Resorts Atlantic City

Through a wholly owned subsidiary, we previously owned and operated Resorts Atlantic City, a 644-room casino and hotel property. On 25th April, 2001, we completed the sale of Resorts Atlantic City to an affiliate of Colony Capital LLC (**Colony**) for a sale price of approximately US$144.0 million,

including accrued interest (the **Resorts Atlantic City Sale**). The proceeds received from Colony consisted of approximately US$123.5 million in cash, net of costs incurred subsequent to closing, and an unsecured US$17.5 million note (the **Promissory Note**) bearing interest at a rate of 12.5 per cent. per annum payable semi-annually. In March 2002, we received US$18.0 million from Colony as payment in full of the Promissory Note and all outstanding accrued interest. Of the cash proceeds from the Resorts Atlantic City sale, US$79.0 million was used to pay in full the borrowings outstanding by Resorts Atlantic City under a bank credit facility dated 1st November, 1999 (as amended, the **Revolving Credit Facility**). The remaining US$48.0 million of cash proceeds from the Resorts Atlantic City Sale was used to permanently reduce borrowings outstanding by us under a bank credit facility.

If this transaction had been consummated on 1st January, 2001, on a pro forma basis, our results of operations for the year ended 31st December, 2001 would have been:

In thousands of US dollars		**31st December, 2001**
Net revenues	$	532,781
Net income	$	32,661
Basic EPS	$	1.21
Diluted EPS	$	1.17

The above pro forma information is not necessarily indicative of what our results of operations would actually have been had the Resorts Atlantic City Sale occurred at the beginning of the year.

Pursuant to the terms of the Resorts Atlantic City Sale, we granted Colony a two-year option (the **Atlantic City Option**) to acquire certain undeveloped real estate which we own, adjacent to Resorts Atlantic City, for a sale price of US$40.0 million, which option could be extended by Colony for two additional one-year periods upon 45 days notice to us prior to the expiration of the then-current option period and payment to us of a US$2.5 million extension payment for each renewal period. In July, 2003, and through various extensions thereafter, we and Colony agreed to extend the initial option period in exchange for an option extension payment of US$1.3 million which was paid on 9th July, 2003 and is being accounted for as a deposit in accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of 31st December, 2003. The Atlantic City Option has since contractually expired and in February, 2004, we and Colony agreed to terminate the Atlantic City Option and entered into a new agreement pursuant to which we agreed to sell the undeveloped real estate adjacent to Resorts Atlantic City to a wholly owned subsidiary of Colony for a sale price of US$40.0 million, effectively honoring the original option price. This transaction was completed on 18th March, 2004. The sale price was paid in the form of a promissory note which will mature on 10th March, 2009. The net carrying value of the undeveloped real estate included in the Atlantic City Option is US$40.0 million, and is included in land within property and equipment, net in the accompanying consolidated balance sheets.

Effective 25th April, 2001, the closing date of the Resorts Atlantic City Sale, Colony leased from us certain of the property included in the Atlantic City Option for US$100,000 per month. At that time, the lease could be terminated by either Colony or us with thirty days notice, subject to certain conditions. The rental income resulting from this lease was US$1.2 million for both of the years ended 31st December, 2003 and 2002, and US$0.8 million for the year ended 31st December, 2003, and is included in other revenues in the accompanying consolidated statement of operations. This lease terminated upon the sale of the related real estate.

Note 5 – Cash Equivalents and Restricted Cash

Cash equivalents at 31st December, 2003 and 2002 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which we had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in U.S. Treasury obligations. At 31st December, 2003, we held reverse repurchase agreements of US$17.2 million, all of which matured in the first week of January, 2004.

At 31st December, 2003 and 2002, restricted cash included US$1.0 million of a certificate of deposit held as security on a bank credit facility and US$0.4 million of customer deposits related to the sale of home sites at Ocean Club Estates. At 31st December, 2002, restricted cash also included US$3.3 million on deposit in the Isle of Man related to our internet gaming operation which became unrestricted during the first quarter of 2003 in connection with the discontinuation of the operations of Kerzner Interactive.

Note 6 – Trade Receivables, net

The Company extends credit to approved casino customers. These receivables are the principal financial instruments that potentially subject the Company to concentration of credit risk. The Company maintains an allowance for doubtful accounts to reduce the receivables to their estimated collectible amount, which approximates fair value. The collectibility of foreign and domestic receivables could be affected by future business or economic conditions or other significant events in the United States or in the countries in which foreign customers reside.

Components of trade receivables, net were as follows:

	31st December,	
In thousands of US dollars	**2003**	**2002**
Gaming	$ 19,224	$ 18,857
Less: allowance for doubtful accounts	(5,586)	(6,751)
	13,638	12,106
Hotel and related	17,806	20,766
Other	9,006	12,559
	26,812	33,325
Less: allowance for doubtful accounts	(2,053)	(2,317)
	24,759	31,008
	$ 38,397	$ 43,114

Bad debt expense was US$1.3 million, US$3.2 million and US$6.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Note 7 – Prepaid Expenses and Other Assets

Components of prepaid expenses and other assets were as follows:

	31st December,	
In thousands of US dollars	**2003**	**2002**
Prepaid windstorm and other insurance	$ 8,577	$ 7,963
Prepaid rent-current	1,551	1,246
Prepaid tour operator-related costs	1,808	925
Other	3,424	4,178
	$ 15,360	$ 14,312

At 31st December, 2003, included in other is a note receivable of US$0.6 million relating to a compensation advance made to an employee which is due in April, 2004.

Note 8 – Property and Equipment, net

Components of property and equipment, net were as follows:

	31st December,	
In thousands of US dollars	**2003**	**2002**
Land	$ 259,845	$ 221,693
Land improvements and utilities	228,460	225,005
Buildings and leasehold improvements	654,933	631,855
Furniture, machinery and equipment	234,798	217,827
Construction in progress	53,422	40,031
	1,431,458	1,336,411
Less: accumulated depreciation	(277,454)	(224,036)
	$ 1,154,004	$ 1,112,375

Depreciation expense was US$55.8 million, US$55.5 million and US$51.0 million for the years ended 2003, 2002 and 2001, respectively.

On 29th October, 2003, we entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited (**Club Med**) on Paradise Island for US$38.5 million. The site is adjacent to Atlantis, Paradise Island. The existing Club Med resort will be shut down and the land will be held for potential future development. During the year ended 31st December, 2003, we paid US$20.0 million in connection with the acquisition and the remaining balance to be paid of US$18.5 million is included within accounts payable and accrued liabilities in the accompanying consolidated balance sheet as of 31st December, 2003, US$15.0 million of which is secured by a letter of credit. The remaining US$3.5 million represents a stamp tax of 10 per cent. of the purchase price which is required to be paid upon the recording of the transaction in The Bahamas. In connection with this acquisition, the Company obtained an option to purchase certain adjacent land lots for an option price of US$5.0 million. The option term is for three years and expires on 29th October, 2006. The purchase price allocation has not been finalized as we are awaiting an independent valuation of the assets acquired.

Included within land is the cost basis of the land related to the Atlantic City Option, which was US$40.0 million as of 31st December, 2003 and 2002.

Construction in progress as of 31st December, 2003 primarily included US$53.4 million of major capital and other projects in development. Construction in progress at 31st December, 2002 primarily consisted of US$15.0 million of the repair and replacement of assets damaged during Hurricane Michelle as well as US$25.0 million of capital and other projects in development.

Note 9 – Notes Receivable

As of 31st December, 2002, notes receivable consisted primarily of US$15.0 million principal amount of London Clubs International (**LCI**) senior notes that were purchased at 87.75 per cent. of the principal amount. LCI's senior notes bore interest at 7.74 per cent. per annum and were due in 2004. As of 31st December, 2002, the balance of these notes was US$13.6 million and were classified as held-to-maturity securities and, accordingly, the amortized cost was adjusted for accretion of the discount to maturity. Such accretion is included in interest income in the accompanying consolidated statements of operations.

During the year ended 31st December, 2003, the Company sold the LCI senior notes. In connection with the sale, the Company received US$13.4 million and recorded a loss of US$0.8 million which has been included within other, net in the accompanying consolidated statements of operations.

Note 10 – Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	31st December,	
In thousands of US dollars	2003	2002
Interest rate swap asset, net	$ 10,505	$ 19,574
Debt issuance costs, net	9,561	11,113
Deposit and casino license for UK development projects	5,346	–
Deferred contract acquisition costs	2,115	214
Deferred compensation plan investments	1,744	141
Prepaid rent	1,324	2,720
Employee notes receivable	1,270	1,909
Other	1,791	627
	$ 33,656	$ 36,298

Interest rate swap asset is the fair value of these agreements as of 31st December, 2003 and 2002 and represents the amount we would have received had they been terminated on that date. See Note 13 – Long-Term Debt – Derivative Financial Instruments for further discussion. The interest rate swap asset is US$11.8 million as of 31st December, 2003. However, in connection with the termination of US$25.0 million notional amount of one or our interest rate swap agreements in September, 2003, we received US$1.4 million. This amount is classified as a contra asset in deferred charges and other assets, net and is being accreted to interest expense over the term of the underlying debt. The balance of the contra asset as of 31st December, 2003 is US$1.3 million. Debt issuance costs, net relates to costs incurred in connection with our senior subordinated notes and are amortized on a straight-line basis over the term of the underlying debt, which approximates the effective interest method. The amortization of debt issuance costs included in interest expense was US$1.2 million, US$1.9 million and US$4.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Deposit and casino license for UK development projects includes a US$4.0 million initial payment made as consideration for the potential development of a casino and hotel in the greater London area which is subject to numerous conditions, including the enactment of appropriate gaming legislation in the UK, and the granting of applicable gaming board, licensing, planning and council permissions and a US$1.3 million payment related to the acquisition of a casino license in Northampton, England. The US$4.0 million initial payment is refundable if the above conditions are not met.

Deferred contract acquisition costs primarily relate to costs incurred in connection with the development or pursuit of management contracts in connection with Atlantis, The Palm and projects in the UK.

Deferred compensation plan investments relate to assets held in a rabbi trust for our deferred compensation plan. See Note 17 – Employee Benefit Plans for further discussion.

Prepaid rent relates to the long-term portion of prepaid rent for our leased offices in Plantation, Florida. The current portion is included in prepaid expenses and other assets.

Employee notes receivable as of 31st December, 2003 and 2002 includes US$0.8 million in both years related to a secured housing loan and US$0.6 million as of 31st December, 2002 related to a compensation advance made to an employee, which is being amortized through December 2004. Additionally, amounts of US$0.4 million and US$0.5 million as of 31st December, 2003 and 2002, respectively, relate to funds advanced to an employee for a secured housing loan, which is being amortized through July, 2012.

Note 11 – Accounts Payable and Accrued Liabilities

Components of accounts payable and accrued liabilities were as follows:

	31st December	
In thousands of US dollars	2003	2002
Customer deposits and unearned revenues	$ 38,557	$ 37,227
Accrued payroll and related benefits	29,136	29,756
Accrued hotel-related costs and expenses	17,252	16,458
Note payable and accrued taxes related to Club Méditerranée (Bahamas) Limited	18,500	–
Trade payables	14,842	12,323
Accrued gaming-related costs and expenses	11,321	9,750
Accrued interest	10,850	10,686
Accrued taxes	9,251	9,029
Accrued tour operator-related costs and expenses	5,769	2,063
Other	16,755	18,432
	$ 172,233	$ 145,724

Note 12 – Other Long-Term Liabilities

Components of other long-term liabilities were as follows:

	31st December	
In thousands of US dollars	2003	2002
Fair value of the One&Only Palmilla guarantee	$ 2,761	$ –
Deferred rent credit	2,269	2,549
Deferred compensation obligation	1,800	148
Other	460	–
	$ 7,290	$ 2,697

The deferred rent credits relates to a building lease entered into during 2002 for our office in Plantation, Florida. For more information on the fair value of the One&Only Palmilla guarantee see Note 23 – Commitments and Contingencies. For more information on the deferred compensation obligation see Note 17 – Employee Benefits Plans.

Note 13 – Long-Term Debt

Long-term debt consisted of the following:

	31st December	
In thousands of US dollars	2003	2002
Amended Revolving Credit Facility (a)	$ –	$ 72,000
$400 million 8⅞% Senior Subordinated Notes due 2011 ("8⅞% Senior Subordinated Notes") (b)	417,090	425,300
Other	434	731
	417,524	498,031
Less: amounts due within one year	(304)	(275)
	$ 417,220	$ 497,756

(a) *Amended Revolving Credit Facility*

On 13th November, 2001, Kerzner entered into an amended revolving credit facility (the **Amended Revolving Credit Facility**) with a syndicate of banks (the **Lenders**), with Canadian Imperial Bank of Commerce (**CIBC**) acting as administrative agent. The borrowings then outstanding under the

previous revolving credit facility were paid in full. Under the Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding is US$300.0 million, subject to the borrowing base discussed below. As of 31st December, 2003, there is a permanent reduction to our US$300.0 million of outstanding commitments in the amount of US$46.5 million related to the local project financing at the One&Only Palmilla. See Note 23 – Commitment and Contingencies for further discussion regarding the One&Only Palmilla guarantee. The Lenders have agreed that up to an additional US$50.0 million of borrowings may be available under the facility in certain circumstances.

Loans under the Amended Revolving Credit Facility bear interest at (i) the higher of (a) CIBC's base rate or (b) the Federal Funds rate plus ½ of one percent, in either case plus an additional 0.25 per cent. to 1.75 per cent. based on a debt to earnings ratio during the period, as defined (the **Leverage Ratio**) or (ii) LIBOR plus 1.25 per cent. to 2.75 per cent. based on the Leverage Ratio. After each drawdown on the Amended Revolving Credit Facility, interest is due every three months for the first six months and is due monthly thereafter. At 31st December, 2003 and 2002, the weighted average interest rate on amounts outstanding under the Amended Revolving Credit Facility, excluding ongoing commitment, agency and letter of credit fees related to the maintenance of the facility, were 3.50 per cent. and 3.60 per cent., respectively. Loans under the Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full in November, 2006. Commitment fees are calculated at per annum rates ranging from 0.25 per cent. to 0.50 per cent., based on the Leverage Ratio, applied to the undrawn amount of the Amended Revolving Credit Facility and are payable quarterly.

The Amended Revolving Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of December 31, 2003, management believes the Company is in compliance with all of such covenants.

Third Amendment dated May 15, 2003 to the Amended Revolving Credit Facility

On 15th May, 2003, we entered into a Third Amendment to the Amended Revolving Credit Facility (the **Third Amendment**). The Third Amendment was entered into in order to, among other things, calculate borrowings available under the Amended Revolving Credit Facility using a borrowing base calculation, such that we can draw the lesser of the borrowing base or the commitment amount. The borrowing base is generally the sum of: (i) the amount of "all risks" insurance maintained from time to time on the Bahamas Property, as defined, and on the buildings situated thereon; (ii) the value of undeveloped land owned by the Company under the Amended Revolving Credit Facility on Paradise Island, which for purposes thereof is deemed to be US$150.0 million; (iii) the cost basis of the Company's investment in luxury resort hotels (defined to include the One&Only Palmilla Resort and any luxury resort properties in which the Company makes an investment after 1st January, 2003 that enables the Company to control management of such properties); (iv) the product of six times the consolidated EBITDA, as defined, attributable to the Company's management contracts and the Company's share of income of those under One&Only (Indian Ocean) Management Limited and their significant subsidiaries; and (v) the estimated net present value of the payments due to the Company pursuant to the Relinquishment Agreement, which for purposes thereof is deemed to be US$185.0 million.

As of 31st December, 2003, the Company had US$237.0 million of borrowings available under the Amended Revolving Credit Facility.

(b) ***Issuances of 8⅞ per cent. Senior Subordinated Notes***

In August, 2001, we issued US$200.0 million principal amount of 8⅞ per cent. Senior Subordinated Notes due 2011 (the **8⅞ per cent. Senior Subordinated Notes**), which, after costs of US$6.0 million, resulted in net proceeds of approximately US$194.0 million. All of the proceeds received from the issuance of the 8⅞ per cent. Senior Subordinated Notes were used to repay amounts outstanding under the Amended Revolving Credit Facility. In May, 2002, we issued, at 103 per cent., an

additional US$200.0 million of 8⅞ per cent. Senior Subordinated Notes and used the proceeds of approximately US$201.5 million, net of related costs of US$4.5 million, to repay the 9 per cent. Senior Subordinated Notes pursuant to the redemption of such notes described below.

In connection with the issuance of the US$200.0 million 8⅞ per cent. Senior Subordinated Notes issued in May, 2002 and August, 2001 and modifications of the Amended Revolving Credit Facility the Company paid US$0.1 million, US$4.7 million and US$8.8 million, respectively, of debt issuance and modification costs during the years ended 31st December, 2003, 2002, and 2001. These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the accompanying consolidated balance sheets.

The 8⅞ per cent. Senior Subordinated Notes are all unconditionally guaranteed by substantially all of our wholly owned subsidiaries. Interest on each series of the notes is paid semi-annually on 15th February and 15th August. The indenture for the 8⅞ per cent. Senior Subordinated Notes contains various restrictive covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (a) incur additional indebtedness, (b) incur certain liens, (c) engage in certain transactions with affiliates and (d) pay dividends and make certain other payments. We believe we are in compliance with all such covenants as of 31st December, 2003.

All of our outstanding 8⅞ per cent. Senior Subordinated Notes rank*pari passu* with each other and are all subordinated to the Amended Revolving Credit Facility.

Redemption of 9 per cent. Senior Subordinated Notes

On 8th May, 2002, we commenced a cash tender offer to purchase any and all of our outstanding 9 per cent. Senior Subordinated Notes. At the expiration time, a total of approximately US$177.5 million of the outstanding US$200.0 million aggregate principal amount of the notes were tendered and accepted for purchase in the tender offer. On 1st June, 2002, we redeemed, in accordance with the terms of the indenture governing the notes, all of the 9 per cent. Senior Subordinated Notes that remained outstanding at the time, at the applicable redemption price of US$1,045 per US$1,000 of principal amount thereof, plus interest accrued to the redemption date. We used the proceeds from the issuance of the US$200.0 million of 8⅞ per cent. Senior Subordinated Notes on 20th May, 2002 to retire the outstanding 9 per cent. Senior Subordinated Notes pursuant to the tender offer and redemption.

See Note 21 – Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with the redemption of our 9 per cent. Senior Subordinated Notes.

Issuance and Redemption of 8⅝ per cent. Senior Subordinated Notes

On 15th December, 1997, we issued US$100.0 million principal amount of 8⅝ per cent. senior subordinated notes due 2007 (**8⅝ Senior Subordinated Notes**). On 27th November, 2002, we called for the redemption of the entire outstanding principal amount of our 8⅝ per cent. Senior Subordinated Notes pursuant to the terms of the indenture governing these Notes. We had purchased US$25.8 million of the 8⅝ per cent. Senior Subordinated Notes through transactions on the open market. On 27th December, 2002, we redeemed the remaining US$74.2 million aggregate principal amount outstanding at the redemption price of 104.313 per cent., or US$1,043.13 for each US$1,000.00 of principal amount outstanding, plus accrued interest, with available cash and borrowings under the Amended Revolving Credit Facility.

See Note 21 – Loss on Early Extinguishment of Debt for disclosure of the related loss incurred in connection with our redemption of the 8⅝ per cent. Senior Subordinated Notes.

Derivative Financial Instruments

Interest Rate Risk Management

We attempt to limit our exposure to interest rate risk by managing our long-term fixed and variable rate borrowings. In August and December, 2001, we entered into fixed-to-variable rate interest rate swap agreements (the **Swap Agreements**) designated as fair value hedges of US$200 million principal amount of our 8⅞ per cent. Senior Subordinated Notes. These Swap Agreements qualify

for the "shortcut" method of accounting provided under SFAS 133, which allows for the assumption of no ineffectiveness in our hedging relationship. Accordingly, there is no income statement impact from changes in the fair value of the Swap Agreements. Instead, the changes in the fair value of the Swap Agreements are recorded as an asset or liability on the accompanying consolidated balance sheet with an offsetting adjustment to the carrying value of the related debt.

In September, 2003, we cancelled US$25.0 million notional amount of our then US$200.0 million of interest rate swaps on our 8⅞ per cent. Senior Subordinated Notes. We received US$1.4 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

Included in deferred charges and other assets, net in the accompanying consolidated balance sheets at 31st December, 2003 and 2002 is US$11.8 million and US$19.6 million, respectively, representing the fair value of the Swap Agreements as of that date. This represents the amount we would have received had the Swap Agreements been terminated on that date. This resulted in a corresponding increase to the carrying value of our 8⅞ per cent. Senior Subordinated Notes. As of 31st December, 2003 and 2002, the aggregate notional principal amount of the Swap Agreements was US$175.0 million and US$200.0 million, respectively, and they mature in August, 2011 concurrent with the 8⅞ per cent. Senior Subordinated Notes. For the year ended 31st December, 2003 and 2002, the weighted average variable rate on the Swap Agreements was 4.18 per cent. and 5.49 per cent., respectively.

As of 31st December, 2003 and 2002, after giving effect to the Swap Agreements, our fixed rate borrowings represent approximately 56 per cent. and 42 per cent. and our variable rate borrowings represent 44 per cent. and 58 per cent., respectively, of total borrowings.

During the first seven months of 2001, we were a party to variable-to-fixed rate interest rate swap agreements (the **Prior Swap Agreements**) designated as cash flow hedges of our Amended Revolving Credit Facility. In July, 2001, we terminated the Prior Swap Agreements, which were scheduled to mature at the end of 2001. The costs of terminating these agreements early was US$3.4 million and is included in interest expense in the accompanying 2001 consolidated statement of operations.

Credit Exposure

We are exposed to credit-related losses in the event of non-performance by counterparties to our Swap Agreements. We monitor the creditworthiness of the counterparties and presently do not expect default by any of the counterparties. We do not obtain collateral in connection with our derivative financial instruments.

Guarantees

For a description of the Company's guarantees of certain debt of affiliated entities, see Note 23.

Overdraft Loan Facility

Pursuant to a letter of commitment dated 30th September, 1994, as amended, between us and The Bank of Nova Scotia, we have a revolving overdraft loan facility (the **Overdraft Facility**) in the amount of Bahamian US$5.0 million which was equal to US$5.0 million as of 31st December, 2003 and 2002. The Overdraft Facility, if utilized, would bear interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5 per cent. with repayment subject to annual review. The Overdraft Facility is secured by substantially all of our Bahamian assets and ranks *pari passu* with the Amended Revolving Credit Facility. This facility has never been utilized.

Debt Maturity

Aggregate annual maturities of long-term debt as of 31st December, 2003 for each of the next five years and thereafter are as follows:

Year Ending 31st December,	
2004	$ 304
2005	130
2006	–
2007	–
2008	–
Thereafter	400,000
	400,434
Debt premium	5,251
Interest rate swap fair value adjustment	11,839
	$ 417,524

Note 14 – Shareholders' Equity

Our authorized, issued and outstanding shares were as follows:

	31st December,	
In thousands of US dollars	**2003**	**2002**
Ordinary Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	250,000	250,000
Issued and outstanding(1)	37,356	35,197
Treasury shares	7,072	7,072
Preference Shares:		
Par value per share	$ 0.001	$ 0.001
Authorized	100,000	100,000
Issued and outstanding	–	–

(1) Includes treasury shares.

Note 15 – Stock-Based Compensation

Stock Options

Our shareholders approved stock option plans in 1995 (the **1995 Plan**), 1997 (the **1997 Plan**) and in 2000 (the **2000 Plan**, and collectively the **Plans**) that provide for the issuance of options to acquire an aggregate of 7,500,000 ordinary shares. Pursuant to the Plans, the option prices are equal to the market value per share of the ordinary shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20 per cent. of such options, and thereafter in installments of 20 per cent. per year over a four-year period. The 1997 Plan provides for the same vesting schedule except that the vesting period begins one year after the grant date. The 2000 Plan provides for the vesting period to begin one year after the grant date in respect of one third of such options, and thereafter in installments of one third per year over the remaining two-year period. Options granted under the Plans have a term of 10 years from the date of grant. The Plans provide for options with respect to ordinary shares to be granted to our directors, officers and employees.

Our Board of Directors approved a stock option plan in December, 2003 (the **2003 Plan**) that provides for the issuance of options and restricted share awards to acquire an aggregate of 3,000,000 ordinary shares. Pursuant to the 2003 Plan, the prices are equal to the market values per share of the ordinary shares on the date of grant, unless otherwise specifically provided by the compensation committee. Unless otherwise specified by the compensation committee, options and

restricted shares shall become vested and exercisable in installments of 25 per cent. over a four-year period. Options and restricted shares granted under the 2003 plan have a term of seven years from the date of grant. The 2003 Plan provides for options with respect to ordinary shares to be granted to our directors, officers, employees and consultants of the Company. During December, 2003, the Company issued 72,600 shares of restricted shares under the 2003 Plan to certain employees and officers. The stock vesting period ranges from three to four years on either a graduated or cliff vesting basis provided that the recipient is still with the Company. The aggregate market value of the restricted shares at the date of issuance of US$2.6 million has been recorded as deferred compensation, as a separate component of shareholders' equity, and is being amortized over the applicable vesting period.

Our stock option plans provide for the issuance of options to acquire an aggregate of 10,500,000 of our ordinary shares. As of 31st December, 2003, options pursuant to these plans had been granted at exercise prices ranging from US$11.69 to US$41.63. As of 31st December, 2003, options to acquire 5,059,000 ordinary shares were outstanding, of which 2,266,000 were exercisable as of that date. Of the 1,796,000 stock options granted during 2003, 1,760,000 were granted during December, 2003. All of the options under the 1995 Plan, the 1997 Plan and the 2000 Plan have been granted as of 31st December, 2003.

A summary of our stock option activity for 2003, 2002 and 2001 is as follows (options in thousands, except per share data):

	31st December,					
	2003		2002		2001	
In thousands of US dollars except per share data	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	5,347	$ 21.54	5,742	$ 25.14	6,017	$ 24.59
Granted	1,796	36.40	1,659	21.17	665	25.22
Exercised	(2,074)	18.81	(776)	17.95	(556)	14.93
Terminated and other	(10)	–	(1,278)	38.14	(384)	29.35
Outstanding at end of year	5,059	27.91	5,347	21.54	5,742	25.14
Exercisable at end of year	2,266	22.95	3,160	21.49	2,965	26.35
Available for grant	1,179		35		239	

The weighted average exercise price and weighted average contractual life of stock options outstanding and exercisable at 31st December, 2003 is as follows (options in thousands except per share data):

	Outstanding			Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Shares	Average Exercise Price Per Share Weighted	Weighted Average Remaining Contractual Life
$11.69-$19.99	961	$ 18.41	6.8	931	$ 18.36	6.4
$20.00-$29.99	1,876	22.65	8.2	884	21.34	8.4
$30.00-$39.99	2,181	36.36	8.7	410	34.99	3.4
$40.00-$41.63	41	41.63	4.9	41	41.63	4.9
	5,059	$ 27.91	8.1	2,266	$ 22.95	6.6

Stock Option Tender Offer

On 7th May, 2002, our Board of Directors resolved, under certain conditions, to make available to employees and directors holding options with an exercise price higher than US$32.00 per share, an offer to surrender all or some of the options granted to them under the Plans. In exchange, such employees and directors would have the possibility, under certain conditions, to be granted new options giving the right to subscribe for 75 per cent. of the number of shares as the surrendered options. The exercise price for the new options would be the fair market value of the ordinary shares on the new grant date, which would be no sooner than six months and one day after the cancellation date of the old options, subject to the conditions set forth in the tender offer documents filed with the Securities and Exchange Commission on 27th May, 2002, the commencement date of the offer period. The offer to option holders under the exchange program expired on 26th June, 2002. The 1,227,600 eligible options that were properly submitted for exchange were accepted and cancelled effective 26th June, 2002. Such options represent substantially all those that were eligible for exchange. We granted 920,700 new options, which have similar terms to the cancelled options, in exchange for the cancelled options on 26th December, 2002, at a price of US$20.07.

Note 16 – Related Party Transactions

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. Certain of our subsidiaries provide construction funding, project consulting, operating advances and management services to such affiliates. Due from affiliates, management, development and other fees, and TCA development and other fees consisted of the following:

	31st December,		For the year ended 31st December,		
In thousands of US dollars	2003	2002	2003	2002	2001
Harborside at Atlantis	$ 17,391	$ 27,686	$ 1,847	$ 1,579	$ 1,407
Trading Cove Associates	227	6,456	1,755	1,326	2,873
One&Only Kanuhura	4,807	5,209	787	383	38
Mauritius Resorts	6,394	5,164	7,619	7,074	6,841
One&Only Royal Mirage	958	389	1,293	1,232	1,124
Kaafu Atoll	16,360	313	394	–	–
One&Only Palmilla Resort	2,654	175	1,482	128	–
	48,791	45,392	15,177	11,722	12,283
Less: amounts due within one year	(13,949)	(21,013)	–	–	–
	$ 34,842	$ 24,379	$ 15,177	$ 11,722	$ 12,283

Harborside at Atlantis

In 2000, we entered into a series of promissory notes with Harborside at Atlantis to fund 50 per cent. of the construction cost of the timeshare units on Paradise Island in The Bahamas. The balance of these notes was US$15.0 million and US$19.5 million at 31st December, 2003 and 2002, respectively. These promissory notes are due on 31st December, 2005. We earn interest on these advances at a rate equal to one-month LIBOR plus 250 basis points, which was 3.62 per cent. at 31st December, 2003. Interest due from Harborside at Atlantis on these advances was US$0.1 million and US$0.8 million for the years ended 31st December, 2003 and 2002, respectively. The loans were made simultaneously with loans from Starwood, which mirror the amounts, terms and conditions of our loans. Our loans and the Starwood loans are *pari passu* with respect to payments of principal and accrued interest and such payments will be made in cash, as it is available from the sale of timeshare units.

Harborside at Atlantis was closed at the end of August, 2002 in order to repair significant damage resulting from adverse weather primarily due to Hurricane Michelle. Repairs at Harborside at Atlantis were completed during December, 2002 which is when the resort reopened. Amounts due from Harborside at Atlantis as of 31st December, 2002 include US$2.9 million representing the fair value of services provided by Atlantis, Paradise Island to the timeshare owners of Harborside at Atlantis while Harborside at Atlantis was undergoing construction remediation work and is included within 2002 rooms and food and beverage revenue in the accompanying consolidated statements of operations. As of 31st December, 2003, this amount was paid in full by Harborside at Atlantis.

We provide marketing, administrative and development services to Harborside at Atlantis from which we earned fees of US$1.8 million, US$1.6 million, and US$1.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively. The amount due from Harborside at Atlantis, related to these services was US$1.8 million and US$3.5 million as of 31st December, 2003 and 2002, respectively.

Trading Cove Associates

We recorded development and other fees from TCA of US$1.8 million, US$1.3 million and US$2.9 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Mauritius Resorts

We have long-term management contracts with each of five hotels in Mauritius that are owned by SRL: the One&Only Le Saint Géran, the One&Only Le Touessrok, La Pirogue, Le Coco Beach and Sugar Beach. The term of each of these management agreements was extended from 2008 until 2023 in December, 2002 when we entered into an agreement with SRL to form One&Only Management for the purpose of, among other things, managing the five properties owned by SRL in Mauritius and the One&Only Kanuhura in the Maldives. Effective 1st January, 2003, SRL owns 20 per cent. of One&Only Management, and we own the remaining 80 per cent. Subject to certain conditions, SRL's ownership interest will increase incrementally through 2009, for no consideration, at which time it will own 50 per cent. of the new management company. Pursuant to a subcontract with One&Only Management, we provide the comprehensive management services to the five Mauritius resorts and receive a management fee calculated as a percentage of revenues and adjusted EBITDA, as defined. One&Only Management also is entitled to a marketing fee calculated as a percentage of revenues, although it has subcontracted to us all marketing services and benefits thereof with respect to the five Mauritius resorts. For the years ended 31st December, 2003, 2002, and 2001, we have recognized US$7.4 million, US$5.6 million, and US$6.8 million, respectively, related to these management agreements in Mauritius. Additionally, during 2002, we completed a major redevelopment of the One&Only Le Touessrok for which the Company earned project fees of US$0.2 million and US$1.5 million for the years ended 31st December, 2003 and 2002, respectively.

As of and for the year ended 31st December, 2003, we have consolidated One&Only Management, with SRL's 20 per cent. interest reflected as minority interest in the accompanying consolidated statement of operations and a minority interest liability reflected within accounts payable and

accrued liabilities in the accompanying consolidated balance sheet. We signed an agreement with SRL that provides for, among other things, the sale of 20 per cent. of our debt and equity interests in the One&Only Kanuhura to SRL for which we received US$1.5 million. Following this sale, which was effective 1st January, 2003, we now have a 20 per cent. equity interest in the One&Only Kanuhura.

One&Only Kanuhura

As described above, One&Only Management provides management services to the One&Only Kanuhura, a Maldives company. We previously owned a 25 per cent. equity interest until 31st December, 2002. Effective 1st January, 2003, we now own a 20 per cent. equity interest in the One&Only Kanuhura. The terms of the management agreement run concurrent with the terms of a lease between the One&Only Kanuhura and the government of the Republic of Maldives. That lease expires in 2026 and is subject to extension.

During the years ended 31st December, 2002 and 2001, we advanced funds to the One&Only Kanuhura in the amount of US$3.6 million, excluding accrued interest, which represented our share of funding for operations. In February, 2004, we received a US$1.1 million repayment of advanced funds from the One&Only Kanuhura. These advances are payable after satisfaction of certain Kanuhura financial obligations which mature no earlier than December, 2007. These loans accrue interest at a rate of LIBOR plus 600 basis points.

Fees for management services during the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 through 31st December, 2001 were US$0.8 million, US$0.4 million and US$38,000, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

One&Only Royal Mirage

Fees for management services to the One&Only Royal Mirage during the years ended 31st December, 2003, 2002 and 2001 were US$1.3 million, US$1.2 million, and US$1.1 million, respectively, and are included in management, development and other fees in the accompanying consolidated statements of operations.

Kaafu Atoll

As discussed in Note 23 – Commitments and Contingencies – Commitment with Reethi Rah Pvt. Ltd., on 4th December, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd. and various other financial institutions (the **Senior Lenders**). The agreement, as amended in 2003, obligates Kerzner to make completion loans (in an amount not to exceed US$35.0 million) and operating loans (in an amount not to exceed US$3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.

As of 31st December, 2003, we had entered into a series of completion loans in the amount of US$15.4 million, excluding accrued interest, which is included in due from affiliates-non-current in the accompanying consolidated balance sheet. We earn LIBOR plus 500 basis points on these completion loans.

As of 31st December, 2003 and 2002, other amounts incurred in connection with Kaafu Atoll of US$1.0 million and US$0.3 million, respectively, represent primarily development costs that Kerzner has incurred on behalf of the resort, which will be reimbursed after the opening of the resort.

One&Only Palmilla Resort

Fees for management services to the One&Only Palmilla Resort for both the year ended 31st December, 2003 and during the period from 12th September, 2002 (the date of acquisition)

through 31st December, 2002 were US$0.1 million and are included in management, development and other fees in the accompanying consolidated statements of operations.

In April, 2003, the One&Only Palmilla Resort commenced its expansion and redevelopment, which was completed in February, 2004. In connection with the redevelopment, the Company earned US$1.4 million of development fees for the year ended 31st December, 2003 which are included in management, development and other fees in the accompanying consolidated statements of operations.

As of 31st December, 2003 the US$2.7 million due from One&Only Palmilla Resort relates to management services, development fees and other advances.

Office Lease

Effective February, 2002, we entered into a lease agreement with Tennyson Properties Limited, whereby we are leasing office space in Buckinghamshire in the United Kingdom for a period of 15 years. The annual rent is approximately £205,000 (which is the equivalent of approximately US$365,000 at 31st December, 2003) and is subject to increase every five years to the current fair market value. Tennyson Properties Limited is owned by a family trust established by Solomon Kerzner, chairman of the Company.

Note 17 – Employee Benefit Plans

Certain of our subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. We make contributions to this plan based on a percentage of eligible employee contributions. Total expenses for this plan were US$267,000, US$185,000, and US$446,000 for the years ended 31st December, 2003, 2002 and 2001, respectively. The period from 1st January, 2001 to 24th April, 2001 included plan expenses of Resorts Atlantic City.

In addition to the plan described above, union and certain other employees of our subsidiaries in The Bahamas, and formerly Resorts Atlantic City, are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, we expensed contributions of US$7.0 million, US$6.7 million and US$6.4 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

In October, 2002, the Company established a deferred compensation plan (the **Deferred Compensation Plan**) for the purpose of allowing certain management of the Company to defer a portion of their compensation and accumulate earnings on a tax-deferred basis. The amount that is elected to be deferred is withheld from the employee's compensation and remitted to the trustee of the Deferred Compensation Plan. The trustee is responsible for utilizing such funds to purchase certain investments, which are held in a rabbi trust.

The compensation withheld from management, together with investment income on the Deferred Compensation Plan, is reflected as a deferred compensation obligation to participants and is classified within other long-term liabilities in the accompanying consolidated balance sheet. The related assets which are held in the rabbi trust are classified within deferred charges and other assets in the accompanying consolidated balance sheet and are reported at cash surrender value with the resulting change in cash surrender value included in the accompanying consolidated statements of operations. At 31st December, 2003 and 2002, the balance of the liability and the corresponding asset each totaled US$1.8 million. During the year ended 31st December, 2003, the change in cash surrender value amounted to US$0.1 million and the change in fair value of the obligation to participants resulted in a US$0.2 million charge to corporate expense. During the years ended 31st December, 2003 and 2002, the Deferred Compensation Plan did not have a significant impact on our operating results.

Note 18 – Restructuring Expense

Restructuring costs in 2001 were comprised of severance payments made to employees who were terminated due to lower occupancy levels at Atlantis, Paradise Island subsequent to the terrorist attacks on 11th September, 2001. By the end of 2002, all amounts related to the restructuring had been paid.

There were a total of 278 employees terminated pursuant to the restructuring which included 57 administrative positions, 198 hotel employees and 23 employees on our development staff. Of the total US$5.7 million expense recorded in 2001, 17 employees were not released and, accordingly, the remaining US$4.7 million had been paid out to a total of 261 employees by the end of 2002. The remaining balance of US$1.0 million was reversed in 2002 as fewer employees were released and the amounts were settled for less than originally planned.

Note 19 – Investments in and Equity in Earnings (Losses) of Associated Companies

Components of investments in associated companies were as follows:

	31st December, 2002		Ownership
In thousands of US dollars	2003	2002	Interest
One&Only Palmilla Resort	$ 38,757	$ 40,668	50%
Sun Resorts Limited (Mauritius Resorts)	23,598	22,818	20.4%
Trading Cove Associates	14,427	8,947	50%
One&Only Kanuhura	1,864	2,393	20%
Harborside at Atlantis	2,697	(632)	50%
Trading Cove New York	1,758	1,692	50%
Other	51	–	50%
	$ 83,152	$ 75,886	

Our proportionate share of earnings or losses from these entities is reflected in equity in earnings (losses) of associated companies in the accompanying consolidated statements of operations, except for equity earnings related to our investment in TCA, which are included in relinquishment fees – equity earnings in TCA as a component of operating income in the accompanying consolidated statements of operations based upon the nature and function of TCA as an entity existing for the purpose of collecting fees and remitting such fees to its partners.

In the normal course of business, we undertake transactions with a number of unconsolidated affiliated companies. See Note 16 – Related Party Transactions for further discussion.

One&Only Palmilla Resort

Effective 12th September, 2002, we acquired our 50% interest in the One&Only Palmilla Resort. The following represents summarized information of the One&Only Palmilla Resort as of 31st December, 2003 and 2002 and for the year ended 31st December, 2003 and the period from 12th September, 2002 through 31st December, 2002:

In thousands of US dollars	For the year ended 31st December, 2003	For the period from 12th September, 2002 through 31st December, 2002
Revenues	$ 9,521	$ 5,467
Loss from operations	(9,402)	(449)
Loss before income taxes	(9,417)	(443)
Net loss	(9,384)	(287)

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 13,196	$ 6,324
Non-current assets	145,406	79,171
Total assets	158,602	85,495
Current liabilities	12,768	4,587
Non-current liabilities	85,382	–
Shareholders' equity	60,452	80,908

During the year ended 31st December, 2003 and for the period from 12th September, 2002 through 31st December, 2002, we have recognized approximately US$4.8 million and US$0.1 million, respectively, in equity losses from associated companies in the accompanying consolidated statements of operations. The equity loss for the year ended 31st December, 2003 includes US$4.3 million of our 50 per cent. share of the pre-opening expenses associated with the redevelopment of the One&Only Palmilla.

Mauritius Resorts

Through 16th June, 2000, we owned a 22.8 per cent. interest in SRL, or Mauritius Resorts. Effective 16th June, 2000, SRL issued additional shares of stock under a rights issue in which we did not participate, effectively reducing our ownership interest to 20.4 per cent. The following represents summarized financial information of SRL as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001 (converted to US dollars at the appropriate exchange rate).

In thousands of US dollars	For the Year Ended 31st December, 2003	2002	2001
Revenues	$ 102,264	$ 78,058	$ 93,398
Income from operations	27,071	19,448	25,277
Income before income taxes	17,837	14,331	20,136
Net income	10,941	8,510	17,482

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 24,556	$ 23,971
Non-current assets	310,171	269,411
Total assets	334,727	293,382
Current liabilities	49,351	52,186
Non-current liabilities	136,016	99,739
Shareholders' equity	149,360	141,457

During the years ended 31st December, 2003, 2002 and 2001, we received dividends from SRL of US$1.5 million, US$2.3 million and US$2.9 million, respectively. We recognized US$2.3 million, US$1.7 million and US$3.3 million of equity earnings from SRL during the years ended 31st December, 2003, 2002 and 2001, respectively.

Trading Cove Associates

Through a wholly owned subsidiary, we own a 50 per cent. interest in TCA and are a managing partner along with Waterford Gaming L.L.C. TCA and the Mohegan Tribe have entered into the TCA Development Agreement and the Relinquishment Agreement in connection with the Mohegan Sun.

Relinquishment fees represent our share of the net earnings from TCA pursuant to the Relinquishment Agreement. In accordance with such agreement, TCA earns a fee, equal to 5 per

cent. of gross revenues, as defined in the Relinquishment Agreement, generated by the Mohegan Sun during the 15-year period *commencing* on 1st January, 2000, *including revenue generated by* the Mohegan Sun expansion. Revenues are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue, i.e., bingo) and all other facility revenues. Such revenue includes hotel revenues, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center in the Mohegan Sun expansion and all rental or other receipts from lessees, licensees and concessionaires operating in the facility, but not the gross receipts of such lessees, licensees and concessionaires. Such revenues exclude revenues generated by any other expansion of the Mohegan Sun. The following represents summarized information of TCA as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001.

	For the Year Ended 31st December,		
In thousands of US dollars	**2003**	**2002**	**2001**
Revenues	$ 69,798	$ 59,066	$ 46,970
Total expenses	6,884	3,996	3,476
Interest and dividend income	6	13	33
Net income	62,920	55,083	43,527

	As of 31st December,	
In thousands of US dollars	**2003**	**2002**
Current assets	$ 26,143	$ 24,502
Non-current assets	2,440	2,665
Total assets	28,583	27,167
Current liabilities	1,071	10,521
Non-current liabilities	–	–
Partners' capital	27,512	16,646

Our equity in earnings from TCA totaled US$34.0 million, US$30.0 million and US$24.3 million for the years ended 31st December, 2003, 2002 and 2001, respectively. Such amounts do not equal 50 per cent. of the reported net income of TCA, primarily as a result of a priority distribution.

One&Only Kanuhura

The following represents summarized financial information of the One&Only Kanuhura as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 through 31st December, 2001.

In thousands of US dollars	**For the year ended 31st December, 2003**	**For the year ended 31st December, 2002**	**For the period from 1st August, 2001 through 31st December, 2001**
Revenues	$ 14,796	$ 10,595	$ 3,809
Income (loss) from operations	2,766	(421)	(1,261)
Income (loss) before income taxes	460	(2,633)	(2,564)
Net income (loss)	460	(2,633)	(2,564)

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 4,702	$ 3,372
Non-current assets	28,536	28,249
Total assets	33,238	31,621
Current liabilities	4,966	6,165
Non-current liabilities	29,874	28,596
Shareholders' deficiency	(1,602)	(3,140)

For the years ended 31st December, 2003 and 2002 and for the period from 1st August, 2001 (the date of acquisition) through 31st December, 2001, we have recognized (US$0.1) million, US$0.7 million, and US$0.7 million, respectively, in equity earnings (losses) from the One&Only Kanuhura.

Harborside at Atlantis

Harborside at Atlantis constructs, sells and manages timeshare units on Paradise Island, The Bahamas. Construction was completed in February 2001 and sales of timeshare units began in May 2000. As of 31st December, 2003 and 2002, 89 per cent. and 64 per cent., respectively, of the timeshare units were sold. The following represents summarized financial information of Harborside at Atlantis as of and for the years ended 31st December, 2003, 2002 and 2001.

In thousands of US dollars	For the Year Ended 31st December, 2003	2002	2001
Revenues	$ 43,818	$ 37,411	$ 35,371
Income (loss) from operations	6,136	(11,023)	1,372
Income (loss) before income taxes	6,659	(10,428)	1,372
Net income (loss)	$ 6,659	$ (10,428)	$ 1,372

In thousands of US dollars	As of 31st December, 2003	2002
Current assets	$ 68,487	$ 97,469
Non-current assets	22,955	9,255
Total assets	91,442	106,724
Current liabilities	48,739	99,356
Non-current liabilities	30,040	1,364
Shareholders' equity	$ 12,663	$ 6,004

For the years ended 31st December, 2003, 2002 and 2001, we have recognized US$3.3 million, US$(5.2) million, and US$0.5 million, respectively in equity earnings (losses) from Harborside at Atlantis. Included within equity in earnings (losses) from Harborside at Atlantis for the years ended 31st December, 2003 and 2002 are US$1.8 million and US$6.9 million, respectively, of charges which represent our share of construction remediation costs. The remediation costs for the year ended 31st December, 2003 have been reduced by the amount of insurance recovery realized by Harborside at Atlantis related to the settlement of the remediation claim of US$3.0 million, our portion of which is US$1.5 million.

Trading Cove New York

Through a wholly owned subsidiary, we own a 50 per cent. interest in, and are a managing member of, TCNY, along with Waterford Development New York, LLC. The following represents summarized information of TCNY as of 31st December, 2003 and 2002 and for the years ended 31st December, 2003, 2002 and 2001.

The Company increased its equity in losses of TCNY by expensing certain costs that TCNY capitalized due to the Company's evaluation of the uncertainty of the recoverability of such costs.

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Total revenues and other income	$ 1	$ 11	$ 13
Total expenses	7	6	15
Net income (loss)	$ (6)	$ 5	$ (2)

	As of 31st December,	
In thousands of US dollars	2003	2002
Current assets	$ 295	$ 436
Non-current assets	9,798	7,353
Total assets	10,093	7,789
Current liabilities	147	137
Non-current liabilities	–	–
Members' equity	$ 9,946	$ 7,652

During the years ended 31st December, 2003, 2002 and 2001 we recognized US$1.1 million, US$1.0 million and US$0.9 million, respectively, of equity losses in TCNY.

Note 20 – Gain on Settlement of Territorial and Other Disputes

Majority Shareholder Reorganization

In July, 2001, we announced the restructuring of our then majority shareholder, Sun International Investments Limited (**SIIL**), and the resolution of certain matters, including a territorial dispute, with SIIL and certain of its shareholders (collectively the **Reorganization**). At the time of the Reorganization, SIIL and its shareholders beneficially owned approximately 67 per cent. of our issued and outstanding ordinary shares (the **Ordinary Shares**). SIIL was itself owned in equal thirds by Kersaf Investments Limited (**Kersaf**), Caledonia Investments PLC and World Leisure Group Limited, a company controlled by a Kerzner family trust. SIIL previously was governed by a shareholders' agreement pursuant to which all major decisions of SIIL required the unanimous consent of its shareholders. In connection with the Reorganization, among other things, SIIL was dissolved and the shareholders' agreement governing SIIL was terminated. Accordingly, SIIL's shareholders obtained direct ownership of their Ordinary Shares. In addition, SIIL's shareholders agreed to certain standstill provisions in effect through June, 2006, pursuant to which each of them would refrain from proposing or consummating certain extraordinary corporate transactions involving the Company, including any merger or the sale of substantially all of our assets.

Pursuant to a registration rights and governance agreement executed in connection with the Reorganization, we granted certain registration rights to SIIL's shareholders in respect of the ordinary shares held by them, in part in order to facilitate the required sale of at least 2,000,000 of Kersaf's Ordinary Shares in a registered public offering, which requirement was satisfied on 12th December, 2002. We agreed that, after a transition period not to exceed one year from 30th June, 2001, we would cease, and we have ceased, using the names **Sun** and **Sun International**. In connection with the Reorganization, Kersaf agreed to pay us US$15.5 million. This was settled by a one-time cash payment of US$3.5 million and the issuance of a 5-year, US$12.0 million note, bearing interest at 9 per cent. per annum. In December, 2001, the principal amount of the note and accrued interest thereon was repaid in full. Of this amount, we recognized a US$1.5 million and US$5.1 million net gain on the settlement of this territorial dispute during the years ended 31st December, 2003 and 2002, respectively.

Subsequent Disputes and Settlement with Kersaf Investments Limited

As part of the Reorganization, the Company and Kersaf agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 shares of the Company's shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay Kerzner an annual payment of approximately US$3.3 million (the **Contribution Payment**), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the **Egypt Project**). In October, 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Kersaf and the Company executed a settlement agreement that resolved all of these outstanding matters on 1st November, 2002.

According to the settlement agreement, among other things, (i) Kersaf was obligated, and on 18th December, 2002 satisfied this obligation, to sell at least 2,000,000 shares in a registered public offering; (ii) Kersaf's obligation to make the Contribution Payment was terminated effective 1st December, 2002 and; (iii) Kersaf paid us US$32.1 million in December, 2002. Of this amount, US$18.0 million and US$21.3 million (which represents the future payments that were to be received over the original term of the underlying Mauritius management contracts) is classified as deferred revenue as of 31st December, 2003 and 2002, respectively. The long-term portion of US$14.6 million and US$18.0 million as of 31st December, 2003 and 2002, respectively, is included within deferred revenue and the current portion of US$3.4 million and US$3.3 million is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets. These amounts will be recognized as other revenues over the term of the original underlying Mauritius management contracts, which extended through December, 2008. The remaining amount of US$9.4 million, net of US$1.4 million of direct legal expenses, was recognized in the fourth quarter of 2002 as an additional gain on settlement of territorial and other disputes. In exchange for this settlement, we agreed to terminate all existing lawsuits related to Kersaf and have released all parties from any related claims and we shall no longer have any interest in the Egypt Project.

Note 21 – Loss on Early Extinguishment of Debt

Pursuant to the adoption of the SFAS 145, we have reclassified the US$20.5 million extraordinary loss on early extinguishment of debt recognized during the year ended 31st December, 2002 in connection with the Company's refinancing of its long-term debt from an extraordinary loss to other expense in the accompanying consolidated statement of operations. Of this amount, US$14.6 million related to our repurchase and redemption of the entire outstanding balance of US$200 million principal amount of our 9 per cent. Senior Subordinated Notes. The remaining US$5.9 million related to the repurchase and redemption of our US$100 million principal amount of 8⅝ per cent. Senior Subordinated Notes. This loss consisted of the premium paid on the repurchase and redemption of the notes, the non-cash charge to write-off the balance of the related debt issuance costs, the remaining unamortized discount on the notes and other direct costs. The applicable net income tax effect was insignificant.

Note 22 – Income Taxes

A significant portion of our operations are located in The Bahamas where there are no income taxes. In 2003, 2002 and 2001, the income tax provisions relating to U.S. and other non-Bahamian operations were as follows:

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Current:			
Federal	$ 7,917	$ 5,939	$ 3,502
State	3,393	2,341	1,462
Foreign	584	–	–
	11,894	8,280	4,964
Deferred:			
Federal	(11,732)	(8,184)	(3,874)
	$ 162	$ 96	$ 1,090

The effective tax rate on income varies from the statutory U.S. federal tax rate as a result of the following factors:

	For the Year Ended 31st December,		
In thousands of US dollars	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Non-U.S.-source income	(25.4)	(37.0)	(29.2)
State tax cost	4.7	5.8	–
NOLs, extraordinary item and temporary differences for which a valuation allowance has been provided	–	12.8	–
Reduction of valuation allowance relating to prior years' operating loss utilized	(16.4)	(20.4)	(14.5)
Branch profit taxes and other taxes on U.S. services	–	–	8.8
Other	2.3	4.0	3.2
Effective tax rate	0.2%	0.2%	3.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the deferred tax assets and liabilities were as follows:

In thousands of US dollars	31st December, 2003	2002
Non-current deferred tax liabilities:		
Basis differences on property and equipment	$ –	$ (561)
Total deferred tax liabilities	–	(561)
Non-current deferred tax assets:		
NOL carryforwards	183,629	223,709
Basis differences on property and equipment	527	–
Basis differences on land held for investment, development or resale	3,961	4,104
Book reserves not yet deductible for tax return purposes	2,954	1,898
Tax credit carryforwards	3,216	2,677
Other	4,998	3,786
Total deferred tax assets	199,285	236,174
Valuation allowance for deferred tax assets	(188,812)	(229,494)
Deferred tax assets, net of valuation allowance	10,473	6,680
Non-current net deferred tax assets	$ 10,473	$ 6,119

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including our ability to generate future taxable income. The valuation allowance is adjusted in the period we determine it is more likely than not that deferred tax assets will or will not be realized. We considered these factors in reaching our conclusion to reduce the valuation allowance during 2003, 2002 and 2001 which resulted in a reduction to our provision for income taxes.

For federal income tax purposes, Kerzner International North America, Inc. (**KINA**), one of our wholly-owned subsidiaries, had net operating loss (**NOL**) carryforwards of approximately US$524.7 million at 31st December, 2003, of which US$247.2 million are unrestricted as to use. However, due to the change of ownership of KINA in 1996, US$277.5 million of these NOL carryforwards (the **Pre-Change NOLs**) are limited in their availability to offset our future taxable income. As a result of these limitations, approximately US$11.3 million of Pre-Change NOLs will become available for use each year through the year 2008, with an additional US$7.7 million becoming available in 2009. The remaining Pre-Change NOLs are expected to expire unutilized, including the US$61.0 million of Pre-Change NOLS that expired in 2003.

Our restricted NOL carryforwards expire as follows: US$36.6 million in 2005, US$23.5 million in 2006, and US$3.9 million in 2007. Our unrestricted NOLs expire as follows: US$26.7 million in 2007, US$56.5 million in 2008, US$8.0 million in 2011, US$57.0 million in 2012, US$32.4 million in 2019, US$17.7 million in 2020 and US$48.9 million in 2021.

Note 23 – Commitments and Contingencies

Lease Obligations

We lease office space in numerous locations throughout the United States and Europe for sales and marketing, public relations, tour operations and travel reservation services and other administrative services. These offices support our operations in The Bahamas. In addition, we have obligations under certain operating leases related to equipment acquired for our operations in The Bahamas.

Future minimum lease obligations under various non-cancelable operating leases with terms in excess of one year at 31st December, 2003 are as follows (in thousands of US dollars):

Year Ending 31st December,		
2004	$	2,413
2005		1,912
2006		2,324
2007		1,819
2008		1,748
Thereafter		18,058
	$	28,274

Casino License

The operations of casinos in The Bahamas are subject to regulatory controls. The operator must obtain a casino license and the license must be periodically renewed and is subject to revocation at any time.

Heads of Agreement

We have an agreement with the Bahamian government, which we refer to as the Heads of Agreement, that governs our gaming taxes and fees in The Bahamas and provides us with certain tax incentives to encourage us to further expand Atlantis, Paradise Island. On 26th May, 2003, we restated the Heads of Agreement in anticipation of the Atlantis, Paradise Island Phase III expansion as previously discussed in Note 1 – Organization and Basis of Presentation. The restated Heads of Agreement for the year ended 31st December, 2003 maintains the basic casino tax and fee structure, which was effective for the years ended 31st December, 2002 and 2001. Under this basic casino tax and fee structure we paid an annual license fee of US$100,000 per thousand square feet of casino space, a minimum annual casino win tax of US$4.3 million on all gaming win up to US$20.0 million, a 12.5 per cent. win tax on gaming win between US$20.0 million and US$120.0 million and a 10 per cent. gaming tax on all gaming win in excess of US$120.0 million. The Company is entitled to a US$5.0 million reduction to the annual casino license fees and a 45 per cent. credit against all win tax on gaming win between US$20.0 million and US$120.0 million. The casino win tax and annual license fee is included in gaming costs and expenses in the accompanying consolidated statements of operations and was US$11.5 million, US$12.2 million and US$10.9 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

In order to secure the tax incentives described in the preceding paragraph, we are obligated to commence construction on aspects of Phase III-A by 31st December, 2003 and commence construction on the balance of Phase III-A by 30th June, 2004. In the event that we do not proceed with Phase III-B, there will be a proportionate scaling back of the casino fee and tax incentives.

As we commenced construction of Phase III-A by 31st December, 2003 the basic tax and fee structure was amended so that all gaming win in excess of US$20.0 million is subject to win tax of 10 per cent. and is effective for a period of 20 years after the earlier of the completion of the Phase III Expansion or 31st December, 2007. In addition, the 45 per cent. credit against all win tax shall become 50 per cent. against all win tax on gaming win over US$20.0 million. However, the 50 per cent. credit will not apply to gaming win in excess of US$175 million in any year through 2010 and US$200 million in each succeeding year. These credits also apply from the commencement of construction of Phase III-A in 2003, and shall extend for a period of 11 years from the Relevant Date, as defined.

The restated Heads of Agreement also provides for an extension of our joint marketing agreement with the Bahamian government pursuant to which the Bahamian government agreed to match our contribution, up to US$4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media to promote the destination and our Paradise Island properties, including the Phase III expansion. This joint marketing agreement will expire on 31st December, 2007.

The Heads of Agreement also required that Sun International Investment Limited (**SIIL**) control a majority of our board of directors until 30th June, 2004. As part of the restructuring of SIIL, we entered into a governance agreement with the shareholders of SIIL that, among other things, required us to submit to our shareholders an amendment to our articles of association that would set the term of our existing directors to expire at our annual general meeting in 2004. At our annual shareholders meeting in September, 2001, the amendment to our articles of association was adopted and our existing directors were elected to terms expiring in 2004.

Guarantees

As of 31st December, 2003, the Company had executed various guarantees. As discussed in Note 3 – Summary of Significant Accounting Policies, the Company has adopted the disclosure provisions of FIN 45 and has adopted the recognition and measurement provisions for any guarantees entered into or modifications to existing guarantees after 31st December, 2002. With respect to the Company's existing guarantee related to the One&Only Palmilla Resort, the fair value of US$2.8 million has been estimated and recorded as of 31st December, 2003 for our US$46.5 million guarantee entered into after 31st December, 2002 with the One&Only Palmilla Resort as discussed below. The fair value of the guarantee is included in other long-term liabilities in the accompanying consolidated 2003 balance sheet.

In connection with the One&Only Palmilla Resort operating agreement, we agreed that in the event that the One&Only Palmilla Resort obtained third-party debt financing for its planned redevelopment, we would guarantee certain amounts of such financing. The purpose of these guarantees was to assist the One&Only Palmilla Resort in obtaining financing for its redevelopment on commercially reasonable terms. On 1st August, 2003, the One&Only Palmilla Resort secured a senior credit facility (the **Senior Credit Facility**) in the amount of US$88.5 million, of which Kerzner has guaranteed US$46.5 million. In 2003, we have recorded the fair value of these guarantees in accordance with the provisions of FIN 45. We have agreed to provide these guarantees for a period ending no later than the later of (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee. As of 31st December, 2003, amounts outstanding under the Senior Credit Facility totaled US$86.4 million. In addition, to the extent that One&Only Palmilla incurs expenditures that we approve in excess of budgeted amounts and for which it is otherwise unable to obtain third-party financing, we have agreed to make unsecured subordinated loans to the One&Only Palmilla resort in the amount of such expenditures.

In connection with our purchase of a 25 per cent. initial equity interest in the One&Only Kanuhura, we were required to guarantee certain of its obligations, totaling US$10.7 million to its other shareholders.

We are not obligated under these guarantees unless the property's senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed to us. As of 31st December, 2003, the amount of senior debt owed to us was US$3.6 million, excluding accrued interest. Our obligations under these guarantees expire when the underlying obligations are repaid. Upon our having to satisfy these guarantees, we shall be deemed to have made a loan to the One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah Resort Pvt. Ltd.

On 4th December, 2002, we entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt Ltd and various other financial institutions (the **Senior Lenders**). The agreement obligates Kerzner to make completion loans (in an amount not to exceed US$35.0 million) and operating loans (in an amount not to exceed US$3.0 million per year, for a four-year period). The purpose of the completion loans is to provide subordinated financing for the building and developing of a new resort on Medhufinolhu, Kaafu Atoll, Republic of Maldives. The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened. Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt Ltd has borrowed a minimum of US$20.0 million

from the Senior Lenders. Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public. Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property. As of 31st December, 2003 the Company had US$15.4 million of completion loans outstanding, excluding accrued interest, to the resort.

As a condition to entering into the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority of outstanding shares in Reethi Rah Resort Pvt Ltd., pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt Ltd. to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort. Reethi Rah Resort Pvt Ltd. also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt Ltd. has obtained from the government of the Maldives.

Atlantis, The Palm Commitment

In September, 2003, we entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity (**Nakheel**), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. We and Nakheel have each agreed to invest US$60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company. The transaction remains subject to various closing conditions, including obtaining all requisite governmental consents and binding commitments for the necessary financing.

Executive and Employee Bonus Plans

In 1998, we created a bonus plan for certain of our executives that was payable based upon the attainment of specified earnings per share. A portion of the bonus was payable in ordinary shares that vested over a three-year period. The compensation expense related to the 1998 bonus plan amounted to US$0, US$0 and US$0.6 million for the years ended 31st December, 2003, 2002 and 2001, respectively. During the year ended 31st December, 2002, 32,000 shares of restricted stock were exercised. The bonus plan in effect for the years 2001 through 2002 does not provide for the issuance of Ordinary Shares.

Effective for the years 2003, 2002 and 2001, we have a bonus plan whereby our employees, including officers, will qualify for bonuses if we attain either certain levels of earnings or earnings per share, and such bonuses are calculated as a percentage of each individual's salary. Such percentage is based on, among other things, each employee's level of responsibility. Bonuses paid to our officers under this bonus plan could reach a maximum of 80 per cent. of the respective employee's base salary. Bonuses ranging from 4 per cent. to 54 per cent. were granted in 2003 to our officers and employees. The compensation expense related to this bonus plan amounted to US$13.8 million, US$17.0 million and US$3.2 million for the years ended 31st December, 2003, 2002 and 2001, respectively.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business. The Company does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying consolidated financial statements.

Note 24 – Segment Information

SFAS No. 131 "Disclosures about Segments of an Enterprise Related Information" requires the disclosure of information regarding our operations based upon how management makes operating decisions and assesses the performance of such segments and certain information about geographic areas. We develop and operate premier resort casinos and other properties throughout the world and manage our business in three segments: Destination Resorts, Gaming and One&Only. Our Destination Resorts segment is currently our largest and most important segment from both a gross revenue and net income perspective. Management previously viewed the Company as operating solely in one business segment – the resort and casino business – which was conducted in various geographical areas. However, in 2003, as our businesses grew and evolved, management began to view the Company as operating in three distinct segments.

Our Destination Resorts segment includes our flagship mega-resort property, Atlantis, Paradise Island, our tour operator which supports Atlantis, Paradise Island, PIV, Inc., and our 50 per cent. investment in Harborside at Atlantis. In addition, management expects that our future growth will further define and reinforce these segments. Accordingly, commencing with our 2003 consolidated financial statements, we will report our business in three segments: the Destination Resorts segment, the Gaming segment, and the One&Only segment. In addition, once we begin development and finalize a joint venture with Nakheel LLC, an entity owned by the government of Dubai, the Destination Resorts segment will include Atlantis, The Palm, which is expected to include a resort and an extensive water theme park located on the Palm, Jumeirah, a land reclamation project in Dubai, United Arab Emirates. The Gaming segment consists of relinquishment and development fee income from Mohegan Sun in Uncasville, Connecticut, Resorts Atlantic City (which we owned until 25th April, 2001) and the costs associated with the potential development of a casino complex located in the greater London area and Northampton. The One&Only segment is comprised of our luxury resort hotel businesses which consist of premier properties that primarily operate in the five-star deluxe end of the resort market. The One&Only segment includes the One&Only Ocean Club located on Paradise Island, The Bahamas, and resorts located in Mauritius, the Maldives, Mexico and Dubai. We have also entered into agreements to develop and manage a second property in the Maldives, a property on the Victoria & Alfred Waterfront in Cape Town, South Africa and a property in Havana, Cuba, all of which will be operated under the One&Only brand. As each segment operates in various geographic areas, they are delineated within the tables that follow.

We evaluate the performance of our segments based on their respective revenues generated after direct operating costs, and depreciation and amortization attributable to each segment which we refer to as their contribution to net income. Corporate expenses, interest income and expense, income taxes and other income and expenses are not allocated to the segments but are separately evaluated. The accounting policies of these reportable segments are the same as those disclosed in Note 3 – Summary of Significant Accounting Policies.

The following tables are an analysis of net revenues, contribution to consolidated net income and total assets, depreciation and amortization of goodwill and capital additions by segment:

A. Net revenues

	For The Year Ended 31st December,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)			
Hotel and other	$ 350,115	$ 347,707	$ 325,692
Insurance recovery	2,819	1,100	2,000
Casino	138,587	129,916	116,490
	491,521	478,723	444,182
Tour operations	28,875	29,026	26,091
Gross revenues	520,396	507,749	470,273
Less: promotional allowances	(23,579)	(22,210)	(22,778)
	496,817	485,539	447,495
Gaming:			
Connecticut(2)	1,755	1,326	2,873
United Kingdom	–	–	–
New Jersey(3)			
Casino	–	–	72,417
Hotel and other	–	–	12,496
Gross Revenue	–	–	87,786
Less: promotional allowances	–	–	(17,995)
	1,755	1,326	69,791
One&Only:			
Ocean Club	34,186	31,200	26,165
Other resorts(4)	11,575	8,817	8,003
	45,761	40,017	34,168
Real estate related – Ocean Club Estates	–	–	9,771
Other segments	16,999	16,480	14,211
Net revenues	$ 561,332	$ 543,362	$ 575,436

(1) Consists of revenues from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income from our 50 per cent. owned timeshare, Harborside at Atlantis.

(2) Consists of development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of revenue from Resorts, Atlantic City. The Company sold RIH on 25th April, 2001 and accordingly, excluded the results of operations of Resorts, Atlantic City subsequent to that date.

(4) Consists of management and development fees from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

B. Contribution to net income

	For The Year Ended 31st December,		
	2003	2002	2001
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 93,788	$ 77,514	$ 66,050
Gaming:			
Connecticut(2)	35,715	31,367	27,136
United Kingdom	(329)	–	–
New Jersey(3)	–	–	7,595
	35,386	31,367	34,731
One&Only:			
Ocean Club	4,720	3,999	1,447
Other resorts(4)			
Management, development and other fees	10,292	8,817	8,003
Direct expenses	(12,187)	(8,061)	(1,944)
Equity in earnings (losses) of associated companies	(2,565)	934	2,588
	260	5,689	10,094
General corporate	(33,928)	(26,119)	(20,848)
Restructuring (costs) reversal	–	1,000	(5,732)
Real estate related – Ocean Club Estates	–	–	6,906
Gain on net assets held for sale	–	–	2,232
Interest income	3,394	3,419	5,301
Interest expense, net of capitalization	(29,264)	(39,104)	(60,375)
Gain on settlement of territorial and other disputes	1,479	14,459	–
Loss on early extinguishment of debt, net of income tax effect	–	(20,525)	–
Other, net	(686)	60	–
Provision for income taxes	(162)	(96)	(1,090)
Income (loss) from discontinued operations, net of income tax	1,305	(8,061)	(4,608)
Net income	$ 71,572	$ 39,603	$ 32,661

(1) Consists of earnings before interest and taxes from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income and equity in earnings (losses) from our 50 per cent. owned timeshare, Harborside at Atlantis.

(2) Consists of relinquishment fees – equity earnings in TCA, development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3) Consists of the results of operations of Resorts Atlantic City. The Company sold RIH on 25th April, 2001 and accordingly, excluded the results of operations of Resorts Atlantic City subsequent to that date.

(4) Consists of management, development and other fees and equity in earnings (losses) in associated companies from the Company's One&Only resort businesses located in Mauritius, Mexico, Dubai and the Maldives.

C. Total assets, depreciation and amortization of goodwill and capital additions

	As of 31st December, 2003	Year Ended 31st December, 2003	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 1,129,988	$ 50,996	$ 46,707
Gaming:			
Connecticut(3)	14,654	–	–
United Kingdom	1,748	1	2,276
	16,402	1	2,276
One&Only:			
One&Only Ocean Club	63,009	3,678	802
One&Only Other Resorts(2)	81,077	247	476
	144,086	3,925	1,278
General Corporate	165,452	860	588
	$ 1,455,928	$ 55,782	$ 50,849

	As of 31st December, 2002	Year Ended 31st December, 2002	
	Total Assets	Depreciation and Amortization	Capital Additions
Destination Resorts:			
Atlantis, Paradise Island(1)	$ 1,093,203	$ 50,709	$ 37,729
Gaming:			
Connecticut(3)	15,398	–	–
United Kingdom	–	–	–
One&Only:			
One&Only Ocean Club	66,158	3,951	596
One&Only Other Resorts(2)	69,902	69	721
	136,060	4,020	1,317
General Corporate	150,378	757	478
	$ 1,395,039	$ 55,486	$ 39,524

	Year Ended 31st December, 2001	
	Depreciation and Amortization	Capital Additions
Destination Resorts:		
Atlantis, Paradise Island	$ 46,477	$ 54,003
Gaming:		
Connecticut	–	–
United Kingdom	–	–
One&Only:		
One&Only Ocean Club	3,602	11,879
One&Only Other Resorts	83	29
	3,685	11,908
General Corporate	848	1,679
	$ 51,010	$ 67,590

(1) Includes assets from Atlantis, Paradise Island, the Company's wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company's investment in Harborside at Atlantis.

(2) Includes our investments in associated companies related to the Company's One&Only resort businesses located in Mauritius, Mexico and the Maldives.

(3) Includes our 50 per cent. investment in TCA.

Note 25 – Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

We used the following methods and assumptions in estimating fair value disclosures for financial instruments: (a) cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: the amounts reported in the accompanying consolidated balance sheets approximate fair value due to the nature and short-term maturities of such assets and liabilities; (b) fixed-rate debt: fixed rate debt is valued based upon published market quotations, as applicable (the fair value of our fixed rate debt at 31st December, 2003 was approximately US$443.9 million as compared to its carrying value of US$417.1 million and the fair value of our fixed rate debt at 31st December, 2002 was approximately US$421.8 million as compared to its carrying value of US$425.3 million); (c) swap agreements: the fair value of our swap agreements was determined from the representations of financial institutions. The fair value of our swap agreements at 31st December, 2003 and 2002 equal their carrying value of US$11.8 million and US$19.6 million, respectively, and are included in deferred charges and other assets in the accompanying consolidated balance sheets.

Note 26 – Supplemental Condensed Consolidating Financial Information

Our 8⅞% Senior Subordinated Notes were co-issued by the Company and one of its wholly owned subsidiaries, KINA. The 8⅞ per cent. Senior Subordinated Notes are guaranteed by substantially all of our wholly owned subsidiaries (the **Subsidiary Guarantors**) and are jointly and severally irrevocably and unconditionally guaranteed. Separate financial statements of the Subsidiary Guarantors are not presented because we have determined that they would not be material to investors. The following supplemental financial information sets forth condensed consolidating balance sheets, statements of operations and statements of cash flows for each of the co-issuers of the 8⅞ per cent. Senior Subordinated Notes, Kerzner and KINA, and, on a combined basis, for the Subsidiary Guarantors. Kerzner's non-guarantor subsidiaries are minor and, therefore, are not separately presented.

Condensed consolidating balance sheet at 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 143	$ 17,026	$ 39,207	$ 3,856	$ 60,232
Restricted cash	–	–	1,445	–	1,445
Trade receivables, net	61	69	38,084	183	38,397
Due from affiliates	259,366	21,923	(265,790)	(1,550)	13,949
Inventories	–	–	10,418	–	10,418
Prepaid expenses and other assets	125	657	20,881	(6,303)	15,360
Total current assets	259,695	39,675	(155,755)	(3,814)	139,801
Property and equipment, net	–	52,862	1,077,231	23,911	1,154,004
Due from affiliates – non-current	19,889	200,000	(185,047)	–	34,842
Deferred tax asset, net	–	10,473	–	–	10,473
Deferred charges and other assets, net	10,971	9,643	13,042	–	33,656
Investment in subsidiaries	566,984	10	–	(566,994)	–
Investment in associated companies	1,864	–	87,534	(6,246)	83,152
Total assets	$ 859,403	$ 312,663	$ 837,005	$ (553,143)	$ 1,455,928
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ –	$ –	$ 304	$ –	$ 304
Accounts payable and accrued liabilities	7,974	22,603	144,130	(2,474)	172,233
Capital creditors	–	–	4,639	–	4,639
Total current liabilities	7,974	22,603	149,073	(2,474)	177,176
Deferred revenue	–	–	14,652	–	14,652
Other long-term liabilities	–	4,561	2,729	–	7,290
Long-term debt, net of current maturities	11,839	405,251	130	–	417,220
Total liabilities	19,813	432,415	166,584	(2,474)	616,338
Shareholders' equity	839,590	(119,752)	670,421	(550,669)	839,590
Total liabilities and shareholders' equity	$ 859,403	$ 312,663	$ 837,005	$ (553,143)	$ 1,455,928

Condensed consolidating balance sheet at 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012
Restricted cash	–	–	4,842	–	4,842
Trade receivables, net	61	1,186	42,024	(157)	43,114
Due from affiliates	239,820	40,071	(258,878)	–	21,013
Inventories	–	–	8,969	–	8,969
Prepaid expenses and other assets	57	73	14,182	–	14,312
Total current assets	241,336	44,326	(162,386)	2,986	126,262
Property and equipment, net	–	53,925	1,034,539	23,911	1,112,375
Notes receivable	13,600	–	120	–	13,720
Due from affiliates – non-current	4,925	200,000	(180,546)	–	24,379
Deferred tax asset, net	–	6,119	–	–	6,119
Deferred charges and other assets, net	19,574	8,614	8,110	–	36,298
Investment in subsidiaries	494,756	10	–	(494,766)	–
Investment in associated companies	2,393	–	80,518	(7,025)	75,886
Total assets	$ 776,584	$ 312,994	$ 780,355	$ (474,894)	$ 1,395,039
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Current maturities of long-term debt	$ –	$ 19	$ 256	$ –	$ 275
Accounts payable and accrued liabilities	27,989	20,246	94,503	2,986	145,724
Capital creditors	–	–	1,538	–	1,538
Total current liabilities	27,989	20,265	96,297	2,986	147,537
Deferred revenue	–	–	18,028	–	18,028
Other long-term liabilities	–	148	2,549	–	2,697
Long-term debt, net of current maturities	19,574	405,726	72,456	–	497,756
Total liabilities	47,563	426,139	189,330	2,986	666,018
Shareholders' equity	729,021	(113,145)	591,025	(477,880)	729,021
Total liabilities and shareholders' equity	$ 776,584	$ 312,994	$ 780,355	$ (474,894)	$ 1,395,039

Condensed consolidating statement of operations for the year ended 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 525,773	$ (4,732)	$ 521,041
Less: promotional allowances	–	–	(23,579)	–	(23,579)
	–	–	502,194	(4,732)	497,462
Tour operations	–	–	40,790	–	40,790
TCA development and other fees	–	–	1,755	–	1,755
Management and other fees	–	17,558	(4,136)	–	13,422
Insurance recovery	–	–	2,819	–	2,819
Other	–	1,816	3,268	–	5,084
Affiliated sales	–	–	10,143	(10,143)	–
	–	19,374	556,833	(14,875)	561,332
Equity in subsidiaries earnings	71,362	–	–	(71,362)	–
Expenses:					
Casino and resort expenses	–	(6)	284,622	(13,261)	271,355
Tour operations	–	–	35,420	(14)	35,406
Selling, general and administrative	(275)	1,184	102,471	(2,543)	100,837
Management fee	1,400	–	(1,400)	–	–
Corporate expenses	5,401	11,034	19,882	943	37,260
Gain on replacement of damaged assets	–	–	(2,514)	–	(2,514)
Depreciation and amortization	–	49	55,733	–	55,782
	6,526	12,261	494,214	(14,875)	498,126
Relinquishment fees – equity earnings in TCA	–	–	33,960	–	33,960
Income (loss) from operations	64,836	7,113	96,579	(71,362)	97,166
Other income (expenses):					
Interest income	1,793	175	1,426	–	3,394
Interest expense, net of capitalization	9,103	(36,009)	(2,358)	–	(29,264)
Affiliated interest income	(9,103)	18,278	(1)	(9,174)	–
Affiliated interest expense	–	–	(9,174)	9,174	–
Equity in losses of associated companies	(51)	–	(269)	–	(320)
Gain on settlement of territorial and other disputes	1,479	–	–	–	1,479
Other, net	(775)	104	(15)	–	(686)
Income (loss) from continuing operations before income taxes and minority interest	67,282	(10,339)	86,188	(71,362)	71,769
Benefit (provision) for income taxes	–	3,732	(3,894)	–	(162)
Minority interest	–	–	(1,340)	–	(1,340)
Income (loss) from continuing operations	67,282	(6,607)	80,954	(71,362)	70,267
Income (loss) from discontinued operations, net of income tax effect	4,290	–	(2,985)	–	1,305
Net income (loss)	$ 71,572	$ (6,607)	$ 77,969	$ (71,362)	$ 71,572

Condensed consolidating statement of operations for the year ended 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 512,025	$ (4,781)	$ 507,244
Less: promotional allowances	–	–	(22,210)	–	(22,210)
	–	–	489,815	(4,781)	485,034
Tour operations	–	–	41,063	–	41,063
TCA development and other fees	–	–	1,326	–	1.326
Management and other fees	–	16,801	(6,405)	–	10,396
Insurance recovery	–	–	1,100	–	1,100
Other	–	1,280	3,163	–	4,443
Affiliated sales	–	–	10,339	(10,339)	–
	–	18,081	540,401	(15,120)	543,362
Equity in subsidiaries earnings	39,262	–	–	(39,262)	–
Expenses:					
Casino and resort expenses	–	–	279,646	(12,843)	266,803
Tour operations	–	–	36,772	(5)	36,767
Selling, general and administrative	2,361	1,297	90,074	(2,272)	91,460
Management fee	1,100	–	(1,100)	–	–
Corporate expenses	5,771	9,095	14,361	–	29,227
Depreciation and amortization	–	75	55,411	–	55,486
Restructuring reversal	–	–	(1,000)	–	(1,000)
	9,232	10,467	474,164	(15,120)	478,743
Relinquishment fees – equity earnings in TCA	–	–	30,041	–	30,041
Income (loss) from operations	30,030	7,614	96,278	(39,262)	94,660
Other income (expenses):					
Interest income	1,474	704	1,241	–	3,419
Interest expense, net of capitalization	(846)	(36,638)	(1,620)	–	(39,104)
Affiliated interest income	1,046	18,249	–	(19,295)	–
Affiliated interest expense	–	–	(19,295)	19,295	–
Equity in losses of associated companies	(658)	–	(4,551)	–	(5,209)
Gain on settlement of territorial and other disputes	14,459	–	–	–	14,459
Loss on early extinguishment of debt	(5,901)	(14,624)	–	–	(20,525)
Other, net	–	(158)	218	–	60
Income (loss) from continuing operations before income taxes	39,604	(24,853)	72,271	(39,262)	47,760
Benefit (provision) for income taxes	(1)	2,238	(2,333)	–	(96)
Income (loss) from continuing operations	39,603	(22,615)	69,938	(39,262)	47,664
Loss from discontinued operations, net of income tax effect	–	–	(8,061)	–	(8,061)
Net income (loss)	$ 39,603	$ (22,615)	$ 61,877	$ (39,262)	$ 39,603

Condensed consolidating statement of operations for the year ended 31st December, 2001

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Casino and resort revenues	$ –	$ –	$ 558,141	$ (6,289)	$ 551,852
Less: promotional allowances	–	–	(40,773)	–	(40,773)
	–	–	517,368	(6,289)	511,079
Tour operations	–	–	36,348	–	36,348
TCA development and other fees	–	–	2,873	–	2,873
Management and other fees	–	15,087	(5,677)	–	9,410
Real estate related	–	–	9,771	–	9,771
Insurance recovery	–	–	2,000	–	2,000
Other	–	893	3,062	–	3,955
Affiliated sales	–	–	9,742	(9,742)	–
	–	15,980	575,487	(16,031)	575,436
Equity in subsidiary earnings	39,636	–	–	(39,636)	–
Expenses:					
Casino and resort expenses	–	664	316,323	(14,377)	302,610
Tour operations	–	–	32,061	(20)	32,041
Selling, general and administrative	–	1,237	89,461	(1,634)	89,064
Management fee	634		(634)	–	–
Real estate related	–	–	2,865	–	2,865
Corporate expenses	3,006	6,716	15,384	–	25,106
Depreciation and amortization	–	124	50,886	–	51,010
Restructuring costs	–	–	5,732	–	5,732
Pre-opening expenses	–	–	2,280	–	2,280
Gain on net assets held for sale	–	–	(2,232)	–	(2,232)
	3,640	8,741	512,126	(16,031)	508,476
Relinquishment fees – equity earnings in TCA	–	–	24,263	–	24,263
Income (loss) from operations	35,996	7,239	87,624	(39,636)	91,223
Other income (expense):					
Interest income	742	4,296	263	–	5,301
Interest expense, net of capitalization	(10,938)	(27,736)	(21,701)	–	(60,375)
Affiliated interest income	7,575	6,931	(1)	(14,505)	–
Affiliated interest expense	–	–	(14,505)	14,505	–
Equity in earnings (losses) of associated companies	(714)	–	2,924	–	2,210
Income (loss) from continuing operations before income taxes	32,661	(9,270)	54,604	(39,636)	38,359
Benefit (provision) for income taxes	–	3,095	(4,185)	–	(1,090)
Income (loss) from continuing operations	32,661	(6,175)	50,419	(39,636)	37,269
Loss on discontinued operations, net of income tax effect	–	–	(4,608)	–	(4,608)
Net income (loss)	$ 32,661	$ (6,175)	$ 45,811	$ (39,636)	$ 32,661

Condensed consolidating statement of cash flows for the year ended 31st December, 2003

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (17,874)	$ (8,776)	$ 158,080	$ 713	$ 132,143
Cash provided by discontinued operations	–	–	523	–	523
Net cash provided by (used in) operating activities	(17,874)	(8,776)	158,603	713	132,666
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(14)	(50,835)	–	(50,849)
Net proceeds from the sale of other assets	–	848	251	–	1,099
Acquisition of tour operator, net of cash acquired	–	–	1,384	–	1,384
Acquisition of Club Mediterranee (Bahamas) Limited	–	–	(20,049)	–	(20,049)
Deposit and purchase of land and casino license	–	–	(6,147)	–	(6,147)
Proceeds received for repayment of notes receivable	13,339	–	70		13,409
Deposit received	–	–	1,250	–	1,250
Advances to affiliates, net of repayments	(36,782)	21,991	2,738	–	(12,053)
Costs of business acquisitions, management and development agreements	–	–	(2,115)	–	(2,115)
Sale of debt and equity interest in the One&Only Kanuhura	1,464	–	–	–	1,464
Net cash provided by (used in) investing activities	(21,979)	22,825	(73,453)	–	(72,607)
Cash flows from financing activities:					
Proceeds from the exercise of share options	39,007	–	–	–	39,007
Borrowings	–	–	29,600	–	29,600
Cancellation of ordinary shares	(408)	–	–	–	(408)
Debt issuance and modification costs	–	–	(140)	–	(140)
Repayment of borrowings	–	(19)	(101,879)	–	(101,898)
Net cash provided by (used in) financing activities	38,599	(19)	(72,419)	–	(33,839)
Increase (decrease) in cash and cash equivalents	(1,254)	14,030	12,731	713	26,220
Cash and cash equivalents at beginning of period	1,398	2,996	26,475	3,143	34,012
Cash and cash equivalents at end of period	$ 144	$ 17,026	$ 39,206	$ 3,856	$ 60,232

Condensed consolidating statement of cash flows for the year ended 31st December, 2002

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 9,314	$ (7,332)	$ 135,088	$ (2,181)	$ 134,889
Cash used in discontinued operations	–	–	(7,619)	–	(7,619)
Net cash provided by (used in) operating activities	9,314	(7,332)	127,469	(2,181)	127,270
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(14)	(39,510)	–	(39,524)
Net proceeds from sale of other assets	–	–	126	–	126
Purchase of notes receivable	(13,704)	–	–	–	(13,704)
Proceeds received for repayment of notes receivable	–	18,018	–	–	18,018
Deposit received	4,500	–	–	–	4,500
Advances to affiliates, net of repayments	87,021	(1,389)	(85,890)	–	(258)
Acquisition of equity interest in associated company	–	–	(40,812)	–	(40,812)
Deferred contract acquisition costs	–	–	(214)	–	(214)
Other	–	(158)	(120)	–	(278)
Net cash provided by (used in) investing activities	77,817	16,457	(166,420)	–	(72,146)
Cash flows from financing activities:					
Proceeds from the exercise of share options	14,702	–	–	–	14,702
Proceeds from issuance of debt	–	206,000	–	–	206,000
Borrowings	–	–	111,000	–	111,000
Cancellation of ordinary shares	(365)	–	–	–	(365)
Debt issuance and modification costs	–	(4,301)	(364)	–	(4,665)
Early redemption of debt	(104,135)	(209,000)	–	–	(313,135)
Repayment of borrowings	–	(70)	(63,213)	–	(63,283)
Net cash provided by (used in) financing activities	(89,798)	(7,371)	47,423	–	(49,746)
Increase (decrease) in cash and cash equivalents	(2,667)	1,754	8,472	(2,181)	5,378
Cash and cash equivalents at beginning of period	4,065	1,242	18,003	5,324	28,634
Cash and cash equivalents at end of period	$ 1,398	$ 2,996	$ 26,475	$ 3,143	$ 34,012

Condensed consolidating statement of cash flows for the year ended 31st December, 2001

In thousands of US dollars	Kerzner	KINA	Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ 2,044	$ (7,014)	$ 72,624	$ 34,393	$ 102,047
Cash used in discontinued operations	–	–	(7,379)	–	(7,379)
Net cash provided by (used in) operating activities	2,044	(7,014)	65,245	34,393	94,668
Cash flows from investing activities:					
Payments for property and equipment, net of insurance proceeds received	–	(400)	(67,190)	–	(67,590)
Net proceeds from the sale of other assets	–	2,196	351	–	2,547
Proceeds received from the sale of Resorts Atlantic City, net	–	120,850	2,664	–	123,514
Proceeds received from repayment of note receivable	12,000	–	–	–	12,000
Advances to affiliates, net of repayments	54,520	(228,352)	179,180	(14,043)	(8,695)
Acquisition of equity interest in associated companies	(3,768)	–	–	–	(3,768)
Other	–	–	(432)	–	(432)
Net cash provided by (used in) investing activities	62,752	(105,706)	114,573	(14,043)	57,576
Cash flows from financing activities:					
Proceeds from the exercise of share options	7,934	–	–	–	7,934
Proceeds from issuance of debt	–	200,000	–	–	200,000
Borrowings	–	–	103,500	–	103,500
Debt issuance and modification costs	(500)	(6,250)	(2,055)	–	(8,805)
Repayment of borrowings	(68,270)	(79,063)	(301,403)	–	(448,736)
Net cash used in financing activities	(60,836)	114,687	(199,958)	–	(146,107)
Increase (decrease) in cash and cash equivalents	3,960	1,967	(20,140)	20,350	6,137
Cash and cash equivalents at beginning of period	105	(725)	38,143	(15,026)	22,497
Cash and cash equivalents at end of period	$ 4,065	$ 1,242	$ 18,003	$ 5,324	$ 28,634

Note 27 – Subsequent Event

Wembley Investment

On 10th March, 2004, we announced that we entered into a joint venture, BLB Investors, with an affiliate of Starwood and an affiliate of Waterford for the purpose of acquiring an interest in Wembley, which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley's United States operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack.

BLB Investors, which is 25 per cent. owned by us, 25 per cent. owned by Waterford, and 50 per cent. owned by Starwood, acquired on 10th March, 2004 from funds managed by Active Value Fund Managers Limited (**Active Value**) 2,811,108 shares of Wembley's issued share capital. Our proportionate share of this investment was approximately US$10.2 million. BLB Investors also entered into other arrangements with Active Value on 10th March and 18th March relating to the purchase of Active Value's remaining 4,921,392 shares of Wembley's issued share capital, which could increase its total holdings in Wembley up to approximately 22 per cent. (subject in all cases to necessary notifications and filings and waiting periods expiring under the Hart-Scott-Rodino Antitrust Improvements Act of 1976).

APPENDIX V
Additional information

1. Responsibility

(a) The BLB Acquisition Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document, other than that relating to the Wembley Group, the Wembley Directors and their immediate families. To the best of the knowledge and belief of the BLB Acquisition Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Wembley Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the Wembley Group, the Wembley Directors and their immediate families. To the best of the knowledge and belief of the Wembley Directors (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors

(a) The BLB Acquisition Directors are as follows:

Barry Sternlicht;

Madison Grose;

Butch Kerzner; and

Len Wolman.

The registered office of BLB Acquisition is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, United States of America.

The business addresses of the BLB Acquisition Directors are as follows:

Barry Sternlicht – Starwood, 591 West Putnam Avenue, Greenwich, CT 06830, United States of America;

Madison Grose – Starwood, 591 West Putnam Avenue, Greenwich, CT 06830, United States of America;

Butch Kerzner – Kerzner, Coral Towers, 3rd Floor, Casino Drive, Paradise Island, Bahamas; and

Len Wolman – Waterford, 914 Harford Turnpike, Waterford, CT 06385, United States of America.

(b) The Wembley Directors are as follows:

Claes Hultman;

Mark Elliott;

Neil Chisman; and

Peter Harris.

The registered office of Wembley and the business address of each of the Wembley Directors is Wembley plc, Elvin House, Stadium Way, Wembley HA9 0DW.

3. Market quotations

The following table shows the closing middle market quotations of Wembley Shares, as derived from the Daily Official List, for the first business day in each of the six months

immediately prior to the date of this document, for 26th January, 2004 (being the last business day prior to commencement of the Offer Period) and for 28th April, 2004 (being the latest practicable date prior to the date of this document):

Date	Share price (p)
3rd November, 2003	507.5
1st December, 2003	561.0
2nd January, 2004	600.0
26th January, 2004	612.5
2nd February, 2004	755.0
1st March, 2004	766.0
1st April, 2004	858.5
28th April, 2004	888.5

4. **Shareholdings and dealings**

For the purposes of this Appendix:

(i) **arrangement** includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(ii) **associate** means:

(1) subsidiaries and associated companies of Wembley or BLB Acquisition, as the case may be, and companies of which any such subsidiaries or associated companies are associated companies;

(2) banks, financial and other professional advisers (including stockbrokers) to Wembley or BLB Acquisition, as the case may be, or a company covered in (1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the Wembley Directors or, as the case may be, the BLB Acquisition Directors and the directors of any company covered in (1) above (together in each case with their close relatives and related trusts);

(4) the pension funds of Wembley or a company covered in (1) above; and

(5) an investment company, unit trust or other person whose investments an associate (as otherwise defined in this paragraph 4(ii)) manages on a discretionary basis, in respect of the relevant investment accounts;

(iii) references to a **bank** do not apply to a bank whose sole relationship with BLB Acquisition or, as the case may be, Wembley or a company covered in paragraph 4(ii) above, is the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and other registration work;

(iv) **derivative** includes any financial product whose value, in whole or part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(v) **disclosure period** means the period commencing on 27th January, 2003 (the date 12 months prior to the commencement of the Offer Period) and ending on 28th April, 2004 (the latest practicable date prior to the date of this document);

(vi) **relevant securities** means Wembley Shares and securities convertible into, rights to subscribe for, options (including traded options) in respect of and derivatives referenced to any of the foregoing;

(vii) ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associate company status and **control** means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives *de facto* control; and

(viii) to the extent that any dealings are disclosed by a person deemed to be acting in concert with BLB Acquisition following the announcement of the Offer and before the Offer becomes or is declared unconditional in all respects, details of such dealings will be put on display at the offices of Allen & Overy, One New Change, London EC4M 9QQ.

(a) *Shareholdings and dealings in Wembley*

(i) As at the last day of the disclosure period, BLB Investors owned or controlled 7,732,500 Wembley Shares.

(ii) The interests of the Wembley Directors, Nigel Potter (the former Chief Executive of Wembley) and (so far as the Wembley Directors are aware, having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Companies Act), all of which are beneficial unless otherwise stated, in the share capital of Wembley (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified or are required to be notified to Wembley pursuant to sections 324 or 328 of the Companies Act) as at the last day of the disclosure period were as follows:

Name	Number of Wembley Shares
Claes Hultman	50,000
Mark Elliott	8,000
Neil Chisman	26,891
Peter Harris	10,000
Nigel Potter	26,006

(iii) During the disclosure period, BLB Investors dealt for value in Wembley Shares as follows:

Date	Nature of transaction	Number	Share price (£)
10th March, 2004	Purchase of shares	2,811,108	8.00
31st March, 2004	Purchase of shares	520,576	8.00
16th April, 2004	Purchase of shares	4,400,816	8.00

Barry Sternlicht, a BLB Acquisition Director, is also deemed to have dealt for value in Wembley Shares on the same basis by virtue of his role as general manager of Starwood Capital.

(iv) Mark Elliott is the only Wembley Director to have any interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period, as stated below:

(1) * The Wembley 1995 Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
1,958	6th March, 2002	6.560
2,566	20th August, 2002	6.685

(2) The Wembley 1996 Unapproved Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
25,000	2nd September, 1998	3.250
20,000	17th March, 2000	5.500
45,528	2nd March, 2001	6.150
20,908	5th March, 2002	6.560
23,612	19th August, 2002	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
2,713	1st June, 2002	6.100

(v) Nigel Potter, the former Chief Executive of Wembley, had the following interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period:

(1) The Wembley 1995 Executive Share Option Plan

Number of Wembley Shares	Date of grant	Exercise price (£)
76,388	26th September, 1995	2.880
44,247	15th March, 1996	3.650

(2) The Wembley 1996 Unapproved Executive Share Option Plan

Number of Wembley Shares	Date of grant	Exercise price (£)
75,000	27th February, 1997	4.050
75,000	2nd September, 1998	3.250
36,364	17th March, 2000	5.500
35,772	2nd March, 2001	6.150
35,061	5th March, 2002	6.560
40,389	19th August, 2002	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
3,402	1st June, 2001	4.960

(vi) During the disclosure period, JPMorgan has dealt for value in Wembley Shares as follows:

Date	Nature of transaction	Number	Share price (£)
22nd January, 2003	Sale of shares	30,000	7.30
22nd January, 2003	Purchase of shares	30,000	7.30
3rd March, 2004	Sale of shares	347	7.55
3rd March, 2004	Purchase of shares	347	7.55
10th March, 2004	Purchase of shares	2,811,108	8.00
10th March, 2004	Sale of shares	2,811,108	8.00
31st March, 2004	Purchase of shares	520,576	8.00
31st March, 2004	Sale of shares	520,576	8.00
16th April, 2004	Purchase of shares	4,400,816	8.00
16th April, 2004	Sale of shares	4,400,816	8.00

(vii) As at the last day of the disclosure period, Barry Sternlicht, a BLB Acquisition Director, was interested in 7,732,500 Wembley Shares by virtue of his role as general manager of Starwood Capital.

(b) *General*

(i) Save as disclosed in this paragraph 4, as at the last day of the disclosure period, neither Wembley nor any of the Wembley Directors, nor any member of their immediate families, owned, controlled or (in the case of the Wembley Directors and their immediate families) was interested in the issued share capital of Starwood Capital, Kerzner, Waterford, BLB Investors or BLB Acquisition or any of its subsidiaries or any securities convertible into, rights to subscribe for, options (including traded options) or derivatives in respect thereof or derivatives referenced thereto nor has any such person dealt for value therein during the disclosure period.

(ii) Save as disclosed in this paragraph 4, as at the last day of the disclosure period, neither BLB Acquisition nor any of its directors, nor any member of their immediate families, nor any person acting in concert with BLB Acquisition, nor any person with whom the companies in the BLB Acquisition Group or any person acting in concert with BLB Acquisition has an arrangement, owned or controlled or (in the case of the BLB Acquisition Directors and their immediate families) was interested in any relevant securities nor has any such person dealt for value therein during the disclosure period.

(iii) Save as disclosed in this paragraph 4, none of the Wembley Directors, nor any member of their immediate families was interested in any relevant securities nor has any such person dealt for value therein during the disclosure period and no bank, stockbroker, financial or other professional adviser (other than an exempt market maker) to Wembley (or any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser), nor any subsidiary of Wembley, nor any pension fund of the Wembley Group nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) which is controlled by, controls or is under the same control as Wembley or any bank, stockbroker, financial or other professional adviser, to Wembley

owned or controlled any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(iv) Neither BLB Acquisition (nor any of its associates nor any person acting in concert with BLB Acquisition) nor Wembley (nor any of its associates) has any arrangement in relation to relevant securities.

5. Financing and cash confirmation

(a) The Offer will be funded by equity contributions from investment affiliates of each of Starwood Capital, Kerzner and Waterford Group and by debt facilities provided by Deutsche Bank and JPMorgan Chase. For details of the equity arrangements, see paragraph 6(a)(i) below, and for details of the debt documentation see paragraphs 6(b)(i) to 6(b)(ix) below.

(b) JPMorgan is satisfied that the financial resources which are available to BLB Acquisition are sufficient to satisfy full acceptance of the Offer.

6. Material contracts

(a) BLB Investors

The following contracts have been entered into by BLB Investors otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) LLC Agreement

An agreement dated 10th March, 2004, as amended and restated on 29th March, 2004 and 19th April, 2004 and further amended on 27th April, 2004 (the **LLC Agreement**), has been entered into between Starbell Investors, L.L.C., Kerzner Investments Acquisitions Limited and Waterford Group Investments, L.L.C. (collectively, the **Members**) regarding the conduct of the business of BLB Investors. BLB Investors' purpose is to, directly or indirectly, acquire shares in Wembley and to engage in all business and investment activities of any nature relating to, or involving, Wembley and its assets and/or the ownership of such shares, and all other activities reasonably necessary to carry out such purpose. The Members initially contributed to BLB Investors an aggregate amount of approximately US$50.325 million according to their original respective percentage interests of 50 per cent., 25 per cent. and 25 per cent. In connection with the purchase of certain Wembley Shares from Active Value, the Members agreed under the LLC Agreement to modify their respective percentage interests to 37.5 per cent., 37.5 per cent., and 25 per cent. respectively, and to contribute additional capital (i) sufficient to purchase the Wembley Shares preceding and pursuant to the Offer, (ii) sufficient to pay expenses related to the Offer, and (iii) to the extent necessary, to effect any duly approved investments or expenditures, each such additional contribution to be made according to the respective percentage interests of the Members.

Under the LLC Agreement, BLB Investors may issue additional interests and thereby admit new members up to a 100-member limit. The percentage interests of the Members shall be adjusted as necessary so that they are in proportion to the Members' respective cumulative capital contributions to BLB Investors. Kerzner Investments Acquisitions Limited and Waterford Group Investments L.L.C. have entered into a voting agreement pursuant to which they have agreed to make certain decisions related to certain provisions on a joint basis.

The LLC Agreement also provides for the management of BLB Investors by a Management Committee – to be composed of two Starbell Investors, L.L.C. representatives, two Kerzner Investments Acquisitions Limited representatives (only one of which shall have voting rights) and one Waterford Group Investments L.L.C. representative – which will, among other things, calculate and determine funds to be distributed to the Members periodically in proportion to their respective percentage interests. The LLC Agreement also provides that any Member or its affiliates may, upon approval of the Management Committee, provide credit enhancement

for any obligation of BLB Investors which, if drawn upon, will be treated as a loan by such Member to BLB Investors.

The LLC Agreement also sets out a procedure for the development of casinos on certain of BLB Investors' UK properties by Kerzner Investments Acquisitions Limited.

In addition, the Members and BLB Investors have agreed that, as soon as reasonably practicable following the closing of the Offer, they will procure that the Wembley Shares are de-listed from the Official List and that admission to trading on the London Stock Exchange is cancelled.

The LLC Agreement provides that, to the extent available, BLB Investors will implement the compulsory acquisition procedure set out in sections 428 to 430F of the Companies Act in respect of any minority shareholdings in Wembley. BLB Investors will re-register Wembley as a private company and thereafter convene extraordinary general meetings of Wembley to approve the re-registration and the provision of financial assistance by Wembley in accordance with the Companies Act.

The Members have also agreed to certain procedures to avoid the possible loss of any gaming licences of BLB Investors or the Members or their affiliates in the event of a criminal or civil investigation or other action or inaction of one of the Members and/or their employees, affiliates or associates.

(ii) Arrangements with Active Value

BLB Investors has entered into two agreements with Active Value (acting on behalf of Active Value Capital, L.P., AVC CIP, L.P., Active Value Pledge Fund, L.P., Active Value Capital, Inc. and Active Value Euro Partners, Inc.); one on 10th March, 2004 and the other on 18th March, 2004 in relation to the 7,732,500 Wembley Shares which were then controlled by Active Value.

On 10th March, 2004, BLB Investors acquired 2,811,108 Wembley Shares from Active Value at a price of 800 pence per share.

BLB Investors was granted an option (the **Option**) on 10th March, 2004 by Active Value to acquire 1,870,602 shares representing 5.39 per cent. of Wembley's issued share capital (the **Option Shares**). The Option was exercisable (subject as mentioned below) at 800 pence per Wembley Share at or before (and would lapse after) 10.00 am on 30th March, 2004 unless an announcement by BLB Investors of a firm intention to make an offer for Wembley had been made by then. Once an offer had been announced, the Option would become exercisable at the same price per share as under that offer. Once exercised, completion of the Option was subject only to the HSR Condition.

It was agreed that before an offer was announced by BLB Investors, if another party (including MGM MIRAGE) announced an offer for Wembley at a price in excess of 800 pence per Wembley Share (disregarding consideration arising from the Lincoln Park Reorganisation under MGM MIRAGE's offer or anything similar thereto), the Option (if it had not been already exercised) would only be exercised by BLB Investors if it announced an offer at or before 10.00 am on 30th March, 2004. The Original Offer was announced before 10.00 am on 30th March, 2004.

BLB Investors further agreed on 10th March, 2004 (by way of put and call options exercisable by Active Value or BLB Investors) that it would, in certain circumstances, acquire up to 520,576 of the shares it held in Wembley, representing 1.50 per cent. of Wembley, from Active Value at a price of 800 pence per Wembley Share. BLB Investors and Active Value agreed on 18th March, 2004 that these 520,576 shares would be subject to the Option as if added to and included among the Option Shares. If BLB Investors had not announced a firm intention to make an offer at or before 10.00 am on 30th March, 2004 (or if it had announced a firm intention to make an offer which had by then lapsed or been withdrawn), then Active Value would have been able to sell and require BLB Investors to buy the 520,576 shares at 800 pence per Wembley Share conditional only upon the HSR Condition.

On 18th March, 2004 Active Value agreed to sell 2,530,214 Wembley Shares (the **Remaining Shares**) to BLB Investors conditional only upon an announcement of an offer at or before 10.00 am on 30th March, 2004 and the satisfaction of the HSR Condition. The consideration for the Remaining Shares was agreed to be 800 pence per Wembley Share.

On 31st March, 2004, BLB Investors acquired 520,576 Wembley Shares from Active Value at a price of 800 pence per share.

As a result of the necessary notifications and filings having been made and, on 14th April, 2004 at 11.59 p.m. (New York City time) all relevant waiting periods having expired under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended), on 16th April, 2004 BLB Investors acquired 2,811,108 Wembley Shares from Active Value at a price of 800 pence per share.

(iii) Wembley Inducement Fee Agreement

Under the terms of a letter agreement dated 20th April, 2004, Wembley agreed to pay an inducement fee to BLB Investors in certain circumstances, further details of which are set out in paragraph 14 of Part II of this document.

(b) BLB Acquisition and other members of the BLB Investors Group

The following contracts have been entered into by BLB Acquisition and other members of the BLB Investors Group otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) Senior Secured Commitment Letter

A senior secured facilities commitment letter agreement dated 19th April, 2004 and amended on or about 29th April, 2004 (the **Senior Commitment Letter**) was made between BLB Worldwide Holdings, Inc. (the **Borrower**) as original borrower, BLB Acquisition Corporation, Ltd. (**UK Parent**), BLB Worldwide, Inc. (**US Parent**), and BLB Acquisition as original guarantor, Deutsche Bank Trust Company Americas and JPMorgan Chase (the **Initial Lenders**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as mandated lead arrangers and bookrunners. Pursuant to the Senior Commitment Letter, the Initial Lenders have agreed to make available to the Borrower a term loan facility in a maximum aggregate principal amount of US$240,000,000 (the **Term Facility**) and a revolving credit facility of US$60,000,000 (the **Revolving Facility** and together with the Term Facility, the **Senior Secured Facilities**).

The Term Facility was obtained (i) for financing the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer, (ii) for financing the consideration payable by BLB Acquisition for the Wembley Shares acquired pursuant to the compulsory acquisition procedures under the Companies Act and (iii) for financing the consideration payable to holders of options and awards to acquire Wembley Shares pursuant to any proposal of the City Code. The Term Facility was also obtained for the purpose of financing the payment of all fees, costs and expenses associated with the Offer and its financing. The Revolving Facility was obtained to finance the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer, as well as to finance the payment of any amounts which become due and payable under the Senior Secured Facilities prior to completion of the acquisition of 100 per cent. of the Wembley Shares and to finance the payment of fees, costs and expenses associated with the Offer and its financing. The Revolving Facility was also obtained for working capital and general corporate purposes of the Wembley Group. The availability of the Senior Secured Facilities is conditional on, inter alia, the Offer becoming or being declared unconditional in all respects.

The rate of interest applicable to the Senior Secured Facilities is the aggregate of applicable LIBOR or base rate plus a margin. The Term Facility is repayable six years after completion of the acquisition of 100 per cent. of the Wembley Shares and will amortise at an amount equal to 1 per cent. per annum for the first five years and in an amount equal to 23.75 per cent. per

quarter in the sixth year. The Revolving Facility will terminate on the date that is five years after completion of the acquisition of 100 per cent. of the Wembley Shares.

The obligations of the Borrower under the Senior Commitment Letter and the Senior Secured Facilities are guaranteed by BLB Acquisition and, following completion of the acquisition of 100 per cent. of the Wembley Shares and compliance with requirements of applicable law (including, where appropriate, the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction), will be guaranteed by each direct or indirect subsidiary of BLB Acquisition incorporated or formed in the US and Wembley Holdings Ltd. Such guarantors will also (subject to compliance with financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction) grant security over certain of their assets in favour of Deutsche Bank Trust Company Americas (as collateral agent for the benefit of the lenders under the Senior Secured Facilities).

The Senior Commitment Letter contains conditions precedent, representations, warranties and undertakings, including financial condition covenants, in favour of the lenders of the Senior Secured Facilities which are typical of this type of financing transaction. It also contains customary events of default upon the occurrence of which the banks may terminate and demand repayment of the Senior Secured Facilities.

(ii) Bridge Facility Commitment Letter

A bridge facility commitment letter dated 19th April, 2004 and amended on or about 29th April, 2004 (the **Bridge Commitment Letter**) was made between the Borrower as original borrower, UK Parent, US Parent, and BLB Acquisition as original guarantor, Deutsche Bank AG Cayman Islands Branch and JPMorgan Chase (the **Initial Lenders**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. as mandated lead arrangers and bookrunners. Pursuant to the Bridge Commitment Letter, the Initial Lenders have agreed to provide a bridge facility in a maximum aggregate principal amount of US$206,000,000 (the **Bridge Facility**).

The Bridge Facility was obtained for financing the consideration payable by BLB Acquisition for the Wembley Shares pursuant to the Offer and for financing the payment of all fees, costs and expenses associated with the Offer and its financing. The availability of the Bridge Facility is conditional on, inter alia, the Offer becoming or being declared unconditional in all respects.

The rate of interest applicable to the Bridge Facility is the aggregate of applicable LIBOR plus a margin, subject to upwards adjustments. The Bridge Facility is repayable in one instalment one year after the funding thereof but, upon the satisfaction of certain conditions, the maturity thereof may be extended to the eighth anniversary of the initial funding thereof.

The lenders under the Bridge Facility have the benefit of the same guarantees as the lenders under the Senior Secured Facilities; however, the Bridge Facility is unsecured.

The Bridge Commitment Letter contains conditions precedent, representations, warranties and undertakings, in favour of the lenders of the Bridge Facility which are typical of this type of financing transaction. It also contains customary events of default upon the occurrence of which the banks may terminate and demand repayment of the Bridge Facility.

(iii) Senior Secured Facilities Fee Letter

Under a letter dated 19th April, 2004 from the Initial Lenders and Lead Arrangers under the Senior Commitment Letter to UK Parent, BLB Acquisition, the Borrower and US Parent, UK Parent, BLB Acquisition, the Borrower and US Parent agreed to pay the fees set out in the letter.

(iv) Senior Bridge Facility Fee Letter

Under a letter dated 19th April, 2004 from the Initial Lenders and Lead Arrangers under the Bridge Commitment Letter to UK Parent, BLB Acquisition, the Borrower and US Parent, UK Parent, BLB Acquisition, the Borrower and US Parent agree to pay the fees set out in the letter.

(v) Debenture

On 19th April, 2004, a debenture was made between UK Parent and BLB Acquisition as the charging companies and Deutsche Bank Trust Company Americas as collateral agent, as security for any and all moneys and liabilities due, owing or incurred by UK Parent and BLB Acquisition under the Senior Commitment Letter and all other finance documents entered into in connection with the Senior Commitment Letter. Pursuant to the debenture, each of UK Parent and BLB Acquisition grants fixed and floating security over all of its assets and undertaking including (once acquired) the Wembley Shares (provided, however, that BLB Acquisition does not grant security over more than 65 per cent. of the shares of any non-US subsidiary (including, without limitation, the Wembley Shares)).

(vi) Borrower Pledge Agreement

On 19th April, 2004, a pledge agreement was made by the Borrower as pledgor in favour of Deutsche Bank Trust Company Americas as collateral agent under which the Borrower secured all of its obligations and liabilities which may arise under, out of, or in connection with the Senior Commitment Letter and all other finance documents entered into in connection with the Senior Commitment Letter. Pursuant to the pledge agreement, the Borrower grants a first priority security interest in all of its right, title and interest in the capital stock of BLB Acquisition.

(vii) Financing Engagement Letter

On 19th April, 2004, an engagement letter (the **Engagement Letter**) was made between BLB Investors, UK Parent, US Parent, the Borrower, BLB Acquisition (together the **Issuer**) and Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (together the **Managers**). Pursuant to the Engagement Letter, the Issuer appointed the Managers to provide advice and assistance in connection with the proposed issuance of debt and/or preferred equity securities to finance the purchase of Wembley.

(viii) Sponsor Letter

On 19th April, 2004, a sponsor letter was made between BLB Investors, Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase and J.P. Morgan Securities Inc. (together the **Managers**). Pursuant to the sponsor letter, BLB Investors agreed to be bound jointly and severally with UK Parent, US Parent, the Borrower and BLB Acquisition for the purposes of the Senior Commitment Letter and Bridge Commitment Letter and to use its commercially reasonable efforts to cause UK Parent, US Parent, the Borrower and BLB Acquisition to comply with such letter agreements.

(ix) Indemnity Letter

On 19th April, 2004, an indemnity letter was made between BLB Investors, UK Parent, US Parent, the Borrower, BLB Acquisition, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. (together the **Managers**) whereby the BLB Investors Group agreed to indemnify and hold harmless the Managers in respect of any losses, claims, damages, liabilities or expenses arising out of or in connection with any acts or omissions of the BLB Investors Group under the Engagement Letter.

(x) Letter of Undertaking

On 30th April, 2004, a letter agreement was made between BLB Acquisition and Wembley under which certain undertakings were given by each party to the other principally in connection with steps to be taken or procured by BLB Acquisition if and when the Offer

becomes or is declared wholly unconditional. A more detailed summary of this agreement is set out in sub-paragraph (f)(xi) below.

(xi) Letter of indemnity from BLB Investors to Mourant & Co Trustees Limited

By a letter dated 30th April, 2004, BLB Investors has agreed to indemnify Mourant & Co Trustees Limited, subject to their becoming the trustees of the trust which will own the Independent Entity, against certain liabilities which they may incur arising from the Lincoln Park Litigation.

(c) Starwood Capital

There are no contracts which have been entered into by Starwood Capital otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material.

(d) Kerzner

The following contracts have been entered into by Kerzner otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) Bahamian Government Heads of Agreement

Kerzner has entered into heads of agreement with the Bahamian Government, which provides Kerzner with certain tax incentives in exchange for Kerzner investing in the expansion of Atlantis, Paradise Island. The agreement was restated on 26th May, 2003. The restated Heads of Agreement maintain the current basic casino tax and fee structure which calls for an annual licence fee of US$100,000 per thousand square feet of casino space, a minimum annual casino tax of US$4.3 million on all gaming win up to US$20.0 million, a 12.5 per cent. win tax on gaming win between US$20.0 million and US$120 million and a 10 per cent. win tax on gaming win in excess of US$120.0 million. Against this, Kerzner is entitled to a credit of US$5.0 million in relation to the annual licence fee and a 45 per cent. credit against all win tax on gaming win between US$20.0 million and US$120.0 million. The basic tax and fee structure was amended so that all gaming win in excess of US$20.0 million is subject to a win tax of 10 per cent, and is effective for a period of 20 years after the earlier of the date of the substantial completion of the Phase III Expansion and 31st December, 2007 (the **Relevant Date**). In addition, the US$5.0 million credit against the annual licence fee shall remain, and the credit against win tax shall become 50 per cent. against all win tax on gaming win over US$20.0 million. However, the 50 per cent. credit will not apply to gaming win in excess of US$175.0 million in any year until 2010, and US$200 million in each succeeding year. These credits shall also apply from the commencement of construction of Phase III-A and extend for a period of eleven years from the Relevant Date.

(ii) Joint Venture with Nakheel LLC

In September, 2003, Kerzner entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity (**Nakheel**), in Dubai to develop Atlantis, The Palm. The first phase of the project will include a resort and an extensive water theme park situated on beachfront property. Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai. Kerzner and Nakheel have each agreed to invest US$60 million in the form of equity financing to the project, with the balance of the financing, which may include an equity component, expected to be raised at the project level. As part of the transaction, Kerzner has agreed to enter into a development services agreement and a long-term management agreement with the joint venture company.

(e) Waterford

There are no contracts which have been entered into by Waterford otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material.

(f) *Wembley*

The following contracts have been entered into by members of the Wembley Group otherwise than in the ordinary course of business since 27th January, 2002 (the date two years prior to the commencement of the Offer Period) which are or may be material:

(i) *Sale of Wembley Sports Arena Limited*

Under the terms of an agreement dated 11th March, 2002 between Wembley and Keith Prowse Limited, Keith Prowse Limited agreed to purchase the entire issued share capital of Wembley Sports Arena Limited for an initial consideration of £5 million and deferred consideration, payable on 11th March, 2004, of £550,000 plus interest accrued thereon. The agreement contained limited warranties and a tax indemnity given by Wembley in favour of Keith Prowse Limited. Wembley's liability under such warranties has since ceased. The deferred consideration was received in March, 2004.

(ii) *Sale of the Wembley ticketing business*

Under the terms of an agreement dated 13th June, 2002 between Wembley International Limited (**WIL**) and the Way Ahead Group Limited (**WAG**), WIL disposed of its retail ticketing business (the **Business**) to WAG for an initial consideration of £150,000 and deferred consideration payable monthly (during 2003 and 2004) in respect of a proportion of revenue arising under certain contracts novated by WIL to WAG as part of the disposal of the Business. The deferred consideration is capped at £1 million less 10 per cent. of the revenue arising and paid during the 2003 and 2004 calendar years. £444,000 was paid by WAG in respect of the 2003 calendar year.

(iii) *Sale of Wembley (London) Limited*

Under the terms of two agreements dated 6th August, 2002 between Wembley and Chesterfield (No. 40) Limited (**Chesterfield**), the ultimate holding company of which is Quintain Estates and Development Plc (**Quintain**), Chesterfield purchased the entire issued share capital of Wembley (London) Limited (**WLL**) and of certain subsidiaries of Wembley (the **Subsidiaries**). The consideration was an initial consideration of £16.0 million and deferred consideration payable in two instalments, one of £18.0 million (subject to adjustment following agreement of completion accounts) and the second of £14.0 million, payable on or prior to 1st December, 2003 and 1st December, 2004 respectively. The consideration was subject to a pound for pound adjustment to reflect the amount the net assets of WLL were shown to be above or below £48.0 million, as determined in accordance with the completion accounts. Following agreement of the completion accounts, the consideration was increased to £48.6 million. Inter-company balances owing to WLL by Wembley of £3.6 million and £0.2 million were to be paid on 1st December, 2003 and 1st December, 2004 respectively. An inter-company balance of £0.5 million payable by WLL to Wembley is to be paid on 1st June, 2004.

The obligations of Chesterfield under these agreements are secured by a guarantee given by Quintain and the deferred consideration due under the agreements is secured by a debenture given by WLL and the Subsidiaries (together with WLL, the **Chargors**) to Wembley. The debenture includes a legal mortgage over the Palace of Arts, part of the Palace of Industry, the Music Centre and Exhibition Halls 2 and 3 at the Wembley Complex (**Plot B**) and the balance of the Wembley Complex then owned by the Chargors (including the Conference Centre and Exhibition Hall 1) but excluding the Wembley Arena and the bingo club.

All payments due on 1st December, 2003 (amounting to £15.0 million net of the inter company balance of £3.6 million) were paid and, accordingly, Wembley can be required to release Plot B from the charges created by the debenture.

These agreements contain warranties and indemnities given by Wembley to Chesterfield and Quintain customary for a transaction of this nature.

(iv) Sale of The Corporate Innovations Company Limited

Under the terms of an agreement dated 5th February, 2003 between Wembley Event Management Services Limited (**WEMSL**) and Gunroom Holdings Limited (**Gunroom**), Gunroom purchased the entire issued share capital of The Corporate Innovations Company Limited (**CIL**) from WEMSL, save for one "A" Ordinary Share of £1, and WEMSL subscribed for one "A" Ordinary Share of £1 in Gunroom.

The consideration for the sale was (i) an initial payment to WEMSL of £50,000; (ii) £1,000,000 by way of the issue of secured loan stock in Gunroom repayable between 31st March, 2004 and 31st December, 2005; and (iii) the issue of variable convertible loan stock in Gunroom, repayable on 31st December, 2006 or earlier in the event of a change of control of Gunroom or CIL prior to 31st December, 2006, the amount of the repayment being calculated by reference to the value of CIL and Gunroom. In addition, Wembley agreed to make a working capital facility of up to £150,000 available to CIL until 1st April, 2005.

The "A" Ordinary Share of £1 in CIL retained by WEMSL and the "A" Ordinary Share of £1 in Gunroom acquired by WEMSL grant WEMSL the right to appoint a director to the board of each respective company and veto certain material decisions relating to each respective company. The "A" Ordinary Shares do not carry voting or dividend rights and only a limited right to a return of capital on a winding up of the respective company.

The agreement contains warranties given by WEMSL. The obligations of Gunroom under the two loan stock instruments are secured by charges in favour of WEMSL over the issued share capital of Gunroom and CIL. In addition, CIL agreed to repay £200,000 of an inter-company loan owed by CIL to WEMSL.

On 9th March, 2004, the obligation to provide CIL with a working capital facility of up to £150,000 was novated from Wembley to one of its subsidiary companies, Arena Limited (**Arena**).

By way of a deed of amendment signed on 21st April, 2004 by Wembley, WEMSL, Arena, Gunroom and CIL:

A. WEMSL released Gunroom and CIL from their obligations and liabilities with regard to both the £1,000,000 of secured loan stock in Gunroom and the variable convertible loan stock in Gunroom;

B. CIL released Arena from its obligations to provide a £150,000 working capital facility;

C. Gunroom released WEMSL from substantially all of its obligations under the share sale agreement; and

D. Wembley agreed to acquire up to £600,000 of tax losses from CIL (dependent upon Wembley's ability to utilise such losses) for a maximum payment of £114,000 i.e. at an effective tax rate of 19 per cent. An initial payment of £50,000 was made.

(v) Acquisition of The Perry Barr Greyhound Racing Club Limited

Pursuant to an offer document dated 3rd May, 2003, GRA acquired the entire issued share capital of The Perry Barr Greyhound Racing Club Limited (**Perry Barr**) for £4.2031 in cash for each Perry Barr share (the **GRA Offer**). The GRA Offer valued the whole of the issued share capital of Perry Barr at approximately £4.2 million.

Perry Barr is the tenant of Perry Barr Greyhound Racing Stadium in Birmingham under two leases. The lease of the racing stadium is for a term of 99 years from 17th January, 1986 and the current yearly rent is £52,350. The other lease is of a small parking area and is for a term starting on 25th December, 1992 and ending on 17th November, 2085. The current yearly rent is £15,000. The yearly rents reserved by both leases are subject to upwards only reviews on 25th December, 2005 and every fifth anniversary of that date.

On 27th May, 2003, the Offer was declared unconditional. GRA received valid acceptances in respect of 97.4 per cent. of the Perry Barr shares. The compulsory acquisition procedure to acquire the remaining Perry Barr shares under sections 428 and 429 of the Companies Act was concluded around 25th July, 2003.

In connection with the GRA Offer, a deed of warranties and indemnities dated 2nd May, 2003 was entered into between George Maurice Buckland, Ronald Roy Williams, Charles James Williams (together the **Warrantors**) and GRA. Pursuant to this agreement, the Warrantors made representations and warranties, and gave indemnities and covenants, to GRA in connection with Perry Barr.

In addition, a certificate of title relating to Perry Barr Greyhound Racing Stadium was given to GRA by Perry Barr's solicitors, Messrs Dawkins and Grey.

(vi) MGM Inducement Fee Agreement

Under the terms of a letter agreement dated 23rd January, 2004 (as amended by a letter agreement dated 8th April, 2004), Wembley has agreed to pay MGM MIRAGE an inducement fee of approximately £3.0 million in the event that:

A. the Wembley Directors withdraw their unanimous recommendation to the Wembley Shareholders to accept the MGM MIRAGE Offer (other than in the circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the MGM MIRAGE Offer lapses or is withdrawn in accordance with its terms; or

B. any person unconnected with MGM MIRAGE makes a takeover proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

(vii) BLB Inducement Fee Agreement

Under the terms of a letter agreement dated 20th April, 2004, Wembley agreed to pay an inducement fee to BLB Investors in certain circumstances, further details of which are set out in paragraph 14 of Part II of this document.

(viii) Funding Agreement

A Funding Agreement, effective as of 26th January, 2004, was entered into between Lincoln Park Inc. and the United States, acting by and through the US Attorney, in connection with the Lincoln Park Litigation.

Pursuant to this Agreement, the US Attorney confirmed that US$8 million is the maximum aggregate fine that would be sought against Lincoln Park Inc. under the Lincoln Park Litigation and accordingly Lincoln Park Inc. agreed to deposit US$8 million (the **Escrow Amount**) into an escrow account to be administered by Wachovia Bank, National Association (the **Agent**) on the terms of the Escrow Agreement described in sub-paragraph (ix) below.

The US Attorney has accordingly agreed that, in the event that Lincoln Park Inc. is subject to a guilty verdict and a fine is assessed against Lincoln Park Inc., the US Attorney's sole recourse will be to seek payment of any fines from the Escrow Amount. Other than any rights or claims to the Escrow Amount, the US Attorney has agreed not to assert any rights or claims to any property of UTGR, Lincoln Park Inc. or any entity controlling or controlled by Lincoln Park Inc. and their respective successors and assigns. The US Attorney has also waived any objections to the Lincoln Park Reorganisation and the related transactions contemplated in this document.

(ix) Escrow Agreement

An Escrow Agreement, effective as of 26th January, 2004 and entered into between Lincoln Park Inc., the United States, acting by and through the US Attorney, and the Agent, governs how the Agent shall hold, and disburse any monies from, the Escrow Amount. The Agent shall disburse the Escrow Amount at any time upon a joint written direction from the representatives of Lincoln Park Inc. and the US Attorney. The Escrow Agreement remains in effect until the disposition of all the charges against Lincoln Park Inc. in connection with the Lincoln Park Litigation.

(x) Sale of the greyhound racing stadium at Catford, London

Pursuant to a transfer dated 31st March, 2004 entered into between GRA Limited (**GRA**) and The Urban Regeneration Agency (known as **English Partnerships**), GRA transferred the freehold land and property known as Catford Stadium, Catford, London SE6 to English Partnerships for £7,500,000 in cash. Simultaneously, GRA also assigned the property (for the sum of £1) to English Partnerships for the remainder of the term granted by (i) three leases all dated 9th September, 1993 and all entered into between British Railways Board (**BRB**) and GRA and (ii) a deed dated 25th March, 1994 and made between BRB and GRA.

(xi) Letter between BLB Acquisition and Wembley and documents to be entered into pursuant to the letter (including the LPR Separation Agreement and security arrangements)

BLB Acquisition and Wembley have signed a letter agreement dated 30th April, 2004 under which BLB Acquisition and Wembley have agreed to procure the entry into of the following arrangements (subject to such changes as they may agree):

A. BLB Acquisition will procure the establishment of the Independent Entity, following which Wembley has agreed that it will enter into the LPR Separation Agreement with the Independent Entity in the form of an agreed draft. The Lincoln Park Reorganisation and the sale by Wembley of LPR to the Independent Entity will be implemented, shortly prior to the Offer becoming or being declared unconditional in all respects, pursuant to the LPR Separation Agreement on terms as described in Part II of this document. Subject to limited exceptions, BLB Acquisition will declare the Offer wholly unconditional promptly following the sale of LPR to the Independent Entity pursuant to the LPR Separation Agreement. Wembley will ensure that LPR will become a party to the Separation Agreement before LPR is sold to the Independent Entity. The LPR Separation Agreement will lapse in the event that the Offer lapses or is withdrawn or a person other than BLB Acquisition acquires control of Wembley.

B. Subject to BLB Acquisition having acquired the requisite ownership of Wembley after the Offer becomes or is declared unconditional in all respects, Wembley will be re-registered as a private company, delisted from the Official List and withdrawn from trading on the London Stock Exchange. Subject to Wembley's directors and auditors being able to make the necessary declarations and reports, Wembley will in accordance with sections 155 to 158 of the Companies Act provide security for BLB Acquisition's obligation to satisfy the LPR Entitlements by granting security over the consideration due from the Independent Entity for the sale of LPR.

7. Other information

(a) Save as disclosed in paragraph 8(i) of this Appendix V, no agreement, arrangement or understanding (including any compensation arrangement) exists between BLB Acquisition or any party acting in concert with BLB Acquisition and any of the Wembley Directors, recent directors, shareholders or recent shareholders of Wembley having any connection with or dependence upon the Offer.

(b) No agreement, arrangement or understanding exists whereby any Wembley Shares acquired in pursuance of the Offer will be transferred to any other person, save that BLB Acquisition reserves the right to transfer any such shares to any other member of the BLB Investors Group.

(c) JPMorgan has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(d) Hawkpoint and Merrill Lynch have given and not withdrawn their written consent to the issue of this document with the references to their respective names in the form and context in which they appear.

(e) Ernst & Young L.L.P. has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(f) Save as disclosed in Appendix IV to this document, the BLB Acquisition Directors are not aware of any material change in the financial or trading position of Kerzner since 31st December, 2003, the date to which the last audited consolidated accounts of Kerzner were published.

(g) Save as disclosed in this sub-paragraph, there has been no material change in the financial or trading position of Wembley since 31st December, 2003, the date to which the last audited consolidated accounts of Wembley were published.

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's ten-year contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong against Wembley for a declaration that the said contract was lawfully terminated and seeking damages for breach of contract. The Wembley Directors were of the opinion that the claim was wholly without foundation and, as such, the Wembley Group defended the claim and counter-claimed for a declaration that the contract was unlawfully terminated and sought damages for breach of contract. At the date of its termination, the contract was in its fifth year and had, to that date, earned Wembley approximately £1.2 million.

The claim and counter-claim were heard in a trial in Hong Kong that began in December, 2003 and concluded in January, 2004. In a judgment delivered on 19th March, 2004, the presiding judge found in favour of Wembley and against the Hong Kong Secretary for Justice. Wembley was vindicated in all respects in its decision to contest the premature termination of Wembley's contract to manage the Hong Kong Stadium. Subject to any appeal by the Hong Kong Secretary of Justice, the judgment resulted in the award to Wembley of damages of approximately £1.5 million. Interest on the damages award and the reimbursement of costs will be assessed at a later stage. The Hong Kong Secretary of Justice has 28 days from 22nd April, 2004 in which to lodge an appeal.

8. Service contracts of the Wembley Directors

(a) The executive directors have entered into service agreements with Wembley as follows:

Name	Date of contract	Unexpired term	Notice period from Wembley	Notice period from director	Current annual salary
Claes Hultman . .	13th October, 2003	terminable on notice	1 month	1 month	£540,000
Mark Elliott	13th January, 1999	terminable on notice	12 months	12 months	£180,250

(b) Further details of the executive directors' service agreements with Wembley are set out below:

Claes Hultman

(i) Mr Hultman was appointed to the Wembley Board as non-executive Chairman in 1995. On 10th September, 2003, he commenced employment with Wembley as Chairman and

Chief Executive. Mr Hultman has a service agreement with Wembley dated 13th October, 2003, under which his employment is terminable by either party giving one month's notice. Mr Hultman's current salary is £45,000 per month.

(ii) Prior to Mr Hultman commencing employment with Wembley on 10th September, 2003, he was appointed to the Wembley Board as non-executive Chairman under a letter of appointment with Wembley dated 24th March, 1995. This letter of appointment was superseded with effect from 1st October, 1999 by a supply of services agreement between City Reset Ltd and Wembley dated 27th September, 1999 (the **Supply Agreement**) under which Mr Hultman continued to provide his services as Chairman of the Wembley Board. The Supply Agreement has been suspended for the duration of his employment with Wembley and will resume on the termination of his employment. The Supply Agreement expires on 30th September, 2005, unless he resigns or Wembley gives City Reset Ltd twelve months' notice. The annual fee for the provision of Mr Hultman's services as Chairman under the Supply Agreement is £90,000. He is also entitled to receive £700 per month in respect of office expenses. Both amounts are exclusive of VAT.

(iii) The employment of Mr Hultman from 10th September, 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problems caused by the issue of the indictment in Rhode Island. The Wembley Board has always been committed to corporate governance best practice, which would require that the roles of Chairman and Chief Executive be split. It was therefore decided that, in the event that a sale of Wembley was not concluded in the short term, Mr Hultman would assume the role of Chief Executive on a permanent basis and a new non-executive Chairman would be sought.

Accordingly, in an agreement dated 17th December, 2003, Wembley and Mr Hultman agreed that, in the event that Wembley appointed a new Chairman, Mr Hultman would be appointed as Chief Executive and Mr Hultman's terms and conditions of employment as Chief Executive would be amended so as (i) to delete the term within his current service agreement that allows for the resumption of the Supply Agreement in the event of the termination of his service agreement, (ii) his remuneration would, until the conclusion of the Lincoln Park Litigation, be on the same terms as those contained in his service agreement, namely a salary of £45,000 per month with no entitlement to any annual bonus, pension, share options or any other employee benefit, (iii) the foregoing terms and conditions would, at the conclusion of the Lincoln Park Litigation, be reviewed and, subject to mutual consent, be amended to ensure that the structure of the remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration, and (iv) the period of notice under the new agreement would be twelve months' notice by either party.

Mark Elliott

(i) Mr Elliott commenced employment with Wembley on 16th July, 1990. Mr Elliott has a service agreement with Wembley dated 13th January, 1999 under which his employment may be terminated by either party giving twelve months' notice, save that if there is a change of control (as defined in section 840 of the Income and Corporation Taxes Act 1988) of Wembley, the period of notice required to be given by Wembley increases to 24 months. Mr Elliott's current salary is £180,250 per annum. He also receives £1,500 per month as an alternative to the provision of a fully expensed company car. He is entitled to participate in Wembley's discretionary bonus scheme. He is provided with life, permanent health and private medical insurance cover. He is a member of The Wembley 1989 Pension Scheme under which he is entitled to special terms with a normal retirement date of age 60 and an enhanced rate of pension accrual. He also receives an additional pension contribution by way of salary supplement.

(ii) Upon a change of control (including if the Offer becomes or is declared unconditional in all respects), if Mr Elliott's employment is terminated by Wembley within six months thereafter, he is entitled to a severance payment equal to 85 per cent. of the aggregate of two years' remuneration calculated by reference to the highest annual remuneration (base salary together with bonus) of the previous three years, together with a sum equal to 85 per cent. of the value of two years' contractual benefits. He will also be entitled to receive this severance payment if he resigns upon giving Wembley 28 days' notice within six months of a change of control.

(c) Upon the Offer becoming or being declared unconditional in all respects, Mr Hultman will resign and receive one month's salary pursuant to his current service agreement. In addition, the provision of Mr Hultman's services under the Supply Agreement, which would otherwise resume upon the termination of his employment with Wembley, will be terminated by Wembley and Wembley shall pay to the service provider, City Reset Ltd, twelve months' fees under the terms of the Supply Agreement.

Upon the Offer becoming or being declared unconditional in all respects, Mr Elliott will resign and receive his contractual entitlement, as summarised in sub-paragraph (b)(ii) above.

The remuneration committee has decided to award Messrs Hultman and Elliott discretionary bonuses of £180,000 and £90,000 respectively in recognition of their contributions to the sale process, such bonuses to become payable upon the Offer becoming or being declared unconditional in all respects.

(d) The non-executive directors have entered into letters of appointment dated 10th May, 1999 (as amended on 27th February, 2003) in the following terms:

Neil Chisman and Peter Harris have been appointed as non-executive directors, such appointments to terminate on 9th May, 2005. Messrs Chisman and Harris receive annual remuneration of £26,500 each. In addition, in 2003, Mr Chisman received a fee of £11,250 for additional services provided to Wembley during 2003. They also each receive additional fees of £1,500 for membership of the Audit and Remuneration Committees and £3,500 for chairing such Committees. Mr Harris also serves as the senior independent director, for which he does not receive a fee. They both serve on the Nominations Committee for which neither receives a fee.

Upon the Offer becoming or being declared unconditional in all respects, both will resign and receive payment on the terms set out above through to the end of their period of appointment on 9th May, 2005.

(e) Nigel Potter resigned as Chief Executive of Wembley on 17th September, 2003 in order to devote time to the preparation of his defence to the indictment issued against him in Rhode Island on 9th September, 2003. However, the terms of his service agreement dated 30th November, 1998 remain in force and are substantially the same as those relating to Mr Elliott. Mr Potter commenced employment with Wembley on 1st September, 1992. His current salary is £278,100 per annum.

(f) Diana Bromley, the secretary of Wembley, will be made redundant within one month of the Offer becoming or being declared unconditional in all respects and will be paid an enhanced redundancy payment, in accordance with normal Wembley redundancy practice, of one week's salary for each of her 10 years of employment, together with a discretionary bonus of £5,000 in recognition of her contribution to the sale process, in addition to the severance payment to which she is entitled under the terms of her employment contract. The other six Wembley head office employees (i.e. excluding Ms Bromley and Messrs Hultman, Elliott and Potter) will be made redundant within one month of the Offer becoming or being declared unconditional in all respects and will be paid enhanced redundancy payments of one week's salary per year of employment up to a maximum of 20 weeks, in accordance with normal Wembley redundancy practice, together with an additional redundancy payment equivalent

to six months' salary in addition to the severance payments to which they are entitled under the terms of their respective employment contracts.

(g) The aggregate remuneration, including the bonuses and benefits in kind, paid to the executive directors (including Mr Potter up to 17th September, 2003 and Mr Hultman from 10th September, 2003) during the year ended 31st December, 2003 was £575,000. The aggregate amount payable to the executive directors under the arrangements in force as at the date of this document (including benefits in kind, but excluding bonuses) is estimated to amount to £740,000 for the current financial year.

(h) Save as disclosed above, there are no service contracts between any Wembley Director or proposed director of Wembley and any member of the Wembley Group and no such contract has been entered into or amended within the six months preceding the date of this document.

(i) On 20th April, 2004, BLB Investors and Wembley entered into a letter agreement under which, *inter alia*, Wembley confirmed that (except as fairly disclosed to BLB Investors): (i) there have been no amendments to the employment arrangements of any Wembley Directors, head office employees of the Wembley Group or senior employees of the Wembley Group ordinarily employed outside the United Kingdom since 27th January, 2004; and (ii) no assurances have been given to any of the foregoing persons concerning arrangements relating to termination of employment other than as set out in paragraph 5 of Part VII of the Scheme Circular.

Upon the Offer becoming or being declared unconditional in all respects, the Wembley Directors, acting as trustees on behalf of the head office employees of Wembley (the **Employees**), may pay the sum described in the Scheme Circular as being due to the Employees into an account from funds of the Wembley Group. The sum deposited into the account shall be applied only in paying the Employees the relevant amounts (after deductions). Any resulting balance in the account shall be repaid to Wembley upon the Employees' aggregate entitlements having been paid.

The trustees shall satisfy an Employee's entitlement to his relevant amount if such Employee has, one month after the Offer becomes or is declared unconditional, observed the terms of his contract of employment and afforded reasonable co-operation and assistance to the Wembley Group and the BLB Investors Group in connection with and for the purpose of (i) the integration of the Wembley Group into the BLB Investors Group and (ii) effecting an orderly and smooth hand-over of his role and responsibilities to such person(s) as BLB Investors may require.

9. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Allen & Overy, One New Change, London EC4M 9QQ, during usual business hours on any week day (Saturdays and public holidays excepted) while the Offer remains open for acceptance:

(a) the constitutional documents of BLB Acquisition;

(b) the memorandum and articles of association of Wembley;

(c) the audited consolidated accounts of Kerzner for the two financial years ended 31st December, 2003;

(d) the audited consolidated accounts of Wembley for the two financial years ended 31st December, 2003;

(e) the service agreements of the Wembley Directors of more than one year's duration referred to in paragraph 8 above;

(f) the material contracts referred to in paragraph 6 above;

(g) the written consents referred to in paragraphs 7(c), 7(d) and 7(e) above;

(h) drafts of the principal documents to be entered into by the parties thereto to implement the Lincoln Park Reorganisation (subject to any changes thereto as may be agreed between Wembley, BLB Investors and the parties thereto);

(i) the rules of the Wembley Share Option Schemes;

(j) a draft of the instrument to be executed by BLB Acquisition constituting the LPR Loan Notes, the principal terms of which are summarised in Appendix II to this document; and

(k) this document and the Form of Acceptance.

1st May, 2004

APPENDIX VI

Definitions

Active Value	Active Value Fund Managers Limited and, where the context so requires, certain of its affiliates
Applicable Tax	the amount calculated by BLB Acquisition, acting in good faith, to be its estimate of the aggregate tax liabilities of the BLB Group arising from receipt of consideration for the sale of LPR and LPRI to the Independent Entity pursuant to the LPR Separation Agreement, the transfer or distribution of the sale proceeds from the Wembley Group to BLB Acquisition and the payment by BLB Acquisition of the LPR Entitlements
Australia	the Commonwealth of Australia, its territories and possessions
BLB Acquisition	BLB Worldwide Acquisition, Inc., an indirect wholly-owned subsidiary of BLB Investors, established for the purpose of acquiring Wembley Shares pursuant to the Offer
BLB Acquisition Directors	the directors of BLB Acquisition
BLB Acquisition Group	BLB Acquisition and its subsidiary undertakings
BLB Group	the Consortium and the subsidiary undertakings, affiliates and associates of each of its members, the BLB Investors Group and the Wembley Group and any investors in funds of which Starwood Capital or its subsidiary undertakings, affiliates or associates are partners
BLB Investors	BLB Investors, L.L.C., a Delaware limited liability company, which is 37.5 per cent. owned by investment affiliates of Starwood Capital, 37.5 per cent. owned by investment affiliates of Kerzner and 25 per cent. owned by investment affiliates of Waterford and, where the context requires, references to BLB Investors shall include references to any affiliates or associates of BLB Investors
BLB Investors Group	BLB Investors and its subsidiary undertakings
business day	a day on which the London Stock Exchange is open for normal business
Canada	Canada, its provinces and territories and all areas subject to its jurisdiction
certificated or in certificated form	a Wembley Share which is not in uncertificated form (that is, not in CREST)
City Code	the City Code on Takeovers and Mergers
Closing Price	the closing middle market price of a Wembley Share on a particular trading day as derived from the Daily Official List
Companies Act	the Companies Act 1985
Consortium	Starwood Capital, Kerzner and Waterford
CREST	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
CRESTCo	CRESTCo Limited

CREST member	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)
CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor
CREST sponsored member	a CREST member admitted to CREST as a sponsored member
Daily Official List	the Daily Official List of the London Stock Exchange
Deposit Agreement	the deposit agreement, dated as of 7th February, 1991, by and among Wembley, the Depositary and all owners and holders of Wembley ADRs issued thereunder
Depositary	The Bank of New York, a New York banking corporation, as depositary under the Deposit Agreement
Deutsche Bank	Deutsche Bank Trust Company Americas and Deutsche Bank AG Cayman Islands Branch
Escrow Agent	Capita IRG Plc, in its capacity as Escrow Agent for the purpose of the Offer
Exchange Act	the United States Securities Exchange Act of 1934 (as amended)
Form of Acceptance	the form of acceptance, authority and election relating to the Offer accompanying this document
Hawkpoint	Hawkpoint Partners Limited
holding company, subsidiary, subsidiary undertaking, associated undertaking and undertaking	have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and **substantial interest** means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
HSR Condition	all necessary notifications and filings having been made and all relevant waiting periods expiring or having been terminated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and all approvals or clearances thereunder having been obtained to the reasonable satisfaction of BLB Investors
Independent Entity	a limited liability company, in which neither any member of the BLB Investors Group nor any member of the Wembley Group shall have any ownership interest, established for the purpose of acquiring LPR from Wembley pursuant to the LPR Separation Agreement
Japan	Japan, its cities and prefectures, territories and possessions
JPMorgan	J.P. Morgan plc
JPMorgan Chase	JPMorgan Chase Bank
Kerzner	Kerzner International Limited
LIBOR	means the average (rounded down where necessary to the nearest whole multiple of one sixteenth of one per cent.) of the respective rates per annum at which any two London clearing banks selected by BLB Acquisition are prepared to offer six month sterling deposits of £1,000,000 to leading banks in the London inter-bank market for sterling at or about 11.00 a.m. (London time) on the first day of the

	relevant interest period or, if such day is not a business day, on the next succeeding business day;
Lincoln Park Business	the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island
Lincoln Park Litigation	the indictment (CR. No. 03-81-03 ML) against Lincoln Park, Inc. issued by the United States District Court for the District Court for the District of Rhode Island
Lincoln Park Reorganisation	the reorganisation of Wembley's interests in the Lincoln Park Business, to be implemented substantially in the form described in paragraph 7 of Part II of this document or as otherwise may be agreed between BLB Investors and Wembley
Listing Rules	the listing rules published by the UK Listing Authority, as amended
London Stock Exchange	London Stock Exchange plc
LPR	a limited liability company incorporated under the laws of Jersey as a direct wholly-owned subsidiary of Wembley for the purpose of acquiring LPRI
LPR Cash Alternative	the alternative offer under which Wembley Shareholders who validly accept the Offer will be entitled to elect to receive any LPR Entitlement in cash from BLB Acquisition, instead of LPR Loan Notes, or will receive cash from BLB Acquisition, instead of LPR Loan Notes, by virtue of being a Restricted Person
LPR Entitlements	the contingent entitlement to receive a further payment from BLB Acquisition following the conclusion of the Lincoln Park Litigation, on the terms set out in paragraph 3 of Part II of this document
LPRI	LPRI LLC, a Rhode Island limited liability company
LPR Loan Noteholder	a person whose name is entered in the LPR Loan Note Register as the holder of an LPR Loan Note
LPR Loan Note Register	the register of holders of the LPR Loan Notes kept by or on behalf of BLB Acquisition
LPR Loan Notes	the unsecured loan notes of BLB Acquisition to be issued to Wembley Shareholders (other than Restricted Persons) who validly accept the Offer (other than those who validly elect for the LPR Cash Alternative), a summary of the terms of which is set out in Appendix II to this document
LPR Separation Agreement	the agreement to be entered into between Wembley and the Independent Entity for the sale of LPR to the Independent Entity (once LPRI has become a subsidiary of LPR)
LPR Separation Consideration	the aggregate cash consideration paid by the Independent Entity to Wembley pursuant to the LPR Separation Agreement, as more fully described in paragraph 3 of Part II of this document
LPR Shares	ordinary shares in the capital of LPR
member account ID	the identification City Code or number attached to any member account in CREST
Merrill Lynch	Merrill Lynch International

Offer	the recommended cash offer, made by JPMorgan on behalf of BLB Acquisition (and, in the United States, by BLB Acquisition), to acquire all the issued and to be issued Wembley Shares (including those represented by Wembley ADRs) not already owned by BLB Investors, on the terms and subject to the conditions set out in this document and the Form of Acceptance and including, where the context requires, any subsequent revision, variation, extension or renewal of such offer
Offer Period	the period beginning on and including 27th January, 2004 and ending on the latest of (i) 3.00 p.m. (London time) on 22nd May, 2004, (ii) the time and date on which the Offer becomes or is declared unconditional as to acceptances and (iii) the time and date on which the Offer lapses or is withdrawn
Official List	the Official List of the UKLA
Original MGM Proposal	the scheme of arrangement to effect the proposed acquisition by MGM MIRAGE of Wembley at a price of 750 pence for each Wembley Share which was announced on 27th January, 2004
Original Offer	the cash offer of 800 pence for each Wembley Share announced by BLB Investors on 30th March, 2004
Overseas Shareholders	Wembley Shareholders who are resident in or nationals or citizens of jurisdictions outside the UK or who are nominees of, or custodians or trustees for, residents, citizens or nationals of other countries
Panel	the Panel on Takeovers and Mergers
Participant ID	the identification City Code or membership number used in CREST to identify a particular CREST member or other CREST participant
pounds sterling or £	UK pounds sterling (and references to pence shall be construed accordingly)
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
Regulatory Information Service	any of the services set out in Schedule 12 to the Listing Rules of the UKLA from time to time
Restricted Persons	US Persons and all persons resident in Australia, Canada or Japan
Revised MGM Proposal	the cash offer of 840 pence for each Wembley Share announced by MGM MIRAGE on 8th April, 2004
Scheme Circular	the circular issued by Wembley dated 27th February, 2004 in relation to the Original MGM Proposal
SEC	the US Securities and Exchange Commission
Securities Act	the United States Securities Act of 1933 (as amended)
Starwood Capital	Starwood Capital Group Global, L.L.C.
Total Number of Wembley Shares	the total number of Wembley Shares in issue at the date on which BLB Acquisition completes the acquisition of Wembley Shares under sections 428–430F of the Companies Act or, if no acquisition thereunder is completed, by the date the Offer closes, in either case plus that number of Wembley Shares that would have been issued pursuant to any options granted under the Wembley Share Option

	Schemes that are cancelled pursuant to proposals that may be made by BLB Acquisition
TTE instruction	a Transfer to Escrow instruction (as described in the CREST Manual issued by CRESTCo)
UKLA	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
uncertificated or in uncertificated form	a Wembley Share which is for the time being recorded on the register of members of Wembley as being held in uncertificated form, and title to which, by virtue of the Regulations, may be transferred by means of CREST
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland
United States or US	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
US$ or $	US dollars
US Attorney	the United States Attorney for the District of Rhode Island
US Persons	any of the following: (i) a person resident in the United States, (ii) a holder of Wembley ADRs, (iii) a partnership or corporation organized or incorporated under the laws of the United States, (iv) an estate of which any executor or administrator is a US person, (v) a trust of which any trustee is a US person, (vi) an agency or branch of a foreign entity located in the United States, (vii) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US person, (viii) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States, and (ix) a partnership or corporation organised or incorporated under the laws of any foreign jurisdiction that is formed by a US person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts
UTGR	UTGR Inc., a Delaware corporation and indirect wholly-owned subsidiary of Wembley
VLT	video lottery terminal
Waterford	Waterford Group, L.L.C.
Waterford Group	Waterford Group Investments, L.L.C.
Wembley	Wembley plc
Wembley ADRs	American Depositary Receipts issued under the Deposit Agreement representing Wembley ADSs
Wembley ADSs	American Depositary Shares, each representing the right to receive four Wembley Shares, evidenced by Wembley ADRs issued under the Deposit Agreement
Wembley Directors or Wembley Board	the directors of Wembley

Wembley Group	Wembley and its subsidiary undertakings
Wembley Optionholders	holders of options under the Wembley Share Option Schemes
Wembley Shareholders	holders of Wembley Shares from time to time
Wembley Share Option Schemes	all or (where the context permits) any of: (a) The Wembley 1995 Executive Share Option Scheme; (b) The Wembley 1996 Unapproved Executive Share Option Scheme; and (c) The Wembley plc Savings Related Share Option Scheme
Wembley Shares	the existing unconditionally allotted or issued and fully paid ordinary shares of £1.00 each in the capital of Wembley and any further shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date or dates as BLB Investors may, with the Panel's consent and subject to the City Code, decide)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Wembley Shares, please send this document and the accompanying Forms of Proxy at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you have sold or transferred part of your holding of Wembley Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Recommended proposal for the acquisition by

MGM MIRAGE

of

WEMBLEY PLC

by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

Your attention is drawn to the letter from the Chairman of Wembley in Part I of this document, which contains the unanimous recommendation of the Wembley Directors that you vote in favour of the Scheme at the Court Meeting and at the Extraordinary General Meeting.

Notices of the Court Meeting and the Extraordinary General Meeting, both of which will be held at The Wembley Conference Centre, Empire Way, Wembley HA9 0DW on 8 April 2004, are set out at the end of this document. The Court Meeting will start at 10.30 a.m. and the Extraordinary General Meeting at 10.40 a.m. (or as soon thereafter as the Court Meeting shall have been concluded or adjourned).

Shareholders will find enclosed with this document a blue Form of Proxy for use at the Court Meeting and a white Form of Proxy for use at the Extraordinary General Meeting. Whether or not you intend to attend the Meetings in person, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the chairman at the start of that Meeting. However, in the case of the Extraordinary General Meeting, unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or any adjournment thereof, if you so wish and are so entitled.

Hawkpoint and Merrill Lynch, which are regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, are acting for Wembley and no one else in connection with the Acquisition and will not be responsible to anyone other than Wembley for providing the protections afforded to their respective clients nor for providing advice in relation to the Acquisition or the contents of this document.

Citigroup, which is regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom, is acting for MGM MIRAGE and no one else in connection with the Acquisition and will not be responsible to anyone other than MGM MIRAGE for providing the protections afforded to its clients nor for providing advice in relation to the Acquisition or the contents of this document.

The LPR Shares to be distributed by Wembley pursuant to the Scheme will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States.

NEW HAMPSHIRE SECURITIES LAWS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated ("RSA") with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

CONTENTS

INDICATIVE TIMETABLE OF PRINCIPAL EVENTS

	2004
Latest time for holders of Wembley ADRs to submit Forms of Proxy to the Depositary	10.00 p.m. on 2 April(1)
Latest time for lodging blue Forms of Proxy for use at the Court Meeting	10.30 a.m. on 6 April(2)
Latest time for lodging white Forms of Proxy for use at the Extraordinary General Meeting	10.40 a.m. on 6 April(2)
Voting Record Time	6.00 p.m. on 6 April
Court Meeting	10.30 a.m. on 8 April
Extraordinary General Meeting	10.40 a.m. on 8 April(3)
The following dates are subject to change; please see note 4 below.	
Regulatory Approvals expected to be obtained by	end of June(4)
Scheme Hearing Date (to sanction the Scheme)	7 July(4)
Last day of dealings in, and for registration of transfers of, Wembley Shares	8 July(4)
Scheme Record Time	6.00 p.m. on 8 July(4)
Effective Date of the Scheme	9 July(4)
Delisting of Wembley Shares	9 July(4)
Despatch of cheques/LPR share certificates and settlement through CREST	within 14 days of the Effective Date

Notes:

(1) If you are a holder of Wembley ADRs, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286 as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) (10.00 p.m. London time) on 2 April 2004. The Bank of New York, as the registered holder of the Wembley Shares represented by the Wembley ADRs, will vote the corresponding Wembley Shares in accordance with your instructions.

(2) If the blue Form of Proxy for use at the Court Meeting is not returned by this time, it may be handed to the chairman at the start of that Meeting and will still be valid. However, in the case of the white Form of Proxy for use at the Extraordinary General Meeting, it will be invalid unless it is lodged with the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB so as to be received no later than 10.40 a.m. on 6 April 2004.

(3) To commence at 10.40 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.

(4) In respect of matters following the Extraordinary General Meeting, these times and dates are indicative only and will depend, *inter alia*, on the date on which the Conditions are either satisfied or waived; in particular, the timing of receipt of the Regulatory Approvals is uncertain and outside the control of Wembley and MGM MIRAGE. Furthermore, these times and dates may change depending on the dates on which the Court sanctions the Scheme and the Court Order is delivered to the Registrar of Companies.

Unless otherwise stated, all references in this document to times are to London times.

The Court Meeting and the Extraordinary General Meeting will both be held at The Wembley Conference Centre, Empire Way, Wembley HA9 0DW on 8 April 2004.

PART I

LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF WEMBLEY

Wembley plc

Registered office:
Elvin House
Stadium Way
Wembley HA9 0DW
(Registered in England and Wales, No. 226267)

Directors:
Claes Hultman (*Chairman and Chief Executive*)
Mark Elliott (*Finance Director*)
Neil Chisman (*Non-Executive*)
Peter Harris (*Non-Executive*)

27 February 2004

To Wembley Shareholders and, for information only, participants in the Wembley Share Option Schemes

Dear Shareholder,

RECOMMENDED PROPOSAL FOR THE ACQUISITION BY MGM MIRAGE OF WEMBLEY

1. Introduction

On 27 January 2004, the boards of Wembley and MGM MIRAGE announced that they had reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley to be effected by means of a scheme of arrangement of Wembley under section 425 of the Companies Act.

I am writing to you to explain the background to and terms of the Acquisition and also to explain why the Wembley Directors are unanimously recommending that Wembley Shareholders should vote in favour of the Scheme, as they intend to do in respect of their entire holdings of Wembley Shares.

2. Summary of the Acquisition

The Acquisition is to be implemented by way of the Scheme, the full details of which are set out in the Explanatory Statement in Part II of this document. If the Scheme becomes effective, all the Scheme Shares will be transferred to MGM MIRAGE and Wembley Shareholders will receive:

in respect of each Scheme Share	**750 pence in cash from MGM MIRAGE** **and** **the distribution of one LPR Share from Wembley**

The Acquisition values the entire issued and to be issued share capital of Wembley at approximately £270 million (before ascribing any value to LPR). The cash consideration payable by MGM MIRAGE represents a premium of:

(i) 22.4 per cent. (before ascribing any value to LPR) over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004, the day prior to the date on which Wembley and MGM MIRAGE announced that they had reached agreement on the terms of the Acquisition; and

(ii) 42.2 per cent. (before ascribing any value to LPR) over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003, the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley.

Furthermore, the cash consideration payable pursuant to the Acquisition represents a share price growth of 275 per cent. (excluding dividend payments) since Wembley's refinancing in 1995, which compares to a rise of 46 per cent. for the FTSE Leisure Index over the same period.

LPR is an English private limited company formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will MGM MIRAGE acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation. Under the Lincoln Park Reorganisation, LPRI, a Rhode Island limited liability company, will become the entity subject to the Lincoln Park Litigation. Upon the Scheme becoming effective, LPRI will be a wholly owned subsidiary of LPR and will be LPR's only asset, save for a cash balance which, together with LPRI's cash balance, will aggregate US$16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share).

On the resolution of the Lincoln Park Litigation, the directors of LPR (being the current Wembley Directors) will return any remaining cash to LPR Shareholders. The amount of any such return will depend on the extent to which LPRI is successful in resolving the Lincoln Park Litigation for an aggregate cost (including any penalty imposed) which is less than the amount of the US$16.3 million cash balances. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, US$8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to shareholders, together with any further cash balance remaining after the payment of legal and other costs. Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars and that the amount of any eventual distribution in pounds to LPR Shareholders will therefore be affected by movements in the US$:£ exchange rate. The timing of any such distribution will depend upon when the Lincoln Park Litigation is concluded; no date has yet been determined for the trial, but the trial is expected to be concluded by the end of this year (subject to any right of appeal). In any event, such distribution will not take place until at least six months have elapsed since the sanction of the Scheme by the Court, so as to allow participants in the Wembley Share Option Schemes to exercise their options and receive LPR Shares on the basis set out in sub-paragraph 8(d) of Part VII of this document.

Further information on the Lincoln Park Litigation and the Lincoln Park Reorganisation is set out in paragraph 3 of Part II of this document; further information on LPR and the LPR Shares is set out in paragraph 8 of Part VII of this document.

Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. Further details of the Scheme are set out in the Explanatory Statement in Part II of this document.

Application will be made to the UKLA for the listing of the Wembley Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities, in each case as of the Effective Date.

If the Scheme becomes effective, cheques in respect of the cash consideration (or the cash consideration settled through CREST, as the case may be) will be despatched by MGM MIRAGE to Scheme Shareholders and share certificates in respect of the LPR Shares will be despatched by LPR to Scheme Shareholders, in each case within 14 days after the Effective Date.

3. Background to and reasons for the recommendation

Wembley has undergone considerable change since its refinancing in 1995. The Wembley Board has concentrated on the development of a focused group and has sought to realise assets where good value could be achieved. It has also pursued an active share buy-back programme, which has totalled approximately £118 million and has significantly enhanced Wembley's earnings per share.

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley now has gaming operations in three principal locations, namely Rhode Island, Colorado and the United Kingdom. Wembley's Lincoln Park facility in Rhode Island in the United States now generates the vast majority of the Wembley Group's profitability (in excess of 90 per cent. of Wembley's operating profit from continuing operations before exceptional items in 2003). As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the interests of Wembley Shareholders to explore a possible sale of the Wembley Group. Pursuit of this strategy was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and against two Wembley Group executives.

On 20 November 2003, Wembley announced that it had received approaches from a number of parties interested in acquiring some or all of its assets. In order to facilitate a sale should an appropriate offer be made, Wembley formulated the Lincoln Park Reorganisation pursuant to which the potential liability for, and associated costs of,

the Lincoln Park Litigation could be separated from the Wembley Group. In light of this structure, MGM MIRAGE proposed the Acquisition, which the Wembley Directors, taking into account, *inter alia*, the discussions that Wembley had had with other parties, believe provides the best available means for Wembley Shareholders to realise their investments in cash at a significant premium to the previously prevailing share price.

4. Current trading and preliminary results for 2003

Wembley announced its preliminary results for the year ended 31 December 2003 on 24 February 2004. The full text of that announcement is set out in Part V of this document. In light of the Acquisition, Wembley will not be declaring a final dividend in respect of the year ended 31 December 2003.

5. Management and employees

It has been agreed with MGM MIRAGE that, upon the Scheme becoming effective, the Wembley Directors will resign and be paid as summarised in paragraph 5 of Part VII of this document. The other Wembley head office employees will be made redundant upon the Scheme becoming effective and paid in accordance with their terms of employment and normal Wembley redundancy practice, as described in paragraph 5(f) of Part VII of this document. In respect of the management and employees within the rest of the Wembley Group, MGM MIRAGE has assured the Wembley Board that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

6. Wembley Share Option Schemes

Information relating to the effect of the Scheme on participants in the Wembley Share Option Schemes is set out in paragraph 12 of Part II of this document.

7. Shareholder intentions

MGM MIRAGE has received indications of intent from the Wembley Directors and letters of intent from other Wembley Shareholders to vote in favour of the Acquisition in respect of 19,403,156 Wembley Shares, representing approximately 55.9 per cent. of the issued share capital of Wembley.

8. Inducement fee

As part of the negotiations between MGM MIRAGE and Wembley and as an inducement to MGM MIRAGE to make the Acquisition, Wembley and MGM MIRAGE have entered into an agreement under which Wembley has agreed to pay MGM MIRAGE approximately £2.7 million in the event that:

(i) the Wembley Directors withdraw their unanimous recommendation to the Wembley Shareholders to vote in favour of the Acquisition (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the Acquisition lapses or is withdrawn in accordance with its terms; or

(ii) any person unconnected with MGM MIRAGE makes a takeover proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

9. Taxation

Your attention is drawn to paragraph 16 of Part II of this document headed UK/US Taxation. If you are in any doubt about your tax position or if you are subject to taxation in any jurisdiction other than the UK/US, you are strongly advised to consult an appropriate independent financial adviser immediately.

10. Meetings and action to be taken

The Scheme, which is subject to the satisfaction or waiver of the Conditions set out in Part III of this document (including receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators), will require approval at the Court Meeting to be held at 10.30 a.m. on 8 April 2004 at The Wembley Conference Centre, Empire Way, Wembley HA9 0DW. Implementation of the Scheme will also require the passing of a special resolution at the Extraordinary General Meeting to be held immediately thereafter and the subsequent sanction of the Court. If the Scheme becomes

effective, it will be binding on all Wembley Shareholders, including those who did not vote to approve the Scheme.

You will find enclosed with this document:

(i) a blue Form of Proxy for use at the Court Meeting; and

(ii) a white Form of Proxy for use at the Extraordinary General Meeting.

Whether or not you intend to attend the Court Meeting and/or the Extraordinary General Meeting, you are requested to complete and sign the enclosed Forms of Proxy and return them in accordance with the instructions printed on them. Completed Forms of Proxy should be returned to the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible and, in any event, so as to be received not later than 48 hours before the time appointed for the relevant Meeting. If the blue Form of Proxy for use at the Court Meeting is not lodged by such time, it may be handed to the chairman at the start of that Meeting and will still be valid. However, in the case of the white Form of Proxy for use at the Extraordinary General Meeting, it will be invalid unless it is lodged with the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB so as to be received no later than 10.40 a.m. on 6 April 2004. The completion and return of the Forms of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or at any adjournment thereof, if you so wish and are so entitled. If you are the registered owner of Wembley ADRs at the ADR Record Time, please complete and sign both the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286 as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 2 April 2004. The Bank of New York, as the registered holder of the Wembley Shares represented by the Wembley ADRs, will vote the corresponding Wembley Shares in accordance with the instructions of such registered owners.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of opinion of the Wembley Shareholders. You are therefore strongly urged to sign and return both your Forms of Proxy as soon as possible.

If you have any questions relating to this document or the completion and return of the Forms of Proxy, please call Wembley's registrars, Computershare Investor Services PLC, on 0870 702 0000. Please note that calls to this number may be monitored or recorded and that Computershare Investor Services PLC cannot provide financial advice or advice on the merits of the Scheme. If you have any questions relating to Wembley ADRs, please call The Bank of New York on 00 1 212 815 2042.

Notices convening the Court Meeting and the Extraordinary General Meeting are set out in Parts X and XI of this document respectively.

11. Further information

Your attention is drawn to the letter from Hawkpoint and Merrill Lynch set out in Part II of this document (being the explanatory statement pursuant to section 426 of the Companies Act).

12. Recommendation

The Wembley Board, which has been so advised by Hawkpoint and Merrill Lynch, unanimously considers the terms of the Acquisition to be fair and reasonable. In providing advice to the Wembley Board, Hawkpoint and Merrill Lynch have taken into account the commercial assessments of the Wembley Directors. Accordingly, the Wembley Directors unanimously recommend that Wembley Shareholders vote in favour of the Scheme at the Court Meeting and the Extraordinary General Meeting, as they intend to do in respect of their entire holdings of Wembley Shares, which in aggregate amount to 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

Yours faithfully



Claes Hultman
Chairman and Chief Executive

PART II

EXPLANATORY STATEMENT

(in compliance with section 426 of the Companies Act 1985)

HAWKPOINT

Merrill Lynch

Hawkpoint Partners Limited
4 Great St. Helens
London EC3A 6HA

Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

27 February 2004

To Wembley Shareholders and, for information only, participants in the Wembley Share Option Schemes

Dear Sir or Madam,

RECOMMENDED PROPOSAL FOR THE ACQUISITION BY MGM MIRAGE OF WEMBLEY

1. Introduction

On 27 January 2004, the boards of Wembley and MGM MIRAGE announced that they had reached agreement on the terms of a recommended cash acquisition by MGM MIRAGE of Wembley. The Acquisition is to be effected by means of a scheme of arrangement under section 425 of the Companies Act, which requires the approval of Wembley Shareholders and the sanction of the Court.

Your attention is drawn to the letter from the Chairman of Wembley set out in Part I of this document, which forms part of this explanatory statement. That letter contains, amongst other things, information on the background to and reasons for the unanimous recommendation by the Wembley Directors to Wembley Shareholders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the Extraordinary General Meeting.

The Wembley Board has been advised by Hawkpoint and Merrill Lynch in connection with the Acquisition. Hawkpoint and Merrill Lynch have been authorised by the Wembley Board to write to you to explain the terms of the Acquisition and the Scheme and to provide you with other relevant information.

The terms of the Scheme are set out in full in Part VIII of this document. Your attention is also drawn to the additional information set out in Part VII of this document.

2. Summary of the Acquisition

In accordance with the terms of the Scheme, Wembley Shareholders will receive:

in respect of each Scheme Share	**750 pence in cash from MGM MIRAGE** **and** **the distribution of one LPR Share from Wembley**

The Acquisition values the entire issued and to be issued share capital of Wembley at approximately £270 million (before ascribing any value to LPR). The cash consideration payable by MGM MIRAGE represents a premium of:

(i) 22.4 per cent. (before ascribing any value to LPR) over the closing mid-market price of 612.5 pence per Wembley Share on 26 January 2004 (the day prior to the date on which Wembley and MGM MIRAGE announced that they had reached agreement on the terms of the Acquisition); and

(ii) 42.2 per cent. (before ascribing any value to LPR) over the closing mid-market price of 527.5 pence per Wembley Share on 19 November 2003 (the day prior to the announcement by Wembley that it had received approaches from a number of parties interested in acquiring some or all of the assets of Wembley).

LPR is an English private limited company formed as part of the Lincoln Park Reorganisation, the purpose of which is to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will MGM MIRAGE acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation. Under the Lincoln Park Reorganisation, LPRI, a Rhode Island limited liability company, will become the entity subject to the Lincoln Park Litigation. Upon the Scheme becoming effective, LPRI will be a wholly owned subsidiary of LPR and will be LPR's only asset, save for a cash balance which, together with LPRI's cash balances, will aggregate US$16.3 million (approximately £9.0 million, equivalent to approximately 25 pence per Wembley Share). This will include US$8 million which has been deposited in an escrow account following agreement with the US Attorney that this is the maximum aggregate fine that would be sought under the Lincoln Park Litigation. On this basis, the Wembley Directors believe, following legal advice, that LPRI will have sufficient funds to meet its potential liability for, and associated costs of, the Lincoln Park Litigation.

On the resolution of the Lincoln Park Litigation, the directors of LPR (being the current Wembley Directors) will return any remaining cash to LPR Shareholders. The amount of any such return will depend on the extent to which LPRI is successful in resolving the Lincoln Park Litigation for an aggregate cost (including any penalty imposed) which is less than the amount of the US$16.3 million cash balances. If LPRI is acquitted on all counts at the trial of the Lincoln Park Litigation, US$8 million (approximately £4.4 million, equivalent to approximately 12 pence per Wembley Share) will be distributed to shareholders, together with any further cash balances remaining after the payment of legal and other costs. Shareholders should note that the majority of the cash balances held by LPR and LPRI will be held in US dollars and that the amount of any eventual distribution in pounds to LPR Shareholders will therefore be affected by movements in the US$:£ exchange rate. The timing of any such distribution will depend upon when the Lincoln Park Litigation is concluded; no date has yet been determined for the trial, but the trial is expected to be concluded by the end of this year (subject to any right of appeal). In any event, such distribution will not take place until at least six months have elapsed since the sanction of the Scheme by the Court, so as to allow participants in the Wembley Share Option Schemes to exercise their options and receive LPR Shares on the basis set out in sub-paragraph 8(d) of Part VII of this document.

MGM MIRAGE and Citigroup have expressed no opinion as to whether the retained cash balances will be sufficient and, accordingly, whether or when any future return of cash to shareholders will be made. Given the limited liability status of LPR and LPRI, Wembley Shareholders should have no legal or financial exposure (beyond the cash balances retained in LPR and LPRI) relating to the outcome of the Lincoln Park Litigation arising out of their shareholdings in LPR, nor should Wembley or MGM MIRAGE have any legal or financial exposure relating to such litigation. MGM MIRAGE will not acquire any interest in LPR or LPRI and neither MGM MIRAGE nor Wembley will have any responsibility for the conduct or outcome of the Lincoln Park Litigation.

No application will be made for the admission of the LPR Shares to the Official List or to trading on the London Stock Exchange. For administrative reasons and given that it is hoped that a return of cash to LPR Shareholders will be made following the resolution of the Lincoln Park Litigation, the LPR Shares will not be transferable, save in the limited circumstances set out in sub-paragraph 8(e)(i) of Part VII of this document.

If the Scheme becomes effective, MGM MIRAGE will acquire the Scheme Shares free from all Encumbrances and together with all rights attaching to them after 27 January 2004 (being the date of the announcement of the Acquisition) including, without limitation, the right to receive all dividends and other distributions (if any) (other than the distribution of the LPR Shares by Wembley under the Scheme) announced, declared, made or paid thereafter.

3. Information on the Lincoln Park Litigation and the Lincoln Park Reorganisation

In September 2003, following an investigation by a Federal Grand Jury in Rhode Island, an indictment was issued against Wembley's indirect wholly owned subsidiary and owner of the Lincoln Park Business, Lincoln Park Inc., and against two Wembley Group executives. The indictment alleged a conspiracy to improperly influence the actions of certain public officials. The allegations arose from the preliminary consideration of a possible bonus or retainer to be paid to Lincoln Park Inc.'s long-standing external legal attorney in Rhode Island. Lincoln Park Inc. and the two executives continue to deny the allegations and have stated that the allegations will be vigorously defended at trial.

On 27 January 2004, Wembley announced that Lincoln Park Inc. had entered into an agreement with the United States, acting by and through the US Attorney, to deposit US$8 million into an escrow account, following agreement with the US Attorney that this is the maximum aggregate fine that would be sought in the event of a conviction of Lincoln Park Inc. on all counts under the indictment against it. As part of this agreement, the US

Attorney also confirmed that he would not object to the transfer of the business of Lincoln Park Inc. to another Wembley subsidiary, as would be effected pursuant to the Lincoln Park Reorganisation.

The Lincoln Park Reorganisation is intended to separate from the Wembley Group (simultaneously with its acquisition by MGM MIRAGE) any potential liability for, and associated costs of, the Lincoln Park Litigation, such that at no point in time will MGM MIRAGE acquire any interest in LPR or LPRI or any legal exposure to the Lincoln Park Litigation.

Under the Lincoln Park Reorganisation, the following steps will be effected (although Wembley and MGM MIRAGE reserve the right to agree amendments to these steps to effect the underlying commercial objectives):

(i) Lincoln Park Inc. will be reorganised by way of merger into LPRI;

(ii) LPRI will distribute its business and assets to its immediate holding company, UTGR, and UTGR will assume all the liabilities of LPRI except that LPRI will retain its potential liability for, and associated costs of, the Lincoln Park Litigation. LPRI will also retain cash balances which, when aggregated with LPR's cash balance, will total US$16.3 million (approximately £9.0 million). Except for the foregoing, LPRI will have no assets or liabilities;

(iii) UTGR will sell its membership interest in LPRI to Wembley at market value;

(iv) Wembley will transfer its membership interest in LPRI to LPR in exchange for an issue of shares by LPR. LPR and LPRI will together hold cash balances totalling US$16.3 million (approximately £9.0 million), being an amount which the Wembley Directors believe, following legal advice, will be sufficient to meet the potential liability for, and associated costs of, the Lincoln Park Litigation. This will include the US$8 million deposited in escrow as referred to above; and

(v) upon the Scheme becoming effective, Scheme Shareholders will receive a distribution of one LPR Share from Wembley for each Scheme Share held.

The Lincoln Park Reorganisation will only be implemented once the necessary resolutions to approve and implement the Scheme have been passed at the Court Meeting and the Extraordinary General Meeting and the necessary regulatory clearances have been received. Further information on LPR and the LPR Shares is set out in paragraph 8 of Part VII of this document.

4. Information on the Wembley Group

Wembley is a track-based gaming business with operations in the United Kingdom and the United States. In the United States, Wembley has operations in the states of Rhode Island and Colorado. Wembley's principal venue is the Lincoln Park greyhound racing track in Rhode Island. In Colorado, Wembley owns and operates three greyhound racing tracks and one horse racing track, together with an off-track betting operation. At Lincoln Park, Wembley's strategy has been to offer additional gaming opportunities in the form of video lottery terminals. In the United Kingdom, Wembley is the leading owner and operator of greyhound tracks, with tracks in Wimbledon, Manchester, Birmingham, Oxford and Portsmouth.

For the year ended 31 December 2003, Wembley reported turnover from continuing operations of £97.9 million (2002: £101.1 million) and operating profit from continuing operations and before tax, interest and exceptional items of £35.3 million (2002: £39.3 million). As at 31 December 2003, Wembley had net assets of £188.0 million.

In light of the Acquisition, Wembley will not be declaring a final dividend in respect of the year ended 31 December 2003.

Your attention is drawn to the Financial information on Wembley and the Preliminary announcement of results of Wembley for the year ended 31 December 2003, set out in Parts IV and V of this document respectively. Ernst & Young's audit report on Wembley's accounts for the year ended 31 December 2003 includes an additional section concerning the potential consequences arising from the Lincoln Park Litigation as explained in Note 11 to the Preliminary announcement of results of Wembley for the year ended 31 December 2003 set out in Part V of this document. The report is unqualified and does not contain statements under section 237(2) or (3) of the Companies Act.

5. Information on MGM MIRAGE

MGM MIRAGE is one of the world's leading and most respected hotel and gaming resort operators. It owns and operates 12 casino resorts located in Nevada, Mississippi, Michigan and Australia. The company is headquartered

in Las Vegas, Nevada and is listed on the New York Stock Exchange with a market capitalisation of approximately US$5.8 billion (approximately £3.2 billion). Its portfolio of resorts includes Bellagio, MGM Grand, The Mirage, Treasure Island, New York-New York, Beau Rivage, MGM Grand Detroit and the Primm Valley Resorts. The company also operates three championship golf courses (one in Nevada and two in California, at the Nevada border). MGM MIRAGE is a 50 per cent. owner of Borgata, a destination casino resort at Renaissance Pointe in Atlantic City, New Jersey and a 50 per cent. owner of the Monte Carlo Casino Hotel in Las Vegas. Internationally, MGM MIRAGE owns and operates MGM Grand Australia in Darwin, Australia and holds a 25 per cent. interest in casino developer Metro Casinos Limited of Great Britain. MGM MIRAGE has recently entered into several strategic agreements in the United Kingdom. In October 2003 MGM MIRAGE entered into a development agreement with Earls Court and Olympia Group that could lead to the development of a new gaming and entertainment complex in the Olympia Exhibition Centre in London and in November 2003 it entered into an agreement with Newcastle United PLC to build a major new mixed-use development on a prime site above St. James' Metro Station. On 3 February 2004 MGM MIRAGE announced that it and The British Land Company PLC had entered into an agreement in principle to develop a leisure and entertainment complex adjacent to British Land's Meadowhall Shopping Centre in Sheffield. In February 2004 MGM MIRAGE entered into an agreement to sell MGM Grand Australia. This transaction is expected to complete in the third quarter of 2004, subject to customary sale conditions and regulatory approvals.

MGM MIRAGE is a Delaware corporation, incorporated on 29 January 1986. As of 31 December 2003, approximately 57 per cent. of the outstanding shares of MGM MIRAGE's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, a director of MGM MIRAGE.

For the year ended 31 December 2003, MGM MIRAGE reported net revenue of US$3.9 billion (2002: US$3.8 billion) and net income of US$244 million (2002: US$292 million). As at 31 December 2003, MGM MIRAGE had total assets of US$10.7 billion and total stockholders' equity of US$2.5 billion.

Your attention is drawn to the financial information on MGM MIRAGE set out in Part VI of this document.

6. Reasons for the Acquisition

MGM MIRAGE believes that Wembley will geographically and commercially complement its existing core gaming assets in the United States. Wembley's leading position in Rhode Island represents a strong fit with MGM MIRAGE's existing gaming operations and will allow MGM MIRAGE to leverage its significant gaming expertise and strong balance sheet across the Wembley Group. Additionally, Wembley owns sites in the United Kingdom which could complement MGM MIRAGE's plans to develop facilities in the United Kingdom, should the currently proposed gaming reforms be adopted.

7. Structure of the Scheme

(a) *Introduction*

The Acquisition is to be effected under section 425 of the Companies Act by way of a scheme of arrangement of Wembley, the provisions of which are set out in full in Part VIII of this document. The purpose of the Scheme is to provide for MGM MIRAGE to become the owner of the whole of the issued share capital of Wembley. This is to be achieved by the Scheme Shareholders transferring their Scheme Shares to MGM MIRAGE and receiving 750 pence in cash from MGM MIRAGE for each Scheme Share. Wembley Shareholders will also receive a distribution from Wembley of one LPR Share in respect of each Scheme Share.

(b) *The Meetings*

Before the Court's approval can be sought, the Scheme will require approval at the Court Meeting and the passing of a special resolution at the Extraordinary General Meeting. Notices of the Court Meeting and the Extraordinary General Meeting are set out in Parts X and XI of this document respectively. All Wembley Shareholders whose names appear on the register of members of Wembley at 6.00 p.m. on 6 April 2004 or, if either of the meetings is adjourned, on the register of members at 6.00 p.m. on the second day before the day set for such adjourned meeting, shall be entitled to attend and vote at the relevant meeting in respect of the number of Wembley Shares registered in their name at the relevant time.

The Court Meeting

The Court Meeting, which has been convened for 10.30 a.m. on 8 April 2004, is being held at the direction of the Court to seek the approval of Wembley Shareholders for the Scheme. At the Court Meeting, voting will be by way of poll and each member present, either in person or by proxy, will be entitled to one vote for each Wembley

Share held. The approval required at the Court Meeting is a majority in number of Wembley Shareholders present and voting, either in person or by proxy, representing not less than three-fourths in value of the Wembley Shares held by such shareholders.

The Extraordinary General Meeting

In addition, the Extraordinary General Meeting has been convened for 10.40 a.m. on 8 April 2004, or as soon thereafter as the Court Meeting has been concluded or adjourned, to consider and, if thought fit, pass a special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(i) the Scheme; and

(ii) certain amendments to Wembley's Articles as described below.

Any additional Wembley Shares issued on the exercise of options after the Scheme Record Time will not be subject to the Scheme. Accordingly, it is proposed that Wembley's Articles be amended so that any additional Wembley Shares issued to any person (other than MGM MIRAGE or its nominees) after the Scheme Record Time will automatically be acquired by MGM MIRAGE in consideration of the payment by MGM MIRAGE to such person of such cash consideration as would have been payable by MGM MIRAGE under the Scheme had such additional Wembley Shares been Scheme Shares. In addition, pursuant to LPR's articles of association and the LPR Deed Poll, one LPR Share will be allotted, credited as fully paid, for cash at par to such persons for each additional Wembley Share so issued. The nominal value of the LPR Shares issued under this arrangement will be paid up on their behalf by the secretary of LPR. Furthermore, it is proposed that Wembley's Articles be amended to ensure that any Wembley Shares which are issued after the Voting Record Time but before the Scheme Record Time will be subject to and bound by the Scheme. An additional amendment to Wembley's Articles will also be proposed to facilitate the distribution of the LPR Shares to Wembley Shareholders. The proposed amendments are set out in the Notice of Extraordinary General Meeting in Part XI of this document.

Forms of Proxy should be returned to the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the relevant Meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the chairman at the start of that Meeting. However, in the case of the Extraordinary General Meeting, unless the white Form of Proxy is returned by the above time, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the Extraordinary General Meeting, or at any adjournment thereof, if you so wish and are so entitled.

(c) ***Conditions to the Acquisition***

The Conditions to the Acquisition are set out in full in Part III of this document. In summary, the implementation of the Scheme is conditional upon:

(i) approval of the Scheme by a majority in number representing three-fourths in value of the holders of Wembley Shares present and voting, either in person or by proxy, at the Court Meeting;

(ii) the special resolution to approve and implement the Scheme and related matters being duly passed by the requisite majority at the Extraordinary General Meeting;

(iii) the receipt of the Regulatory Approvals;

(iv) the other Conditions (set out in paragraph 2 of Part III of this document), which are not otherwise summarised above, being satisfied or waived;

(v) the sanction (with or without modification) of the Scheme; and

(vi) delivery of an office copy of the Court Order by Wembley for registration to the Registrar of Companies.

(d) ***Sanction of the Scheme by the Court***

Under the Companies Act, the Scheme requires the sanction of the Court. The Scheme Hearing will be held following receipt of the Regulatory Approvals. There will then be a period of one Business Day before the Scheme Record Time. Having such an interval will enable those holders of options granted under the Wembley Share Option Schemes, who have exercisable options, to exercise their options conditionally on the Scheme being sanctioned by the Court and will allow the additional Wembley Shares issued as a result to participate in the

Scheme. MGM MIRAGE has confirmed that it will consent to the Scheme at the Scheme Hearing and that it will be represented by counsel at such hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective on delivery of an office copy of the Court Order by Wembley for registration to the Registrar of Companies.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the Extraordinary General Meeting. If the Scheme does not become effective by 27 September 2004 (or such later date (if any) as MGM MIRAGE and Wembley may agree and (if required) the Court may allow), the Scheme will not become effective and the Acquisition will not proceed.

8. Shareholder intentions

MGM MIRAGE has received indications and letters of intent to vote in favour of the Acquisition as follows:

Wembley Directors

The Wembley Directors have indicated their intention to vote in favour of the Acquisition in respect of their entire holdings of Wembley Shares, totalling 94,891 Wembley Shares, representing approximately 0.3 per cent. of the issued share capital of Wembley.

Shareholders

MGM MIRAGE has received letters of intent to vote in favour of the Acquisition from certain other Wembley Shareholders in respect of an aggregate of 19,308,265 Wembley Shares, representing approximately 55.6 per cent. of the issued share capital of Wembley.

In aggregate, therefore, MGM MIRAGE has received indications or letters of intent to vote in favour of the Acquisition in respect of 19,403,156 Wembley Shares, representing approximately 55.9 per cent. of the issued share capital of Wembley.

9. Inducement fee

As an inducement to MGM MIRAGE to make the Acquisition, Wembley and MGM MIRAGE have entered into an agreement under which Wembley has agreed to pay MGM MIRAGE approximately £2.7 million in the event that:

(i) the Wembley Directors withdraw their unanimous recommendation to the Wembley Shareholders to vote in favour of the Acquisition (other than in circumstances where it is withdrawn as a result of and, in Wembley's reasonable opinion, because of the act or omission of MGM MIRAGE) and subsequently the Acquisition lapses or is withdrawn in accordance with its terms; or

(ii) any person unconnected with MGM MIRAGE makes a takeover proposal which subsequently becomes or is declared unconditional in all respects or is otherwise completed or implemented and, for these purposes, "takeover proposal" means any offer (as defined in the City Code) for Wembley or other business combination involving the acquisition of control of Wembley or of all or a material part of the assets of Wembley (including, without limitation, the Lincoln Park Business).

10. Management and employees of the Wembley Group

It has been agreed with MGM MIRAGE that, upon the Scheme becoming effective, the Wembley Directors will resign and be paid as summarised in paragraph 5 of Part VII of this document. The other Wembley head office employees will be made redundant upon the Scheme becoming effective and paid in accordance with their terms of employment and normal Wembley redundancy practice, as described in paragraph 5(f) of Part VII of this document. In respect of the management and employees within the rest of the Wembley Group, MGM MIRAGE has assured the Wembley Board that, following the Scheme becoming effective, the existing employment rights, including pension rights, of all such management and employees will be fully safeguarded.

11. The Wembley Directors and the effect of the Scheme on their interests

Details of the interests of the Wembley Directors in Wembley Shares are set out in paragraphs 4 and 5 of Part VII of this document. The effect of the Scheme on such interests does not differ from its effect on the interests of any other holder of Wembley Shares or participant in the Wembley Share Option Schemes.

12. Wembley Share Option Schemes

Proposals in relation to the arrangements for participants in the Wembley Share Option Schemes will be sent to optionholders in due course. In summary, the proposals will allow optionholders under the Wembley Share Option Schemes to exercise their options and receive the same consideration as other Wembley Shareholders under the Scheme.

Subject as set out below, all existing options under the Wembley Share Option Schemes, which are not already exercisable, will become exercisable in accordance with the rules of the Wembley Share Option Schemes for a period of 6 months following sanction of the Scheme by the Court. All existing options will lapse at the end of that 6 month period. Options granted under the Wembley 1995 Executive Share Option Scheme and the Wembley 1996 Unapproved Executive Share Option Scheme will only become exercisable to the extent that the performance conditions attaching to those options have been met. The performance conditions have either been met over the full performance period or, with the exception of those options granted in 2002 with a performance condition requiring growth in earnings per share over the relevant three year period exceeding the rate of increase in the Retail Price Index by an average of 5 per cent. per annum, have been met to date and, on this basis, the Wembley remuneration committee has determined that all options, with the exception of those granted in 2002 referred to above, will become exercisable in full following the sanction of the Scheme by the Court. Options granted under the Wembley plc Savings Related Share Option Scheme will only be exercisable using the savings that optionholders have made under their related savings contracts as at the date that they exercise their options.

It is proposed that Wembley's Articles be amended at the Extraordinary General Meeting to ensure that all Wembley Shares issued on the exercise of options prior to the Scheme Record Time will be subject to the terms of the Scheme. The Scheme will not extend to Wembley Shares issued after the Scheme Record Time. Therefore, a further amendment to Wembley's Articles is proposed to be made to the effect that each additional Wembley Share issued to any person (other than MGM MIRAGE or its nominee(s)) after the Scheme Record Time (including on the exercise of options) will automatically be acquired by MGM MIRAGE for the same cash consideration as would have been due under the Scheme. In addition, pursuant to LPR's articles of association and the LPR Deed Poll, one LPR Share will be allotted, credited as fully paid, for cash at par to such persons for each additional Wembley Share so issued. Such persons will not be required to pay up the nominal value of the LPR Shares issued under this arrangement as this will be paid up on their behalf by the secretary of LPR.

13. Wembley ADRs

Each outstanding Wembley ADS is evidenced by a Wembley ADR and represents four Wembley Shares deposited pursuant to the Deposit Agreement. Pursuant to the Deposit Agreement, the Depositary will, upon receiving the written instructions of the registered owner of Wembley ADRs as at the ADR Record Time, endeavour to vote, or cause to be voted, at the Court Meeting and the Extraordinary General Meeting the number of Wembley Shares represented by such Wembley ADRs, in accordance with the instructions of the registered owner of such Wembley ADRs.

In order to permit the timely exercise by the Depositary of such voting rights, registered owners of Wembley ADRs should complete and sign both the enclosed Forms of Proxy and return them to The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286 as soon as possible and, in any event, so as to be received no later than 5.00 p.m. (New York time) on 2 April 2004. If you are a beneficial owner of Wembley ADRs held of record by or through a bank, broker, dealer or other nominee, you should contact your bank, broker, dealer or other nominee in order to ensure that voting instructions are given to the Depositary on a timely basis in respect of the Wembley ADRs beneficially owned by you. The Depositary will not vote or attempt to exercise the right to vote that attaches to Wembley Shares other than in accordance with the instructions of registered owners of Wembley ADRs.

If the Scheme becomes effective, the Depositary will receive £30 from MGM MIRAGE and four LPR Shares from Wembley for every Wembley ADS, each representing four Scheme Shares. The Depositary will, promptly upon receipt of the cash consideration and LPR Shares in respect of the Scheme Shares deposited under the Deposit Agreement, distribute to each registered owner of Wembley ADRs for each Wembley ADS held by such person (i) a cheque in US dollars for the amount obtained by the Depositary upon conversion of the £30 received

by it pursuant to the Scheme and (ii) a share certificate in respect of four LPR Shares. The Depositary shall be entitled to convert, or cause to be converted, by sale or in any other manner that it may determine, such pounds into US dollars. The distribution of such US dollar amounts to registered owners of Wembley ADRs may be made on an averaged or other practicable basis without regard to any distinctions among registered owners of Wembley ADRs and shall be net of any expenses of conversion into US dollars.

Upon the distribution to registered owners of Wembley ADRs of the cash consideration and LPR Shares due to them, the Deposit Agreement will be terminated.

14. Delisting of Wembley Shares

The last day of dealings in, and for registration of transfers of, Wembley Shares will be the last Business Day prior to the Effective Date, following which Wembley will be temporarily suspended from the Official List and from trading on the London Stock Exchange's market for listed securities.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the Wembley Shares on the Official List to be cancelled and to the London Stock Exchange for such shares to cease to be admitted to trading on its market for listed securities. It is expected that this will take place on the Effective Date.

15. Settlement

Subject to the Scheme becoming effective, settlement of the consideration to which any holder of Scheme Shares is entitled thereunder will be effected within 14 days of the Effective Date in the manner set out below.

Except with the consent of the Panel, settlement of cash consideration to which any Wembley Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which MGM MIRAGE may otherwise be, or claim to be, entitled against such shareholder.

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

(a) ***Cash consideration where Scheme Shares held in uncertificated form (that is, in CREST)***

Wembley Shareholders who hold Scheme Shares in uncertificated form will receive any cash consideration to which they are entitled through CREST by MGM MIRAGE procuring the creation of an assured payment obligation in favour of the CREST account through which the relevant Wembley Shareholder holds such uncertificated shares, in accordance with the CREST assured payment arrangements.

As from the Effective Date, each holding of Wembley Shares credited to any stock account in CREST shall be disabled and all Wembley Shares will be removed from CREST in due course thereafter.

MGM MIRAGE reserves the right to pay all or any part of the cash consideration referred to above to all or any Wembley Shareholder(s) who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in paragraph (b) below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph (a).

(b) ***Cash consideration where Scheme Shares held in certificated form***

On the Effective Date, share certificates held by Scheme Shareholders in respect of Scheme Shares will cease to be valid and should be destroyed.

Settlement of cash consideration due from MGM MIRAGE under the Scheme in respect of Scheme Shares held in certificated form shall be despatched:

(i) by first class post, by cheque drawn on a clearing bank in the United Kingdom; or

(ii) by such other method as may be approved by the Panel.

All such cash payments shall be made in sterling. Payments made by cheque shall be sent to Scheme Shareholders at the address appearing in the register of members of Wembley at the Scheme Record Time or, in the case of joint holders, to such address of the holder whose name appears first in such register in respect of the joint holding concerned. Cheques shall be despatched within 14 days after the Effective Date.

(c) ***Share Certificates for LPR Shares***

Share certificates in respect of LPR Shares due under the Scheme will be despatched by LPR by first class post within 14 days after the Effective Date.

(d) ***Settlement Procedures for Holders of Wembley ADRs***

On the Effective Date, the Scheme Shares held by the Depositary in respect of the Wembley ADRs will be transferred to MGM MIRAGE and the cash consideration for, and the LPR Shares to be transferred in respect of, such Scheme Shares will be delivered to the Depositary, as a Scheme Shareholder, within 14 days after the Effective Date. The Depositary will then promptly convert the cash consideration into US dollars in accordance with the Deposit Agreement and distribute the cash proceeds, along with certificates in respect of LPR Shares, to the registered owners of Wembley ADRs in proportion to the number of Wembley ADRs owned by them.

16. UK/US Taxation

(a) ***UK Taxation***

The comments set out below are intended as a general guide and apply to Wembley Shareholders who are companies resident or individuals ordinarily resident for tax purposes in the United Kingdom who hold their Wembley Shares as an investment (other than under a personal equity plan or an individual savings account) and not as securities to be realised in the course of a trade and who are the absolute beneficial owners of those Wembley Shares. Liability to UK taxation will depend on the individual circumstances of each Wembley Shareholder.

Wembley Shareholders who are in any doubt about their taxation position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

(i) Taxation Issues arising under the Scheme

The comments set out below summarise the UK taxation treatment of the Scheme. They are based on current law and an understanding of current Inland Revenue practice as at the date of this document.

Corporate shareholders

Where the Wembley Shareholder is a UK resident company, the receipt of cash from MGM MIRAGE in consideration for the transfer of the Wembley Shares to MGM MIRAGE and the receipt of LPR Shares from Wembley under the Scheme should constitute a disposal of the relevant Wembley Shares for the purposes of UK taxation of chargeable gains which may, depending on the corporate shareholder's circumstances (including the availability of exemptions and allowable losses), give rise to a liability to UK corporation tax in respect of chargeable gains. An allowable loss may arise if the proceeds received by the corporate shareholder are less than the base cost of their Wembley Shares.

Individual shareholders

Where the Wembley Shareholder is an individual ordinarily resident in the United Kingdom, the receipt of cash from MGM MIRAGE in consideration for the transfer of the Wembley Shares to MGM MIRAGE under the Scheme should constitute a disposal of the Wembley Shares for the purposes of UK taxation of chargeable gains which may, depending on the individual shareholder's circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation of chargeable gains. An allowable loss may arise if the proceeds received by the individual shareholder are less than the base cost of their Wembley Shares.

The receipt of LPR Shares from Wembley under the Scheme should be taxable as a distribution in the hands of an individual shareholder. The amount of the distribution for tax purposes will be the market value of the LPR Shares at the time of the distribution. Any such distribution amount will be taxed as if it were a dividend paid by a UK company to its shareholders. This means that the Wembley Shareholder will be entitled to a tax credit which such shareholder may set off against his total income tax liability on the distribution. The tax credit will be equal to 10 per cent. of the aggregate of the distribution and the tax credit (the "gross distribution"), which is also equal to one-ninth of the distribution received. A UK resident individual Wembley Shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the distribution at the rate of 10 per cent. of the gross distribution, so that the tax credit will satisfy in full such Wembley Shareholder's liability to income tax on the distribution. A UK resident individual Wembley Shareholder who is not liable to income tax in respect of the distribution will not be entitled to repayment of the tax credit. In the case of a UK resident individual Wembley

Shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross distribution and he will have to account for additional tax equal to 22.5 per cent. of the gross distribution (which is also equal to 25 per cent. of the distribution received) to the extent that the gross distribution when treated as the top slice of his income falls above the threshold for higher rate income tax.

Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax ("SDRT") should be payable by Wembley Shareholders on the distribution of the LPR Shares because such distribution should not be treated as a conveyance or transfer on sale. The distribution should therefore be considered as exempt from any stamp duty or SDRT.

(ii) Taxation issues following resolution of the Lincoln Park Litigation

The comments set out below are based on current law and an understanding of current Inland Revenue practice as at the date of this document.

To the extent that any remaining cash balances are returned to LPR from LPRI by way of a dividend, the dividend should be treated as taxable income in the hands of LPR and as such should be subject to UK corporation tax at 30 per cent. However, any UK corporation tax arising on the dividend should be fully offset by US taxes that have already been paid by LPRI (or by Lincoln Park Inc. prior to its merger into LPRI) on the profits from which the dividend has been paid, such that no residual UK tax should be payable by LPR.

To the extent that any remaining cash is returned to LPR Shareholders in the form of a distribution on a winding up, the receipt of cash by LPR Shareholders should constitute a disposal of the relevant LPR Shares for the purposes of UK taxation of chargeable gains which may, depending on the LPR Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation.

(b) ***US Taxation***

The following is a summary of the US federal income tax consequences of the disposition of the Wembley Shares and the acquisition, ownership and disposition of the LPR Shares by a US Holder (as defined below). This summary deals only with US Holders who receive cash in exchange for their Wembley Shares and LPR Shares distributed by Wembley, and who hold the Wembley Shares and LPR Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of the Wembley Shares and the acquisition, ownership or disposition of LPR Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10 per cent. or more of the voting shares of Wembley or LPR, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that hold or will hold the shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Wembley Shares or LPR Shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL US HOLDERS OF WEMBLEY SHARES AND LPR SHARES SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

(i) Taxation issues arising under the Scheme

Upon the exchange of the Wembley Shares for cash and the distribution of LPR Shares by Wembley, a US Holder will generally recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised (which will generally be the US dollar value of (a) the cash received and (b) the fair market value of the LPR Shares) on the exchange and distribution and the US Holder's adjusted tax basis in the Wembley Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Wembley Shares exceeds one year. For a non-corporate US Holder, the maximum long-term capital gains rate for taxable years that begin no later than 31 December 2008 is 15 per cent.

(ii) LPR Shares

Passive foreign investment company considerations

A foreign corporation will be a passive foreign investment company ("PFIC") in any taxable year in which either (i) at least 75 per cent. of its gross income is "passive income" or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income.

If, as is anticipated, the majority of LPR's assets will be cash (or cash equivalents), LPR will likely be a PFIC. If LPR is a PFIC and the US Holder has not made a qualified electing fund election (as described below), the US Holder will generally be subject to special rules (regardless of whether LPR continues to be a PFIC) with respect to (i) any "excess distribution" (generally, any distributions received by the US Holder on the LPR Shares in a taxable year that are greater than 125 per cent. of the average annual distributions received by the US Holder in the three preceding taxable years or, if shorter, the US Holder's holding period for the LPR Shares) and (ii) any gain realised on the sale or other disposition of LPR Shares (including a distribution in complete liquidation of LPR). Under these rules (a) the excess distribution or gain will be allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year will be taxed as ordinary income and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

A US Holder can avoid the interest charge and the other adverse PFIC consequences described above by making a "qualified electing fund" ("QEF") election, for the first year in which LPR would be a PFIC, electing to be taxed currently on its share of the LPR's undistributed income. A US Holder who makes this election must annually include in income (i) as ordinary income, its pro rata share of LPR's ordinary earnings for the taxable year and (ii) as long-term capital gain, its pro rata share of LPR's net capital gain for the taxable year. An electing US Holder will receive an annual statement from LPR that provides sufficient information to enable the US Holder to independently calculate the US Holder's pro rata share of LPR's ordinary income and net capital gain. LPR will allow electing US Holders to inspect its books and records as necessary for US tax audit purposes. Any amounts actually distributed by LPR with respect to its shares (other than a distribution in complete liquidation) will not be recognized in income by a US Holder to the extent that the distribution is paid out of LPR's earnings and profits that were already included in the US Holder's income under the QEF rules, discussed above.

If LPR is a PFIC, each US Holder will be required to make an annual return on IRS form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. US Holders should consult their tax advisers regarding the potential application of the PFIC and QEF regimes.

Sale or other disposition of LPR Shares

Upon a sale or other disposition of the LPR Shares (including a distribution in complete liquidation of LPR), a US Holder will generally recognise gain or loss for US federal income tax purposes, equal to the difference, if any, between the amount realized on the sale or other disposition and the US Holder's adjusted basis in the shares (as described below). If a US Holder has made the QEF election discussed above, any gain will be capital gain. Any loss recognized on the sale or disposition will be capital loss, irrespective of whether a US Holder has made this election. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the LPR Shares exceeds one year.

If, upon termination of the Lincoln Park Litigation, LPR has no residual cash and the LPR Shares are considered worthless for US federal income tax purposes, a US Holder will generally be entitled to a capital loss, equal to the US Holder's adjusted basis in the LPR Shares (as described below).

For these purposes, the US Holder's adjusted basis in the LPR Shares will generally include the fair market value of the LPR Shares recognised in income by the US Holder upon receipt of the LPR Shares. If the US Holder has made the QEF election discussed above, the US Holder's adjusted basis will be increased by any income or gain

recognized by the US Holder under the QEF rules with respect to the LPR Shares, and decreased by any amounts actually distributed with respect to the LPR Shares which is not includible in the US Holder's income because it has been previously subject to tax under the QEF rules.

(iii) Backup withholding and information reporting

Payments of dividends and other proceeds with respect to shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US Holders (including, among others, corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

17. Overseas Shareholders

The implications of the Scheme and the Acquisition for persons resident in, or citizens of, jurisdictions outside the United Kingdom ("Overseas Shareholders") may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law and the City Code and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

18. US securities laws

The LPR Shares to be distributed by Wembley pursuant to the Scheme will be distributed pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including the exemption provided by Section 3(a)(10) thereof, and have not been and will not be registered under the Securities Act or the securities laws of any state of the United States.

19. Action to be taken

Your attention is drawn to paragraph 10 of the letter from the Chairman of Wembley set out in Part I of this document, which explains the action you should take in relation to the Scheme.

20. Further information

The terms of the Scheme are set out in full in Part VIII of this document. Your attention is also drawn to the further information contained in this document and, in particular, to Part III (Conditions to the Scheme and the Acquisition), Part IV (Financial information on Wembley), Part V (Preliminary announcement of results of Wembley for the year ended 31 December 2003) and Part VII (Additional information) of this document, which form part of this explanatory statement.

Yours faithfully

for and on behalf of
Hawkpoint Partners Limited

Paul Baines
Managing Partner

for and on behalf of
Merrill Lynch International

Simon Mackenzie-Smith
Managing Director

PART III

CONDITIONS TO THE SCHEME AND THE ACQUISITION

The Acquisition is conditional upon the Scheme becoming unconditional and effective by no later than 27 September 2004 or such later date (if any) as Wembley and MGM MIRAGE may agree and the Court may allow.

1. Conditions of the Scheme

The Scheme is conditional upon:

(a) approval of the Scheme by a majority in number representing three-fourths in value of the holders of Wembley Shares present and voting, either in person or by proxy, at the Court Meeting(s);

(b) the special resolution to approve and implement the Scheme and related matters being duly passed by the requisite majority at the Extraordinary General Meeting (or at any adjournment of that meeting);

(c) the sanction (with or without modification) of the Scheme by the Court on terms satisfactory to both Wembley and MGM MIRAGE acting reasonably; and

(d) delivery of an office copy of the Court Order by Wembley for registration to the Registrar of Companies.

2. Other conditions of the Acquisition

Wembley and MGM MIRAGE have agreed that, subject as stated in paragraph 3 below, the Acquisition is also conditional upon the following conditions being satisfied or, where relevant, waived (as referred to below) prior to the Scheme being sanctioned by the Court:

(a) it being established, in terms satisfactory to MGM MIRAGE (acting reasonably), that the Acquisition, or any aspect thereof, will not be referred to the Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the "Merger Regulation") and is accepted by the European Commission, then this paragraph 2(a) shall be deemed to be satisfied if:

  (i) it is established, in terms satisfactory to MGM MIRAGE (acting reasonably), that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Merger Regulation; and

  (ii) to the extent that the competent authorities of the United Kingdom retain jurisdiction over any aspect of the proposed acquisition by MGM MIRAGE of Wembley, it is established, in terms satisfactory to MGM MIRAGE (acting reasonably), that the proposed acquisition by MGM MIRAGE of Wembley, or any matter arising from that acquisition, will not be referred to the Competition Commission;

(b) all necessary notifications and filings required by law or regulation having been made, all or any applicable waiting and other time periods (including any extensions thereof (including requests for additional information)) under any applicable legislation or regulation of any jurisdiction (including, without limitation, in the United States, Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made thereunder) having expired, lapsed or terminated and any approvals or clearances required by law or regulation having been obtained to the reasonable satisfaction of MGM MIRAGE as appropriate, in each case, in respect of the Acquisition, its implementation and the acquisition of any shares in, or control of, Wembley (or any member of the Wembley Group) by MGM MIRAGE or any member of the MGM MIRAGE Group and all necessary statutory and regulatory obligations in connection with the Acquisition in any jurisdiction having been complied with;

(c) in relation to the Lincoln Park Business:

  (i) the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and all other relevant state and federal regulators having confirmed, on terms reasonably satisfactory to MGM MIRAGE and Wembley, that, on the Scheme becoming effective, all material licences and other operating authorities (however denominated) necessary for the

operation of the Lincoln Park Business will have and will continue to have full force and effect on terms and conditions (including tax) which are no less favourable in any material respect than those currently enjoyed by Wembley; and

(ii) completion of the Lincoln Park Reorganisation subject only, if applicable, to the Scheme becoming effective;

(d) other than investigations and waiting periods listed in paragraph 2(b), no central bank, government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a "Relevant Authority") having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might:

(i) make the Acquisition, its implementation or the acquisition or the proposed acquisition of any Wembley Shares in, or control of, Wembley by any member of the MGM MIRAGE Group void, unenforceable or illegal or directly or indirectly prohibit or restrict, delay or interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Acquisition, its implementation or the acquisition of any shares in, or control of, Wembley by any member of the MGM MIRAGE Group;

(ii) result in a delay in the ability of MGM MIRAGE or any member of the MGM MIRAGE Group, or render MGM MIRAGE or any member of the MGM MIRAGE Group unable, to acquire all of the Wembley Shares or require a divestiture by MGM MIRAGE or any member of the MGM MIRAGE Group of any Wembley Shares;

(iii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the Wider MGM MIRAGE Group or any member of the Wembley Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties to an extent which is material in the context of the Wembley Group taken as a whole or the MGM MIRAGE Group taken as a whole (as the case may be);

(iv) impose any material limitation on, or result in any material delay in, the ability of any member of the MGM MIRAGE Group to acquire or hold Wembley Shares or other securities (or the equivalent) in any member of the Wembley Group or to exercise effectively, directly or indirectly, all or any rights of ownership of Wembley Shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wembley Group or on the ability of any member of the Wembley Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wembley Group;

(v) result in any member of the Wembley Group ceasing to be able to carry on business under any name which it presently does so to an extent which is material in the context of the MGM MIRAGE Group taken as a whole;

(vi) require any member of the MGM MIRAGE Group or of the Wembley Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wembley Group or any member of the Wider MGM MIRAGE Group owned by any third party (other than in the implementation of the Acquisition);

(vii) impose any material limitation on the ability of any member of the Wider MGM MIRAGE Group or the Wembley Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider MGM MIRAGE Group and/or the Wembley Group; or

(viii) otherwise adversely affect the business, assets, financial or trading position or profits of any member of the Wider MGM MIRAGE Group or of the Wembley Group in a manner which is adverse to and material in the context of the MGM MIRAGE Group taken as a whole or the Wembley Group taken as a whole (as the case may be),

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(e) all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("authorisations") necessary or appropriate in any jurisdiction for, in respect of, or resulting from, the Acquisition, its implementation or the proposed acquisition by MGM MIRAGE or any member of the MGM MIRAGE Group of any shares in Wembley or control of Wembley (or any member of the Wembley Group) being obtained in terms and in a form reasonably satisfactory to MGM MIRAGE from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider MGM MIRAGE Group or the Wembley Group has entered into contractual arrangements and such authorisations, together with all authorisations necessary or appropriate for any member of the Wembley Group to carry on its business, remaining in full force and effect (in each case where the consequence of a failure to obtain such authorisation would have a material adverse effect on the Wembley Group (taken as a whole)) and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made in each case where the consequences of such revocation, suspension, restriction or modification would have a material adverse effect on the Wembley Group (taken as a whole);

(f) save as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE, or as publicly announced to a Regulatory Information Service by or on behalf of Wembley, (in each such case) prior to 27 January 2004 (being the date the Acquisition was announced by the boards of Wembley and MGM MIRAGE), there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the Acquisition, its implementation or the acquisition or proposed acquisition by MGM MIRAGE of any shares in, or change in the control or management of, Wembley or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the Wembley Group taken as a whole:

   (i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member being or becoming repayable or being capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

   (ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security interest (whenever arising or having arisen) becoming enforceable;

   (iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

   (iv) the interest or business of any such member in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

   (v) any such member ceasing to be able to carry on business under any name under which it presently does so;

   (vi) the value of any such member or its financial or trading position or profits being prejudiced or adversely affected;

   (vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

   (viii) the creation of any liabilities (actual or contingent) by any such member,

   and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wembley Group is a party or by or to which any such member or any of its assets may be bound or be subject, could reasonably be expected to result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (f);

(g) since 31 December 2002 (except as disclosed in the interim results of Wembley for the six months ended 30 June 2003 or as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 27 January 2004 or as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE prior to 27 January 2004), no member of the Wembley Group having:

(i) save as between Wembley and its wholly-owned subsidiaries prior to 27 January 2004 or upon the exercise of rights to subscribe for Wembley Shares pursuant to options granted under the Wembley Share Option Schemes prior to such date, issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

(ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Wembley;

(iii) save for transactions between Wembley and its wholly-owned subsidiaries, implemented or authorised any merger or demerger or acquired or disposed of or, other than in the ordinary course of business, transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv) implemented or authorised any reconstruction, amalgamation or scheme of arrangement;

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi) (save as between Wembley and its wholly-owned subsidiaries) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment, agreement, proposal or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of trading or which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wembley Group (taken as a whole) or which is or is likely to be restrictive on the business of any member of the Wembley Group or the Wider MGM MIRAGE Group to an extent which is material in the context of the Wembley Group or the MGM MIRAGE Group (as appropriate) taken as a whole;

(viii) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(ix) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(x) waived, compromised or settled any claim otherwise than in the ordinary course of trading;

(xi) entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Wembley;

(xii) made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees; or

(xiii) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in sub-paragraphs (i) to (xiii) of this paragraph (g);

(h) since 31 December 2002 (except as disclosed in the interim results of Wembley for the six months ended 30 June 2003 or as publicly announced to a Regulatory Information Service by or on behalf of Wembley before 27 January 2004 or as fairly disclosed in writing by or on behalf of Wembley to MGM MIRAGE prior to 27 January 2004):

(i) no adverse change having occurred in the business, assets, financial or trading position or profits of any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group or to which any member of the Wembley Group is a party (whether as claimant or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wembley Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wembley Group which, in any such case, might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group (taken as a whole); and

(iii) no contingent or other liability having arisen which would or might be likely to adversely affect any member of the Wembley Group to an extent which is material to the Wembley Group taken as a whole;

(i) except as fairly disclosed to MGM MIRAGE in writing by or on behalf of Wembley prior to 27 January 2004, MGM MIRAGE not having discovered that:

(i) any financial, business or other information concerning the Wembley Group publicly disclosed at any time by or on behalf of any member of the Wembley Group which is material in the context of the Acquisition is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii) any member of the Wembley Group is subject to any liability, contingent or otherwise, which should have been but is not disclosed in the annual report and accounts of Wembley for the year ended 31 December 2002 or the interim results of Wembley for the six months ended 30 June 2003 and which is material in the context of the Wembley Group (taken as a whole);

(iii) in relation to any release, emission, discharge, disposal or other fact or circumstance which causes or might reasonably be expected to cause pollution of the environment or harm to human health, no past or present member of the Wembley Group having (i) committed any violation of any laws, statutes, ordinances or regulations of any Relevant Authority and/or (ii) incurred any liability (whether actual or contingent) with respect thereto; or

(iv) there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wembley Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case, to an extent which is material in the context of the Wembley Group (taken as a whole).

If MGM MIRAGE is required by the Panel to make an offer for Wembley Shares under the provisions of Rule 9 of the City Code, then MGM MIRAGE may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

Subject to the consent of the Panel, MGM MIRAGE reserves the right to make a takeover offer (as defined in section 428 of the Act) for Wembley Shares on the same terms and conditions as set out in this document but subject to such changes as MGM MIRAGE considers are appropriate including, without limitation, the incorporation of an acceptance condition.

MGM MIRAGE acknowledges and agrees that anything that arises in the Lincoln Park Litigation or any action effected to implement the Lincoln Park Reorganisation, which would otherwise give MGM MIRAGE the right to invoke a Condition set out in this paragraph 2, shall not give rise to any such right.

The Acquisition and the Scheme are governed by English law and are subject to the jurisdiction of the English courts and to the Conditions.

3. Waiver of the Conditions

MGM MIRAGE reserves the right at its absolute discretion to waive all or any of Conditions 2(a) to (i) above inclusive, in whole or in part, save that it may only waive Condition 2(c)(ii) with the prior written consent of Wembley. Conditions 1(a) to (d) (inclusive) cannot be waived. The Acquisition will lapse and the Scheme will not proceed unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by MGM MIRAGE to have been satisfied or to remain satisfied prior to the Scheme being sanctioned by the Court. MGM MIRAGE shall be under no obligation to waive or treat as fulfilled any of Conditions 2(a) to (i) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions of the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

4. Lapse of the Acquisition

Unless the Panel otherwise consents, the Acquisition will lapse and the Scheme will not proceed if, prior to the date of the Court Meeting(s), the Acquisition, or any aspect thereof, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of the Merger Regulation or, following a referral to a competent authority in the United Kingdom under Article 9(1) of the Merger Regulation, the Acquisition, or any aspect thereof, is then referred to the Competition Commission.

PART IV

FINANCIAL INFORMATION ON WEMBLEY

Nature of financial information

The financial information set out in this section does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information for each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000 has been extracted without material adjustment, but with some minor presentational differences, from the published audited consolidated accounts of Wembley.

The consolidated accounts of Wembley for each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000 have been audited by Ernst & Young LLP, 1 More London Place, London, SE1 2AF. The auditors' reports on the consolidated accounts for each of the years ended 31 December 2002, 31 December 2001 and 31 December 2000 were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

Extracts from the audited accounts for the three years ended 31 December 2002

A. Group profit and loss account

The audited consolidated profit and loss accounts for the Wembley Group for the three years ended 31 December 2002 are set out below.

	Note	2002	2001 (restated)	2000
		£'000	£'000	£'000
Turnover:				
Continuing operations		101,127	101,162	84,011
Discontinued operations		13,891	37,239	31,033
Turnover	2	115,018	138,401	115,044
Cost of sales		(58,874)	(85,496)	(71,613)
Gross profit		56,144	52,905	43,431
Administrative expenses		(20,283)	(20,083)	(15,652)
Operating profit:				
Continuing operations:				
Continuing operations before exceptional item		39,273	35,089	29,360
Exceptional item relating to continuing operations	3	(400)	–	–
Continuing operations		38,873	35,089	29,360
Discontinued operations:				
Discontinued operations before exceptional item		(1,422)	(2,267)	(1,581)
Exceptional item relating to discontinued operations	3	(1,590)	–	–
Discontinued operations		(3,012)	(2,267)	(1,581)
Operating profit	2	35,861	32,822	27,779
Non-operating exceptional items:				
Profit on sale of tangible fixed assets	3	–	–	1,643
Provision for loss on disposal of discontinued business	3	(1,678)	–	–
Sale or termination of discontinued businesses	3	(8,685)	–	2,058
Non-operating exceptional items		(10,363)	–	3,701
Share of operating loss in associate	4	–	–	(1,029)
Interest receivable and similar income		1,059	1,353	3,365
Interest payable and similar charges	5	(446)	(616)	(1,770)
Profit on ordinary activities before taxation		26,111	33,559	32,046
Tax on profit on ordinary activities	9	(10,781)	(12,070)	(5,328)
Profit for the financial year		15,330	21,489	26,718
Ordinary dividend		(6,211)	(5,546)	(4,369)
Retained profit for the year		9,119	15,943	22,349
Earnings per share	11	42.7p	55.8p	61.7p
Diluted earnings per share	11	42.2p	55.0p	61.1p
Adjusted earnings per share	11	64.0p	54.2p	40.2p
Dividend per share	10	18.0p	15.0p	11.0p

Legal fees incurred in 2002 in relation to the Federal Grand Jury investigation in Rhode Island have been disclosed as an exceptional item, having previously been included within the results of the US gaming division.

The accounts for the year ended 31 December 2001 have been restated for Financial Reporting Standard 19, "Deferred Tax", as detailed more fully in Note 1 to the Accounts below.

B. Statement of total recognised gains and losses

The audited statements of total recognised gains and losses for the three years ended 31 December 2002 are set out below.

	2002	2001 (restated)	2000
	£'000	£'000	£'000
Profit for the financial year	15,330	21,489	26,718
Exchange differences	(13,853)	3,179	8,456
Release of tax provision no longer required	5,127	–	–
Total recognised gains relating to the period	6,604	24,668	35,174
Prior year adjustment relating to deferred tax (note 17)	(5,400)	–	–
Total recognised gains since the last annual report	1,204	24,668	35,174

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

C. Balance sheet

The audited consolidated balance sheet of the Wembley Group as at 31 December 2002 is set out below.

	Note	£'000
Fixed assets		
Intangible assets	12	552
Tangible assets	13	171,275
		171,827
Current assets		
Debtors: recoverable within one year	14	22,295
Debtors: recoverable after more than one year	14	14,017
Cash at bank and in hand		5,915
		42,227
Creditors: amounts falling due within one year	15	(18,451)
Net current assets		23,776
Total assets less current liabilities		195,603
Provisions for liabilities and charges	18	(6,634)
Net assets		188,969
Capital and reserves		
Share capital	19	34,477
Share premium account	20	322
Revaluation reserve	20	66,192
Capital redemption reserve	20	1,651
Profit and loss account	20	86,327
Equity shareholders' funds		188,969

D. Group cash flow statement

The audited consolidated cash flow statement of the Wembley Group for the year ended 31 December 2002 is set out below.

	Note	£'000
Net cash inflow from operating activities	23	41,435
Returns on investments and servicing of finance	24	193
Taxation	24	(11,048)
Capital expenditure and financial investment	24	(7,170)
Acquisitions and disposals	24	14,411
Equity dividends paid		(5,788)
Net cash inflow before management of liquid resources and financing		32,033
Management of liquid resources	24	1,843
Financing	24	(20,685)
Increase in cash in the year		13,191

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

		£'000
Increase in cash in the year		13,191
Cash inflow in respect of short-term deposits		(1,843)
Movement in net funds resulting from cash flows		11,348
Foreign exchange translation difference		(564)
Movement in net funds in the year		10,784
Opening net debt at 1 January 2002		(6,895)
Closing net funds at 31 December 2002	25	3,889

E. Notes to the Accounts

1. Principal accounting policies

The Accounts are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below. These policies have all been applied consistently throughout the period with the exception of the policy for deferred tax. Financial Reporting Standard 19 ("FRS 19") has been adopted for the year ended 31 December 2002. Statement of Standard Accounting Practice 15 was applicable for the two years ended 31 December 2001, although the 2001 figures within these accounts have also been restated for FRS 19. The application of FRS 19 resulted in a £5.4m prior year adjustment for deferred tax (note 17) in the 2001 Accounts and an increase in the tax charge for the year ended 31 December 2002 of £0.5m (2001: decrease in tax charge of £0.3m).

Basis of preparation

The Accounts have been prepared under the historical cost convention modified to include the revaluation of certain properties and in accordance with applicable accounting standards. The consolidated Accounts comprise the Accounts of the Company and its subsidiary undertakings (the Group).

Tangible fixed assets

The transitional rules of Financial Reporting Standard 15, "Tangible Fixed Assets", have been adopted for the Group's operating properties permitting the retention of the carrying values at the previously revalued amounts. These properties will not be subject to further revaluations. The last revaluation took place at 31 December 1998.

All other fixed assets are stated at cost. Impairment tests are carried out as and when required by Financial Reporting Standard 11, "Impairment of Fixed Assets and Goodwill".

No depreciation is provided on freehold land. Buildings are depreciated to residual values over a period of 50 years or the estimated useful life of the building, whichever is less.

Other assets are depreciated using rates of 4% to 50% per annum, which are considered appropriate to write down the assets to their estimated residual value on a straight line basis over their estimated useful lives.

Investments

Investments in, and loans to, subsidiary undertakings included in the Company balance sheet are stated at cost less any diminution in value.

Leases

Rental payments in respect of operating leases are charged against operating profit as incurred.

Deferred taxation

Year ended 31 December 2000

Provision is made in respect of taxation deferred by capital allowances and other timing differences to the extent that those timing differences are expected to reverse and therefore to crystallise as taxation liabilities in the foreseeable future.

Year ended 31 December 2001 and 31 December 2002

Full provision is made for deferred tax on all material timing differences that have originated but not reversed at the balance sheet date and that result in an obligation to pay more, or a right to pay less, tax in the future with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets only to the extent that, at the balance sheet date, there is an agreement to dispose of the assets concerned;
- Deferred taxation assets are recognised to the extent that they are regarded as recoverable; and
- Provision is only made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries to the extent that dividends have been accrued as receivable.

Deferred tax is calculated on a non-discounted basis at tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Goodwill

Goodwill represents the excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities.

Goodwill is capitalised and amortised over its estimated useful economic life, on an acquisition-by-acquisition basis.

Positive goodwill is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 30 September 1998 remains eliminated against reserves.

Foreign currency

The exchange rates used to express the assets and liabilities of overseas companies in sterling are the rates ruling at the end of the financial year. Earnings are translated at average exchange rates during the year, except where a single transaction is of such significance that the rate on the date of the transaction is used. Other foreign currency assets and liabilities are expressed at year end rates.

Exchange differences arising on consolidation from the retranslation of the opening net investment in overseas companies are taken directly to reserves. Other exchange differences are dealt with in the profit and loss account.

Pension costs

In accordance with Statement of Standard Accounting Practice 24, "Accounting for Pension Costs", contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. Variations in pension cost, as identified by actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs.

In addition, the transitional disclosure requirements of Financial Reporting Standard 17, "Retirement Benefits", have been made for the year ended 31 December 2002.

2. Operating profit and segmental analysis

Operating profit

	2002			2001			2000		
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Turnover	101,127	13,891	115,018	101,162	37,239	138,401	84,011	31,033	115,044
Cost of sales	(50,943)	(7,931)	(58,874)	(59,899)	(25,597)	(85,496)	(50,496)	(21,117)	(71,613)
Gross profit	50,184	5,960	56,144	41,263	11,642	52,905	33,515	9,916	43,431
Administrative expenses	(11,311)	(8,972)	(20,283)	(6,174)	(13,909)	(20,083)	(4,155)	(11,497)	(15,652)
Operating profit/(loss)	38,873	(3,012)	35,861	35,089	(2,267)	32,822	29,360	(1,581)	27,779

Segmental analysis

	2002			2001			2000		
	Turnover	Profit	Net assets	Turnover	Profit	Net assets (restated)	Turnover	Profit	Net assets
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Class of business:									
Continuing operations:									
Gaming:									
US	76,650	37,916	118,252	77,563	33,295	131,716	63,161	27,876	129,560
UK	24,477	4,509	42,645	23,599	4,508	40,476	20,850	3,648	37,404
Exceptional item	–	(400)	–	–	–	–	–	–	–
Central management	–	(3,152)	23,068	–	(2,714)	(3,203)	–	(2,164)	(3,835)
Total — continuing operations	101,127	38,873	183,965	101,162	35,089	168,989	84,011	29,360	163,129
Discontinued operations:									
Gaming: 24dogs	146	(1,137)	–	1,615	(1,316)	1,721	43	(1,993)	119
Events Services:									
Keith Prowse	773	(182)	–	17,029	992	187	16,245	902	615
Wembley Complex	8,516	(140)	–	13,366	(1,252)	38,171	14,570	505	36,965
Event management services	4,456	37	1,115	5,229	(691)	4,007	175	(995)	4,143
Exceptional item	–	(1,590)	–	–	–	–	–	–	–
Turnover	115,018			138,401			115,044		
Operating profit		35,861			32,822			27,779	
Non-operating exceptional items		(10,363)			–			3,701	
Share of operating loss in associate		–			–			(1,029)	
Net interest		613			737			1,595	
Profit before tax		26,111			33,559			32,046	
Capital employed			185,080			213,075			204,971
Net cash/(debt)			3,889			(6,895)			12,198
Net assets			188,969			206,180			217,169
Geographical area:									
Continuing operations:									
United Kingdom	24,477	1,357	65,713	23,599	1,794	37,273	20,850	1,484	33,569
North America (USA)	76,650	37,516	118,252	77,563	33,295	131,716	63,161	27,876	129,560
	101,127	38,873	183,965	101,162	35,089	168,989	84,011	29,360	163,129
Discontinued operations:									
United Kingdom and Ireland	13,891	(3,012)	1,115	37,239	(2,267)	44,086	31,033	(1,581)	41,842
	115,018	35,861	185,080	138,401	32,822	213,075	115,044	27,779	204,971

Turnover represents sales (excluding VAT and other similar sales taxes) to external customers. Turnover between business segments is not material. The analysis of turnover by geographical area is based on the origin of the supply. The analysis by destination is not materially different and so is not shown.

The analyses of capital employed by activity and geographical area are calculated on net assets excluding inter-company balances and investments and all cash and borrowings. The Group's financing is centrally arranged and accordingly the cash and borrowings and net interest are not attributed to individual activities or geographical areas.

The results for the US gaming businesses include income from gaming, greyhound and horse-racing venues. The turnover and profit are principally derived from the operations of Lincoln Park.

3. Exceptional items

	2002	2001	2000
	£'000	£'000	£'000
Continuing operations — costs incurred in relation to the investigation in Rhode Island	(400)	–	–
Discontinued operations — impairment of goodwill	(1,590)	–	–
Provision for the loss on disposal of The Corporate Innovations Company Limited	(1,678)	–	–
Profit on sale of tangible fixed assets	–	–	1,643
Sale or termination of discontinued businesses:			
Sale of Wembley Sports Arena Limited	1,142	–	–
Sale of 50% shareholding in The Beatles Story Limited	340	–	–
Sale of Wembley International Limited and Wembley Ticketing business	(155)	–	–
Sale of Wembley (London) Limited	(8,220)	–	–
Credit arising on settlement of US litigation award	–	–	2,058
Termination of 24dogs	(1,792)	–	–
Sale or termination of discontinued businesses	(8,685)	–	2,058
	(12,353)	–	3,701

Costs incurred in relation to the investigation in Rhode Island

During 2002, legal fees of £0.4m were incurred in relation to the Federal Grand Jury investigation in Rhode Island.

The Corporate Innovations Company Limited

On 5 February 2003, the sale of The Corporate Innovations Company Limited was completed to a management buy-out team. Initial proceeds of £50,000 in cash and a £1.0m interest-bearing loan note were received. A provision of £1.7m was charged, in the 2002 Accounts, against the carrying value of the goodwill arising from Wembley's acquisition of this company in 2000. An impairment provision of £1.6m, shown as an exceptional item from a discontinued operation, was also charged against the carrying value of the goodwill in the 2002 Accounts.

Profit on sale of tangible fixed assets

During 2000, the Group realised a gain of £1,643,000 in relation to the sale of a plot of surplus land within the UK gaming division. The gain was sheltered from capital gains tax due to the availability of brought forward capital losses within the Group.

Credit arising upon settlement of US litigation award

In July 1997, in response to a contractual dispute, an award of US$22.75m was made against one of the Group's US subsidiaries by an arbitration panel in New York. The obligations of the subsidiary were guaranteed by Wembley plc and as such full provision for the award and related costs was made in the 1997 Accounts. Interest accrued on any unpaid element of the award.

Following further negotiations, a final settlement was reached in 2000 at US$19.75m, plus associated interest. The reduction of US$3.0m from the original award was credited to the profit and loss account. The total amount paid on 4 October 2000 in relation to the award and interest was US$23.8m.

The full amount of the award and interest was deductible for Federal tax purposes in the US resulting in a tax credit of £5.6m being recognised within the 2000 tax charge (note 9).

Termination of 24dogs

The £1.8m charge reflects redundancy costs, fixed asset disposals and exit costs from contractual commitments.

Analysis of disposals

	Wembley Sports Arena Limited	The Beatles Story Limited	Wembley International Limited	Wembley (London) Limited
	£'000	£'000	£'000	£'000
Proceeds:				
Cash	5,000	350	170	16,000
Deferred consideration (cash)	550	–	–	32,618
Total proceeds	5,550	350	170	48,618
Net assets sold:				
Fixed assets	372	–	13	51,854
Debtors	6,675	–	89	7,088
Cash	1,900	–	–	1,076
Creditors	(7,955)	–	(82)	(7,546)
Total net assets sold	992	–	20	52,472
Profit/(loss) on disposal:				
Proceeds less net assets sold	4,558	350	150	(3,854)
Goodwill recycled through profit and loss account	(3,081)	–	–	–
Discount of deferred proceeds to present value	–	–	–	(1,585)
Transaction costs	(225)	(10)	(295)	(1,584)
Contributions to Group defined benefit pension scheme	(110)	–	(10)	(1,197)
Profit/(loss) on disposal	1,142	340	(155)	(8,220)

Sale of Wembley Sports Arena Limited

In March 2002, Wembley Sports Arena, which traded as Keith Prowse Hospitality, was sold for £5.6m, of which £0.6m was deferred until March 2004. The company had net assets of £1.0m at the date of disposal. The need to recycle goodwill through the profit and loss account that had previously been written off against reserves of £3.1m and transaction costs of £0.3m resulted in a net profit on sale of £1.1m.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance related payments payable through 2003 and 2004. No account was taken of any potential payments in the 2002 Accounts. During 2003, amounts totalling £444,000 were received. In October 2002, Wembley International Limited, which developed and marketed ticketing systems, was sold to its management for a nominal sum.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Developments plc. Total proceeds were £48.6m. £16.0m was received on completion, with £18.6m and £14.0m receivable in December 2003 and December 2004 respectively.

Wembley will settle former inter-company balances of £3.6m and £0.2m in two instalments to coincide with the receipt of the deferred consideration. In addition, a balance of £0.5m due to Wembley is receivable in June 2004. All deferred amounts have been discounted back to their present value using a discount rate of 3%. This discount of £1.6m will be unwound during the period through to December 2004. £0.4m was released within interest receivable in 2002. In 2003 and 2004, the amounts will be £0.8m and £0.4m respectively.

4. Share of operating loss in associate

	2002 £'000	2001 £'000	2000 £'000
Share of operating loss of WembleyTV Limited	–	–	(1,029)

During 2000, the Group acquired a 35% interest in WembleyTV Limited at a total cost of £1.03m. The goodwill arising on this investment of £0.65m was written off and full provision was made against Wembley's share of the net assets of the business as at 31 December 2000.

5. Interest payable and similar charges

	2002 £'000	2001 £'000	2000 £'000
Bank loans and overdraft	446	616	1,770

6. Profit on ordinary activities before taxation

	2002 £'000	2001 £'000	2000 £'000
Profit before taxation is arrived at after charging:			
Depreciation	4,255	5,335	3,804
Amortisation of goodwill	1,830	241	–
Operating lease rentals in respect of plant and equipment	323	590	809
Auditors' remuneration	124	129	111
Fees for non-audit work to auditors and their associates	249	159	155

The fees for non-audit work to the auditors and their associates in 2002 and 2001 arise primarily in relation to increased internal audit services in the US (2002: £130,000; 2001: £95,000; 2000: £20,000). In addition, in 2002 accounting advice was received in relation to the disposal of subsidiary undertakings. In 2000, the principal element comprises taxation advice in respect of new businesses established in that year.

7. Directors

Details of the Directors interests and remuneration are set out in paragraphs 4 and 5 of Part VII of this document respectively.

8. Staff number and costs

The average monthly number of persons employed by the Group (including Executive Directors) during the year was as follows:

		2002 Number	2001 Number	2000 Number
Gaming:	Full time	734	694	787
	Part time	1,555	1,767	1,329
Events Services:	Full time	138	278	211
	Part time	41	70	104
Central management:	Full time	13	15	16
		2,481	2,824	2,447

The aggregate payroll costs of these persons were as follows:

	2002 £'000	2001 £'000	2000 £'000
Wages and salaries	26,363	30,864	26,036
Social security costs	1,943	3,491	2,805
Other pension costs	1,714	1,898	1,803
	30,020	36,253	30,644

9. Tax on profit on ordinary activities

Analysis of tax charge:

	2002	2001 (restated)	2000
	£'000	£'000	£'000
UK corporation tax at 30%	–	265	1,000
Overseas taxation	14,844	12,720	10,388
Adjustments in respect of prior years UK corporation tax	(3,747)	(607)	(501)
Adjustments in respect of prior years overseas tax	(779)	–	–
Overseas tax credit arising on settlement of US litigation award (note 3)	–	–	(5,559)
Current tax	10,318	12,378	5,328
Deferred tax	463	(308)	–
Total tax	10,781	12,070	5,328

2000:
Based on profit on ordinary activities of £32.0m, the Group's effective rate of tax is 16.6%. When the impact of the one-off gain on sale of tangible fixed assets and the adjustments in respect of the US litigation award are excluded, the effective rate is 38.4%.

2001:
Based on profit on ordinary activities of £33.6m, the Group's effective rate of tax is 36.0%. When the impact of the adjustment in respect of prior year corporation tax is made, the effective rate is 37.8%.

2002:
Based on profit on ordinary activities of £26.1m, the Group's effective rate of tax is 41.3%. When the impact of the adjustment in respect of prior year corporation tax and the impact of exceptional items (note 3) is made, the effective rate is 40.2%.

10. Ordinary dividend

	2002	2001	2000
	£'000	£'000	£'000
Interim dividend	2,155	1,890	1,565
Final dividend	4,137	3,714	2,938
Adjustment in respect of prior year final dividend	(81)	(58)	(134)
	6,211	5,546	4,369

An interim dividend of 6p per share in 2002, 5p per share in 2001 and 3.75p per share in 2000 was paid on 20 September 2002, 21 September 2001 and 5 October 2000 respectively.

A final dividend of 12p per share in 2002, 10p per share in 2001 and 7.25p per share in 2000 was paid on 2 May 2003, 1 May 2002 and 1 May 2001 respectively.

The adjustment in respect of prior year final dividend arises as a result of the purchase and cancellation of shares subsequent to the year end and prior to the date of payment of the dividend. This resulted in fewer shares being eligible for receipt of the final dividends declared in each of 2001, 2000 and 1999.

11. Earnings per share

The earnings per share figures have been calculated as follows:

	2002	2001	2000
Profit for the financial year (£'000)	15,330	21,489	26,718
Weighted average number of shares in issue ('000)	35,870	38,529	43,321
Earnings per share	42.7p	55.8p	61.7p

The diluted earnings per share figures of 42.2p, 55.0p and 61.1p in each of 2002, 2001 and 2000 are based on the profit for the financial year (2002: £15,330,000; 2001: £21,489,000; 2000: £26,718,000) and on the diluted share capital calculated as follows:

	2002	2001	2000
	No. 000	No. 000	No. 000
Basic weighted average number of shares	35,870	38,529	43,321
Dilutive potential ordinary shares:			
Executive share option schemes	389	398	258
Employee sharesave schemes	69	95	112
Warrants (note 19)	–	59	55
	36,328	39,081	43,746

The adjusted earnings per share figures have been calculated as follows:

	2002	2001 (restated)	2000
	pence per share	pence per share	pence per share
Basic earnings per share	42.7	55.8	61.7
Adjustment in respect of exceptional items (note 3)	33.9	–	(8.6)
Adjustment in respect of prior year taxation (note 9)	(12.6)	(1.6)	–
Overseas tax credit arising on settlement of US litigation award	–	–	(12.9)
Adjusted earnings per share	64.0	54.2	40.2

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

12. Fixed assets — intangible

	Goodwill
	£'000
Cost:	
At 1 January 2002	4,320
Exchange differences	(19)
At 31 December 2002	4,301
Aggregate amortisation:	
At 1 January 2002	241
Impairment provision	1,590
Provided during the year	240
Provision for loss on disposal of The Corporate Innovations Company Limited	1,678
At 31 December 2002	3,749
Net book value:	
At 31 December 2002	552
At 1 January 2002	4,079

Intangible fixed assets represent goodwill arising on the acquisition of The Corporate Innovations Company Limited in 2000 and the purchase of Rocky Mountain Greyhound Park, Colorado, USA, in 2001.

1 On 25 October 2000, the Group purchased the entire issued share capital of The Corporate Innovations Company Limited. On 5 February 2003, the Group sold this company to a management buy-out team (note 3).

In addition to amortisation of £221,000 charged during 2002, an impairment provision of £1,590,000 has also been included in the 2002 Accounts. The completion of the disposal has resulted in a provision for loss on disposal of £1,678,000, which has reduced the carrying value of the goodwill arising on the acquisition in line with the proceeds received.

At 31 December 2002, the net book value attributable to the goodwill purchased on The Corporate Innovations Company Limited was £231,000.

2 On 16 April 2001, the Group purchased the trade and assets of Rocky Mountain Greyhound Park in Colorado, USA. Goodwill of £399,000 arising on the acquisition was capitalised and is being amortised over its presumed economic life of 20 years from the date of purchase. At 31 December 2002, the net book value of this goodwill was £321,000.

13. Fixed assets — tangible

	Freehold land	Buildings & fixed plant	Plant & equipment	Total
	£'000	£'000	£'000	£'000
Cost:				
At 1 January 2002	185,767	49,272	33,436	268,475
Additions at cost	–	3,424	4,249	7,673
Disposals	–	–	(436)	(436)
Disposal of subsidiary undertakings (note 3)	(48,290)	(2,105)	(14,191)	(64,586)
Exchange differences	(10,959)	(2,480)	(1,006)	(14,445)
At 31 December 2002	126,518	48,111	22,052	196,681
Aggregate depreciation:				
At 1 January 2002	1,372	11,271	22,252	34,895
Provided during the year	–	1,509	2,746	4,255
Disposals	–	–	(333)	(333)
Disposal of subsidiary undertakings (note 3)	(1,372)	(712)	(10,264)	(12,348)
Exchange differences	–	(340)	(723)	(1,063)
At 31 December 2002	–	11,728	13,678	25,406
Net book value:				
At 31 December 2002	126,518	36,383	8,374	171,275
At 1 January 2002	184,395	38,001	11,184	233,580

Up to 31 December 1999, freehold land, buildings and fixed plant (operating properties) were revalued by professionally qualified external valuers on an open market value for existing use basis. The last revaluation took place on 31 December 1998. With effect from 1 January 2000, the Group has retained these carrying values and treated them as the effective "historical cost" as permitted by the transitional rules of Financial Reporting Standard 15, "Tangible Fixed Assets".

14. Debtors

	2002
	£'000
Recoverable within one year:	
Trade debtors	4,899
Other debtors	15,068
Prepayments and accrued income	2,328
	22,295
Recoverable after more than one year:	
Other debtors	14,017

Other debtors recoverable within one year include a net £14.6m of deferred amounts receivable in December 2003 as a result of the sale of Wembley (London) Limited (note 3). This includes the deferred proceeds of £18.6m net of the associated fair value discount (£0.5m) and former inter-company balances repayable by Wembley plc of £3.6m net of the associated fair value discount (£0.1m).

Other debtors recoverable after more than one year represent both the final amounts receivable on the sales of Wembley (London) Limited (£13.5m net) and Wembley Sports Arena Limited (£0.6m). The Wembley (London)

Limited deferred proceeds net of £14.0m receivable in December 2004 are included net of associated discount to present value of £0.8m and net of former inter-company balances receivable by Wembley plc of £0.3m.

15. Creditors

	2002
	£'000
Bank overdraft	2,026
Trade creditors	3,408
Other creditors including taxation and social security	2,897
Proposed dividend	4,137
Accruals and deferred income	5,983
	18,451
Other creditors including taxation and social security comprise:	
Corporation tax	153
Social security and other taxes	667
Other creditors	2,077
	2,897

16. Borrowings and banking facilities

	2002
	£'000
Overdraft	(2,026)
Cash and short-term deposits	5,915
Net cash	3,889

The overdraft is repayable within one year as part of the Group's UK sterling denominated overdraft facility of £5m provided by Barclays Bank plc, the Group's clearing bank. This is renewed annually. Interest is payable at variable interest rates based on the Bank of England base rate.

On 17 January 2002, a new five-year unsecured revolving credit facility of £40m was agreed with Barclays Bank plc, with a margin of LIBOR plus 0.6%. This replaced the £30m syndicated revolving credit facility that expired on 20 December 2001. Barclays Bank plc provided a bridging facility by way of increasing the Group overdraft facility from £5m to £16.5m for the intervening period to cover the outstanding borrowing at 31 December 2001.

17. Deferred taxation

	£'000
At 31 December 2001 (as previously reported)	–
Prior year adjustment relating to deferred tax	5,400
Deferred tax provision at 31 December 2001 (restated)	5,400
Provided in the year	463
Exchange rate movements	(144)
Deferred tax provision at 31 December 2002	5,719

The prior year adjustment arises on adoption of Financial Reporting Standard 19, "Deferred Tax".

Following the resolution of a number of tax issues, no potential deferred tax liability in respect of capital gains is expected to arise on disposals due to the availability of capital losses.

	£'000
Analysis of deferred tax by type of difference	
Capital allowances in advance of depreciation	5,980
Other timing differences	(261)
Deferred tax provision at 31 December 2002	5,719

No provision has been made for the potential liability to taxation, estimated at £33.0m in respect of chargeable gains which would arise on the disposal of the intangible assets and operating assets of the Group at the net book value shown in these Accounts.

18. Provision for liabilities and charges

	2002
	£'000
Deferred taxation (note 17)	5,719
Provision for onerous contracts (see below)	915
	6,634

Provisions for onerous contracts

	£'000
At 1 January 2002	1,049
Released during the year	(134)
At 31 December 2002	915

Provisions for onerous contracts relate to guarantees given in respect of properties of former subsidiaries. The amount released during the year relates to a reduction in the assessment of future obligations.

19. Share capital

Ordinary shares of £1 each	Authorised		Allotted, called up & fully paid	
	No. ('000)	£'000	No. ('000)	£'000
At 1 January 2002	73,812	73,812	37,143	37,143
Purchase and cancellation of shares (note 20)	–	–	(2,966)	(2,966)
Issue of shares on exercise of options	–	–	300	300
At 31 December 2002	73,812	73,812	34,477	34,477

The following executive share options held by current and ex-employees were outstanding at 31 December 2002. These options are normally exercisable between 3 and 10 years following the date of grant as shown below:

No. of options	Exercise date	Exercise price (£)
76,388	26 Sep 1998	2.880
77,932	15 Mar 1999	3.650
117,655	27 Feb 2000	4.050
100,000	2 Sep 2001	3.250
148,452	14 Apr 2002	3.405
207,296	17 Mar 2003	5.500
261,022	2 Mar 2004	6.150
13,440	16 Aug 2004	6.975
263,988	5 Mar 2005	6.560
66,567	19 Aug 2005	6.685

Under the Sharesave Scheme, options over a total of 187,255 ordinary shares remain as at 31 December 2002. These are normally exercisable within a six-month period either three or five years after the date of grant (except where this date has been extended as a result of a contribution holiday) as shown below:

5 year schemes

No. of options	Exercise date	Exercise price (£)
425	1 Jun 2002	3.240
21,527	1 Jun 2003	2.810
9,679	1 Nov 2003	2.600
18,122	1 Jul 2004	2.885
19,786	1 Jun 2005	4.280
65,231	1 Jun 2006	4.960
33,466	1 Jun 2007	6.100

3 year schemes

No. of options	Exercise date	Exercise price (£)
3,537	1 Jun 2003	4.815
9,818	1 Jun 2004	5.580
5,664	1 Jun 2005	6.865

In 1997, loan notes issued by Wembley, Inc. and guaranteed by Wembley plc were repaid in full. These had warrants attached which survived the repayment and entitled the holders to subscribe for 413,000 ordinary shares at a subscription price of £3.12 per share. During 2002, the final 110,111 ordinary shares were issued. At 31 December 2002, all warrants had been extinguished.

20. Reserves

	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve
	£'000	£'000	£'000	£'000
At 1 January 2002	51,200	71,290	19,355	32,592
Prior year adjustment	–	–	–	(5,400)
At 1 January 2002 (restated)	51,200	71,290	19,355	27,192
Retained profit for the year	–	–	–	9,119
Capital reconstruction	(51,617)	–	(20,670)	72,287
Recycled goodwill	–	–	–	3,081
Tax provision release	–	–	–	5,127
Purchase and cancellation of shares	–	–	2,966	(21,724)
Issue of shares	739	–	–	–
Exchange differences	–	(5,098)	–	(8,755)
At 31 December 2002	322	66,192	1,651	86,327

1 As part of the programme of returning surplus cash to shareholders, the Company has, in accordance with the authority granted at successive Annual General Meetings, purchased and cancelled approximately 3.0m shares in 2002. Accordingly, the capital redemption reserve was credited with this amount, representing the nominal value of the shares purchased. The total costs of purchase of £21.7m were charged to the profit and loss reserve.

2 During 2002, goodwill of £3.1m that had previously been written off through reserves was charged through the profit and loss account on disposal of Wembley Sports Arena Limited. At 31 December 2002, no further goodwill has been written off through reserves that will be required to be charged through the profit and loss account. Negative goodwill of £11.0m would be credited to the profit and loss account on disposal of the relevant subsidiary undertaking.

3 On 23 May 2002, the High Court issued an order to cancel the share premium account and capital redemption reserve of the Company as at that date, together totalling £72.3m. Accordingly, this amount has been credited to the profit and loss reserve in the period and now forms part of the Company's distributable reserves.

4 During 2002, the tax computation relating to the sale of Wembley Stadium in 1999 was finalised and agreed. In 1998, a tax provision of £7.0m had been charged to reserves to cover the anticipated tax charge arising on the revaluation reserve surplus realised on the sale of the Stadium. Of this amount, £1.9m was paid in 1999 and 2000. No further tax is payable and so the balance of the provision of £5.1m has been credited to reserves.

21. Reconciliation of shareholders' funds and movement on reserves

	Share capital	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve	Equity shareholders' funds
	£'000	£'000	£'000	£'000	£'000	£'000
At 1 January 2002 (restated)	37,143	51,200	71,290	19,355	27,192	206,180
Purchase and cancellation of shares	(2,966)	–	–	2,966	(21,724)	(21,724)
Issue of shares on exercise of options	300	739	–	–	–	1,039
Retained profit for the year	–	–	–	–	9,119	9,119
Capital reconstruction	–	(51,617)	–	(20,670)	72,287	–
Recycled goodwill	–	–	–	–	3,081	3,081
Tax provision release	–	–	–	–	5,127	5,127
Exchange differences	–	–	(5,098)	–	(8,755)	(13,853)
At 31 December 2002	34,477	322	66,192	1,651	86,327	188,969

22. Contingent liabilities

Guarantees of £0.3m relating to the leases of former Group companies have been given.

Details of the Hong Kong litigation are set out in paragraph 7 of Part VII of this document.

Details of the Lincoln Park Litigation are set out in paragraph 3 of Part II of this document and in Note 11 of the Preliminary announcement of results of Wembley for the year ended 31 December 2003 set out in Part V of this document.

23. Reconciliation of operating profit to net cash inflow from operating activities

	2002
	£'000
Operating profit from continuing operations	39,273
Exceptional items relating to continuing operations	(400)
Operating loss from discontinued operations	(1,422)
Exceptional items relating to discontinued operations	(1,590)
Depreciation	4,255
Amortisation of goodwill	1,830
Profit on sale of tangible fixed assets	(58)
Decrease in debtors	327
Decrease in creditors	(780)
Net cash inflow from operating activities	41,435

Operating cash flows in respect of discontinued operations are not material.

24. Analysis of cash flows for headings netted in the cash flow statement

	2002 £'000
Returns on investments and servicing of finance:	
Interest paid	(470)
Interest received	663
Net cash inflow from returns of investment and servicing of finance	193
Taxation:	
Corporation tax received	3,303
Overseas tax paid	(14,351)
Net cash outflow from tax paid	(11,048)
Capital expenditure and financial investment:	
Proceeds from disposal of tangible fixed assets	161
Purchase of tangible fixed assets	(7,331)
Net cash outflow from capital expenditure and financial investment	(7,170)
Acquisitions and disposals:	
Net proceeds from sale or termination of businesses	17,387
Net cash sold with subsidiary undertakings	(2,976)
Net cash inflow from acquisitions and disposals	14,411
Management of liquid resources:	
Cash drawn from short-term bank deposits	1,843
Financing:	
Shares issued under share option schemes	1,039
Expenditure in relation to the purchase and cancellation of shares	(21,724)
Net cash outflow from financing	(20,685)

25. Analysis of movements in net funds

	At 1 January 2002 £'000	Cash flow £'000	Exchange movements £'000	At 31 December 2002 £'000
Cash	2,730	2,494	(467)	4,757
Overdraft	(12,723)	10,697	–	(2,026)
Increase in cash in the period		13,191		
Short-term bank deposits	3,098	(1,843)	(97)	1,158
	(6,895)	11,348	(564)	3,889

Short-term bank deposits are aggregated with the Cash amount and are included in the balance sheet within "Cash at bank and in hand".

26. Pensions

The Group operates a pension scheme for its UK employees called The Wembley 1989 Pension Scheme. The scheme was established on 1 June 1989 and is a defined benefit pension scheme based on final pensionable pay. Its assets are held separately from those of the Group, being invested with insurance companies. The scheme was closed to new entrants with effect from 31 December 2000, at which time a Group Personal Pension Plan was introduced.

Contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Group. Contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method.

The contribution rate for the year ended 31 December 2002 was 23.9%, as recommended in the 6 April 1999 valuation. This was designed to reduce the deficiency at that point over the expected remaining working lives of

the members. The assumptions which had the most significance on the valuation were the yield earned on the fund before retirement, which was assumed would exceed the rate of increase in general earnings by 1.5% per annum, and the rate of interest available at retirement, which was assumed would be 7.5% per annum. The valuation showed that the value of the scheme's assets at that date was £16,262,000 and that the actuarial value of those assets represented 93% of the benefits that had accrued to members. The UK pension charge for the year, which arises both in relation to this defined benefit scheme and all other UK schemes was £798,000. Pension costs relating to foreign defined contribution schemes have been determined in accordance with local best practice and amounted to £742,000.

A new valuation has been performed as at 6 April 2002. Following the subsequent disposal of a number of subsidiaries, in particular Wembley (London) Limited in August 2002, a revised version has recently been prepared by the scheme actuary. At 28 February 2003, this had yet to be approved by the pension scheme Trustees. The assumptions which have had the most significance on the valuations within it were: the rate of inflation (3%), increase in members earnings (4.5%), the overall yield earned on the fund before retirement (6.5%), and the rate of interest available at retirement (5.0%). The valuation shows that the value of the scheme's assets was £21,414,000 and that the actuarial value of those assets represented 74% of the benefits that had accrued to members. The revised funding rate recommended by the actuary is 50%, which will be applied from 1 January 2003.

FRS 17 disclosures for the year ended 31 December 2002

In accordance with the transitional arrangements of FRS 17, "Retirement Benefits", the following disclosures are required:

The Group operates a defined benefit scheme in the UK. An actuarial valuation was carried out at 31 December 2002 by a qualified independent actuary using the projected unit method. The major assumptions used by the actuary were:

Rate of increase in salaries	4.0%
Discount rate	5.4%
Rate of increase in pensions in payment	2.4%
Inflation assumption	2.4%

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 December 2002	Value at 31 December 2002
	%	£'000
Equities	8.0	7,528
Bonds	5.0	2,098
Secured pensions	5.4	9,284
Cash	4.0	1,949
		20,859

The following amounts at 31 December 2002 were measured in accordance with the requirements of FRS 17.

	2002
	£'000
Total market value of assets	20,859
Present value of scheme liabilities	(29,837)
Deficit in the scheme	(8,978)
Related deferred tax liability	2,693
Net FRS 17 pension deficit	(6,285)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2002 would have been as follows:

	2002
	£'000
Net assets excluding FRS 17 pension deficit	188,969
FRS 17 pension deficit	(6,285)
Net assets including FRS 17 pension deficit	182,684
Profit and loss reserve excluding FRS 17 pension deficit	86,327
FRS 17 pension deficit	(6,285)
Profit and loss reserve including FRS 17 pension deficit	80,042

An analysis of the defined benefit cost for the year ended 31 December 2002 is as follows:

Analysis of movements in deficit in the year:

	£'000
At 1 January 2002	(6,623)
Total operating charge	(623)
Total other finance charge	(188)
Actuarial loss	(4,358)
Gain on settlements/curtailments	233
Employer contributions (net of charges)	2,581
At 31 December 2002	(8,978)

	2002
	£'000
Total operating charge — current service cost	623

	2002
	£'000
Expected return on pension scheme assets	1,355
Interest on pension scheme liabilities	(1,543)
Total finance charge	(188)

	2002
	£'000
Actual return less expected return on pension scheme assets	(2,217)
Experience gains arising on scheme liabilities	363
Loss arising from changes in actuarial assumptions	(2,504)
Actuarial loss recognised in the Statement of total recognised gains and losses	(4,358)

History of experience gains and losses:

	2002 £'000	% of scheme assets/liabilities
Difference between expected return and actual return on pension scheme assets	(2,217)	–10.6%
Experience gains arising on scheme liabilities	363	+1.2%
Total actuarial loss recognised in the Statement of total recognised gains and losses	(4,358)	–14.6%

PART V

PRELIMINARY ANNOUNCEMENT OF RESULTS OF WEMBLEY FOR THE YEAR ENDED 31 DECEMBER 2003

Set out below is the text of the preliminary announcement of results of Wembley for the year ended 31 December 2003, released on 24 February 2004.

"Wembley plc, the track based gaming company operating in the UK and USA, today announces its results for 2003. This follows the recent announcement of a recommended cash acquisition of Wembley plc by MGM MIRAGE at 750 pence per share.

Financial and commercial highlights

	31 December 2003	31 December 2002
• Average weekly VLT revenue (Lincoln Park)	$5.1m	$4.5m
• Operating profit (from continuing operations before exceptional items)	£35.3m	£39.3m
• Profit before tax	£26.1m	£26.1m
• Earnings per share (adjusted)	64.0p	64.0p

Operating profit (from continuing operations before exceptional items) at £35.3m was £4.0m lower than in 2002. This was caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50), which had an adverse impact of around £3.2m.

At Lincoln Park, Rhode Island, a total of 572 new video lottery terminals ("VLTs") were introduced in the first half of the year, bringing the total number of VLTs operational at Lincoln Park to 2,272. This followed the receipt of permission in January 2003 to install a further 1,300 VLTs. The new VLTs helped increase the average weekly VLT revenue, which is the key performance indicator of this business, by around 13% to $5.1m (2002: $4.5m). The benefit of this additional revenue was offset by legislative changes that reduced Lincoln Park's share of this VLT revenue to an average for 2003 of 28.75% (2002: 30.75%).

Overall, profit before tax at £26.1m (2002: £26.1m) and adjusted earnings per share at 64.0p (2002: 64.0p) were in line with that achieved last year.

On 9 September 2003, an indictment was issued against Lincoln Park and two Wembley executives following a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The Board remains of the view that the allegations are without foundation and they will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the potential separation of the indicted Lincoln Park corporate entity from the Wembley Group and capped its maximum liability at trial at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced.

On 5 November 2003, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday.

Proposed acquisition by MGM MIRAGE

On 27 January 2004, it was announced that agreement had been reached with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share) that would be available to meet any fine that may be imposed upon that company, together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders.

The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received

approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%.

As a result of this recommended cash acquisition by MGM MIRAGE, Wembley has decided not to declare a final dividend for 2003.

A document setting out the proposal will be posted to shareholders on 27 February 2004.

Claes Hultman, Chairman and Chief Executive of Wembley, commented:

"The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its VLT operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The Board believes that the acquisition of Wembley plc by MGM MIRAGE at 750 pence per share is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price."

Chairman's statement

Since my appointment as Chairman of Wembley in 1995, following the refinancing of the company, the Board has pursued a clear 3-point strategy to release the inherent value from within Wembley:

1. Maximise operating income;

2. Release cash from under-performing assets; and

3. Determine a way forward for the core businesses to secure future growth.

The sale of under-performing assets was completed by the beginning of 2003 following the disposals of Wembley Stadium in 1999 for £106m and the remaining land at Wembley in 2002 for £48.6m. The cash released from these disposals allowed Wembley to return £118m to shareholders through a programme of share buybacks that resulted in the purchase and cancellation of around 40% of its issued share capital.

Wembley has emerged as a focused gaming group, operating in the UK and in Rhode Island and Colorado in the US. Operating profit (excluding exceptional items) has improved during this period from £19.7m in 1995 to £35.3m in 2003 and Wembley's principal asset, Lincoln Park in Rhode Island, is now recognised as arguably the best performing venue of its type in the US. Since 1995, shareholders have received dividends totalling 69 pence per share and have benefited from substantial share price growth.

With in excess of 90% of profits now being generated by Lincoln Park, the Board, in determining the way forward for Wembley, faced the issue of a heavy concentration of the earnings stream being generated in one location. As this business is also highly dependent upon political and regulatory influences, the risk profile is high. This concentration of risk has led, inter alia, to a low rating of Wembley's shares on the London Stock Market compared to its more diversified UK and US peer group. In order to solve this rating deficiency, the Board had the choice between two competing strategies:

1. Expand the business beyond Lincoln Park by acquiring additional gaming operations; or

2. Sell the existing businesses at a premium.

The first option would have required us to buy gaming operations in direct competition with the larger US operators. The Board believed that the second option would result in shareholder value being maximised. As a result, in 2003 we began exploratory discussions regarding a possible sale of all or part of the Wembley Group. This process was temporarily hindered by the announcement in September 2003 that, following an investigation by a Federal Grand Jury in Rhode Island, an indictment had been issued against Lincoln Park Inc. and two Wembley executives.

The discussions subsequently resumed, culminating in the announcement on 27 January 2004 that the Board had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m, following agreement to this effect with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders. On announcement, shareholders representing 52.0% of Wembley's issued share capital had indicated to MGM MIRAGE that they intended to vote in favour of the proposal. The price of 750 pence per share represents both a premium of 42.2% over the closing mid-market price of 527.5 pence per share on 19 November 2003, the day prior to Wembley's announcement that it had received approaches to acquire some or all of its assets, and share price growth of 275% since May 1995, compared to a rise in the FTSE Leisure Index over the same period of 46%. The Board believes that this is a good exit price for Wembley's shareholders. It is an acquisition that the Board believes provides the best opportunity for shareholders to realise their investments in cash and at a significant premium to the previously prevailing share price. An analysis of the events in 2003 will help to illustrate some of the reasons behind the Board's thinking in recommending the MGM MIRAGE acquisition.

The Group experienced a difficult 12 months, particularly as a result of the indictment in Rhode Island. In addition, legislative changes considerably reduced Lincoln Park's share of revenue from its video lottery terminal ("VLT") operation and a proposal to introduce VLTs into Wembley's Colorado racetracks was rejected by voters. These setbacks were only partially offset by Lincoln Park being granted permission, in January 2003, to install a further 1,300 VLTs. These new VLTs have the capability to yield significant long-term value, subject to the ability to construct a new building in which to house them.

The indictment issued against Lincoln Park and two Wembley executives follows a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The implications of a criminal conviction for the Lincoln Park business, in the absence of a reorganisation along the lines of that envisaged in the proposed sale to MGM MIRAGE, are potentially serious. However, the Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The indicted executives, who have both stood down from their executive duties, have the full support of Wembley and the allegations will be vigorously defended at trial. In January 2004, agreement was reached with the US Attorney that both allowed the ring-fencing of the Lincoln Park indictment and capped the maximum liability at $8m. This amount has been transferred into an escrow account. A date for the trial has yet to be announced. The costs incurred in 2003 in relation to the indictment were £1.4m and have been expensed as an exceptional item.

Authorisation for a further 1,300 VLTs at Lincoln Park was received from the Rhode Island Lottery Commission in January 2003, bringing the total number permitted to 3,000. Of the new VLTs, 572 were installed during the first half of the year, augmenting the existing 1,700. The implementation of the balance, and in particular, the location of all 3,000 VLTs in an optimal ground-floor location, is dependent on the construction of a new building at the Lincoln Park site. Construction is in turn dependent upon Lincoln Park securing a long-term revenue sharing agreement with the State. This agreement is essential given that unexpected legislative changes reduced Lincoln Park's share of VLT revenue from 30.5% to 27% with effect from 1 July 2003, following a reduction from 31% in July 2002. In order to commit the required investment and thereby maximise revenue, it is imperative that assurance over future levels of revenue share is received.

In a November 2003 referendum, Colorado voters rejected a proposal to introduce VLTs into Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that the proposal had a reasonable chance of success and, if passed, would have been of great benefit to Wembley, as it owns four out of the five racetracks in the State.

Operating profit (from continuing operations before exceptional charges) of £35.3m was £4.0m lower than in 2002 (£39.3m) caused, in particular, by the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50). This adversely affected profit in the period by around £3.2m. Sterling has continued to strengthen against the US dollar to a current level of around £1: $1.87.

Revenues generated within the US gaming division remained strong, due primarily to the VLT operation at Lincoln Park. The average weekly VLT revenue, which is the key performance indicator of this business, increased by around 13% to $5.1m (2002: $4.5m). The additional 572 VLTs introduced during the first half of 2003 were largely responsible for this growth. However, the benefit of this increase in revenue was offset by the reduction in Lincoln Park's share of it.

The UK gaming division had a difficult year, particularly at its two London tracks. At Wimbledon, operational changes made mid-way through the year improved its performance in the second half. Following a review, the Board decided to dispose of the loss-making Catford track and operations there were ended in November 2003. Discussions with a potential acquirer of the site are progressing.

Following the announcement of the recommended cash acquisition of Wembley plc by MGM MIRAGE, no final dividend will be paid.

Business in 2004 has started well. The average weekly VLT revenue at Lincoln Park for the first seven weeks has increased by around 11% to $5.1m (2003: $4.6m). A new record of $6.2m was established in the week of the New Year's Day public holiday. With the introduction of a further 220 VLTs into the existing building during the first quarter of 2004, further revenue growth should be deliverable over the coming months.

I would like to take this opportunity, on behalf of the Board, to thank the employees of Wembley for their continued efforts during what has been a very challenging year for the Group. Assuming that shareholders vote in favour of the acquisition by MGM MIRAGE and the necessary regulatory approvals are received, I am confident that Wembley's three businesses and their employees will be in good hands as part of the MGM MIRAGE group.

Claes Hultman
Chairman and Chief Executive

Review of operations

US gaming

The US gaming division comprises operations in Rhode Island and Colorado. Lincoln Park in Rhode Island is the major business through its operation of video lottery terminals ("VLTs"). In January 2003, approval was received for Lincoln Park to increase the number of VLTs that it operates from 1,700 to 3,000. Throughout most of 2003, Lincoln Park operated 2,272 VLTs. Lincoln Park also stages live greyhound racing at its track and provides wagering opportunities on televised greyhound and horse racing. The Colorado business owns and operates three greyhound-racing tracks and one horse-racing track, together with an off-track betting operation.

Operating profit from the US gaming division in 2003 was marginally down at $56.3m (2002: $56.9m). However, as a result of an adverse impact of approximately £3.2m arising from the strengthening of sterling against the US dollar to an average rate of £1: $1.64 (2002: £1: $1.50), sterling denominated profits were 9.2% lower at £34.4m (2002: £37.9m).

Rhode Island:

The VLT operation at Lincoln Park in Rhode Island is the principal contributor of profits to the US gaming division. In 2003, dollar denominated profits were slightly below those in 2002, despite the generation of record VLT revenues. This was principally due to legislative changes that reduced Lincoln Park's share of VLT revenue to 30.5% in the first half (2002: 31.0%) and 27.0% in the second half (2002: 30.5%) for an average share of 28.75% (average for 2002: 30.75%). Assuming no further legislative changes, the average for 2004 will be 27.0%.

In January 2003, the Rhode Island Lottery Commission granted Lincoln Park permission to install an additional 1,300 VLTs, bringing the total number permitted at Lincoln Park to 3,000. Given the space limitations in the existing building, 460 of the additional VLTs were installed on the second floor in March 2003, with a further 112 incorporated onto the ground floor during May 2003 in space created by the relocation of some pari-mutuel activities.

Historically, VLTs on upper floors have performed significantly less well than those located on the ground floor. As a result, management has sought to increase footfall to the second floor gaming areas by locating the more popular games there, through the construction of an adjacent bar and dining area and by hosting live comedy shows, karaoke and televised live boxing events. This strategy has proved successful, as the revenue generated by the second floor VLTs has exceeded expectations. The VLTs on the second floor generated net terminal income ("NTI") of around $200 per day, compared to previously experienced levels of around $100 per day. The NTI of VLTs on the ground floor was in the region of $350. There has been some movement of revenue from the ground floor VLTs to those on the second floor, as the NTI of the ground floor VLTs immediately before the introduction of the new VLTs was around $380. Therefore, not all of the NTI for the second floor machines is incremental revenue. Overall, the net effect of the new machines has been to add revenue at a level of around 30% of that generated by the original 1,700 VLTs on the ground floor.

The movement of some revenue from the ground floor creates an opportunity to continue to grow revenue in this optimal area.

Graph 1 - Average daily net terminal income (and average number of VLTs)



400
350
300
$ 250
200
150
100
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The impact of the additional VLTs on overall NTI was to reduce it in 2003 to an average of $337 per day (based on a weighted average number of VLTs of 2,160), compared to $377 per day in 2002 (based on a weighted average of 1,700 VLTs) (Graph 1). As mentioned, immediately before the introduction of the new machines, NTI on the 1,700 machines had risen to around $380 per day. This demonstrates the potential for further revenue growth, although, to a large extent, this is dependent upon the construction of a new building in order to bring the VLTs down from the upper floor to a preferred ground floor location.

Graph 2 - Average weekly VLT revenue (and average number of VLTs)


$'m
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
(1,200)
(1,276)
(1,604)
(1,700)
(1,700)
(2,160)
1998
1999
2000
2001
2002
2003

The growth in the average weekly VLT revenue in 2003 continues the pattern of revenue growth achieved over recent years. The average weekly VLT revenue in 2003 was $5.1m, compared to $4.5m in 2002, representing growth of around 13% (Graph 2). Whilst the increased supply of VLTs during the year is a key factor behind this growth, the marketing programme at Lincoln Park has also contributed significantly. The less busy midweek days present a major opportunity for growth as the business usually operates at close to full capacity during the weekend. Two initiatives, scan card promotions, through the Diamond Club, and bus tours, also enabled double-digit increases to be achieved in average daily VLT revenue on these midweek days. The Diamond Club is Lincoln Park's customer loyalty programme and operates through the mail out of scan cards that can be redeemed for free cash on predetermined days at Lincoln Park. Bus tours, where management arranges transportation for groups to visit Lincoln Park, were also used extensively to boost midweek business, with 159 tours in 2003 compared to 80 in 2002. As well as being successful in increasing VLT revenues, the bus tours have also contributed to an increase in revenues from onsite catering.

Graph 3 - Average weekly VLT revenue by quarter (and number of machines)


$'m
5.5
5.0
4.5
4.0
3.5
3.0
2.5
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1*
2000
2001
2002
2003
2004
Number of VLTs at end of quarter:
1,489 1,700
2,159 2,272

* First 7 weeks of Q1 2004

The average weekly VLT revenue by quarter since 2000 illustrates the consistent growth delivered and also the established trading pattern of a quieter fourth quarter (Graph 3). The figure of $5.2m in the second quarter of 2003 includes one week in which a new record of $5.7m was achieved. This record was set in the week ended 31 May 2003, which included Memorial Day, a US public holiday. This record was subsequently beaten in the week ended 3 January 2004 when revenue of $6.2m was achieved; this week included the New Year's Day public holiday.

The average revenue for the first seven weeks of 2004 of $5.1m is around 11% greater than the $4.6m achieved in the corresponding period of 2003. This is due primarily to the additional 572 VLTs compared to the same period in 2003, although the result in 2004 has, to some extent, been adversely impacted by severe cold weather. A further boost will be obtained with the introduction of a further 220 VLTs during the first quarter of 2004, although the majority of these additional VLTs will be located on the second floor.

Legislative changes introduced through the State of Rhode Island's budget setting process resulted in Lincoln Park's share of VLT revenue being reduced to 27% from 1 July 2003. As part of this process, Lincoln Park sought to secure a long-term revenue sharing agreement with the State of Rhode Island, thereby establishing Lincoln Park's share of VLT revenues in order that the business can plan for the future and, in particular, commence construction of a new building to house all of the 1,300 additional VLTs in an optimal ground floor location. A proposed ten-year deal, with Lincoln Park receiving 27% throughout that period, was passed by the Senate, but did not get through the House of Representatives principally due to lack of legislative time. Such an agreement remains a key objective for the business in order to allow construction of the new building to commence. Only when this is achieved will the VLT revenue levels from all 3,000 VLTs be maximised.

No new competitive threats emerged during the year in the neighbouring States or from within Rhode Island itself. In Massachusetts, a proposal to allow slot machines at the State's four racetracks was deferred and may be considered again in 2004. The most immediate threat to the business is the possibility of approval for a casino in Rhode Island. A State sponsored Gaming Commission, established to study the impact of a casino in Rhode Island, published its findings in Spring 2003. This Commission recommended that a public referendum be held to allow the residents of Rhode Island to vote on whether to allow such a casino in the State. Such a referendum could be held in November 2004. Lincoln Park will actively campaign to ensure that, if a casino operation is allowed into Rhode Island, then it will have to pay a comparable proportion of revenues to the State of Rhode Island. For revenues generated at Lincoln Park, this rate is currently around 60%, which is likely to be unattractive to a casino operator.

The small losses generated by the racing operation at Lincoln Park increased due to an increase in the cost of broadcasting live horse-racing pictures for simulcast betting and the suspension during April 2003 of live greyhound racing at Lincoln Park following an outbreak of kennel cough.

Colorado:

The Colorado racetracks increased profits slightly compared to 2003, despite a reduction in betting revenue and a legislative change that increased the cost of running live races. This positive result was achieved through a reduction in the number of, expensive to stage, live races and by management continuing to achieve operating cost efficiencies.

In line with the trend experienced over the past few years, betting revenue declined by around 8% (2002: 9% down on 2001). This is a general industry trend, although it was exacerbated by management's decision to reduce the number of live races held at the Colorado racetracks. During 2003, the number of high-cost live racing performances reduced to 331, compared to 457 in 2002. They were replaced with more profitable simulcast racing product. Whilst this has resulted in a reduction in betting revenue, the shift from live racing to simulcast racing increased the overall profitability of the operation. This shift also accords with the changing preference of customers in Colorado and was facilitated by the introduction for the first time in 2003 of out-of-state greyhound signals, thereby increasing the availability of simulcast product in Colorado.

Management continued to target the cost base of the businesses, through rigorous spending control policies and by the more efficient utilisation of labour across the tracks, for example, through the introduction of "touch totes" – automated betting ticket issuing machines.

There was an increase in outside events held at the tracks during 2003, such as weddings, trade shows, business meetings and parties. In May 2003, the outsourced food and beverage concessions businesses at two of the tracks were brought in-house. This has increased the quality of catering offered at these tracks and is expected to increase profitability in 2004.

In November 2003, in a Statewide referendum held in Colorado, voters rejected the proposal known as Amendment 33 that would have commenced a State-run video lottery programme at Colorado's racetracks. Wembley's Colorado operation supported the proposal because it believed that it had a reasonable chance of success and, if passed, would have been of great benefit, being the owner of four out of the five racetracks in the State. Whilst the defeat of the amendment was unwelcome, in the end it was not altogether surprising given both the concerted opposition to the amendment, funded by casino interests operating in the State, and a reduction in support following the issue of the indictment in Rhode Island in September. Costs of £4.3m were incurred in the

pursuit of this referendum and these have been expensed as an exceptional item. A strategic review is currently in progress to determine the most appropriate future strategy for the Colorado racetracks in light of this result.

UK gaming

The UK gaming division comprises six greyhound tracks located in Manchester (Belle Vue), Birmingham (Hall Green and Perry Barr), Oxford, London (Wimbledon) and Portsmouth, making Wembley the UK's leading owner/ operator of greyhound tracks. Operations at a seventh track in Catford in London ceased in November 2003.

The UK gaming division had a poor year, achieving an operating profit of £3.6m, which is approximately £0.9m (20.0%) below that achieved in 2002. The principal causes of this reduction were the disappointing performances of the two London tracks and increases in insurance costs and pension contributions.

In line with other UK leisure operators, the UK gaming division experienced challenging trading conditions during 2003. Following a reasonably buoyant start to the year, the traditional seasonal uplift in trading in the spring did not materialise. This situation continued into the summer and it was not until the autumn period that trading levels reached expectations. The final two months of the year were strong with excellent bookings at track restaurants and executive boxes over the Christmas season. The adverse trading conditions appeared most pronounced at the two London tracks, Catford and Wimbledon, with the other tracks impacted to a much lesser extent.

Profits at the Wimbledon track were significantly below those of prior years due to lower attendances and spend levels. Corporate bookings, in particular, were noticeably down on 2002 levels. At Wimbledon, management decided, on a trial basis, to continue into the first half of 2003 the four nights per week operating schedule that had been successfully introduced to provide for the strong Christmas demand in 2002. This additional weekly race meeting did not prove profitable, introducing additional costs. In May, Wimbledon reverted to the traditional three nights per week format, stepping back up to four nights for the busy Christmas period. In addition, staffing levels were reduced in line with market conditions.

Operations at the loss-making Catford track ceased in November 2003. Management had, for many years, been trying to acquire a parcel of land adjacent to the track in order to redevelop the facilities, thereby transforming the quality of the experience for the race-goer. Towards the end of 2003, it became evident that the additional land was not available at an acceptable price and that the operating losses were increasing to unacceptable levels. The closure of the track is consistent with the division's strategy, as without a major redevelopment, the facilities provided at the track were not of a suitable quality. Following the closure of the track, the profitable BAGS races previously held at the track were transferred to Wimbledon. Costs of closure of around £0.6m have been charged as an exceptional item. Discussions are currently taking place with a purchaser for the site that, it is anticipated, will conclude in the next few months.

For the year as a whole, attendances, at a little under one million, were approximately 7% lower than in 2002. This is in line with the reduction in attendances for the UK greyhound-racing industry as a whole.

Despite the reduced attendances, the division was successful in continuing to increase the key spend indicators. Average catering spend per head increased by around 6% compared to 2002 and betting spend per head was up marginally on 2002 levels (Graphs 4 and 5). Price rises and enhanced menus offered at all tracks largely drove the catering spend per head increase. In addition, the capital investment in the restaurant and catering facilities within the tracks over recent years played an important role.

Graph 4 - Average catering spend per head


£
27.0
26.0
25.0
24.0
23.0
1999
2000
2001
2002
2003



Graph 5 - Average betting spend per head
£
26.0
25.0
24.0
23.0
22.0
1999
2000
2001
2002
2003

In May 2003, the acquisition of the Perry Barr greyhound track in Birmingham was completed at a cost of £4.3m. This acquisition is consistent with the strategy of increasing the number of quality tracks in the portfolio and also forms part of the longer-term strategy of positioning the UK gaming division to take advantage of the anticipated gaming deregulation in the UK. This track is believed to have strong demographics for a casino operation. A £2.2m expansion of the restaurant at the track will commence in 2004, which will increase the dining capacity to around 500 covers and improve the facilities to the standard of our other quality tracks. Located in North Birmingham, the track benefits from a number of shared management functions with Hall Green located in South Birmingham.

In June 2003, the local authority planning committee in Liverpool heard and rejected a planning application for the construction of a new greyhound track in the city. We have charged the costs of the planning application as an exceptional item.

The first draft of the Gambling Bill was published in November 2003 and a Joint Scrutiny Committee was formed from both the House of Lords and the House of Commons. The Scrutiny Committee is scheduled to report back to Government by April 2004. It is expected that a final bill will be presented to Parliament in early 2005. Whilst the principal requirements of the greyhound industry have been incorporated into this first draft, it is still far from certain what the Gambling Bill and deregulation will involve and what the timescale for its implementation will be. However, it is apparent that greyhound tracks, as existing gaming centres in exclusively urban locations, have considerable potential to benefit from deregulation. To this end, preliminary work has commenced to identify which of our tracks have the appropriate demographics for the development of additional gaming facilities.

During the summer, the UK gaming division entered into a new three-year contract with Sky TV for the live televising of 30 greyhound-racing performances per annum. Following this agreement, a new three-year deal was also signed with William Hill for the sponsorship of the Sky televised race meetings. William Hill has also agreed to continue with its sponsorship of the Greyhound Derby and with the provision of limited bookmaking facilities at some of our tracks. Negotiations continue between the UK greyhound racing industry and the UK bookmakers regarding the future mechanism and quantum for bookmaker payments to the greyhound-racing industry.

Group profit and loss account
For the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Turnover:			
Continuing operations		97,917	101,127
Discontinued operations		–	13,891
Turnover	2	97,917	115,018
Operating profit:			
Continuing operations:			
Continuing operations before exceptional items		35,257	39,273
Exceptional items relating to continuing operations	3	(8,189)	(400)
Continuing operations		27,068	38,873
Discontinued operations:			
Discontinued operations before exceptional items		–	(1,422)
Exceptional item relating to discontinued operations	3	–	(1,590)
Discontinued operations		–	(3,012)
Operating profit	2	27,068	35,861
Non-operating exceptional items:			
Sale or termination of continuing businesses	3	(518)	–
Sale or termination of discontinued businesses	3	(1,389)	(8,685)
Provision for loss on disposal of discontinued business	3	–	(1,678)
Non-operating exceptional items		(1,907)	(10,363)
Interest receivable and similar income		1,057	1,059
Interest payable and similar charges		(120)	(446)
Profit on ordinary activities before taxation		26,098	26,111
Tax on profit on ordinary activities	4	(13,001)	(10,781)
Profit for the financial year		13,097	15,330
Ordinary dividend	5	(2,263)	(6,211)
Retained profit for the year		10,834	9,119

	Note	2003	2002
Earnings per share	6	37.9p	42.7p
Diluted earnings per share	6	37.7p	42.2p
Adjusted earnings per share	6	64.0p	64.0p
Dividend per share	5	6.5p	18.0p

Group balance sheet
At 31 December 2003

	Note	2003	2002
		£'000	£'000
Fixed assets			
Intangible assets		1,339	552
Tangible assets		162,348	171,275
		163,687	171,827
Current assets			
Debtors: recoverable within one year		21,541	22,295
Debtors: recoverable after more than one year		–	14,017
Cash at bank and in hand		22,656	5,915
		44,197	42,227
Creditors: amounts falling due within one year		(13,397)	(18,451)
Net current assets		30,800	23,776
Total assets less current liabilities		194,487	195,603
Provisions for liabilities and charges		(6,460)	(6,634)
Net assets		188,027	188,969
Capital and reserves			
Share capital	7	34,662	34,477
Share premium account	7	867	322
Revaluation reserve	7	61,321	66,192
Capital redemption reserve	7	1,651	1,651
Profit and loss account	7	89,526	86,327
Equity shareholders' funds		188,027	188,969

Group cash flow statement
For the year ended 31 December 2003

	Note	2003	2002
		£'000	£'000
Net cash inflow from operating activities	8	29,261	41,435
Returns on investments and servicing of finance	9	60	193
Taxation	9	(12,967)	(11,048)
Capital expenditure and financial investment	9	(5,374)	(7,170)
Acquisitions and disposals	9	10,045	14,411
Equity dividends paid		(6,400)	(5,788)
Net cash inflow before management of liquid resources and financing		14,625	32,033
Management of liquid resources	9	(14,762)	1,843
Financing	9	4,704	(20,685)
Increase in cash		4,567	13,191

Reconciliation of net cash flow to movement in net funds

	2003	2002
	£'000	£'000
Increase in cash in the year	4,567	13,191
Cash inflow from increase in loans	(3,974)	–
Cash outflow/(inflow) in respect of short-term deposits	14,762	(1,843)
Movement in net funds resulting from cash flows	15,355	11,348
Foreign exchange translation difference	(216)	(564)
Movement in net funds in the year	15,139	10,784
Opening net funds/(debt) at 1 January	3,889	(6,895)
Closing net funds at 31 December	19,028	3,889

Other primary statements
For the year ended 31 December 2003

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003	2002
	£'000	£'000
Profit for the financial year	13,097	15,330
Exchange differences	(12,506)	(13,853)
Release of tax provision no longer required	–	5,127
Total recognised gains relating to the period	591	6,604
Prior year adjustment relating to deferred tax	–	(5,400)
Total recognised gains relating to the year	591	1,204

A note of historical cost profits and losses has not been provided on the basis that the difference, when compared to the reported result in the profit and loss account, is not material.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2003	2002
	£'000	£'000
Profit for the financial year	13,097	15,330
Ordinary dividend	(2,263)	(6,211)
Retained profit for the year	10,834	9,119
Release of tax provision no longer required	–	5,127
Goodwill recycled on disposal of subsidiary	–	3,081
Issue of shares (share capital plus share premium)	730	1,039
Expenditure in relation to the purchase and cancellation of shares	–	(21,724)
Exchange differences	(12,506)	(13,853)
Net movement in shareholders' funds	(942)	(17,211)
Shareholders' funds at 1 January	188,969	206,180
Shareholders' funds at 31 December	188,027	188,969

Notes to the accounts

1. Preparation of financial information

The financial information set out in this document does not constitute the Group's statutory accounts for the years ended 31 December 2003 or 2002 but is extracted from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's Annual General Meeting. This preliminary announcement is prepared on the same basis as the 2002 statutory accounts. The auditors have reported on the 2002 accounts. Their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The auditors have reported on the 2003 accounts. Their report will include an additional section concerning the potential consequences arising from the issue of the indictment by the Government of the United States of America as explained in Note 11 to this Preliminary Announcement. The auditors' report is unqualified and does not contain statements under Section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	2003		2002	
	Turnover	Profit	Turnover	Profit
	£'000	£'000	£'000	£'000
Class of business				
Continuing operations:				
Gaming:				
US	72,385	34,398	76,650	37,916
UK	25,532	3,570	24,477	4,509
Central management	–	(2,711)	–	(3,152)
Continuing: before exceptional items	97,917	35,257	101,127	39,273
Exceptional items	–	(8,189)	–	(400)
Continuing operations	97,917	27,068	101,127	38,873
Discontinued operations:				
Gaming:				
24dogs	–	–	146	(1,137)
Events Services:				
Keith Prowse	–	–	773	(182)
Wembley Complex	–	–	8,516	(140)
Event management services	–	–	4,456	37
Exceptional item	–	–	–	(1,590)
Turnover	97,917		115,018	
Operating profit		27,068		35,861
Non-operating exceptional items		(1,907)		(10,363)
Net interest receivable		937		613
Profit before tax		26,098		26,111

3. Exceptional items

	2003 £'000	2002 £'000
Exceptional items relating to continuing operations:		
Costs incurred in relation to the VLT initiative in Colorado	(4,300)	–
Provision for impairment in value of fixed assets in Colorado	(1,690)	–
Costs incurred in relation to the indictment issued in Rhode Island	(1,415)	(400)
UK gaming: closure and aborted planning costs	(784)	–
Exceptional items relating to continuing operations	(8,189)	(400)
Exceptional item relating to discontinued operations: impairment of goodwill	–	(1,590)
Provision for loss on sale of The Corporate Innovations Company Limited	–	(1,678)
Sale or termination of continuing businesses:		
Costs incurred in connection with the proposed acquisition of Wembley plc	(518)	–
Sale or termination of discontinued businesses:		
Sale of The Corporate Innovations Company Limited	(1,133)	–
Sale of Wembley International Limited and Wembley Ticketing business	444	(155)
Termination of Hong Kong operations	(700)	–
Sale of Wembley (London) Limited	–	(8,220)
Sale of Wembley Sports Arena Limited	–	1,142
Sale of 50% shareholding in The Beatles Story Limited	–	340
Termination of 24dogs	–	(1,792)
Sale or termination of discontinued businesses	(1,389)	(8,685)
	(10,096)	(12,353)

Costs incurred in relation to the VLT initiative in Colorado

In November 2003, the voters of Colorado rejected a proposal that would have commenced a State-run video lottery programme at Colorado's racetracks. The US gaming division would have benefited from the passage of this amendment, as it is the owner of four out of the five racetracks in Colorado. Costs of approximately £4.3m were incurred in pursuit of this initiative, primarily in relation to advertising. No relief has been taken for this expenditure in terms of calculating the tax charge in 2003.

Provision for impairment in value of fixed assets in Colorado

A provision of £1.7m has been made against the carrying value of one of the non-racing properties in Colorado, writing the carrying value of the property down to its estimated market value.

Costs incurred in relation to the indictment issued in Rhode Island

Costs of £1.4m (2002: £0.4m) arose as a result of the investigation by a Federal Grand Jury in Rhode Island and the subsequent issue of an indictment. The costs primarily comprise legal fees. The expenditure of £0.4m incurred in 2002 has been disclosed as an exceptional item, having previously been included within the result for the US gaming division. It has been assumed within these Accounts that these costs will be allowable for tax purposes.

UK gaming: closure and aborted planning costs

Costs of £0.8m arose within the UK gaming division and comprise £0.6m of costs arising from the closure of the loss-making Catford greyhound stadium in November 2003 and the costs incurred in pursuing an unsuccessful planning application for the development of a new track in Liverpool.

Costs incurred in connection with the proposed acquisition of Wembley plc

In the period to 31 December 2003, fees of £0.5m (2002: £nil) were incurred in relation to discussions with a number of parties interested in acquiring all or part of the Wembley Group. These fees were paid to the Group's financial, tax and legal advisers in both the UK and USA and included the development of a scheme to reorganise the Lincoln Park Inc. corporate entity and thereby separate the indicted entity from the remainder of the Group. On 27 January 2004, the Board of Wembley announced that it had reached agreement with MGM MIRAGE of

the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with this acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (now capped at $8m), together with legal and other costs associated with the litigation.

Sale of The Corporate Innovations Company Limited

In February 2003, Wembley agreed the sale of The Corporate Innovations Company Limited to a management buy-out team for £50,000 together with an interest bearing loan note of £1.0m receivable in instalments during 2004 and 2005. A cash facility of £0.15m was also made available for the period through to 1 April 2005. Following a review of the performance of this business in 2003, a provision has been made against both the deferred consideration and the cash facility. In total, a loss of £1.1m has been recorded in the year.

Sale of Wembley International Limited and Wembley Ticketing business

The Wembley Ticketing business was sold in July 2002 to The Way Ahead Group Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, for £150,000 in cash plus further performance-related payments payable through 2003 and 2004. In 2003, this performance-related payment totalled £444,000.

Termination of Hong Kong operations

A long running dispute in Hong Kong arose from the management of the Hong Kong stadium by a Wembley subsidiary company during the mid 1990's. Wembley is defending a claim for breach of contract and is counterclaiming that the contract was unlawfully terminated. The dispute went to trial in December 2003 and this concluded in January 2004. We are awaiting the judge's verdict. Costs of £0.7m were incurred during 2003.

Sale of Wembley (London) Limited

The sale of Wembley (London) Limited was completed on 6 August 2002 to Quintain Estates and Development plc for £48.6m. £16.0m was received on completion. A net £15.0m was received in December 2003, made up of £18.6m of deferred proceeds less £3.6m of former inter-company balances owing by Wembley plc. £0.5m of inter-company balance is receivable by Wembley plc in June 2004. A net £13.8m is due in December 2004, made up of the final instalment of the proceeds of £14.0m less £0.2m of former inter-company balances owing by Wembley plc.

At the date of disposal, all deferred amounts were discounted back to their present value using a discount rate of 3%. This discount of £1.6m is being unwound in the period through to December 2004. £0.4m was released within interest receivable in 2002, £0.8m was released in 2003 and £0.4m will be released in 2004.

4. Tax on profit on ordinary activities

	2003	2002
	£'000	£'000
UK corporation tax at 30%	902	–
UK corporation tax on UK exceptional items	(90)	–
Overseas taxation	12,871	15,007
Overseas taxation on overseas exceptional items	(579)	(163)
Adjustments in respect of prior years UK corporation tax	–	(3,747)
Adjustments in respect of prior years overseas tax	(400)	(779)
Current tax	12,704	10,318
Deferred tax	297	463
Total tax	13,001	10,781

Based on profit on ordinary activities of £26.1m (2002: £26.1m) the Group's effective rate of tax is 49.8% (2002: 41.3%). When both the after tax impact of the exceptional items and the adjustments in respect of prior years taxes are excluded, the effective rate in 2003 is 38.9% (2002: 40.2%).

5. Ordinary dividend

	2003	2002
	£'000	£'000
Interim dividend	2,252	2,155
Final dividend	–	4,137
Adjustment in respect of prior year final dividend	11	(81)
	2,263	6,211

An interim dividend of 6.5p per share (2002: 6.0p) on 34,640,529 ordinary shares (2002: 35,918,484) was paid on 19 September 2003.

No final dividend for 2003 is proposed (2002: 12.0p per share paid on 34,565,045 ordinary shares).

6. Earnings per share

	2003	2002
The earnings per share figures have been calculated as follows:		
Profit for the financial year (£'000)	13,097	15,330
Weighted average number of shares in issue ('000)	34,597	35,870
Earnings per share	37.9p	42.7p

The diluted earnings per share of 37.7p (2002: 42.2p) is based on the profit for the financial year of £13,097,000 (2002: £15,330,000) and on 34,783,000 (2002: 36,328,000) ordinary shares, the latter calculated as follows:

	2003	2002
	No. '000	No. '000
Basic weighted average number of shares	34,597	35,870
Dilutive potential ordinary shares:		
Executive share option schemes	162	389
Employee sharesave scheme	24	69
	34,783	36,328

The fair value (average price for the year) of Wembley plc shares during 2003 was £6.13 (2002: £7.30).

	2003	2002
	pence per share	pence per share
The adjusted earnings per share figures have been calculated as follows:		
Basic earnings per share	37.9	42.7
Adjustment in respect of exceptional items (note 3)	29.2	34.4
Adjustment in respect of taxation on exceptional items (note 4)	(1.9)	(0.5)
Adjustment in respect of prior year taxation (note 4)	(1.2)	(12.6)
Adjusted earnings per share	64.0	64.0

An adjusted earnings per share figure is included as, in the opinion of the Directors, this gives a more useful indication of underlying performance.

7. Reconciliation of shareholders' funds and movement on reserves

	Share capital	Share premium account	Revaluation reserve	Capital redemption reserve	Profit and loss reserve	Equity shareholders' funds
	£'000	£'000	£'000	£'000	£'000	£'000
At 1 January 2003	34,477	322	66,192	1,651	86,327	188,969
Issue of shares	185	545	–	–	–	730
Retained profit	–	–	–	–	10,834	10,834
Exchange differences	–	–	(4,871)	–	(7,635)	(12,506)
At 31 December 2003	34,662	867	61,321	1,651	89,526	188,027

8. Reconciliation of operating profit to net cash inflow from operating activities

	2003	2002
	£'000	£'000
Operating profit	27,068	35,861
Depreciation	4,787	4,255
Amortisation of goodwill	53	1,830
Loss/(profit) on sale of tangible fixed assets	72	(58)
(Increase)/decrease in debtors	(536)	327
Decrease in creditors	(2,183)	(780)
Net cash inflow from operating activities	29,261	41,435

9. Analysis of cash flows for headings netted in the cash flow statement

	2003	2002
	£'000	£'000
Returns on investments and servicing of finance		
Interest paid	(100)	(470)
Interest received	160	663
Net cash inflow from returns on investment and servicing of finance	60	193
Taxation		
Corporation tax (paid)/received	(373)	3,303
Overseas tax paid	(12,594)	(14,351)
Net cash outflow from tax paid	(12,967)	(11,048)
Capital expenditure and financial investment		
Proceeds from disposal of tangible fixed assets	19	161
Purchase of tangible fixed assets	(5,393)	(7,331)
Net cash outflow from capital expenditure and financial investment	(5,374)	(7,170)
Acquisitions and disposals		
Net proceeds from sale or termination of businesses	15,474	17,387
Net cash sold with subsidiary undertakings	(86)	(2,976)
Cash acquired with subsidiary undertaking	114	–
Payments in relation to termination of discontinued business	(598)	–
Payments in relation to proposed acquisition of Wembley plc	(518)	–
Payments in relation to acquisition of subsidiary undertaking	(4,341)	–
Net cash inflow from acquisitions and disposals	10,045	14,411
Management of liquid resources		
Cash (placed on)/drawn from short-term bank deposits	(14,762)	1,843
Financing		
Shares issued under share option schemes	730	1,039
Expenditure in relation to the purchase and cancellation of shares	–	(21,724)
Loans drawn	3,974	–
Net cash inflow/(outflow) from financing	4,704	(20,685)

10. Pensions

The Group operates a defined benefit pension scheme. The following table summarises the valuation of this scheme in accordance with FRS 17 requirements:

	2003	2002
	£'000	£'000
Total market value of assets	22,460	20,859
Present value of scheme liabilities	(30,637)	(29,837)
Deficit in the scheme	(8,177)	(8,978)
Related deferred tax asset	2,453	2,693
Net FRS 17 pension deficit	(5,724)	(6,285)

11. Contingent liability

In September 2003, an indictment was issued against Lincoln Park Inc. and two Wembley executives following an investigation by a Federal Grand Jury into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park's long-standing legal attorney in Rhode Island. The indictment alleges that this constituted a conspiracy to influence improperly the actions of public officials. The Board of Wembley believes that no US laws were broken and that there was no intention to break any US laws. No payment was approved, no payment was ever made and the Board remains of the view that these allegations are without foundation. The allegations will be vigorously defended at trial. A date for the trial has yet to be announced and no provision has been made in these Accounts in relation to this indictment.

In January 2004, agreement was reached with the US Attorney for Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment, the maximum aggregate fine that would be sought against it is $8m. This amount has now been transferred into an escrow account.

If Lincoln Park Inc. is ultimately convicted at trial then, in addition to a fine of up to $8m, there are likely to be some regulatory repercussions, probably in the form of the suspension, revocation or alteration of either or both of Lincoln Park Inc.'s video lottery and greyhound racing licences. In such circumstances, Wembley would request that new licences are granted to another Group company, possibly on a short-term or temporary basis and/or with additional operating conditions attached. However, such events could adversely affect the Group's ability to operate Lincoln Park at current levels and could result in the Group being obliged to sell the assets of Lincoln Park for amounts below those at which they are currently stated in the Accounts.

Note 12 outlines the principal terms of a recommended cash acquisition of Wembley plc by MGM MIRAGE. As part of this, the video lottery and greyhound racing licences would be transferred away from Lincoln Park Inc., which itself would then only be exposed to a possible fine of up to a maximum of $8m.

12. Post balance sheet events

On 27 January 2004, Wembley announced that agreement had been reached with the US Attorney in Rhode Island that, should Lincoln Park Inc. be convicted on all counts against it within the indictment issued on 9 September 2003, the maximum aggregate fine that would be sought against it is $8m. This amount has since been transferred into an escrow account.

On the same day, it was announced that the Board of Wembley plc had reached agreement with MGM MIRAGE of the USA on the terms of a recommended cash acquisition of Wembley plc at a price of 750 pence per share. Simultaneous with the acquisition, shareholders would also obtain a share in a new company created to ring-fence the litigation associated with Lincoln Park Inc. that would have cash balances of $16.3m (equivalent to approximately 25 pence per Wembley share). This amount would be available to meet any fine that may be imposed upon that company (capped at $8m, following the agreement with the US Attorney), together with legal and other costs associated with the litigation. Once legal proceedings had concluded, any surplus cash within that company would be returned to shareholders."

PART VI

FINANCIAL INFORMATION ON MGM MIRAGE

Nature of financial information

The financial information contained in this Part VI has been extracted from the audited financial statements of MGM MIRAGE as of and for the years ended 31 December 2003 and 2002 as contained in the annual report on Form 10-K for the year ended 31 December 2003 filed with the Securities and Exchange Commission under the US Securities Exchange Act of 1934. MGM MIRAGE's accounting policies conform to accounting principles generally accepted in the United States.

Copies of the complete published audited consolidated accounts of MGM MIRAGE are available for inspection as noted in paragraph 12 of Part VII of this document.

1. Information extracted from MGM MIRAGE's Statements of Income

	Year Ended 31 December	
	2003	**2002**
	($000s)	**($000s)**
Net revenues	3,908,816	3,792,248
Operating income	713,069	757,747
Income from continuing operations	237,112	295,200
Net income	243,697	292,435

2. **Information extracted from MGM MIRAGE's Balance Sheets**

	At 31 December	
	2003	**2002**
	($000s)	**($000s)**
ASSETS		
Current assets		
Cash and cash equivalents	178,047	211,234
Accounts receivable, net	139,475	139,935
Inventories	65,189	68,001
Income tax receivable	9,901	–
Deferred income taxes	49,286	84,348
Prepaid expenses and other	89,641	86,311
Assets held for sale	226,082	–
Total current assets	757,621	589,829
Property and equipment, net	8,681,339	8,762,445
Other assets		
Investment in unconsolidated affiliates	756,012	710,802
Goodwill and other intangible assets, net	267,668	256,108
Deposits and other assets, net	247,070	185,801
Total other assets	1,270,750	1,152,711
	$10,709,710	$10,504,985
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	85,439	69,959
Income taxes payable	–	637
Current portion of long-term debt	9,008	6,956
Accrued interest on long-term debt	87,711	80,310
Other accrued liabilities	559,445	592,206
Liabilities related to assets held for sale	23,456	–
Total current liabilities	765,059	750,068
Deferred income taxes	1,765,426	1,769,431
Long-term debt	5,521,890	5,213,778
Other long-term obligations	123,547	107,564
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.01 par value: authorised 300,000,000 shares, issued 168,268,213 and 166,393,025 shares; outstanding 143,096,213 and 154,574,225 shares	1,683	1,664
Capital in excess of par value	2,171,625	2,125,626
Deferred compensation	(19,174)	(27,034)
Treasury stock, at cost (25,172,000 and 11,818,000 shares)	(760,594)	(317,432)
Retained earnings	1,133,903	890,206
Accumulated other comprehensive income (loss)	6,345	(8,886)
Total stockholders' equity	2,533,788	2,664,144
	$10,709,710	$10,504,985

PART VII

ADDITIONAL INFORMATION

1. Responsibility

The Wembley Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document except for that information for which the MGM MIRAGE Directors accept responsibility. To the best of the knowledge and belief of the Wembley Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The MGM MIRAGE Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to the MGM MIRAGE Group, the MGM MIRAGE Directors, their immediate families and persons connected with them (within the meaning of section 346 of the Act). To the best of the knowledge and belief of the MGM MIRAGE Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Wembley Directors and the MGM MIRAGE Directors

(a) The Wembley Directors and their respective functions are:

Name	Position held
Claes Hultman	Chairman and Chief Executive
Mark Elliott	Finance Director
Neil Chisman	Non-Executive Director
Peter Harris	Non-Executive Director

The Company's registered office is at Elvin House, Stadium Way, Wembley HA9 0DW.

(b) The MGM MIRAGE Directors and their respective functions are:

Name	Position held
J. Terrence Lanni	Chairman and Chief Executive Officer
James J. Murren	President, Chief Financial Officer, Treasurer and Director
John T. Redmond	President and Chief Executive Officer of MGM Grand Resorts, LLC and Director
Robert H. Baldwin	President and Chief Executive Officer of Mirage Resorts, Incorporated and Director
Gary N. Jacobs	Executive Vice President, General Counsel, Secretary and Director
James D. Aljian	Director
Fred Benninger	Director
Terry N. Christensen	Director
Willie D. Davis	Director
Alexander M. Haig, Jr	Director
Alexis Herman	Director
Roland Hernandez	Director
Kirk Kerkorian	Director
George J. Mason	Director

Name	Position held
Ronald M. Popeil	Director
Daniel M. Wade	Director
Melvin B. Wolzinger	Director
Alex Yemenidjian	Director

MGM MIRAGE's principal executive office is at 3600 Las Vegas Blvd. South, Las Vegas, Nevada 89109, United States.

3. Market quotations

Set out below are the closing middle market quotations of Wembley Shares as derived from the Daily Official List on:

(a) the first Business Day of each of the six months immediately prior to the date of this document;

(b) 19 November 2003 (being the day prior to the announcement by Wembley that it had received approaches from a number of parties expressing interest in acquiring some or all of the assets of Wembley);

(c) 26 January 2004 (being the last day before the commencement of the Offer Period); and

(d) 26 February 2004 (being the last day before the publication of this document):

Date	(pence)
1 September 2003	657.5
1 October 2003	495
3 November 2003	507.5
19 November 2003	527.5
1 December 2003	561
2 January 2004	600
26 January 2004	612.5
2 February 2004	755
26 February 2004	766

4. Shareholdings and dealings

For the purposes of this paragraph 4, "disclosure period" means the period commencing on 27 January 2003 (being the date 12 months prior to the commencement of the Offer Period) and ending on 26 February 2004 (being the last day prior to the publication of this document).

(a) *Shareholdings and dealings in Wembley Shares*

(i) The interests of the Wembley Directors, Nigel Potter and (so far as the Wembley Directors are aware, having made due and careful enquiry) their immediate families and connected persons (within the meaning of section 346 of the Companies Act), all of which are beneficial unless otherwise stated, in the share capital of the Company (as shown in the register required to be kept under section 325 of the Companies Act or which have been notified or are required to be notified to the Company pursuant to sections 324 or 328 of the Companies Act) as at the last day of the disclosure period were as follows:

Name	Number of Wembley Shares
Claes Hultman	50,000
Mark Elliott	8,000
Neil Chisman	26,891
Peter Harris	10,000
Nigel Potter	26,006

(ii) Mark Elliott is the only Wembley Director to have had any interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period, as stated below:

(1) The Wembley 1995 Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
1,958	06.03.02	6.560
2,566	20.08.02	6.685

(2) The Wembley 1996 Unapproved Executive Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
25,000	02.09.98	3.250
20,000	17.03.00	5.500
45,528	02.03.01	6.150
20,908	05.03.02	6.560
23,612	19.08.02	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
2,713	01.06.02	6.100

(iii) Nigel Potter, the former Chief Executive of the Company, had the following interests in options over unissued Wembley Shares under the terms of the Wembley Share Option Schemes (each granted for nil consideration) as at the last day of the disclosure period:

(1) The Wembley 1995 Executive Share Option Plan.

Number of Wembley Shares	Date of grant	Exercise price (£)
76,388	26.09.95	2.880
44,247	15.03.96	3.650

(2) The Wembley 1996 Unapproved Executive Share Option Plan

Number of Wembley Shares	Date of grant	Exercise price (£)
75,000	27.02.97	4.050
75,000	02.09.98	3.250
36,364	17.03.00	5.500
35,772	02.03.01	6.150
35,061	05.03.02	6.560
40,389	19.08.02	6.685

(3) The Wembley plc Savings Related Share Option Scheme

Number of Wembley Shares	Date of grant	Exercise price (£)
3,402	01.06.01	4.960

(iv) During the disclosure period, no dealings for value by the Wembley Directors, their immediate families and connected persons (within the meaning of section 346 of the Act) were made.

(v) During the Offer Period, no advisers of the Company, as specified in sub-paragraph (2) of the definition of "associate" (defined below) (excluding any exempt market makers), have dealt for value in Wembley Shares.

(vi) Neither the Company nor any associate of the Company has, or at any time during the Offer Period has had, any arrangement with any person in relation to any relevant securities in the Company. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(vii) No person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with the Company owned or controlled any Wembley Securities on the last day of the disclosure period nor has any such person dealt for value therein during the Offer Period.

(b) ***General***

(i) None of MGM MIRAGE, its subsidiaries, the directors of MGM MIRAGE, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act), nor any person deemed to be acting in concert with MGM MIRAGE for the purposes of the Acquisition, owned or controlled or (in the case of the directors of MGM MIRAGE, their immediate families and connected persons) was interested, directly or indirectly, in any Wembley Securities on the last day of the disclosure period nor has any such person dealt for value in any Wembley Securities during the disclosure period.

(ii) Save as disclosed in this paragraph 4, none of the Company, the Wembley Directors, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act) owned or controlled or (in the case of the Wembley Directors, their immediate families and connected persons) was interested, directly or indirectly, in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of the Company, redeemed) any relevant securities during the disclosure period.

(iii) No bank, stockbroker, financial or other professional adviser to the Company or to any subsidiary or associated company of the Company nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of the Company, nor any pension fund of the Company or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with the Company, owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(iv) Neither the Company nor any associate of the Company has any arrangement with any person in relation to relevant securities. Neither MGM MIRAGE nor any person acting in concert with MGM MIRAGE for the purposes of the Acquisition, has any arrangement with any person in relation to Wembley Securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(c) ***Definitions***

References in this paragraph 4 to:

(i) an "**associate**" of a company are to:

(1) a company's subsidiaries, and associated companies, and companies of which any such companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(2) banks and financial and other professional advisers (including stockbrokers) to the company or companies covered in sub-paragraph (c)(i)(1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the directors of the company and the directors of any company covered in sub-paragraph (c)(i)(1) above (together in each case with their close relatives and related trusts); and

(4) the pension funds of the company or a company covered in sub-paragraph (c)(i)(1) above;

(ii) a "**bank**" do not apply to a bank whose sole relationship with the Company or with MGM MIRAGE or a company covered in sub-paragraph (c)(i)(1) above is the provision of normal commercial banking

services or such activities in connection with the Acquisition as handling acceptance and other registration work;

(iii) "**control**" mean a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control;

(iv) "**derivative**" include any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(v) "**relevant securities**" are to MGM MIRAGE Shares, Wembley Shares or securities convertible into, rights to subscribe for or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing; and

(vi) "**Wembley Securities**" are to Wembley Shares or securities convertible into, rights to subscribe for or options (included traded options) in respect of, and derivatives referenced to, Wembley Shares.

5. Service contracts of the Wembley Directors

(a) The executive directors have entered into service agreements with the Company as follows:

Name	Date of contract	Unexpired term	Notice period from Company	Notice period from director	Current annual salary
Claes Hultman	13.10.03	terminable on notice	1 month	1 month	£540,000
Mark Elliott	13.01.99	terminable on notice	12 months	12 months	£180,250

(b) Further details of the executive directors' service agreements with the Company are set out below:

Claes Hultman

(i) Mr Hultman was appointed to the Board as non-executive Chairman in 1995. On 10 September 2003, he commenced employment with the Company as Chairman and Chief Executive. Mr Hultman has a service agreement with the Company dated 13 October 2003, under which his employment is terminable by either party giving one month's notice. Mr Hultman's current salary is £45,000 per month.

(ii) Prior to Mr Hultman commencing employment with the Company on 10 September 2003, he was appointed to the Board as non-executive Chairman under a letter of appointment with the Company dated 24 March 1995. This letter of appointment was superseded with effect from 1 October 1999 by a supply of services agreement between City Reset Ltd and the Company dated 27 September 1999 (the "Supply Agreement") under which Mr Hultman continued to provide his services as Chairman of the Board. The Supply Agreement has been suspended for the duration of his employment with the Company and will resume on the termination of his employment. The Supply Agreement expires on 30 September 2005, unless he resigns or the Company gives City Reset Ltd twelve months' notice. The annual fee for the provision of Mr Hultman's services as Chairman under the Supply Agreement is £90,000. He is also entitled to receive £700 per month in respect of office expenses. Both amounts are exclusive of VAT.

(iii) The employment of Mr Hultman from 10 September 2003 in the combined role of Chairman and Chief Executive was only intended as a short-term solution to the problems caused by the issue of the indictment in Rhode Island. The Wembley Board has always been committed to corporate governance best practice, which would require that the roles of Chairman and Chief Executive be split. It was therefore decided that, in the event that a sale of Wembley was not concluded in the short term, Mr Hultman would assume the role of Chief Executive on a permanent basis and a new non-executive Chairman would be sought.

Accordingly, in an agreement dated 17 December 2003, the Company and Mr Hultman agreed that, in the event that the Company appointed a new Chairman, Mr Hultman would be appointed as Chief Executive and Mr Hultman's terms and conditions of employment as Chief Executive would be amended so as (i) to delete the term within his current service agreement that allows for the resumption of the Supply Agreement in the event of the termination of his service agreement, (ii) his remuneration would, until the conclusion of the Lincoln Park Litigation, be on the same terms as those contained in his service agreement, namely a salary of £45,000 per month with no entitlement to any annual bonus, pension, share options or any other employee benefit, (iii) the foregoing terms and

conditions would, at the conclusion of the Lincoln Park Litigation, be reviewed and, subject to mutual consent, be amended to ensure that the structure of the remuneration package is appropriately matched to the ongoing commercial objectives of the role and the general principles of good practice for executive remuneration, and (iv) the period of notice under the new agreement would be twelve months' notice by either party.

Mark Elliott

(i) Mr Elliott commenced employment with the Company on 16 July 1990. Mr Elliott has a service agreement with the Company dated 13 January 1999 under which his employment may be terminated by either party giving twelve months' notice, save that if there is a change of control (as defined in section 840 of the Income and Corporation Taxes Act 1988) of the Company, the period of notice required to be given by the Company increases to 24 months. Mr Elliott's current salary is £180,250 per annum. He also receives £1,500 per month as an alternative to the provision of a fully expensed company car. He is entitled to participate in the Company's discretionary bonus scheme. He is provided with life, permanent health and private medical insurance cover. He is a member of The Wembley 1989 Pension Scheme under which he is entitled to special terms with a normal retirement date of age 60 and an enhanced rate of pension accrual. He also receives an additional pension contribution by way of salary supplement.

(ii) Upon a change of control (including if the Scheme becomes effective), if Mr Elliott's employment is terminated by the Company within six months thereafter, he is entitled to a severance payment equal to 85 per cent. of the aggregate of two years' remuneration calculated by reference to the highest annual remuneration (base salary together with bonus) of the previous three years, together with a sum equal to 85 per cent. of the value of two years' contractual benefits. He will also be entitled to receive this severance payment if he resigns upon giving the Company 28 days' notice within six months of a change of control.

(c) Upon the Scheme becoming effective, Mr Hultman will resign and receive one month's salary pursuant to his current service agreement. In addition, the provision of Mr Hultman's services under the Supply Agreement, which would otherwise resume upon the termination of his employment with the Company, will be terminated by the Company and the Company shall pay to the service provider, City Reset Ltd, twelve months' fees under the terms of the Supply Agreement.

Upon the Scheme becoming effective, Mr Elliott will resign and receive his contractual entitlement, as summarised in sub-paragraph (b)(ii) above.

The remuneration committee has decided to award Messrs Hultman and Elliott discretionary bonuses of £180,000 and £90,000 respectively in recognition of their contributions to the sale process, such bonuses to become payable upon the Scheme becoming effective.

(d) The non-executive directors have entered into letters of appointment dated 10 May 1999 (as amended on 27 February 2003) in the following terms:

Neil Chisman and Peter Harris have been appointed as non-executive directors, such appointments to terminate on 9 May 2005. Messrs Chisman and Harris receive annual remuneration of £26,500 each. In addition, in 2003, Mr Chisman received a fee of £11,250 for additional services provided to the Company during 2003. They also each receive additional fees of £1,500 for membership of the Audit and Remuneration Committees and £3,500 for chairing such Committees. Mr Harris also serves as the senior independent director, for which he does not receive a fee. They both serve on the Nominations Committee for which neither receives a fee.

Upon the Scheme becoming effective, both will receive payment on the terms set out above through to the end of their period of appointment on 9 May 2005.

(e) Nigel Potter resigned as Chief Executive of the Company on 17 September 2003 in order to devote time to the preparation of his defence to the indictment issued against him in Rhode Island on 9 September 2003. However, the terms of his service agreement dated 30 November 1998 remain in force and are substantially the same as those relating to Mr Elliott. Mr Potter commenced employment with the Company on 1 September 1992. His current salary is £278,100 per annum.

(f) Diana Bromley, the secretary of Wembley, will be made redundant upon the Scheme becoming effective and will be paid an enhanced redundancy payment, in accordance with normal Wembley redundancy practice, of one week's salary for each of her 10 years of employment, together with a discretionary bonus of £5,000 in

recognition of her contribution to the sale process, in addition to the severance payment to which she is entitled under the terms of her employment contract. The other six Wembley head office employees (ie. excluding Ms Bromley and Messrs Hultman, Elliott and Potter) will be made redundant upon the Scheme becoming effective and will be paid enhanced redundancy payments of one week's salary per year of employment up to a maximum of 20 weeks, in accordance with normal Wembley redundancy practice, together with an additional redundancy payment equivalent to six months' salary in addition to the severance payments to which they are entitled under the terms of their respective employment contracts.

(g) The aggregate remuneration, including the bonuses and benefits in kind, paid to the executive directors (including Mr Potter up to 17 September 2003 and Mr Hultman from 10 September 2003) during the year ended 31 December 2003 was £575,000. The aggregate amount payable to the executive directors under the arrangements in force as at the date of this document (including benefits in kind, but excluding bonuses) is estimated to amount to £740,000 for the current financial year.

(h) Save as disclosed above, there are no service contracts between any Wembley Director or proposed director of Wembley and any member of the Wembley Group and no such contract has been entered into or amended within the six months preceding the date of this document.

6. Material contracts

The following contracts, not being contracts entered into the ordinary course of business, have been entered into by the Company and its subsidiaries since 27 January 2002 (being the date two years prior to the commencement of the Offer Period) and are or may be material:

(a) *Sale of Wembley Sports Arena Ltd*

Under the terms of an agreement dated 11 March 2002 between Wembley and Keith Prowse Limited, Keith Prowse Limited agreed to purchase the entire issued share capital of Wembley Sports Arena Limited for an initial consideration of £5 million and deferred consideration, payable on 11 March 2004, of £550,000 plus interest accrued thereon. The agreement contained limited warranties and a tax indemnity given by Wembley in favour of Keith Prowse Limited. Wembley's liability under such warranties has since ceased.

(b) *Sale of the Wembley ticketing business*

Under the terms of an agreement dated 13 June 2002 between Wembley International Limited ("WIL") and the Way Ahead Group Limited ("WAG"), WIL disposed of its retail ticketing business ("the Business") to WAG for an initial consideration of £150,000 and deferred consideration payable monthly (during 2003 and 2004) in respect of a proportion of revenue arising under certain contracts novated by WIL to WAG as part of the disposal of the Business. The deferred consideration is capped at £1 million less 10 per cent. of the revenue arising and paid during the 2003 and 2004 calendar years. £444,000 was paid by WAG in respect of the 2003 calendar year.

(c) *Sale of Wembley (London) Limited*

Under the terms of two agreements dated 6 August 2002 between Wembley and Chesterfield (No. 40) Limited ("Chesterfield"), the ultimate holding company of which is Quintain Estates and Development Plc ("Quintain"), Chesterfield purchased the entire issued share capital of Wembley (London) Limited ("WLL") and of certain subsidiaries of Wembley (the "Subsidiaries"). The consideration was an initial consideration of £16.0 million and deferred consideration payable in two instalments, one of £18.0 million (subject to adjustment following agreement of completion accounts) and the second of £14.0 million, payable on or prior to 1 December 2003 and 1 December 2004 respectively. The consideration was subject to a pound for pound adjustment to reflect the amount the net assets of WLL were shown to be above or below £48.0 million, as determined in accordance with the completion accounts. Following agreement of the completion accounts, the consideration was increased to £48.6 million. Inter company balances owing to WLL by Wembley of £3.6 million and £0.2 million were to be paid on 1 December 2003 and 1 December 2004 respectively. An inter company balance of £0.5 million payable by WLL to Wembley is to be paid on 1 June 2004.

The obligations of Chesterfield under this agreement are secured by a guarantee given by Quintain and the deferred consideration due under the agreement is secured by a debenture given by WLL and the Subsidiaries (together with WLL, "the Chargors") to Wembley. The debenture includes a legal mortgage over the Palace of Arts, part of the Palace of Industry, the Music Centre and Exhibition Halls 2 and 3 at the

Wembley Complex ("Plot B") and the balance of the Wembley Complex then owned by the Chargors (including the Conference Centre and Exhibition Hall 1) but excluding the Wembley Arena and the bingo club.

All payments due on 1 December 2003 (amounting to £15.0 million net of the inter company balance of £3.6 million) were paid and, accordingly, Wembley can be required to release Plot B from the charges created by the debenture.

This agreement contains warranties and indemnities given by Wembley to Chesterfield and Quintain customary for a transaction of this nature.

(d) *Sale of The Corporate Innovations Company Ltd*

Under the terms of an agreement dated 5 February 2003 between Wembley Event Management Services Limited ("WEMSL") and Gunroom Holdings Limited ("Gunroom"), Gunroom purchased the entire issued share capital of The Corporate Innovations Company Limited ("CIL") from WEMSL, save for one "A" Ordinary Share of £1, and WEMSL subscribed for one "A" Ordinary Share of £1 in Gunroom.

The consideration for the sale was (i) an initial payment to WEMSL of £50,000; (ii) £1,000,000 by way of the issue of secured loan stock in Gunroom repayable between 31 March 2004 and 31 December 2005; and (iii) the issue of variable convertible loan stock in Gunroom, repayable on 31 December 2006 or earlier in the event of a change of control of Gunroom or CIL prior to 31 December 2006, the amount of the repayment being calculated by reference to the value of CIL and Gunroom. In addition, Wembley agreed to make a working capital facility of up to £150,000 available to CIL until 1 April 2005.

The "A" Ordinary Share of £1 in CIL retained by WEMSL and the "A" Ordinary Share of £1 in Gunroom acquired by WEMSL grant WEMSL the right to appoint a director to the board of each respective company and veto certain material decisions relating to each respective company. The "A" Ordinary Shares do not carry voting or dividend rights and only a limited right to a return of capital on a winding up of the respective company.

The agreement contains warranties given by WEMSL. The obligations of Gunroom under the two loan stock instruments are secured by charges in favour of WEMSL over the issued share capital of Gunroom and CIL. In addition, CIL agreed to repay £200,000 of an inter-company loan owed by CIL to WEMSL.

(e) *Construction of a new greyhound stadium, Liverpool*

Under the terms of an agreement dated 5 February 2003 between Liverpool City Council and GRA Limited ("GRA") (the "Agreement for Lease"), GRA conditionally agreed to construct a greyhound stadium on land to the west side of Higher Lane, Fazakerley, Liverpool (the "Stadium") and to take a lease of that site in consideration of a premium of £1,036,700. The lease is to be for a term of 125 years from a date 20 working days after practical completion of the Stadium and at a rent of one peppercorn.

Pursuant to an agreement dated 5 February 2003 between David McLean Contractors Limited ("McLean") and GRA (the "Construction Agreement"), GRA conditionally agreed to enter into a building contract with McLean for the construction of the Stadium.

Both the Agreement for Lease and the Construction Agreement are conditional upon GRA obtaining a satisfactory planning permission for the Stadium before 5 February 2006 (extendable in certain circumstances). Both agreements can be terminated if satisfactory planning permission is not obtained within such time (or, if extended, by 5 February 2008). GRA can terminate either agreement if it properly and reasonably considers that there is less than a 50 per cent. chance of a satisfactory planning permission being granted within such time.

If the Agreement for Lease becomes unconditional, GRA will be under an obligation to carry out and complete the Stadium at its own cost and, following practical completion of the Stadium, to take a lease of the site.

If the Construction Agreement becomes unconditional, GRA and McLean are to enter into the building contract in the agreed form to construct the Stadium at an agreed price of £5,697,342 plus VAT. GRA is to reimburse McLean the reasonable and proper fees of Landmark Project Limited up to a maximum of £50,000 plus VAT.

Having reviewed the planning situation, GRA now considers that there is less than a 50 per cent. chance of receiving satisfactory planning permission within the aforementioned time. Therefore, GRA has served notices terminating both the Agreement for Lease and the Construction Agreement.

(f) *Acquisition of The Perry Barr Greyhound Racing Club Limited*

Pursuant to an offer document dated 3 May 2003, GRA acquired the entire issued share capital of Perry Barr Greyhound Racing Club Limited ("Perry Barr") for £4.2031 in cash for each Perry Barr share (the "Offer"). The Offer valued the whole of the issued share capital of Perry Barr at approximately £4.2 million.

Perry Barr is the tenant of Perry Barr Racing Stadium in Birmingham under two leases. The lease of the racing stadium is for a term of 99 years from 17 January 1986 and the current yearly rent is £52,350. The other lease is of a small parking area and is for a term starting on 25 December 1992 and ending on 17 November 2085. The current yearly rent is £15,000. The yearly rents reserved by both leases are subject to upwards only reviews on 25 December 2005 and every fifth anniversary of that date.

On 27 May 2003, the Offer was declared unconditional. GRA received valid acceptances in respect of 97.4 per cent. of the Perry Barr shares. The compulsory acquisition procedure to acquire the remaining Perry Barr shares under sections 428 and 429 of the Companies Act was concluded around 25 July 2003.

In connection with the Offer, a deed of warranties and indemnities dated 2 May 2003 was entered into between George Maurice Buckland, Ronald Roy Williams, Charles James Williams (together the "Warrantors") and GRA. Pursuant to this agreement, the Warrantors made representations and warranties, and gave indemnities and covenants, to GRA in connection with Perry Barr.

In addition, a certificate of title relating to Perry Barr Greyhound stadium was given to GRA by Perry Barr's solicitors, Messrs Dawkins and Grey.

(g) *Inducement Fee Agreement*

Under the terms of a letter agreement dated 23 January 2004 Wembley agreed to pay an inducement fee to MGM MIRAGE in certain circumstances, further details of which are set out in paragraph 8 of Part I of this document.

(h) *Funding Agreement*

A Funding Agreement, effective as of 26 January 2004, was entered into between Lincoln Park Inc. and the United States, acting by and through the US Attorney, in connection with the Lincoln Park Litigation.

Pursuant to this Agreement, the US Attorney confirmed that US$8 million is the maximum aggregate fine that would be sought against Lincoln Park Inc. under the Lincoln Park Litigation and accordingly Lincoln Park Inc. agreed to deposit US$8 million (the "Escrow Amount") into an escrow account to be administered by Wachovia Bank, National Association (the "Escrow Agent") on the terms of the Escrow Agreement described in sub-paragraph (i) below.

The US Attorney has accordingly agreed that, in the event that Lincoln Park Inc. is subject to a guilty verdict and a fine is assessed against Lincoln Park Inc., the US Attorney's sole recourse will be to seek payment of any fines from the Escrow Amount. Other than any rights or claims to the Escrow Amount, the US Attorney has agreed not to assert any rights or claims to any property of UTGR, Lincoln Park Inc. or any entity controlling or controlled by Lincoln Park Inc. and their respective successors and assigns. The US Attorney has also waived any objections to the Lincoln Park Reorganisation and the related transactions contemplated in this document.

(i) *Escrow Agreement*

An Escrow Agreement, effective as of 26 January 2004 and entered into between Lincoln Park Inc., the United States, acting by and through the US Attorney, and the Escrow Agent, governs how the Escrow Agent shall hold, and disburse any monies from, the Escrow Amount. The Escrow Agent shall disburse the Escrow Amount at any time upon a joint written direction from the representatives of Lincoln Park Inc. and the US Attorney. The Escrow Agreement remains in effect until the disposition of all the charges against Lincoln Park Inc. in connection with the Lincoln Park Litigation.

7. Hong Kong Litigation Update

In 1998, the Provisional Urban Council of Hong Kong, having terminated Wembley's ten-year contract for the management of the Hong Kong Stadium, filed a claim in the High Court of Hong Kong against Wembley for a declaration that the said contract was lawfully terminated and seeking damages for breach of contract. The Wembley Board was of the opinion that the claim was wholly without foundation and, as such, the Wembley Group has defended the claim and counter-claimed for a declaration that the contract was unlawfully terminated and has sought damages for breach of contract. As the date of its termination, the contract was in its fifth year and had, to that date, earned Wembley approximately £1.2 million.

The claim and counter-claim were heard in a trial in Hong Kong that began in December 2003 and concluded in January 2004. The judge's verdict is expected shortly. In the best-case scenario, if Wembley has successfully defended the claim against it and has succeeded in its counter-claim, Wembley could be awarded damages of up to the equivalent of £1.5 million plus interest and costs. In the worst-case scenario, if Wembley has lost the claim against it and has been unsuccessful in its counter-claim, Wembley could be required to pay damages of up to the equivalent of £0.5 million plus interest and costs. The Wembley Directors remain optimistic of a positive outcome.

8. Further information in relation to LPR and the LPR Shares.

(a) LPR is a private limited company incorporated in England and Wales on 19 January 2004 with registered number 5019425. Its directors are the current Wembley Directors, namely Claes Hultman, Mark Elliott, Peter Harris and Neil Chisman, and the secretary is Diana Bromley. It currently has an authorised share capital of £4,000, divided into 40,000,000 ordinary shares of 0.01 pence each, of which 10,000 are in issue and are all held by Wembley. At the date of this document, apart from its issued share capital, LPR has no assets or liabilities and has not commenced trading. Prior to the implementation of the Lincoln Park Reorganisation, it is intended that LPR will be funded by way of a subscription by Wembley for LPR Shares at a premium to their nominal value so as to provide LPR with a sterling cash balance which, together with LPRI's US dollar cash balances, will then aggregate US$16.3 million (approximately £9.0 million). From a UK corporation tax perspective, to the extent that LPR issues LPR Shares to Wembley for cash consideration, Wembley's base cost in those LPR Shares for capital gains purposes should be equal to the amount of the cash subscribed.

(b) As the penultimate step in the Lincoln Park Reorganisation, summarised in paragraph 3 of Part II of this document, it is intended that LPR will issue further new ordinary shares to Wembley (in such number as will result in there being the same number of LPR Shares in issue as there are Scheme Shares in issue) in consideration of the transfer by Wembley to LPR of Wembley's membership interest in LPRI. At that point, immediately prior to the Scheme becoming effective, LPR's only assets will be its membership interest in LPRI and a cash balance which, together with LPRI's cash balances, will aggregate US$16.3 million. From a UK corporation tax perspective, Wembley should not be treated as making a disposal, or part disposal, of the membership interests in LPRI upon their transfer to LPR, to the extent that Wembley receives new LPR Shares in return for such transfer and further provided that such transfer is regarded as being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax.

(c) As the final step in the Lincoln Park Reorganisation, Scheme Shareholders will receive from Wembley under the Scheme a distribution of one LPR Share for each Scheme Share held, with the result that all the LPR Shares will be held by Scheme Shareholders. The UK/US taxation implications of this step are set out in paragraph 16 of Part II of this document.

(d) In the event that, following the Scheme Record Time, any additional Wembley Shares are issued to optionholders under the Wembley Share Option Schemes, those shares will be acquired by MGM MIRAGE for 750 pence in cash per share pursuant to Article 143 of Wembley's Articles (amended as set out in the Notice of Extraordinary General Meeting in Part XI of this document) and, pursuant to LPR's articles of association and the LPR Deed Poll, one LPR Share will be allotted, credited as fully paid, for cash at par to such persons for each additional Wembley Share so issued. As a result, such persons will be placed in the same position as if they had exercised their options prior to the Scheme Record Time, with the resulting additional Wembley Shares qualifying for the Scheme as Scheme Shares. The nominal value of the LPR Shares issued under this arrangement will, pursuant to the LPR Deed Poll, be paid up on their behalf by the secretary of LPR.

(e) In addition to the provisions referred to in sub-paragraph (d) above, LPR's articles of association will contain the following principal provisions:

   (i) the LPR Shares will not be transferable, save upon the liquidation or bankruptcy of the relevant shareholder and save for transmission upon the death of the relevant shareholder;

   (ii) the LPR Directors will be authorised to allot relevant securities pursuant to section 80 of the Companies Act as if the pre-emption provisions contained in section 89(1) of the Companies Act did not apply to any such allotment and provided that such authority shall be limited to the allotment of relevant securities with an aggregate nominal value not exceeding £4,999 and such authority shall expire on 1 January 2006; and

   (iii) on a distribution or return of capital (whether on a winding-up or otherwise) LPR Shareholders will be entitled to participate on the basis of the nominal value of the LPR Shares held by them, ignoring any premium paid upon the subscription for such shares.

9. Cash confirmation

The cash consideration due under the Scheme will be financed from funds available to MGM MIRAGE pursuant to an existing facility agreement dated as of 24 November 2003 for US$2,500,000,000 entered into between, *inter alia*, MGM MIRAGE as borrower, MGM Grand Detroit, LLC as co-borrower, Bank of America, N.A. as administration agent and Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead arrangers and joint book managers. Neither the payment of interest on, nor the repayment of, nor the security for, any liability of MGM MIRAGE will depend to any significant extent on the business of Wembley. Citigroup is satisfied that the necessary financial resources are available to MGM MIRAGE to satisfy the cash consideration due under the Scheme in full.

10. Sources and bases of information

(a) Unless otherwise stated, the financial information relating to the Company contained in Parts II, IV and V of this document has been extracted without material adjustment from relevant published audited reports and accounts of the Wembley Group for the three years ended 31 December 2002, and from the preliminary announcement of results of Wembley for the period ended 31 December 2003 respectively.

(b) Unless otherwise stated, the financial information relating to MGM MIRAGE contained in Parts II and VI of this document has been extracted without material adjustment from the audited financial statements of MGM MIRAGE for the two years ended 31 December 2003 as contained in the annual report on Form 10-K for the year ended 31 December 2003 filed with the Securities and Exchange Commission under the US Securities Exchange Act of 1934.

(c) The value of the whole of the issued and to be issued share capital of the Company of approximately £270 million is based on 35,931,361 Wembley Shares in issue (on a fully diluted basis) as at 26 January 2004 (being the day before the commencement of the Offer Period) and the cash consideration of 750 pence per Wembley Share due under the Scheme.

(d) Unless otherwise stated, all prices quoted for Wembley Shares are closing middle market prices and are derived from the Daily Official List.

(e) The calculations in Parts I and II of this document regarding the equivalent amount in pence attributable to each LPR Share in relation to the cash balances of LPR and LPRI are based on (i) US$16.3 million (being the aggregate cash balances of LPR and LPRI upon the Scheme taking effect) and (ii) US$8 million (being the amount deposited in escrow pending the outcome of the Lincoln Park Litigation), in each case divided by 35,931,361 Wembley Shares being in issue (on a fully diluted basis) as at 26 January 2004 (being the last day before the commencement of the Offer Period) and applying the £:US$ exchange rate set out in sub-paragraph (g) below.

(f) The calculations in Parts I and II of this document regarding the percentages of the existing issued share capital of Wembley in respect of which the Wembley Directors and other Wembley Shareholders have confirmed that they intend to vote in favour of the Acquisition is based on 94,891 Wembley Shares held by the Wembley Directors and 19,308,265 Wembley Shares held by such other Wembley Shareholders as a proportion of 34,705,063 Wembley Shares in issue (as at 26 February 2004, being the last practicable date prior to the date of this document).

(g) A £:US$ exchange rate of £1:US$1.82 has been applied for the purposes of any £:US$ currency conversion. This exchange rate is extracted from the Financial Times (London edition) published on 27 January 2004 (being the day of the announcement of the Acquisition).

(h) The market capitalisation of MGM MIRAGE of US$5.8 billion has been extracted from Bloomberg as at 26 January 2004 (being the last day before the commencement of the Offer Period).

(i) The change in the FTSE Leisure Index of 46 per cent. has been sourced from Datastream for the period from 26 May 1995 until 26 January 2004 (being the last day before the commencement of the Offer Period).

11. General

(a) Each of Hawkpoint and Merrill Lynch has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b) Citigroup has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c) Ernst & Young has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(d) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Wembley Shares to be transferred to MGM MIRAGE pursuant to the Scheme will be transferred to any other person, save that MGM MIRAGE reserves the right to transfer any such shares to any other member of the MGM MIRAGE Group.

(e) Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between MGM MIRAGE or any person acting in concert with it for the purposes of the Acquisition and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Acquisition.

(f) Save as disclosed in this document, there has been no material change in the financial or trading position of the Company since 31 December 2002 (being the date to which the last published audited accounts of the Company were prepared).

12. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ during usual business hours on any Business Day prior to the Effective Date:

(a) the memorandum and articles of association of the Company;

(b) the draft memorandum and articles of association of LPR (subject to amendment);

(c) a copy of the LPR Deed Poll referred to in paragraph 8 of this Part VII;

(d) the audited consolidated accounts for the Wembley Group for the three financial years ended 31 December 2002;

(e) the preliminary announcement of results of Wembley for the year ended 31 December 2003;

(f) copies of the service contracts and letters of appointment referred to in paragraph 5 of this Part VII;

(g) copies of the material contracts referred to in paragraph 6 of this Part VII;

(h) copies of the written consents referred to in sub-paragraphs 11(a) and 11(c) of this Part VII;

(i) drafts of the principal documents to be entered into by the parties thereto to implement the Lincoln Park Reorganisation (subject to any changes thereto as may be agreed between Wembley, MGM MIRAGE and the parties thereto);

(j) the rules of the Wembley Share Option Schemes; and

(k) this document and the Forms of Proxy.

Copies of the following documents will be available for inspection at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any Business Day prior to the Effective Date:

(a) the Certificate of Incorporation (as amended) and Bylaws (as amended) of MGM MIRAGE;

(b) the consolidated audited accounts of the MGM MIRAGE Group for the two financial years ended 31 December 2003;

(c) copies of the letters of intent referred to in paragraph 8 of Part II of this document; and

(d) a copy of the written consent referred to in sub-paragraph 11(b) of this Part VII.

27 February 2004

PART VIII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE **No. 1230 of 2004**
CHANCERY DIVISION
COMPANIES HIGH COURT
MR REGISTRAR SIMMONDS

IN THE MATTER OF

WEMBLEY PLC

AND IN THE MATTER OF

THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

WEMBLEY PLC

and

THE HOLDERS OF SCHEME SHARES

(as hereinafter defined)

(A) In the Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

"Acquisition"	the proposed acquisition by MGM MIRAGE of the Company by means of the Scheme;
"Business Day"	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business (other than solely for trading and settlement in Euros) in the City of London;
"Companies Act"	the Companies Act 1985 as amended;
"Company"	Wembley plc, incorporated in England and Wales with registered number 226267;
"Court"	The High Court of Justice in England and Wales;
"Court Meeting"	the meeting of the holders of Wembley Shares convened by Order of the Court pursuant to Section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment thereof;
"CREST"	the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"Effective Date"	the day on which the Scheme becomes effective in accordance with its terms;

"Encumbrances"	liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests;
"holder"	a registered holder and includes any person entitled by transmission;
"LPR"	LP Residual Limited, a company incorporated in England and Wales on 19 January 2004 with number 5019425;
"LPR Shares"	ordinary shares of 0.01 pence each in the capital of LPR;
"Order"	the order of the Court sanctioning the Scheme under section 425 of the Companies Act;
"Panel"	the Panel on Takeovers and Mergers;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Scheme"	this scheme of arrangement in its present form or with any modification, addition or condition approved or imposed by the Court;
"Scheme Record Time"	6.00 p.m. on the Business Day immediately preceding the Effective Date;
"Scheme Shareholder"	a holder of Scheme Shares;
"Scheme Shares"	all the Wembley Shares: (a) in issue at the date of this document; (b) (if any) issued after the date of this document and prior to the Voting Record Time; and (c) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the amendment to the articles of association of the Company at the extraordinary general meeting of the Company held immediately following the Court Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme;
"Voting Record Time"	6.00 p.m. on the second day before the Court Meeting or, if adjourned, 6.00 p.m. on the second day before the day set for such adjourned meeting; and
"Wembley Shares"	ordinary shares of £1.00 each in the capital of the Company.

(B) The authorised share capital of the Company as at 25 February 2004 is £73,812,000 divided into 73,812,000 ordinary shares of £1.00 each, of which 34,705,063 are in issue and fully paid up or credited as fully paid, and the remainder are unissued.

(C) MGM MIRAGE is a Delaware corporation which was incorporated on 29 January 1986. MGM MIRAGE's shares are listed on the New York Stock Exchange. As of 31 December 2003, MGM MIRAGE had 300,000,000 shares of authorised common stock, US$0.01 par value, of which 168,268,213 shares were issued, including 25,172,000 shares of treasury stock.

(D) MGM MIRAGE has agreed to appear by counsel on the hearing of the petition to sanction the Scheme and to undertake to the Court to be bound thereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to the Scheme.

THE SCHEME

1. Acquisition of Scheme Shares

(A) With effect from the Effective Date, MGM MIRAGE will acquire the Scheme Shares free from all Encumbrances and together with all rights attaching to them after 27 January 2004 (being the date of the announcement of the Acquisition) including, without limitation, the right to receive all dividends and other

distributions (other than the distribution of the LPR Shares by the Company under the Scheme) announced, declared, made or paid thereafter.

(B) For such purposes the Scheme Shares shall be transferred to MGM MIRAGE and/or its nominee(s) and to give effect to such transfer(s) any person may be appointed by MGM MIRAGE to execute as transferor an instrument or instruction of transfer of any such Scheme Shares and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

2. Transfer of Scheme Shares

(A) In respect of each Scheme Share, the Company will, by way of a distribution in specie, transfer to (or for the account of) each Scheme Shareholder one LPR Share, credited as fully paid and free of Encumbrances.

(B) In consideration of the transfer of each Scheme Share held by a Scheme Shareholder pursuant to Clause 1(A) MGM MIRAGE will pay to (or for the account of) each such Scheme Shareholder 750 pence in cash in the manner described in Clause 3(A) below.

3. Settlement

(A) Settlement shall be effected as follows:

(i) where, at the Scheme Record Time, a Scheme Shareholder holds Wembley Shares in uncertificated form, settlement of cash consideration to which such Scheme Shareholder is entitled from MGM MIRAGE shall be despatched by means of CREST by MGM MIRAGE procuring the creation of an assured payment obligation in favour of the CREST account through which the relevant Scheme Shareholder holds such uncertificated shares, in accordance with the CREST assured payment arrangements.

As from the Effective Date, each holding of Wembley Shares credited to any stock account in CREST shall be disabled and all Wembley Shares will be removed from CREST in due course thereafter.

MGM MIRAGE reserves the right to pay all or any part of the cash consideration referred to in this sub-Clause 3(A)(i) to all or any Scheme Shareholder(s) who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in sub-Clause 3(A)(ii) below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this sub-Clause 3(A)(i);

(ii) where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement of cash consideration to which such Scheme Shareholder is entitled from MGM MIRAGE shall be despatched either (a) by first class post, by cheque drawn on a clearing bank in the United Kingdom; or (b) by such other method as may be approved by the Panel.

All cash payments shall be made in pounds sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of Wembley in respect of the joint holding concerned. Cheques shall be despatched or the credit to the account made within 14 days after the Effective Date against the execution of any instrument or instruction of transfer referred to in Clause 1(B); and

(iii) share certificates in respect of the LPR Shares due to Scheme Shareholders shall be despatched by LPR by first class post within 14 days after the Effective Date.

(B) Neither MGM MIRAGE nor the Company shall be responsible for any loss or delay in the transmission of cheques and share certificates posted in accordance with this Clause 3, which shall be posted at the risk of the addressee.

(C) The provisions of this Clause 3 shall be subject to any condition or prohibition imposed by law.

4. Certificates in respect of Scheme Shares

With effect from (and including) the Effective Date:

(i) all certificates representing holdings of Scheme Shares shall cease to be valid and should be destroyed; and

(ii) CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5. Effective time

(A) This Scheme shall become effective as soon as an office copy of the Order under section 425 of the Companies Act shall have been duly delivered by the Company to the Registrar of Companies.

(B) Unless this Scheme shall become effective on or before 27 September 2004 or such later date, if any, as the Company and MGM MIRAGE may agree and the Court may allow, this Scheme shall never become effective.

6. Modification

The Company and MGM MIRAGE may jointly consent on behalf of all persons concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

7. Costs

The Company and MGM MIRAGE have agreed that they shall each be responsible for their own costs in relation to this Scheme.

27 February 2004

PART IX

DEFINITIONS

In this document (with the exception of Part VIII), the following words and expressions have the following meanings, unless the context requires otherwise:

"Act" or "Companies Act"	the Companies Act 1985 (as amended)
"Acquisition"	the proposed acquisition by MGM MIRAGE of Wembley by means of the Scheme as described in this document
"ADR Record Time"	5.00 p.m. (New York time) on 4 March 2004 or, if the Court Meeting is adjourned, 5.00 p.m. (New York time) on the twenty-fifth Business Day before the day set for such adjourned meeting
"Business Day"	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for business (other than solely for trading and settlement in Euros) in the City of London
"Citigroup"	Citigroup Global Markets Limited
"City Code"	the City Code on Takeovers and Mergers
"Conditions"	the conditions to the Scheme which are set out in Part III of this document
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting of Wembley Shareholders convened by direction of the Court pursuant to section 425 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment), notice of which is set out in Part X of this document, and any adjournment thereof
"Court Order"	the order or orders of the Court sanctioning the Scheme under section 425 of the Act
"CREST"	the relevant system (as defined in the Regulations) to facilitate the transfer of title to shares in uncertificated form in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	the daily official list of the London Stock Exchange
"Depositary"	The Bank of New York, a New York banking corporation, as depositary under the Deposit Agreement
"Deposit Agreement"	the deposit agreement, dated as of 7 February 1991, by and among Wembley, the Depositary and all owners and holders of Wembley ADRs issued thereunder
"Effective Date"	the day on which the Scheme becomes effective in accordance with its terms
"Encumbrances"	liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights or interests
"Explanatory Statement"	the explanatory statement relating to the Scheme, as set out in Part II of this document, which together with the documents incorporated therein constitute the explanatory statement relating to the Scheme as required by section 426 of the Companies Act
"Extraordinary General Meeting"	the extraordinary general meeting of Wembley Shareholders, notice of which is set out in Part XI of this document, and any adjournment thereof
"Forms of Proxy"	either or both of the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the Extraordinary General Meeting which accompany this document, as the context requires

"Hawkpoint"	Hawkpoint Partners Limited
"holder"	a registered holder and includes any person entitled by transmission
"Lincoln Park Business"	the gaming and entertainment facility located at Lincoln Park, 1600 Louisquisset Pike, Lincoln, Rhode Island, United States
"Lincoln Park Inc."	Lincoln Park Inc., a Rhode Island company and indirect wholly-owned subsidiary of Wembley
"Lincoln Park Litigation"	the indictment (CR. No. 03-81-03 ML) against Lincoln Park Inc. issued by the United States District Court for the District of Rhode Island
"Lincoln Park Reorganisation"	the reorganisation of Wembley's interests in the Lincoln Park Business, to be implemented in the form described in paragraph 3 of Part II of this document
"Listing Rules"	the listing rules published by the UK Listing Authority, as amended
"London Stock Exchange"	London Stock Exchange plc
"LPR"	LP Residual Limited, a company incorporated in England and Wales on 19 January 2004 with number 5019425
"LPR Deed Poll"	the deed poll dated 27 February 2004 executed by Wembley, LPR and the secretary of LPR pursuant to which LPR has undertaken to allot, credited as fully paid, new LPR Shares for cash at par to optionholders under the Wembley Share Option Schemes who exercise their options after the Scheme Record Time, on the basis summarised in sub-paragraph 8(d) of Part VII of this document
"LPR Directors"	Claes Hultman, Mark Elliott, Peter Harris and Neil Chisman
"LPRI"	LPRI LLC, a Rhode Island limited liability company
"LPR Shares"	ordinary shares of 0.01 pence each in the capital of LPR
"LPR Shareholders"	holders of LPR Shares from time to time
"Meetings"	the Court Meeting and the Extraordinary General Meeting
"Merrill Lynch"	Merrill Lynch International
"MGM MIRAGE Directors"	the directors of MGM MIRAGE, whose names are set out in sub-paragraph 2(b) of Part VII of this document or, where the context so requires, the directors of MGM MIRAGE from time to time
"MGM MIRAGE Group"	MGM MIRAGE and its subsidiary undertakings and, where the context permits, each of them
"MGM MIRAGE Shares"	the common stock, $0.01 par value per share, of MGM MIRAGE
"Offer Period"	the period commencing on 27 January 2004 (being the date the boards of Wembley and MGM MIRAGE announced they had reached agreement on the terms of the Acquisition) and ending on the Effective Date
"Official List"	the official list of the UK Listing Authority
"Panel"	the Panel on Takeovers and Mergers
"pounds" or "£" or "sterling"	UK pounds sterling
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"Regulatory Approvals"	all regulatory approvals and consents necessary to implement the Lincoln Park Reorganisation and the Acquisition
"Regulatory Information Service"	any of the services set out in Schedule 12 to the listing rules of the UKLA from time to time

"Scheme"	the scheme of arrangement proposed to be made under section 425 of the Act between Wembley and the holders of Scheme Shares as set out in Part VIII of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Wembley and MGM MIRAGE
"Scheme Hearing"	the hearing by the Court of the petition to sanction the Scheme
"Scheme Hearing Date"	the date of the commencement of the Scheme Hearing
"Scheme Record Time"	6.00 p.m. on the Business Day immediately preceding the Effective Date
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"	all the Wembley Shares: (i) in issue at the date of this document; (ii) (if any) issued after the date of this document and prior to the Voting Record Time; and (iii) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or, in the case of any such shares issued prior to the amendment to Wembley's Articles at the Extraordinary General Meeting, in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme
"Securities Act"	the US Securities Act of 1933, as amended
"subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking"	have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking
"UK Listing Authority" or "UKLA"	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	in relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
"US$" or "$" or "US dollars"	U.S. dollars
"US Attorney"	the United States Attorney for the District of Rhode Island
"UTGR"	UTGR, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Wembley
"Voting Record Time"	6.00 p.m. on 6 April 2004 or, if either of the Meetings is adjourned, 6.00 p.m. on the second day before the day set for such adjourned meeting
"Wembley" or the "Company"	Wembley plc
"Wembley ADRs"	American Depositary Receipts issued by Wembley under the Deposit Agreement representing the right to Wembley ADSs

"Wembley ADSs"	American Depositary Shares, each representing four Wembley Shares, evidenced by Wembley ADRs issued under the Deposit Agreement
"Wembley Board"	the board of directors of Wembley
"Wembley Directors"	the directors of Wembley, whose names are set out in paragraph 2(a) of Part VII of this document
"Wembley Group" or "Group"	Wembley and its subsidiary undertakings and, where the context permits, each of them
"Wembley's Articles"	the Articles of Association of Wembley in force from time to time
"Wembley Share Option Schemes"	all or (where the context permits) any of: (i) The Wembley 1995 Executive Share Option Scheme; (ii) The Wembley 1996 Unapproved Executive Share Option Scheme; and (iii) The Wembley plc Savings Related Share Option Scheme
"Wembley Shareholders" or "Shareholders"	holders of Wembley Shares from time to time
"Wembley Shares"	the ordinary shares of £1.00 each in the capital of Wembley
"Wider MGM MIRAGE Group"	MGM MIRAGE and its subsidiary undertakings, associated undertakings and any other undertakings in which MGM MIRAGE and such undertakings (aggregating their interests) have a substantial interest

PART X

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR SIMMONDS

No. 1230 of 2004

IN THE MATTER OF

WEMBLEY PLC

AND IN THE MATTER OF

THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 24 February 2004 made in the above matter, the Court has directed a meeting (the "Court Meeting") to be convened of the holders of Wembley Shares (as defined in the scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the "Scheme of Arrangement") pursuant to section 425 of the Companies Act 1985 (the "Act") proposed to be made between Wembley plc (the "Company") and the holders of Scheme Shares as defined in the Scheme of Arrangement and that such meeting will be held at The Wembley Conference Centre, Empire Way, Wembley HA9 0DW on 8 April 2004 at 10.30 a.m., at which place and time all holders of such Wembley Shares are invited to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act in relation to the Scheme of Arrangement are incorporated in the document to which this Notice forms part.

Holders of Wembley Shares may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue Form of Proxy for use at the Court Meeting is enclosed with this notice. Completion of the blue Form of Proxy will not preclude a holder of Wembley Shares from attending and voting at the Court Meeting or any adjournment thereof.

In the case of joint holders of Wembley Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that blue Forms of Proxy be lodged with the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB by not less than 48 hours before the time appointed for the Court Meeting (or any adjournment thereof) but, if forms are not so lodged, they may be handed to the chairman at the start of the Court Meeting.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 6 April 2004 or, in the event that the Court Meeting is adjourned, in the register of members at 6.00 p.m. on the second day before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 6 April 2004 or, in the event that the Court Meeting is adjourned, in the register of members after 6.00 p.m. on the second day before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Claes Hultman or, failing him, Peter Harris or, failing him, Neil Chisman, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 27 February 2004

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
10 Upper Bank Street
London E14 5JJ
Solicitors for the Company

PART XI

NOTICE OF EXTRAORDINARY GENERAL MEETING

WEMBLEY PLC

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Wembley plc (the "Company") will be held at The Wembley Conference Centre, Empire Way, Wembley HA9 0DW on 8 April 2004 at 10.40 a.m. (or so soon thereafter as the meeting of the holders of ordinary shares convened by the direction of the Court for 10.30 a.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

(A) the scheme of arrangement dated 27 February 2004 (the "Scheme") proposed to be made between the Company and the holders of Scheme Shares (as defined in the Scheme) (including, without limitation, the distribution in specie by the Company of the LPR Shares (as defined in the Scheme)), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting, be approved in its original form or with or subject to any modification, addition or condition approved by this meeting or imposed by the Court and agreed to by MGM MIRAGE and the Company; and

(B) with effect from the passing of this resolution, the articles of association of the Company be amended by (i) the replacement of Article 127 with the following new Article 127 and (ii) the adoption and inclusion of the following new Articles 142 and 143:

"127. Dividends in specie

(A) Without prejudice to article 67, the board may, with the prior authority of an ordinary resolution of the Company:

(i) direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company; and/or

(ii) declare a dividend of specific assets and in particular, but without limitation, of paid-up shares or debentures of another company.

(B) Where a difficulty arises in connection with the distribution of a dividend in specie, the board may settle it as it thinks fit and in particular may issue fractional certificates (or ignore fractions), may fix the value for distribution of the specific assets (or any part of them), may decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and may vest assets in trustees on trust for the persons entitled to the dividend as may seem expedient to the board."

"142. 2004 Scheme

For the purposes of this Article 142 and Article 143, references to the "2004 Scheme" are to the Scheme of Arrangement between the Company and the Scheme Shareholders (as defined in the 2004 Scheme) dated 27 February 2004 under section 425 of the Companies Act 1985 and terms defined in the 2004 Scheme (or, if not so defined, in the circular containing the Explanatory Statement (as defined in such circular) circulated with the 2004 Scheme pursuant to section 426 of the Companies Act 1985) shall have the same meanings when used in this Article 142 and in Article 143.

143. Shares not otherwise subject to the Scheme

(1) If the Company issues any shares (other than to MGM MIRAGE or its nominee(s)) on or after the Voting Record Time and prior to the Scheme Record Time, then those shares shall be allotted and issued subject to the terms of the 2004 Scheme and the holder or holders of such shares shall be bound by the Scheme accordingly.

(2) No shares shall be issued to any person (other than MGM MIRAGE or its nominee(s)) at or after the Scheme Record Time and prior to the time at which the 2004 Scheme becomes effective.

(3) Subject to the 2004 Scheme becoming effective, if any shares are issued to any person (other than MGM MIRAGE or its nominee(s)) (each such person a "new member") thereafter then they shall be

immediately transferred to MGM MIRAGE or its nominee(s) in consideration of and conditional on the payment by MGM MIRAGE or its nominee(s) to that new member of such cash consideration as that new member would have been entitled to had each share transferred to MGM MIRAGE or its nominee(s) hereunder been a Scheme Share and such person had been bound by the 2004 Scheme.

(4) To give effect to any such transfer required by this Article 143, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of MGM MIRAGE or its nominee(s) and the Company may give a good receipt for the purchase price of the shares so transferred and may register MGM MIRAGE or its nominee(s) as the holder of those shares and issue to it a certificate for those shares. The Company shall not be obliged to issue a certificate to the new member for any shares to which this Article 143 applies. Pending the registration of MGM MIRAGE or its nominee(s) as the holder of any share to be transferred pursuant to this Article 143, MGM MIRAGE or its nominee(s) shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of the new member in accordance with such directions as MGM MIRAGE or its nominee(s) may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder(s) of such share shall exercise all rights attaching thereto in accordance with the directions of MGM MIRAGE or its nominee(s) but not otherwise. Payment in respect of any shares transferred under this Article 143 will be made within 14 days of the date of transfer of such shares."

Dated 27 February 2004

Registered office
Elvin House
Stadium Way
Wembley HA9 0DW

By order of the board
Diana Bromley
Secretary

Registered in England No. 226267

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.
2. A white Form of Proxy for use at the above meeting is enclosed. To be valid, the Form of Proxy must be completed in accordance with the instructions printed on it and must be deposited (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy thereof) with the Company's registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8FB not less than 48 hours before the time of the holding of the meeting (or, as the case may be, adjourned meeting).
3. The completion and return of a Form of Proxy will not preclude a member from attending and voting in person.
4. The Company specifies, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 6 April 2004 (or, in the event that the meeting is adjourned, in the register of members at 6.00 p.m. on the second day prior to the day of any adjourned meeting) shall be entitled to attend and vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 6.00 p.m. on 6 April 2004 (or, in the event that the meeting is adjourned, in the register of members after 6.00 p.m. on the second day prior to the day of any adjourned meeting) shall be disregarded in determining the right of any person to attend and vote at the meeting.